As filed with the Securities and Exchange Commission on September 9, 2004

Registration No. 333-118649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Freescale Semiconductor, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3674	20-0443182
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6501 William Cannon Drive West

Austin, TX 78735

(512) 895-2000

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

John D. Torres, Esq.

Freescale Semiconductor, Inc.

7700 West Parmer Lane

Austin, TX 78729

(512) 996-6571

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies of all communications to:

Patricia A. Vlahakis, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to public:    Upon consummation of the Exchange Offer referred to herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Floating Rate Senior Notes Due 2009	$ 400,000,000	100%	$400,000,000	$ 50,680
6.875% Senior Notes Due 2011	$ 350,000,000	100%	$350,000,000	$ 44,345
7.125% Senior Notes Due 2014	$ 500,000,000	100%	$500,000,000	$ 63,350
Total	$1,250,000,000			$158,375

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(f) under the Securities Act of 1933.
(2)	Previously paid. Calculated pursuant to Rule 457(f) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities or accept any offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 9, 2004

Prospectus

Freescale Semiconductor, Inc.

Exchange Offer for

$400,000,000 Floating Rate Senior Notes due 2009

$350,000,000 6.875% Senior Notes due 2011

$500,000,000 7.125% Senior Notes due 2014

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $400,000,000 aggregate principal amount of our new Floating Rate Senior Notes due 2009 that we have registered under the Securities Act of 1933 for an equal principal amount of our outstanding Floating Rate Senior Notes due 2009, up to $350,000,000 aggregate principal amount of our new 6.875% Senior Notes due 2011 that we have registered under the Securities Act for an equal principal amount of our outstanding 6.875% Senior Notes due 2011 and up to $500,000,000 aggregate principal amount of our new 7.125% Senior Notes due 2014 that we have registered under the Securities Act for an equal principal amount of our outstanding 7.125% Senior Notes due 2014. We refer to the new notes you will receive on this exchange offer collectively as the “exchange notes,” and we refer to the old notes you will tender on this exchange offer collectively as the “old notes.” The exchange notes will represent the same debt as the corresponding old notes, and we will issue the exchange notes under the same applicable indenture.

The Exchange Offer will expire at 5:00 p.m., New York City

time, on                     , 2004, unless extended.

Terms of the Exchange Offer

•	We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You are required to make the representations described on page 37 to us.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	The terms of the exchange notes are identical in all material respects (including principal amount, interest rate, maturity and redemption rights) to the old notes for which they may be exchanged, except that the exchange notes generally will not be subject to transfer restrictions or be entitled to registration rights and the exchange notes will not have the right to earn special interest under circumstances relating to our registration obligations. The terms of the exchange offer are more fully described in this prospectus.

•	We will not receive any cash proceeds from the exchange offer.

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing or quotation on any securities exchange or market.

See “ Risk Factors” beginning on Page 15 for a discussion of factors that you should consider in connection with the exchange offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    , 2004.

AVAILABLE INFORMATION

We are subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file reports, proxy and information statements, and other information with the Securities and Exchange Commission. The SEC maintains a website (www.sec.gov) that contains the reports, proxy and information statements, and other information filed by us. The documents filed by us may also be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We maintain a website at www.freescale.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it as part of this prospectus.

You should rely solely upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 180 days after the effectiveness of the registration statement covering the exchange notes, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus. Because it is a summary, it does not contain all the information that you should consider before exchanging your old notes for exchange notes. You should carefully read the entire prospectus. In particular, you should read the section entitled “Risk Factors” and our combined financial statements and the notes relating to those statements included elsewhere in this prospectus.

Our Company

Overview. We are a leading global semiconductor company focused on providing embedded processing and connectivity products to large, high-growth markets. Our net sales for the first half of 2004 were $2.9 billion, and for the year ended 2003 were $4.9 billion. Our net earnings in the first half of 2004 were $149 million, and our net loss for the year ended 2003 was $366 million. We currently focus on providing products to the automotive, networking and wireless communications industries. According to industry data described below, in 2003 we held numerous leading market positions in the supply of semiconductor products to these industries. A common attribute of our success in each of these target industries is our ability to offer families of embedded processors. In their simplest forms, embedded processors provide the basic intelligence for electronic devices and can be programmed to address specific applications or functions. Examples of our embedded processors include microcontrollers, digital signal processors and communications processors. Gartner Dataquest estimates that, from 1997 to 2003, we sold over $20 billion of embedded processors, leading the market. Our data shows that we have shipped approximately 5 billion embedded processors over this period.

In addition to our embedded processors, we offer our customers a broad portfolio of complementary devices that provide connectivity between products, across networks and to real-world signals, such as sound, vibration and pressure. Our complementary products include sensors, radio frequency semiconductors, power management and other analog and mixed-signal integrated circuits. Through our embedded processors and complementary products we are able to offer customers complex combinations of semiconductors and software, which we refer to as “platform-level products.” We believe that the ability to offer platform-level products will be increasingly important to long-term success in many markets within the semiconductor industry.

Our History of Innovation. Since we began our operations in 1953 as the semiconductor products sector of Motorola, Inc., we have been an innovator and pioneer in the global semiconductor industry. We are responsible for a number of significant innovations that have had a meaningful impact on the industry. For example, we have developed key product categories, such as communications processors, microcontrollers, solid state acceleration sensors and cellular semiconductors and modules. We have also been a leader in the development of process technology, pioneering the use of 200 millimeter silicon wafers, copper interconnect, silicon-on-insulator and silicon germanium carbon to create higher-performance, lower-cost products for our customers. In addition, we have been a pioneer in advanced device packaging and invented the ball-grid array packaging technology which is utilized extensively throughout the industry. We continue our commitment to innovation by dedicating significant resources to research and development in the areas of product design, platform-level design and process technology.

Our Focus. We focus on providing products for embedded processing and connectivity. Over the past 10 years, as the functionality and performance of semiconductors has improved, there has been an increasing trend toward the use of semiconductors in a growing array of electronic systems. However, semiconductor design costs have increased significantly in recent years. We believe that our embedded processors are, and will become, increasingly attractive as they can be programmed in software to address specific applications or functions, making them cost-effective. We also believe that our success in the embedded processor market derives from a combination of our powerful integrated circuit architectures, our easy-to-use software development environments, our understanding of end-market applications and the availability of supporting software and resources from third parties.

Our Market Leadership. We currently focus on three large, global industries in which both embedded processors and platform-level products play an important role: automotive, networking and wireless communications. Accordingly, we operate through three primary business groups that are arranged around the industries that we currently target: Transportation and Standard Products Group (TSPG), Networking and Computing Systems Group (NCSG) and Wireless and Mobile Solutions Group (WMSG). Within these groups, our representative market leadership positions in 2003 include:

•	TSPG: According to Gartner Dataquest, we were the global market share leader for semiconductors for automotive applications, and according to both Gartner Dataquest and The Information Network, we had the second largest global market share for microcontrollers and embedded microprocessors.

•	NCSG: According to International Data Corporation (IDC), we were the global market share leader for communications processors. In addition, according to ABI Research, we were the global market share leader in radio frequency power products for the cellular base station market.

•	WMSG: According to Gartner Dataquest, we had the fourth position overall for wireless communications application-specific standard products. In addition, according to IDC, we had the fourth largest global market share for digital baseband semiconductors for cellular handsets.

Applying Our Capabilities Across Target Industries. Our focus on the automotive, networking and wireless communications industries allows us to apply our development efforts and technological advances from one target industry to our other target industries. For example, advances in 32-bit processing that are driven by our efforts in networking can also be applied to our microcontroller development efforts for the automotive industry. Similarly, advances in semiconductor design and process technologies that are driven by both our wireless and networking products can be applied to our advanced automotive products. In addition, supply chain advances that are essential in serving the automotive industry can be applied to supplying products to our networking and wireless communications customers. Our focus on this combination of industries also allows us to better utilize our investments in manufacturing resources, as facilities that manufacture leading-edge wireless products can subsequently be deployed for networking and, ultimately, automotive and other standard products.

Our Manufacturing Base. Our three business groups are supported by our global manufacturing base. This manufacturing base consists of nine facilities that we own, a facility that we share and relationships with third-party manufacturers. Through our asset-light strategy, we selectively focus our internal manufacturing capacity on leading-edge, differentiated or specialty process technologies, while supplementing our internal resources with capacity for standard process technologies available from third-party foundries. Foundries are companies whose primary business is the manufacture of semiconductors based on designs typically provided by semiconductor suppliers. We have manufacturing relationships with foundries such as Taiwan Semiconductor Manufacturing Company Limited. In addition, we share a research and fabrication plant for the manufacture of 300 millimeter wafers in Crolles, France with both STMicroelectronics N.V. and Koninklijke Philips Electronics N.V.

Our End Customers. Our global customer base is comprised of over 10,000 end customers, including over 100 leading original equipment manufacturers that we serve through our direct sales force, as well as several thousand other end customers that we reach through a network of distributors. In 2003, our largest end customers for each group based on sales included:

•	TSPG: Robert Bosch GmbH, the BMW Group, Continental Teves AG & Co., DaimlerChrysler AG, Delphi Corporation, Hewlett-Packard Company, Motorola, Siemens AG and Visteon Corporation.

•	NCSG: Alcatel, Apple Computer, Inc., Cisco Systems, Inc., Ericsson AB, Fujitsu Limited, Motorola, Nokia Corporation, Nortel Networks Corporation and Powerwave Technologies, Inc.

•	WMSG: Motorola and QUALCOMM Incorporated.

Motorola has historically been our largest end customer, comprising approximately 27% of our first half of 2004 sales and 23%, 26% and 23% of our 2003, 2002 and 2001 sales, respectively. These percentage sales figures include sales made directly to Motorola and sales made to contract manufacturers in connection with the production of products for Motorola.

Our Strengths. Our core strengths include the following:

•	established embedded processor expertise and leadership;

•	end market applications expertise in our target industries;

•	technology and intellectual property leadership;

•	differentiated approach to manufacturing, allowing for both process technology expertise and flexible manufacturing capacity; and

•	long-term customer and supporting third-party relationships.

Our Strategy. Through the combination of our embedded processors and complementary connectivity devices, our vision is to be the embedded processing leader for a connected world. We intend to enhance our position as a leading global semiconductor company by continuing to apply the following strategy:

•	focus on large, high-growth market opportunities where we can apply our distinctive intellectual property and technology capabilities;

•	evolve our asset-light strategy and continue to improve our manufacturing and operational efficiencies;

•	continue to develop high value-added, proprietary products;

•	continue to build upon our strong foundation of intellectual property; and

•	increase the breadth and depth of our customer relationships, including current competitors of Motorola.

Our Drive to Profitability. We believe that we are well positioned to improve our financial results. In the late 1990’s and early 2000, we made substantial investments in manufacturing facilities to support what at the time appeared to be extraordinary growth in the semiconductor industry, particularly in the networking and wireless industries. However, this predicted growth did not occur, and the semiconductor industry experienced a severe downturn. According to the Semiconductor Industry Association, industry revenues declined by 32% in 2001. We incurred sizeable net losses in each of 2001, 2002 and 2003 of approximately $2.2 billion, $1.8 billion and $366 million, respectively. These losses were attributable to, among other things, an abrupt decline in demand for many of the end products that incorporate our semiconductor products and our large fixed cost base associated with our manufacturing infrastructure. We have undertaken a number of actions since the second half of 2000 in an effort to achieve profitability, including initiating our asset-light strategy, engaging in partnering and licensing activities to offset a portion of our research and development spending, reducing the total number of our employees by 11,700 and reducing our manufacturing facilities from 22 to nine. We achieved profitability in the fourth quarter of 2003 with net earnings of $98 million. Profitability continued in the first half of 2004 with net earnings of $149 million.

To further focus our business, we exited product and market areas where we believed we did not have the potential to be a leading supplier in order to focus on higher value proprietary products. For those product areas where we currently have or believe that we will have a leading position and where we believe that there will be meaningful growth, we have made important commitments to both our research and development and marketing efforts. For example, in TSPG we have focused development efforts in the areas of automotive telematics and digital radio. In NCSG, we reinvested in our PowerQUICC™ family of communications processors and increased our design win efforts, focusing on industry leaders in communications. In WMSG, we increased our focus on 3G applications and on non-Motorola customers. While we believe that the actions that we have taken will improve our financial results in the future, there can be no assurances that we will maintain profitability. For further discussion of the risks to our business and the serious challenges we face, see “Risk Factors.”

Our Employees. As of July 3, 2004, we had approximately 22,000 full-time employees in over 30 countries. Of these employees, approximately 64% were dedicated to manufacturing, 24% to research and development, 7% to selling and marketing and 5% to general and administrative functions.

Our Relationship with Motorola

Motorola owns all the outstanding shares of our Class B common stock, representing approximately 67.5% of the outstanding shares of our common stock and 91.2% of the total voting power of our common stock.

Motorola has advised us that it intends to distribute its remaining ownership interest in us to its common stockholders. Motorola expects the distribution to take the form of a spin-off by means of a special dividend to Motorola common stockholders of all of our common stock owned by Motorola. Motorola has advised us that it anticipates that the distribution will occur by the end of 2004. Completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of Motorola’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. The distribution may not occur by the contemplated time or may not occur at all. For a discussion of the conditions to the distribution, see “Arrangements Between Freescale Semiconductor and Motorola—Master Separation and Distribution Agreement.” This two-step process (an initial public offering, including a distribution of a portion of the proceeds from the offering to Motorola, followed by a spin-off in the form of a distribution by Motorola of our common stock) enables us to raise capital and Motorola to repay debt while, at the same time, achieving the benefits of our complete separation from Motorola in a tax-efficient manner. See “Use of Proceeds.”

We believe that our separation from Motorola will enable us to realize the following benefits:

•	Focused semiconductor company. Our separation from Motorola will allow us to focus managerial attention solely on the needs of our business. As a company dedicated to the design, manufacture and distribution of embedded processors and complementary devices, we expect to be in a better position to grow our business and serve our customers more effectively through quicker decision-making, more efficient deployment of resources, increased operational flexibility and enhanced responsiveness to customers and markets.

•	Ability to extend our customer base through the reduction of perceived customer conflicts. We believe that a number of our existing or targeted customers may be reluctant to make significant purchases from us while we are a division of Motorola because these customers compete with other divisions of Motorola. Through our separation from Motorola, we intend to free ourselves of this perceived conflict, allowing us to broaden and deepen our customer relationships and grow our business.

•	Incentives for employees more directly linked to our performance. We expect to enhance our employees’ motivation and to strengthen our management’s focus through incentive compensation programs tied to the market performance of our common stock. Our separation from Motorola will enable us to offer our employees compensation more directly linked to the performance of our business than when we were a part of Motorola. We believe that these incentives will also enhance our ability to attract and retain qualified personnel.

•	Direct access to capital markets. As a separate public company, we will have direct access to the capital markets to issue equity or debt securities.

•	Market recognition of the value of our business. As a separate, stand-alone company, we will offer a more focused investment opportunity than that currently presented by an investment in the more diversified Motorola. We expect that this will promote a more efficient equity valuation of our company, and thereby enhance our equity-based compensation programs and our ability to pursue strategic acquisitions.

•	Increased ability to pursue strategic acquisitions. With the ability to issue our own stock as consideration for an acquisition, we expect to be better positioned to pursue strategic acquisitions to grow our business.

We have entered into agreements with Motorola related to the separation of our business operations from Motorola. These agreements govern various interim and ongoing relationships between Motorola and us. In addition, these agreements provide for, among other things, the contribution and transfer from Motorola to us of assets and liabilities associated with our business. Among the assets transferred to us are a broad portfolio of patents and other intellectual property related to our business. For more information regarding the assets and liabilities transferred to us, see “Arrangements Between Freescale Semiconductor and Motorola” and our combined financial statements and the notes to these statements that are included elsewhere in this prospectus. The contribution of assets by Motorola to us and the distribution are intended to be tax-free transactions to Motorola. However, we have agreed to indemnify Motorola against any and all tax-related liabilities incurred by them relating to the contribution or the distribution to the extent caused by an acquisition of our assets or stock (other than pursuant to the contribution), or other actions by us. For more information, see “Arrangements Between Freescale Semiconductor and Motorola—Tax Sharing Agreement.”

As part of our separation from Motorola, we entered into a multi-year purchase and supply agreement through the end of 2006. Under this agreement, Motorola commits, on behalf of its cellular subscriber businesses, to purchase from us substantially all of its cellular baseband semiconductor requirements (other than baseband semiconductors based on code division multiple access technologies which we do not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006. In the first half of 2004, Motorola’s purchases of baseband semiconductors accounted for approximately 11% of our total sales and approximately 42% of our total sales to Motorola. In 2003, Motorola’s purchases of baseband semiconductors accounted for approximately 9% of our total sales and approximately 38% of our total sales to Motorola. In 2002, Motorola’s purchases of baseband semiconductors accounted for approximately 10% of our total sales and approximately 40% of our total sales to Motorola and in 2001 for approximately 7% of our total sales and approximately 30% of our total sales to Motorola. Under this agreement, Motorola also treats us as a preferred supplier for other semiconductor components required by its cellular subscriber businesses for cellular handset manufacturing. Motorola’s purchases of other semiconductor components required by its cellular subscriber businesses accounted for approximately 8% of our total sales in the first half of 2004 and 7%, 8% and 8% of our total sales in 2003, 2002 and 2001, respectively, and approximately 31% of our total sales to Motorola in the first half of 2004 and 30%, 30% and 34% of our total sales to Motorola in 2003, 2002 and 2001, respectively. As a preferred supplier, we are also given an equal opportunity to bid on all such products, and if our bid is equal to or better than other bids received by Motorola with respect to pricing, timing and features, then we would be awarded a percentage share of Motorola’s requirements that is consistent with a commercially reasonable multi-source strategy. In addition, Motorola agrees to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from us in connection with their production of cellular handsets for Motorola. The purchase and supply agreement does not assure us of sales to Motorola in the future comparable to historical levels. Motorola’s obligations under this agreement are subject to our ability to continue to supply our products on a competitive basis with respect to pricing, timing and features and other customary conditions with respect to capacity, delivery, quality and development. See “Arrangements Between Freescale Semiconductor and Motorola—Purchase and Supply Agreement” for further discussion of this agreement.

All of the agreements relating to our separation from Motorola have been made in the context of a parent-subsidiary relationship and have been entered into in the overall context of our separation from Motorola. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors—Risks Related to Our Relationship with Motorola” and “Arrangements Between Freescale Semiconductor and Motorola.”

Company Information

We were incorporated in Delaware on December 3, 2003. We intend to locate our principal executive offices at 6501 William Cannon Drive West, Austin, Texas 78735, and our telephone number is (512) 895-2000. Our website is http://www.freescale.com. The information and other content contained on our website are not part of this prospectus.

Freescale™, Innovative Convergence™, PowerQUICC™ and StarCore™ are the property of our company. CodeWarrior® is the property of Metrowerks Corporation, our wholly-owned subsidiary. All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

Summary Terms of the Exchange Offer

On July 21, 2004, we completed the private offering of $400 million aggregate principal amount of Floating Rate Senior Notes due 2009, $350 million aggregate principal amount of 6.875% Senior Notes due 2011 and $500 million aggregate principal amount of 7.125% Senior Notes due 2014, which we collectively refer to in this prospectus as the “old notes.” We entered into an exchange and registration rights agreement with the initial purchasers of the old notes, in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete an exchange offer within 120 days after the date of original issuance of the old notes. Below is a summary of the exchange offer.

The Exchange Offer

We are offering to exchange up to $400 million aggregate principal amount of Floating Rate Senior Notes due 2009, $350 million aggregate principal amount of 6.875% Senior Notes due 2011 and $500 million aggregate principal amount of 7.125% Senior Notes due 2014 for an equal principal amount of old notes in integral multiples of $1,000.

Expiration of the Exchange Offer; Acceptance and Issuance of Exchange Notes

The exchange offer will expire at 5:00 p.m., New York City time, on [             ], 2004, or a later date and time to which we may extend it in our sole discretion. We do not currently intend to extend the expiration of the exchange offer. Subject to the conditions stated in “Exchange Offer—Conditions,” we will accept for exchange any and all outstanding old notes that are properly tendered in the exchange offer before the expiration of the exchange offer. The exchange notes will be delivered promptly after the expiration of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer.

Withdrawal Rights	You may withdraw your tender of old notes in the exchange offer at any time before the expiration of the exchange offer.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. The exchange offer is subject to customary conditions, which we may waive. Please read “Exchange Offer—Conditions” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Notes

To tender old notes held in book-entry form through the Depository Trust Company, or DTC, you must transfer your old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program, or ATOP, system. In lieu of delivering a letter of transmittal to the exchange agent, a computer-generated message, in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, must be transmitted by DTC on behalf of a holder of old notes and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. In all other cases, a letter of transmittal must be manually executed and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes, and you have no arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act);

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of these exchange notes;

•	if you are a broker-dealer, you did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

•	you are not acting on behalf of any person who could not truthfully and completely make the above representations.

Special Procedures for Beneficial Owners

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you want to tender old notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery Procedures

If you wish to tender your old notes, and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedure for book-entry transfer cannot be completed on time, you may tender your old notes under the procedures described in “Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes

As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered old notes, we will have fulfilled some of our obligations under the registration rights agreement, and, accordingly, there will be no increase in the interest rate on the old notes under the registration rights agreement if the old notes were eligible for exchange, but not exchanged, in the exchange offer. If you are a holder of old notes and you do not tender your old notes in the exchange offer, you will continue to hold your old notes and will be entitled to the rights and subject to the limitations applicable to the old notes in the indenture.

Consequences of Failure to Exchange

All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes in the exchange offer will remain restricted securities, and may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Any trading market for the old notes could be adversely affected if some but not all of the old notes are tendered and accepted in the exchange offer.

Certain United States Federal Income Tax Consequences

The exchange of old notes for exchange notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Consequences” for a more detailed description of the tax consequences of the exchange.

Resale

Under existing interpretations of the Securities Act by the staff of the SEC contained in several “no-action” letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange Offer—Procedures for Tendering”). However, any holder of old notes who:

•	is one of our “affiliates” (as defined in Rule 405 under the Securities Act);

•	does not acquire the exchange notes in the ordinary course of business;

•	intends to distribute the exchange notes as part of the exchange offer; or

•	is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act,

will not be able to rely on the interpretations of the staff of the SEC, will not be permitted to tender old notes in the exchange offer and, in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent	Deutsche Bank Trust Company Americas is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in “Exchange Offer—Exchange Agent.”

Summary Terms of the Exchange Notes

The following summary contains basic information about the Floating Rate Senior Notes due 2009, the 6.875% Senior Notes due 2011 and the 7.125% Senior Notes due 2014 being offered in the exchange offer, which we collectively refer to in this prospectus as the “exchange notes.” It likely does not contain all the information that is important to you. For a more complete understanding of the exchange notes, we encourage you to read this entire document and the documents to which we have referred you. For definitions of certain capitalized terms used herein, see “Description of Exchange Notes—Certain Definitions.” The exchange notes will be identical in all material respects to the old notes for which they have been exchanged, except:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

•	the exchange notes will not be entitled to registration rights; and

•	the exchange notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The material terms of the exchange notes are summarized below:

Issuer	Freescale Semiconductor, Inc.

Securities Offered	$400 million aggregate principal amount of Floating Rate Senior Notes due 2009 (2009 notes).

$350 million aggregate principal amount of 6.875% Senior Notes due 2011 (2011 notes).

$500 million aggregate principal amount of 7.125% Senior Notes due 2014 (2014 notes).

Maturity	The 2009 notes will mature on July 15, 2009. The 2011 notes will mature on July 15, 2011. The 2014 notes will mature on July 15, 2014.

Interest Rate and Payment Dates

The 2009 notes will bear interest at a rate equal to the Applicable FRN Rate, which is defined below to equal 3-month LIBOR plus a spread of 2.75%. Interest on the exchange 2009 notes will be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year commencing October 15, 2004.

The 2011 notes will bear interest at the rate of 6.875% per annum. The 2014 notes will bear interest at the rate of 7.125% per annum. Interest on the 2011 notes and 2014 notes will be payable semiannually in arrears on January 15 and July 15 of each year commencing January 15, 2005.

Ranking

The exchange notes will be our unsecured senior obligations and will rank equally with all of our existing and future unsecured senior debt and senior to all of our future subordinated debt. The exchange notes will effectively rank junior to any of our secured debt to the extent of the value of the assets securing such debt.

Guarantees by Our Subsidiaries

Our wholly-owned domestic subsidiaries that are not insignificant subsidiaries (as defined in the indenture for the notes) will guarantee the exchange notes. On the date of this exchange offer, all of our wholly-owned domestic subsidiaries are insignificant subsidiaries and thus there are no guarantors. Any required future guarantees will be unsecured senior obligations of the guarantors and will rank equally with all of the existing and future unsecured senior debt of the guarantors and senior to all future subordinated debt of the guarantors. The guarantees will effectively rank junior to any secured debt of the guarantors to the extent of the value of the assets securing such debt.

No Entitlement to Sinking Fund	The exchange notes will not be entitled to the benefit of any sinking fund.

Optional Redemption

At any time on or after July 15, 2006, we may redeem the 2009 notes. At any time on or after July 15, 2008, we may redeem the 2011 notes. At any time on or after July 15, 2009, we may redeem the 2014 notes. In each case, under these redemption provisions, we would redeem the exchange notes, in whole or in part, at the redemption prices specified under “Description of Notes—Optional Redemption,” plus accrued but unpaid interest and special interest (if any) to the redemption date.

In addition, prior to such dates, we may redeem the 2011 notes and 2014 notes, in whole or in part, pursuant to a “make-whole” call at the redemption prices specified under “Description of Notes—Optional Redemption,” plus accrued but unpaid interest and special interest (if any) to the redemption date.

Prior to July 15, 2007, we may also redeem up to 35% of the outstanding exchange notes of a series with the net cash proceeds from one or more equity offerings. In each case, under these redemption provisions, we would redeem the exchange notes at the redemption prices specified under “Description of Exchange Notes—Optional Redemption,” plus accrued but unpaid interest and special interest (if any) to the redemption date.

Mandatory Offer to Repurchase

If we sell assets under specific circumstances, or experience certain changes of control under specific circumstances relating to the credit rating of the exchange notes, we may be required to offer to repurchase notes at the prices set forth in “Description of Exchange Notes—Repurchase at the Option of Holders.”

Covenants	The indenture governing the exchange notes will contain covenants that limit our ability and the ability of our restricted subsidiaries to:

•	incur additional debt and issue preferred stock;

•	create liens on assets to secure debt;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make investments;

•	engage in transactions with affiliates;

•	transfer or sell assets;

•	guarantee debt;

•	restrict dividends or other payments by our restricted subsidiaries to us; and

•	consolidate, merge or transfer all or substantially all of our and our restricted subsidiaries’ assets.

These covenants are subject to a number of important limitations and exceptions. For more details, see “Description of Exchange Notes—Certain Covenants.” If on any date following the date of the indenture all series of outstanding exchange notes have an Investment Grade Rating and no default or event of default has occurred and is continuing under the indenture, most of the covenants, as well as our obligation to offer to repurchase exchange notes following certain asset sales or change of control events, will be subject to suspension or termination. See “Description of Exchange Notes—Certain Covenants—Changes in Covenants When Notes Rated Investment Grade.”

Amendments and Waivers

Except for specific amendments, the indenture may be amended with respect to a series of exchange notes, and any existing default or compliance with any provisions of the indenture as to that series of exchange notes may be waived, with the consent of the holders of a majority of the principal amount then outstanding of the exchange notes of the applicable series.

Absence of a Public Market for the Exchange Notes

There is no public trading market for the exchange notes, and we do not intend to apply for listing of the exchange notes on any national securities exchange or for quotation of the exchange notes on any automated dealer quotation system. See “Risk Factors—Risks Related to the Exchange Notes—There may be no public market for the exchange notes and restrictions on transfer may significantly impair the liquidity of the exchange notes.”

Risk Factors	See “Risk Factors” for a description of certain risks you should consider before deciding to exchange your old notes for the exchange notes.

Summary Historical and Pro Forma Consolidated and Combined Financial Data

The following table presents our summary consolidated and combined financial data. The combined statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the combined balance sheet data as of December 31, 2003 are derived from our audited combined financial statements which are included elsewhere in this prospectus.

The unaudited condensed consolidated and combined statements of operations data for the years ended December 31, 1999 and 2000 and the six months ended June 28, 2003 and July 3, 2004 and the unaudited condensed consolidated balance sheet data as of December 31, 1999 and 2000 and July 3, 2004 are derived from our unaudited accounting records for those periods and have been prepared on a basis consistent with audited combined financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

The unaudited pro forma condensed combined statement of operations data was prepared as if our separation from Motorola and the related transactions described below had occurred as of January 1, 2003. The pro forma financial data gives effect to the following transactions:

•	the recapitalization of our company in which our common stock held by Motorola was converted into 278 million shares of Class B common stock, and the subsequent adjustment of the Class B common stock owned by Motorola to 270 million shares in connection with the exercise of the overallotment option in our initial public offering;

•	the receipt of approximately $1.2 billion from the offering of the old notes, after deducting debt issuance costs payable by us;

•	the receipt of approximately $1.6 billion from the sale of shares of Class A common stock by us at an initial public offering price of $13.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the repayment by us of $428 million in working capital loans to a subsidiary of Motorola; and

•	the retention by us as of completion of the offering of the old notes and our initial public offering of approximately $750 million in net cash and cash equivalents (i.e., total cash minus total debt, including debt resulting from the offering of the old notes) and the payment of the remaining net proceeds from the offering of the old notes (approximately $1.1 billion) to Motorola.

The summary historical and pro forma condensed consolidated and combined financial data should be read in conjunction with our audited combined financial statements and notes to the audited combined financial statements. You should read “Selected Consolidated and Combined Financial Data,” “Unaudited Pro Forma Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and the accompanying notes included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated and combined financial statements do not purport to represent what our financial position and results of operations actually would have been had the separation and related transactions occurred on the dates indicated or to project our future financial performance.

For the year ended December 31, 2003 and the three months ended April 3, 2004, Motorola allocated costs to our company relating to general corporate expenses, basic research costs, and employee benefits and incentives totaling $404 million and $109 million, respectively. General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. As of April 4, 2004, we assumed responsibility for substantially all of these services and their related expenses. We expect the total cost of these services to aggregate approximately $400 million to $415 million in 2004 and approximately $400 million to $420 million in 2005. Included in the estimate for 2004 is approximately $352 million of costs for services that will be provided by Motorola of which $93 million was charged in the second quarter of 2004. In addition to the amounts above, we expect to incur approximately $130 million of non-recurring costs associated with our transition to operating as a separate company. We expect substantially all of these costs to be incurred in 2004 with a small amount incurred in 2005. The historical amounts include the historical Motorola allocation, and we do not believe that the pro forma results would have been materially different had we been a stand-alone company for the periods presented.

	Year Ended December 31,					Pro Forma December 31, 2003	Six Months Ended		Pro Forma July 3, 2004
	1999	2000	2001	2002	2003		June 28, 2003	July 3, 2004
(In millions)	(unaudited)					(unaudited)	(unaudited)		(unaudited)
Consolidated and Combined Statements of Operations Data:
Net sales	$6,536	$7,986	$5,097	$5,001	$4,864	$4,864	$2,266	$2,857	$2,857
Cost of sales	4,378	5,210	4,687	3,763	3,451	3,451	1,679	1,789	1,789

Gross margin	2,158	2,776	410	1,238	1,413	1,413	587	1,068	1,068

Selling, general and administrative	955	945	656	604	649	649	279	365	365
Research and development	1,106	1,352	1,015	993	1,005	1,005	519	492	492
Reorganization of businesses	2	270	613	1,156	63	63	35	(9)	(9)
Separation expenses	—	—	—	—	—	—	—	50	50

Operating earnings (loss)	95	209	(1,874)	(1,515)	(304)	(304)	(246)	170	170

Other income (expense):
Interest expense, net	(66)	(99)	(227)	(163)	(114)	(60)	(60)	(21)	(30)
Gains on sale of investments and businesses, net	14	44	—	15	106	106	—	41	41
Other	39	10	(24)	(18)	(7)	(7)	(6)	(4)	(4)

Total other income (expense)	(13)	(45)	(251)	(166)	(15)	39	(66)	16	7

Earnings (loss) from continuing operations before income taxes	82	164	(2,125)	(1,681)	(319)	(265)	(312)	186	177
Income tax expense	60	169	56	86	47	47	46	37	37

Earnings (loss) from continuing operations	22	(5)	(2,181)	(1,767)	(366)	(312)	(358)	149	140
Discontinued operations (1):
Earnings from discontinued operations of SCG	105	—	—	—	—	—	—	—	—
Gain on sale of SCG	361	—	—	—	—	—	—	—	—

Net earnings (loss)	$488	$(5)	$(2,181)	$(1,767)	$(366)	$(312)	$(358)	$149	$140

Supplemental Information:	(unaudited)						(unaudited)
EBITDA(2)	$1,282	$1,443	$(615)	$(424)	$653		$199	$584
Capital expenditures	1,505	2,406	613	220	310		155	230
Net cash provided by (used for) operating activities	1,096	1,133	(97)	(36)	511		56	541
Net cash used for investing activities	(39)	(2,369)	(637)	(188)	(97)		(128)	(150)
Net cash provided by (used for) financing activities	(1,171)	1,297	733	145	(373)		116	237
Ratio of earnings to fixed charges(3)	1.4x	2.1x	—	—	—		—	6.6x

	As of December 31, 2003	As of July 3, 2004
		Historical	Pro Forma
(in millions)		(unaudited)
Combined Balance Sheet Data:

Working capital(4)	$950	$927	$2,630

Total assets	4,449	4,829	6,136

Total debt	29	438	1,260

Total business/stockholder’s equity	3,556	3,322	3,666

(1)	In August 1999, we completed the sale of the Semiconductor Components Group.
(2)	We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense attributable to our historically higher levels of capital expenditures. The term EBITDA is not defined under generally accepted accounting principles in the U.S., or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or our liquidity, you should not consider this data in isolation, or as a substitute for, our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of net earnings (loss), the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended December 31,					Pro Forma December 31, 2003	Six Months Ended			Pro Forma July 3, 2004
	1999	2000	2001	2002	2003		June 28, 2003	July 3, 2004
(in millions)	(unaudited)					(unaudited)	(unaudited)			(unaudited)
Net earnings (loss) from continuing operations	$22	$(5)	$(2,181)	$(1,767)	$(366)	$(312)	$(358)	$149	*	$140	*
Interest expense, net	66	99	227	163	114	60	60	21		30
Income tax expense	60	169	56	86	47	47	46	37		37
Depreciation expense	1,131	1,140	1,240	1,089	851	851	447	372		372
Amortization expense	3	40	43	5	7	7	4	5		5

EBITDA	$1,282	$1,443	$(615)	$(424)	$653	$653	$199	$584		$584

*	Includes $51 million of income relating to the reversal of liabilities previously accrued for the potential obligation to reimburse the Chinese government for various exemptions previously received on VAT and duty on imported materials.

(3)	The ratio of earnings to fixed charges is calculated by dividing the sum of earnings (loss) from continuing operations before provision for income taxes, earnings (loss) from equity investees and fixed charges, by fixed charges. Fixed charges consist of interest expense, capitalized interest and imputed interest on our lease obligations. Earnings were inadequate to cover fixed charges for the years ended December 31, 2001, 2002 and 2003 by $2.1 billion, $1.7 billion and $323 million, respectively, and for the six months ended June 28, 2003 by $312 million.

(4)	Working capital is calculated as total current assets less total current liabilities.

RISK FACTORS

You should carefully consider the risk factors set forth below and all other information contained in this prospectus before deciding to exchange your old notes for the exchange notes. The risks described below are the significant risk factors, currently known and unique to us. If any of these risks occur, our business, financial condition or results of operations could suffer, and there could be a material adverse effect on our ability to satisfy our obligations under the exchange notes.

Risks Related to the Exchange Notes

To service our indebtedness and other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the exchange notes, and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We believe that our cash flow from operations together with the net proceeds of the offering of the old notes and our initial public offering (after funding the distribution to Motorola), will be sufficient to meet our cash needs for at least the next 12 months. However, our business may not generate sufficient cash flow from operations and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs.

The indenture governing the exchange notes imposes significant operating and financial restrictions on us. If we default, we may not be able to make payments on the exchange notes.

The indenture imposes significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our restricted subsidiaries, among other things, to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends and other distributions with respect to our capital stock or repurchase our capital stock or make other restricted payments;

•	enter into transactions with affiliates;

•	create or incur liens to secure debt;

•	make certain investments;

•	transfer or sell certain assets;

•	agree to dividend or other payment restrictions affecting restricted subsidiaries; and

•	engage in certain mergers or consolidations and transfers of substantially all of our and our restricted subsidiaries’ assets.

These restrictions may also make more difficult or discourage a takeover of Freescale Semiconductor, whether favored or opposed by the management of Freescale Semiconductor. Consummation of any such transaction in certain circumstances may require the redemption or repurchase of notes, and we cannot assure you that Freescale Semiconductor or the acquiror will have sufficient financial resources to effect such a redemption or repurchase. Such restrictions and the restrictions on transactions with affiliates may, in certain circumstances, make more difficult or discourage a leveraged buyout of Freescale Semiconductor or any of its subsidiaries by the management of Freescale Semiconductor. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the indenture may not afford the holders protection in all circumstances from the adverse aspects of a highly leveraged reorganization, restructuring, merger or similar transaction.

Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

A breach of any of the covenants or restrictions contained in the indenture could result in an event of default. Such a default could allow our debt holders to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and/or to declare all borrowings outstanding thereunder to be due and payable. If our debt is accelerated, our assets may not be sufficient to repay such debt in full.

Most of these covenants, as well as our obligation to offer to repurchase exchange notes following certain asset sales or upon certain change of control events, will be terminated permanently if at any time the exchange notes attain an investment grade rating from both Moody’s and S&P and we are not in default under the indenture. If this occurs, the protections afforded to you by the terminated covenants will not be later restored, regardless of any subsequent change in the exchange notes’ investment grade status. Furthermore, most of these covenants, as well as such repurchase obligations, will be suspended if all series of outstanding exchange notes obtain an investment grade rating from one of these two rating agencies and we are not in default under the indenture. If this occurs, the protections afforded to you by the covenants that have been suspended will not be restored until the investment grade rating assigned by either Moody’s or S&P to one or more series of outstanding exchange notes should subsequently decline and as a result all series of exchange notes do not carry an investment grade rating from one rating agency. See “Description of Exchange Notes—Certain Covenants—Changes in Covenants if Notes Rated Investment Grade.”

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the exchange notes.

We have a substantial amount of indebtedness. As of July 3, 2004, after giving pro forma effect to the offering of the old notes and the payment of our Motorola working capital loans from the proceeds of our initial public offering and the offering of the old notes, we would have had total indebtedness of $1.26 billion (of which $1.25 billion would have consisted of the old notes and $10 million would have consisted of structurally senior debt at the subsidiary level).

Our substantial indebtedness could have important consequences to you and our company, including:

•	limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy, or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation;

•	placing us at a competitive disadvantage as compared to our competitors that have less leverage;

•	limiting our ability or increasing the costs to refinance indebtedness; and

•	limiting our ability to enter into marketing, hedging, optimization and trading transactions by reducing the number of counterparties with whom we can enter into such transactions as well as the volume of those transactions.

In addition, the indenture governing the exchange notes will provide that we and our subsidiaries may incur substantial additional indebtedness in the future. All future borrowings by our subsidiaries that have not guaranteed the exchange notes will be effectively senior to the notes. If new debt is added to our current debt levels, the risks associated with our substantial leverage that we now face could intensify.

Your right to receive payments on the exchange notes is effectively junior to our and any future guarantors’ existing and future secured indebtedness up to the value of the collateral securing such indebtedness.

The exchange notes will be effectively junior to our and any future guarantors’ secured indebtedness up to the value of the collateral securing such indebtedness. While the indenture contains restrictions on our ability and the ability of our restricted subsidiaries to create or incur liens to secure indebtedness, important limitations and exceptions permit us to secure a substantial amount of indebtedness. Accordingly, in the event of a bankruptcy, liquidation or reorganization affecting us or any future guarantors, your rights will be effectively subordinated to those of secured creditors up to the value of the collateral securing such indebtedness.

Your right to receive payments on the exchange notes could be adversely affected if any of our subsidiaries declare bankruptcy, liquidate, or reorganize.

None of our subsidiaries currently guarantees the exchange notes. If a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries occurs, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of July 3, 2004, Freescale Semiconductor’s non-guarantor subsidiaries had approximately $10 million of indebtedness and approximately $404 million of trade payables and other liabilities outstanding. The non-guarantor subsidiaries generated 66% of our consolidated revenues in the twelve-month period ended December 31, 2003 and held 52% of our consolidated assets as of July 3, 2004.

We may be unable to repay or repurchase the exchange notes upon a change of control or sale of significant assets.

There is no sinking fund with respect to the exchange notes, and the entire outstanding principal amount of the exchange notes will become due and payable at their respective maturity dates unless we opt to redeem the exchange notes earlier, as described in “Description of Exchange Notes—Optional Redemption.” If we experience a change of control event, as that term is defined in “Description of Exchange Notes—Repurchase at the Option of Holders,” or if we or our subsidiaries dispose of significant assets under circumstances described in “Description of Exchange Notes—Repurchase at the Option of Holders,” we may be required to make an offer to repurchase all or a portion of the exchange notes prior to maturity. Neither the Board of Directors of Freescale Semiconductor nor the trustee may waive the covenant relating to a holder’s right to repurchase upon the occurrence of a change of control event. We may not have sufficient funds or be able to arrange for additional financing to repay the exchange notes at maturity or to repurchase exchange notes tendered to us following a change of control event or asset sale.

There may be no public market for the exchange notes and restrictions on transfer may significantly impair the liquidity of the exchange notes.

The exchange notes are a new issue of securities, and there is currently no public market for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or inclusion of the exchange notes on any automated quotation system. A market for the exchange notes may not develop.

If a market for the exchange notes does develop, it is possible that you will not be able to sell your exchange notes at a particular time or that the prices that you receive when you sell will be favorable. It is also possible that any trading market that does develop for the exchange notes will not be liquid. Future trading prices of the exchange notes will depend on many factors, including:

•	our operating performance, prospects and financial condition or the operating performance, prospects and financial condition of companies in the semiconductor industry generally;

•	our ability to complete the offer to exchange the old notes for the exchange notes;

•	the interest of securities dealers in making a market for the exchange notes;

•	prevailing interest rates; and

•	the market for similar securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. If a market for the exchange notes develops, it is possible that the market for the exchange notes will be subject to disruptions and price volatility. Any disruptions may have a negative effect on holders of the exchange notes, regardless of our prospects and financial performance.

Changes in our credit ratings or the financial and credit markets could adversely affect the market prices of the exchange notes.

The future market prices of the exchange notes will depend on a number of factors, including:

•	our ratings with major credit rating agencies;

•	the prevailing interest rates being paid by companies similar to us; and

•	the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the prices of the exchange notes. In addition, credit rating agencies continually revise their ratings for companies that they follow, including us. We cannot assure you that any credit rating agencies that rate the exchange notes will maintain their ratings on the exchange notes. A negative change in our rating could have an adverse effect on the market prices of the exchange notes.

If we have any subsidiary guarantees, fraudulent conveyance laws may permit courts to void our subsidiaries’ guarantees of the exchange notes in specific circumstances, which would interfere with payment under our subsidiaries’ guarantees.

Federal and state statutes may allow courts, under specific circumstances described below, to void any or all of our subsidiaries’ guarantees of the exchange notes. If such a voidance occurs, our exchange noteholders might be required to return payments received from our subsidiaries in the event of any or all of our subsidiaries’ bankruptcy or other financial difficulty. Under United States federal bankruptcy law and comparable provisions of state fraudulent conveyance laws, a guarantee could be set aside if, among other things, the guarantor, at the time it incurred the debt evidenced by its guarantee:

•	incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	received less than reasonably equivalent value or fair consideration for incurring the guarantee, and

•	was insolvent or was rendered insolvent by reason of the incurrence;

•	was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on such business;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured; or

•	was a defendant in an action for money damages, or had a judgment for money damages entered against it, if, in either case, after final judgment the judgment was unsatisfied.

The tests for fraudulent conveyance, including the criteria for insolvency, will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a guarantor would be considered insolvent if, at the time the guarantor assumed the guarantee:

•	the sum of its debts and liabilities, including contingent liabilities, was greater than its assets at fair valuation;

•	the present fair saleable value of its assets was less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they became absolute and matured; or

•	it could not pay its debts as they become due.

If a court voids any or all of our subsidiaries’ guarantees or holds them unenforceable, you would cease to be a creditor of the guarantors and would instead be a creditor solely of us.

If you do not exchange your old notes, they may be difficult to resell.

It may be difficult for you to sell old notes that are not exchanged in the exchange offer, since any old notes not exchanged will continue to be subject to the restrictions on transfer described in the legend on the global security representing the old notes. These restrictions on transfer exist because we issued the old notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. Generally, the old notes that are not exchanged for exchange notes will remain restricted securities. Accordingly, those old notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

To the extent any old notes are tendered and accepted in the exchange offer, the trading market, if any, for the old notes that remain outstanding after the exchange offer would be adversely affected due to a reduction in market liquidity.

Risks Related to Our Business

The loss of one or more of our significant customers may adversely affect our business.

Historically, we have relied on a limited number of customers for a substantial portion of our total sales. In the first half of 2004, our 10 largest end customers accounted for approximately 55% of our total net sales. Motorola, our largest end customer, accounted for 27% of our total net sales. In particular, in the first half of 2004, approximately 74% of WMSG net sales were to Motorola on an end customer basis. In 2003, our 10 largest end customers accounted for approximately 54% of our total net sales. Motorola, our largest end customer, accounted for 23% of our total net sales. In particular, in 2003, approximately 69% of WMSG net sales were to Motorola on an end customer basis. In 2002, our 10 largest end customers accounted for approximately 55% of our total net sales. Motorola, our largest end customer, accounted for approximately 26% of our total net sales in 2002. In particular, in 2002, approximately 73% of WMSG net sales were to Motorola on an end customer basis. In 2001, our 10 largest end customers accounted for approximately 50% of our total net sales. Motorola accounted for approximately 23% of our total net sales in 2001. In particular, in 2001, approximately 71% of WMSG net sales were to Motorola on an end customer basis. The purchase and supply agreement that we entered into with Motorola will not assure us of sales to Motorola in the future comparable to historical levels. The loss of Motorola or one of our other major end customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

We incurred sizeable net losses and may experience future net losses.

Our operating results have been adversely affected by, among other things, a global economic slowdown and an abrupt decline in demand for many of the end products that incorporate our semiconductor products. We incurred sizeable net losses in each of 2001, 2002 and 2003 of approximately $2.2 billion, $1.8 billion and $366 million, respectively. We may face reduced end customer demand, underutilization of our manufacturing capacity, changes in our revenue mix and other factors that could adversely affect our results of operations in the near term. While we achieved profitability in the fourth quarter of 2003 and continued profitability in the first half of 2004, we cannot predict whether we will maintain profitability in future periods.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience such downturns in the future. For example, the Semiconductor Industry Association expects that year-over-year semiconductor industry revenue growth will decline from 29% in 2004 to 4% in 2005. We may not be able to manage these downturns. Any future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations.

Winning business is subject to a competitive selection process that can be lengthy and requires us to incur significant expense, and we may not be selected. Even after we win and begin a product design, a customer may decide to cancel or change its product plans, which could cause us to generate no sales from a product and adversely affect our results of operations.

Our primary focus is on winning competitive bid selection processes, known as “design wins,” to develop products for use in our customers’ equipment. These selection processes can be lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Because we typically focus on only a few customers in a product area, the loss of a design win can sometimes result in our failure to offer a generation of a product. This can result in lost sales and could hurt our position in future competitive selection processes because we may be perceived as not being a technology leader.

After winning a product design for one of our customers, we may still experience delays in generating revenue from our products as a result of the lengthy development and design cycle. In addition, a delay or cancellation of a customer’s plans could significantly adversely affect our financial results, as we may have incurred significant expense and generated no revenue. Finally, if our customers fail to successfully market and sell their equipment it could materially adversely affect our business, financial condition and results of operations as the demand for our products falls.

The success of our business may be dependent on our ability to maintain our third-party foundry relationships, and to increase utilization of foundry manufacturing and assembly and test capacity.

As part of our asset-light strategy, we have reduced the number of our owned manufacturing facilities. Since 2000, we have also sought to develop outsourcing arrangements for the manufacture and test and assembly of certain products and components. As a result, our products are manufactured in fewer owned facilities, and we are increasingly relying on the utilization of third-party foundry manufacturing and assembly and test capacity. In the event that manufacturing capacity is reduced or eliminated at one or more facilities, with fewer alternative facilities, manufacturing can be more easily disrupted, we could have difficulties fulfilling our customer orders, and our sales could decline. In addition, if these third parties on whom we are becoming increasingly reliant fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, and our sales could decline. In such events, our business, financial condition and results of operations would be adversely affected.

To the extent we rely on alliances and third-party design and/or manufacturing relationships, we face the following risks:

•	inability of our manufacturing partners to develop manufacturing methods appropriate for our products and their unwillingness to devote adequate capacity to produce our products;

•	manufacturing costs that are higher than anticipated;

•	decline in product reliability;

•	inability to maintain continuing relationships with our suppliers; and

•	reduced control over delivery schedules and product costs.

If any of these risks are realized, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our revenue or adversely affect our business, financial condition and results of operations.

If we cannot maintain our strategic relationships or if our strategic relationships fail to meet their goals of developing technologies or processes, we may lose our investment, and we may fail to keep pace with the rapid technological developments in our industry.

In the past, we have entered into strategic relationships to develop technologies and manufacturing processes. For example, we share a research and fabrication plant for the manufacturing of 300 millimeter wafers in Crolles, France with STMicroelectronics and Philips Electronics, and we founded and are an investor in StarCore LLC, a joint venture to develop an open digital signal processing architecture, with Infineon Technologies AG and Agere Systems Inc. If any of our strategic relationships do not accomplish our intended goals, we may lose our investment, and we may fail to keep pace with the rapid technological developments in our industry.

The demand for our products depends in large part on continued growth in the industries into which they are sold. A market decline in any of these industries could have a material adverse effect on our results of operations.

We derive and expect to continue to derive significant sales from the communications equipment industry and the transportation industry.

Growth of demand in the communications equipment industry has in the past and may in the future fluctuate significantly based on numerous factors, including:

•	capital spending levels of communications service providers;

•	lack of industry standards;

•	rate of adoption of new or alternative technologies;

•	changes in regulation of communications services; and

•	general economic conditions.

We cannot assure you of the rate, or extent to which, the communications equipment industry will grow, if at all. Any continued decline in this industry could result in slower growth or a decline in demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In recent years, our sales have lagged as compared to our competitors in the semiconductor industry, and our market share has declined. We believe that this is in large part because of our focus on the communications equipment industry.

Our automotive customer base is comprised largely of suppliers to U.S. and European automotive manufacturers. Shifts in demand away from U.S. and European automotive manufacturers or lower demand for U.S. and European automobiles could adversely affect our sales.

Furthermore, projected industry growth rates may not be as forecast, resulting in spending on process and product development well ahead of market requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.

The semiconductor industry is characterized by the vigorous pursuit and protection of intellectual property rights. From time to time, third parties may and do assert against us their patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. See “Business—Legal Proceedings” for a description of the significant proceedings in which we are currently involved. Any claims that our products or processes infringe these rights (including claims arising through our contractual indemnification of our customers), regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If such proceedings result in an adverse outcome, we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of the infringing products or processes;

•	discontinue the use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or may not be available at all; or

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in protecting our intellectual property rights or developing or licensing new intellectual property, which may harm our ability to compete and may have a material adverse effect on our results of operations.

We generate revenues from our intellectual property. These revenues are generated from the license of patents and manufacturing technologies to third parties. Our intellectual property revenues were approximately 3% of our revenues during 2001, 4% of our revenues during 2002, 3% of our revenues during 2003 and approximately 2% of our revenues during the first half of 2004. Although we do not anticipate a loss of intellectual property revenue as a result of our separation from Motorola, future intellectual property revenue depends in part on the continued strength of our intellectual property portfolio and enforcement efforts, and on the sales and financial stability of our licensees. We rely primarily on patent, copyright, trademark and trade secret laws, as well as on nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies. In the past, we have found it necessary to engage in litigation with other companies to force those companies to execute revenue-bearing license agreements with us or prohibit their use of our intellectual property. See “Business—Legal Proceedings” for a description of the current proceedings that we initiated to protect our proprietary technologies and processes. These proceedings, and future proceedings, may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

•	the steps we take to prevent misappropriation or infringement of our intellectual property will be successful;

•	any of our existing or future patents will not be challenged, limited, invalidated or circumvented; or

•	any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology, it would make it easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or of limited usefulness in protecting our technology in certain jurisdictions in which we and our competitors compete.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business, fluctuations in currency exchange rates and other factors related to our international operations.

We sell our products throughout the world. In 2003, approximately 71% of our products were sold in countries other than the United States and approximately 75% of our sales were outside the United States in the first six months of 2004. In addition, a majority of our operations and employees are located outside of the United States. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory or economic conditions;

•	trade protection measures and price controls;

•	import or export licensing requirements;

•	economic downturns, civil disturbances or political instability;

•	currency restrictions;

•	differing labor standards;

•	differing protection of intellectual property;

•	nationalization and expropriation; and

•	potentially burdensome taxation and changes in foreign tax laws.

International conflicts are creating many economic and political uncertainties that are impacting the global economy. A continued escalation of international conflicts could severely impact our operations and demand for our products.

A majority of our products are manufactured in Asia, primarily in China, Japan, Malaysia and Taiwan. Any conflict or uncertainty in these countries, including due to public health or safety concerns (such as Severe Acute Respiratory Syndrome) or natural disasters (such as earthquakes), could have a material adverse effect on our business, financial condition and results of operations. In addition, if the government of any country in which our products are manufactured or sold sets technical standards for products made in or imported into their country that are not widely shared, it may lead certain of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing partnerships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

We prepare our combined financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies. Changes in exchange rates will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity. Although we may seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate, we cannot assure you that our efforts will be successful. To the extent we sell our products in foreign markets, currency fluctuations may result in our products becoming too expensive for foreign customers.

We operate in a highly competitive industry and face competitors that may have greater resources or are more focused.

The semiconductor industry is highly competitive. Some of our competitors are large national and multinational companies that may have significantly greater financial resources than we do. Like us, many of our competitors offer a wide variety of products. If these competitors substantially increase the resources they devote to developing and marketing competitive products, we may not be able to compete effectively. Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. In addition, some of our competitors operate in narrow business areas relative to us, allowing them to concentrate their research and development efforts directly on products and services for those areas, which may constitute a competitive advantage.

If we fail to keep pace with technological advances in our industry or if we pursue technologies that do not become commercially accepted, customers may not buy our products and our business, financial condition and results of operations may be adversely affected.

Technology is an important component of our business and growth strategy, and our success depends to a significant extent on the development, implementation and acceptance of new product designs and improvements. Our ability to develop products and related technologies to meet evolving industry requirements and at prices acceptable to our customers will be significant factors in determining our competitiveness in our target markets.

In particular, to stay competitive, we must transition certain products to 300 millimeter manufacturing technology. Currently, most semiconductor manufacturing facilities, or fabs, process wafers with diameters of 150 millimeters or 200 millimeters. However, as industry technology continues to improve, we expect that a significant portion of new fabs and leading edge semiconductor manufacturing equipment will be configured for 300 millimeter wafers. Our transition to this technology requires access to 300 millimeter manufacturing capacity. We intend to access this technology through foundry or other alliances such as our alliance with STMicroelectronics and Philips Electronics in Crolles, France. If we are unable to access, or are delayed in accessing, this technology, our ability to develop new products could suffer, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in establishing a brand identity.

Historically, we have conducted our business under Motorola’s brand name. We are currently conducting our business under our new brand name, “Freescale.” The value of Motorola’s brand name was recognized by our customers, suppliers and potential employees. We will need to expend significant time, effort and resources to establish our new brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If our effort to establish a new brand identity is unsuccessful, our business, financial condition and results of operations may suffer.

Our ability to meet customer demand depends, in part, on obtaining supplies and a reduction in supplies could negatively impact our business.

Our ability to meet customer demands depends, in part, on our ability to obtain timely and adequate delivery of materials, parts and components from our suppliers. We have experienced shortages in the past that have adversely affected our operations. Although we work closely with our suppliers to avoid these types of shortages, there can be no assurances that we will not encounter these problems in the future. A number of our supplies are obtained from one source. A reduction or interruption in supplies or a significant increase in the price of one or more supplies could have a material adverse effect on our business, financial condition and results of operations.

We intend to engage in acquisitions, joint ventures and other transactions that may complement or expand our business. We may not be able to complete such transactions and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

Our future success may be dependent on opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. We may not be able to complete such transactions, for reasons including, but not limited to, a failure to secure financing, as a result of our agreements with Motorola or as a result of restrictive covenants in our debt instruments. See “Arrangements Between Freescale Semiconductor and Motorola” for a description of some of the restrictions on our ability to take advantage of these opportunities. Any transactions that we are able to identify and complete may involve a number of risks, including:

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

•	possible adverse effects on our operating results during the integration process; and

•	our possible inability to achieve the intended objectives of the transaction.

In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

Our cost-reduction efforts could adversely affect our business.

Since the second half of 2000, we have been reducing costs and simplifying our product portfolios in our business. We have discontinued product lines, exited businesses, consolidated manufacturing facilities and reduced the total number of our employees by approximately 11,700. If these efforts do not generate the level of cost savings we expect and/or that are necessary to enable us to effectively compete, they may have a material adverse effect on our business, financial condition and results of operations.

We are subject to environmental, health and safety laws, which could increase our costs and restrict our operations in the future.

We are subject to a variety of laws relating to the use, disposal, clean-up of, and human exposure to, hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in the limitation or suspension of production or subject us to future liabilities in excess of our reserves. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. In the event of the discovery of new contamination, additional requirements with respect to existing contamination, or the imposition of other cleanup obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations. For a description of environmental matters in which we are currently involved, see “Business—Environmental Matters.”

In addition to the costs of complying with environmental, health and safety requirements, we have incurred and may in the future incur costs defending against environmental litigation brought by government agencies and private parties. We may be defendants in lawsuits brought by parties in the future alleging environmental damage, personal injury or property damage. A significant judgment against us could harm our business, financial condition and results of operations.

In the last few years, there has been increased media scrutiny and associated reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. Because we utilize these clean rooms, we may become subject to liability claims. In addition, these reports may also affect our ability to recruit and retain employees.

Our products may be subject to product liability claims, which could be expensive and could divert management’s attention.

Our semiconductors are incorporated into a number of end products. We face an inherent exposure to product liability claims if our semiconductors (or the equipment into which our semiconductors are incorporated)

malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our products caused a loss. Product liability claims could result in significant expenses relating to defense costs or damages awards. In particular, the sale of systems and components for the transportation industry involves a high degree of risk that such claims may be made. In addition, we may be required to participate in a recall if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or in order to maintain good customer relationships. Each of these actions would likely harm our reputation and lead to substantial expense. Any product liability claim brought against us could have a material adverse effect on our reputation, business, financial condition and results of operations.

Our industry is highly capital intensive and, if we are unable to obtain the necessary capital, we may not remain competitive.

Semiconductor manufacturing requires a constant upgrading of facilities and process technology to remain competitive. We intend to meet our capital needs through a variety of sources, including the capital markets. If we are unable to obtain capital on favorable terms, or if we are unable to obtain capital at all, it may have a material adverse effect on our business, financial condition and results of operations.

Loss of our key management and other personnel, or an inability to attract such management and other personnel, could impact our business.

We depend on our senior executive officers and other key personnel to run our business. With the exception of our Chief Executive Officer, we do not have long-term retention contracts with our key personnel. The loss of any of these officers or other key personnel could adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and develop marketable products.

Risks Related to Our Relationship with Motorola

Our historical financial results as a business segment of Motorola may not be representative of our results as a separate, stand-alone company.

The historical financial information we have included in this prospectus has been derived from Motorola’s consolidated financial statements through April 3, 2004 and from our consolidated financial statements from April 4, 2004 onward and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone company during the periods presented. Although Motorola did account for our company as a business segment, Motorola did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by Motorola, including general corporate expenses, basic research costs, employee benefits and incentives, and interest expense through April 3, 2004. These allocations were based on what we and Motorola considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma adjustments reflect changes that may occur in our funding and operations as a result of the separation. However, there can be no assurances that these adjustments will reflect our costs as a publicly-traded, stand-alone company. For additional information, see “Consolidated and Combined Financial Statements,” “Interim Unaudited Condensed Consolidated and Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated and Combined Financial Data,” “Unaudited Pro Forma Consolidated and Combined Financial Data” and the notes to those statements included elsewhere in this prospectus.

We may lose rights to key intellectual property arrangements as a result of no longer being a business segment of Motorola.

As a business segment of Motorola, we were the beneficiary of some of Motorola’s intellectual property arrangements, including cross-licensing arrangements with other leading semiconductor companies and licenses from third parties of technology incorporated in our products and used to operate our business. We will no longer be a beneficiary under some of these agreements and arrangements if Motorola’s direct or indirect equity ownership in our company falls below certain thresholds. In addition, although we are not aware of any parties that currently intend to pursue claims against us, there may be third parties who have refrained from asserting intellectual property infringement claims against our products or processes while we were a business segment of Motorola that elect to pursue such claims against us after our separation from Motorola.

With Motorola’s support in certain instances, we expect to engage in negotiating assignments of existing agreements as well as our own agreements and arrangements with certain third parties for intellectual property and technology that is important to our business and that was previously obtained through our connection to Motorola. We cannot assure you that we will be successful in negotiating and obtaining these assignments. Therefore, if and when Motorola’s direct or indirect equity ownership of our company falls below certain thresholds, we may be exposed to infringement claims or lose access to important intellectual property and technology. We cannot assure you that we would then be able to obtain or renegotiate licensing arrangements on favorable terms or to obtain such arrangements at all. If we were to infringe intellectual property rights owned by others or otherwise lose access to intellectual property or technology important in the conduct of our business, it could have a material adverse effect on our business, financial condition and results of operations.

As long as Motorola controls our company, the ability of public stockholders to influence the outcome of matters requiring stockholder approval will be limited.

Motorola owns all of the outstanding shares of our Class B common stock, representing 67.5% of the outstanding shares of our common stock and 91.2% of the total voting power of our common stock. Motorola has advised us that it intends to complete the distribution of all of our common stock owned by Motorola to its stockholders by the end of 2004. Motorola expects the distribution to take the form of a spin-off by means of a special dividend to Motorola common stockholders of all of our common stock owned by Motorola. However, completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus. The distribution may not occur by the contemplated time or may not occur at all. As long as Motorola has voting control of our company, Motorola will have the ability to take stockholder action without the vote of any other stockholder. As a result, Motorola will have the ability to influence or control all matters affecting us, including:

•	composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	any determinations with respect to acquisitions of businesses, mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our capital structure;

•	changes to the agreements governing our separation from Motorola;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

Motorola’s voting control may discourage transactions involving a change of control of our company, including transactions in which holders of our common stock might otherwise receive a premium for their shares over the then-current market price. Furthermore, Motorola is not prohibited from selling a controlling interest in our company to a third party without the approval of public stockholders or without providing for a purchase of their shares. In addition, after a change of control of our company, we will be required to offer to repurchase the exchange notes generally only if there is a related decline in the rating of the exchange notes. See “Description of Exchange Notes—Repurchase at the Option of Holders—Change of Control Event.”

The assets and resources we acquired from Motorola will not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Motorola.

Because we have not operated as an independent company in the past, we will need to acquire assets and resources in addition to those contributed by Motorola and its subsidiaries to our company and our subsidiaries in connection with our separation from Motorola. We may also face difficulty in separating our assets from Motorola’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we fail to acquire assets that prove to be important to our operations or if we incur unexpected costs or encounter other difficulties in separating our assets from Motorola’s assets or integrating newly acquired assets.

In particular, because we will no longer share software development resources with Motorola and Motorola’s cellular subscriber businesses, we must expand our own software development capabilities to continue to offer software in connection with our semiconductor products. Although we do not believe the net cost of this expansion will be material to us, we may not be successful in expanding our software development capabilities, which, in turn, could adversely affect our business, financial condition and results of operations.

Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions in order to operate as a stand-alone company, and we cannot assure you that the transitional services Motorola has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative and other resources of Motorola to operate our business. In conjunction with our separation from Motorola, we will need to create our own financial, administrative and other support systems or contract with third parties to replace Motorola’s systems. We expect the cost of creating this infrastructure to be approximately $75 million, including approximately $27 million in capital expenditures. We have entered into an agreement with Motorola under which Motorola will provide certain transitional services to us, including services related to information technology systems, treasury functions, financial and accounting services. See “Arrangements Between Freescale Semiconductor and Motorola—Transition Services Agreement” for a description of these services. These services may not be sufficient to meet our needs, and, after our agreement with Motorola expires, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have. Any failure or significant downtime in our own financial or administrative systems or in Motorola’s financial or administrative systems during the transitional period could impact our results and/or prevent us from paying our suppliers and employees, executing foreign currency transactions or performing other administrative services on a timely basis and could materially harm our business, financial condition and results of operations.

After our separation from Motorola, we may experience increased costs resulting from a decrease in the purchasing power we currently have due to our association with Motorola.

We have been able to take advantage of Motorola’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. Following our separation from Motorola, we are a smaller and less diversified company than Motorola, and do not have access to financial and other resources comparable to those of Motorola prior to the separation. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could have a material adverse effect on our business, financial condition and results of operations.

We may have potential business conflicts of interest with Motorola with respect to our past and ongoing relationships and, because of Motorola’s controlling ownership, the resolution of these conflicts may not be on the most favorable terms to us.

Conflicts of interest may arise between Motorola and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Motorola;

•	intellectual property matters;

•	employee recruiting and retention;

•	sales or distributions by Motorola of all or any portion of its ownership interest in us, which could be to one of our competitors;

•	the nature, quantity, quality, time of delivery and pricing of products we supply to each other under our purchase and supply agreement with Motorola;

•	business combinations involving our company; and

•	business opportunities that may be attractive to both Motorola and us.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. We do not have any agreements with Motorola that restrict us from selling our products to competitors of Motorola. We also do not have any agreements with Motorola that would prevent us from competing with each other.

Finally, in connection with our initial public offering, we have entered into several agreements with Motorola. In addition, we may become a party to arrangements with Motorola in the future. While we are controlled by Motorola, it is possible for Motorola to cause us to amend these existing agreements or enter into new arrangements on terms that may be less favorable to us than the original terms of the agreements. So long as we are controlled by Motorola, any of those amendments or new arrangements will be permissible under the indenture as long as they do not materially adversely affect our ability to pay principal and interest on the exchange notes when due.

Our separation agreements with Motorola require us to assume the past, present and future liabilities related to our business and may be less favorable to us than if they had been negotiated with unaffiliated third parties.

Pursuant to certain of our agreements with Motorola, we have agreed to indemnify Motorola for, among other matters, all past, present and future liabilities related to our business, and we have assumed these liabilities as part of our separation from Motorola. Such liabilities include unknown liabilities which could be significant. We have also assumed certain tax liabilities of legal entities that contained operations of Motorola that were not related to our business. The allocation of assets and liabilities between Motorola and our company may not reflect the allocation that would have been reached between two unaffiliated parties.

We entered into our separation agreements with Motorola while we were a wholly-owned subsidiary of Motorola. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us.

The need to preserve the tax-free status of the contribution and the distribution and our agreements with Motorola limit our ability to obtain additional financing or make acquisitions, and may require us to pay significant tax liabilities.

Our business strategy anticipates future acquisitions and development of new technologies. However, the need to preserve the tax-free status of the contribution and the distribution and our agreements with Motorola may severely limit our ability to do so. For the distribution of the shares of our common stock held by Motorola to be tax free to Motorola and its stockholders, among other things, Motorola must own at least 80% of all of our voting power (and at least 80% of the shares of any class of non-voting stock) at the time of the distribution. Therefore, prior to the distribution, we will be limited in our ability to issue voting securities, non-voting stock or convertible debt without Motorola’s prior consent, and Motorola may be unwilling to give that consent so long as it still intends to complete the distribution. We also agreed to certain additional restrictions that are intended to preserve the tax-free status of the contribution and the distribution. See “Arrangements Between Freescale Semiconductor and Motorola—Tax Sharing Agreement” for a description of these restrictions.

In addition, prior to the distribution, we have agreed with Motorola that we will not (without Motorola’s prior written consent):

•	acquire any businesses or assets with an aggregate value of more than $100 million for all such acquisitions;

•	dispose of any assets with an aggregate value of more than $100 million for all such dispositions; and

•	acquire any equity or debt securities of any other person with an aggregate value of more than $50 million for all such acquisitions.

Our agreements with Motorola also provide that for so long as Motorola owns at least 50% of all of our voting power, we will not (without Motorola’s prior written consent):

•	take any actions that could reasonably result in Motorola being in breach or in default under any contract or agreement; or

•	incur any indebtedness that could be reasonably likely to adversely impact the credit rating of any indebtedness of Motorola.

Finally, we are required to indemnify Motorola against all tax-related liabilities incurred by Motorola relating to the contribution or the distribution to the extent caused by an acquisition of our assets or stock, or other actions by us. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Motorola) that would result if the contribution and the distribution failed to qualify as a tax-free transaction.

See “Arrangements Between Freescale Semiconductor and Motorola” for a description of our agreements with Motorola.

Our business may be adversely affected if Motorola does not complete the distribution.

Motorola has announced that it intends to distribute all of our common stock it owns by the end of 2004. However, the distribution is subject to conditions and, as a result, the distribution may not occur by the end of 2004 or may not occur at all. See “Arrangements Between Freescale and Motorola—Master Separation and Distribution Agreement” for a discussion of these conditions.

We believe that the announcement of our separation from Motorola has led to an increased interest in doing business with us from some of our existing and potential customers. If the distribution does not occur, then these customers may not increase or commence purchases of our products. Many of our employees are anticipating our spin-off from Motorola and may be more susceptible to competitive job offers if the distribution does not occur or is delayed. We also may not obtain some of the other benefits we expect as a result of the distribution, including greater strategic focus and the other benefits described in “Prospectus Summary—Our Relationship with Motorola.” Even if the distribution does occur, we cannot guarantee that we would realize any of these benefits.

Unless and until the distribution occurs, we will also face the risks discussed in this prospectus relating to Motorola’s control of us and potential conflicts of interest between Motorola and us. If the distribution is delayed or not completed at all, the liquidity of shares of our Class A common stock in the market may be constrained for as long as Motorola continues to hold a significant position in our stock. A lack of liquidity in our Class A common stock may adversely affect our stock price.

The ability of Motorola and others to sell substantial shares of our common stock could impede our ability to raise equity capital.

Sales of substantial amounts of our common stock after our initial public offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities.

Motorola owns all of the outstanding shares of our Class B common stock, representing 67.5% of the outstanding shares of all of our common stock and 91.2% of the total voting power of all of our common stock. Motorola has advised us that it intends to complete the distribution of all of our common stock owned by Motorola to its stockholders by the end of 2004. Motorola has no contractual obligation to retain its shares of our common stock, except for a limited period during which it will not sell any of its shares of our common stock without the consent of the underwriters in our initial public offering until 180 days after the date of the prospectus for that offering. Subject to applicable U.S. federal and state securities laws, after the expiration of this 180-day waiting period (or before, with consent of the underwriters to that offering), Motorola may sell any and all of the shares of our common stock that it beneficially owns or distribute any or all of these shares of our common stock to its stockholders. This 180-day waiting period does not apply to the distribution by Motorola of its remaining ownership interest in us to its common stockholders. The registration rights agreement with Motorola described elsewhere in this prospectus grants Motorola the right to require us to register the shares of our common stock it holds in specified circumstances. In addition, after the expiration of this 180-day waiting period, we could issue and sell additional shares of our Class A common stock, subject to Motorola’s consent. Any sale by Motorola or us of our common stock in the public market, or the perception that sales could occur (for example, as a result of the distribution), could adversely affect prevailing market prices for the shares of our common stock.

Third parties may seek to hold us responsible for liabilities of Motorola that we did not assume in our agreements.

Third parties may seek to hold us responsible for Motorola’s retained liabilities. Under our agreements with Motorola, Motorola has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Motorola.

Directors and executive officers of Freescale Semiconductor who own Motorola common stock or options to acquire Motorola common stock or who hold positions with Motorola may have potential conflicts of interest.

Ownership of Motorola common stock, options to acquire Motorola common stock and other equity securities of Motorola by certain of our directors and officers and the presence of Motorola officers on our board of directors could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for Motorola than they do for us. For example, our certificate of incorporation provides that in the event a director or officer of our company who is also a director or officer of Motorola acquires knowledge of a potential business opportunity that may be deemed a corporate opportunity of both our company and Motorola, such opportunity will belong to Motorola unless it has been expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company. See “Management” for a description of the extent of the relationship between our directors and officers and Motorola.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

We have made forward-looking statements in this prospectus. These forward-looking statements are subject to risks and uncertainties and include statements regarding our financial position, business strategy and other plans and objectives for future operations, as well as any other statements which are not historical facts. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this prospectus.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

In addition, this prospectus contains information concerning the semiconductor market, our market segments and product areas generally which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor market, our market segments and product areas will develop. These assumptions have been derived from information currently available to us and to market research and industry reports referred to in this prospectus. They include the following general underlying assumptions:

•	the market for semiconductor products will grow over the long term;

•	new technologies and applications will continue to be developed; and

•	manufacturers of automotive, networking and wireless products will increasingly look to semiconductor providers for platform-level products or systems-on-a-chip.

Although we believe this information is reliable, including information provided in this prospectus on a historical basis that is based on market research and industry reports, we have not independently verified and cannot guarantee the accuracy or completeness of the information.

If any one or more of the foregoing assumptions is incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, our future results of operations and financial condition and the market price of our shares of common stock may be materially adversely affected.

Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under “Risk Factors” in this prospectus.

EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the issuance of the old notes on July 21, 2004, we entered into an exchange and registration rights agreement with the initial purchasers of the old notes in which we agreed to commence the exchange offer. A copy of the registration rights agreement is an exhibit to the registration statement of which this prospectus is a part. Under the exchange and registration rights agreement, we agreed to file and cause to become effective a registration statement with respect to an offer to exchange the old notes for the exchange notes. We also agreed to use reasonable best efforts to cause the exchange offer to be consummated within 120 days following the original issuance of the old notes. We are making the exchange offer to comply with our contractual obligations under the exchange and registration rights agreement. Except under limited circumstances described under “Description of the Exchange Notes—Registration Rights; Special Interest,” upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate. In addition, each broker-dealer that receives exchange notes for its own account in exchange for the old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must represent that it will deliver a prospectus in connection with any resale of such exchange notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of the old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, which together constitute the exchange offer, we will accept for exchange any old notes properly tendered and not withdrawn before expiration of the exchange offer. The date of acceptance for exchange of the old notes and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date unless we extend the exchange offer as described in this prospectus. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes surrendered under the exchange offer. The old notes may be tendered only in integral multiples of $1,000. The exchange notes will be delivered on the earliest practicable date following the exchange date.

Interest on the exchange notes will accrue from the last payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on the old notes surrendered, from July 21, 2004. Accordingly, holders of exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from July 21, 2004. Old notes accepted for exchange will not accrue interest from the last payment date on which interest was paid on the old notes or, if no interest was paid on the old notes surrendered, July 21, 2004. Holders of old notes whose old notes are accepted for exchange will not receive any payment in respect of accrued interest on such old notes otherwise payable on any interest payment date which occurs on or after the consummation of the exchange offer.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the old notes, except:

•	the offer and sale of the exchange notes will have been registered under the Securities Act, and thus the exchange notes generally will not be subject to the restrictions on transfer applicable to the old notes or bear restrictive legends;

•	the exchange notes will not be entitled to registration rights under the exchange and registration rights agreement; and

•	the exchange notes will not have the right to earn special interest under circumstances relating to our registration obligations.

The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, both the old notes and the exchange notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see “Description of the Exchange Notes.”

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange and not withdrawn. This prospectus and the letter of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Securities and Exchange Commission (SEC). Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of old notes who surrender them in the exchange offer for the purposes of receiving the exchange notes from us and delivering the exchange notes to their holders. The exchange agent will make the exchange as promptly as practicable on or after the date of acceptance for exchange of the old notes.

Holders that tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the old notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. You should read “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

Expiration of the Exchange Offer; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on [            ], 2004. We can extend the exchange offer in our sole discretion, in which case the term “expiration date” means the latest date and time to which we extend the exchange offer. If we decide to extend the exchange offer, we will then delay acceptance of any old notes by giving notice of an extension as described below. During any extension period, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. We will return any old notes not accepted for exchange to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under “—Conditions.” We may decide to waive any of the conditions in our discretion. Furthermore, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. By press release or other public announcement, we will give oral or written notice of any extension, amendment, non-acceptance or termination as promptly as practicable. Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

We reserve the right to amend the terms of the exchange offer in any manner. If we amend the exchange offer in a manner that we determine constitutes a material change, we will disclose the amendment by means of a prospectus supplement. If we make such a material change less than five to ten business days, depending on the significance of the amendment, before the expiration of the exchange offer, we will extend the offer so that you have at least five to ten business days to tender or withdraw. We will notify you of any extension of the exchange offer by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time.

Conditions

Despite any other term of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any exchange notes and, as described below, may terminate the exchange offer, or may waive any of the conditions to or amend the exchange offer, if the exchange offer, in our judgment, is not available or may not be completed in a timely manner because it would violate a law, statute, rule, or regulation, order, or SEC staff interpretation.

These conditions are solely for our benefit and we may assert them regardless of the circumstances that may give rise to them. If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. See “—Expiration of the Exchange Offer; Extensions; Amendments” above. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of that right. Each of these rights will be deemed an ongoing right that we may assert at any time or at various times.

We will not accept for exchange any old notes tendered and will not issue exchange notes in exchange for any old notes, if at that time a stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

•	the representations described under “—Procedures for Tendering” and “Plan of Distribution”; and

•	any other representations that may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

Procedures for Tendering

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. A holder need not submit a letter of transmittal if the holder tenders old notes in accordance with the procedures mandated by DTC’s Automated Tender Offer Program (ATOP). To tender old notes without submitting a letter of transmittal, the electronic instructions sent to DTC and transmitted to the exchange agent must contain your acknowledgment of receipt of and your agreement to be bound by and to make all of the representations contained in the letter of transmittal. In all other cases, a letter of transmittal must be manually executed and delivered as described in this prospectus.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with all applicable procedures of DTC and either:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct DTC to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of the letter of transmittal, which computer-generated message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

In addition, either:

•	the exchange agent must receive the old notes along with a letter of transmittal for each series of notes being tendered; or

•	with respect to the old notes, the exchange agent must receive, before expiration of the exchange offer, timely confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” before expiration of the exchange offer. To receive confirmation of valid tender of the old notes, a holder should contact the exchange agent at the telephone number listed under “—Exchange Agent.”

The tender by a holder that is not withdrawn before expiration of the exchange offer will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If a holder completing a letter of transmittal tenders less than all of the old notes held by this holder, this tendering holder should fill in the applicable box of the letter transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If the old notes, the letter of transmittal or any other required documents are physically delivered to the exchange agent, the method of delivery is at the holder’s election and risk. Rather than mail these items, we recommend that holders use a nationally recognized U.S. overnight delivery service or a hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before expiration of the exchange offer. Holders should not send the letter of transmittal or old notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its old notes, either:

•	make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name; or

•	obtain a properly completed bond power from the registered holder of old notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old notes without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

A signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution. Eligible guarantor institutions include banks, brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers, government securities brokers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations. The signature need not be guaranteed by an eligible guarantor institution if the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes, the old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the old notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any old notes, bond powers, certificates or separate written instruments of transfer or exchange are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons must so indicate when signing. Unless we waive this requirement, they must also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any old notes not properly tendered or any old notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of old notes will not be deemed made until those defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for old notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	the old notes or a timely book-entry confirmation that the old notes have been transferred into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Holders should receive copies of the applicable letter of transmittal with the prospectus. A holder may obtain additional copies of the applicable letter of transmittal for the old notes from the exchange agent at its offices listed under “—Exchange Agent.” By signing the letter of transmittal, or causing DTC to transmit an agent’s message to the exchange agent, each tendering holder of old notes will represent to us that, among other things:

•	any exchange notes to be received by the holder will be acquired in the ordinary course of its business;

•	the holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes;

•	the holder is not our “affiliate” (as defined in Rule 405 under the Securities Act);

•	if the holder is a broker-dealer that receives exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it will deliver a prospectus in connection with any resale of these exchange notes;

•	if the holder is a broker-dealer, that it did not purchase the old notes to be exchanged for the exchange notes from us in the initial offering of the old notes; and

•	the holder is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

DTC Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

With respect to the old notes, the exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may utilize the DTC ATOP procedures to tender old notes.

With respect to the old notes, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account in accordance with DTC’s ATOP procedures for transfer.

However, the exchange for the old notes so tendered will be made only after a book-entry confirmation of such book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a participant tendering old notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Guaranteed Delivery Procedures

Holders wishing to tender their old notes but whose old notes are not immediately available or who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent or cannot comply with the applicable procedures described above before expiration of the exchange offer may tender if:

•	the tender is made through an eligible guarantor institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery;

•	setting forth the name and address of the holder and the registered number(s) and the principal amount of old notes tendered;

•	stating that the tender is being made by guaranteed delivery; and

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry transfer confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter(s) of transmittal, or facsimile thereof, as well as all tendered old notes in proper form for transfer or a book-entry transfer confirmation, and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of old notes may withdraw their tenders at any time before expiration of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a computer-generated notice of withdrawal transmitted by DTC on behalf of the holder in accordance with the standard operating procedures of

DTC, or a written notice of withdrawal, which may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent.”

Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of the old notes to be withdrawn; and

•	where certificates for old notes have been transmitted, specify the name in which the old notes were registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution, unless the withdrawing holder is an eligible guarantor institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal, and our determination shall be final and binding on all parties. We will deem any old notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. We will return any old notes that have been tendered for exchange but that are not exchanged for any reason to their holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC, according to the procedures described above, those old notes will be credited to an account maintained with DTC, for old notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may re-tender properly withdrawn old notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or before expiration of the exchange offer.

A holder may obtain a form of the notice of withdrawal from the exchange agent at its offices listed under “—Exchange Agent.”

Resale of Exchange Notes

Under existing interpretations of the Securities Act by the staff of the SEC contained in several “no-action” letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes will generally be freely transferable by holders after the exchange offer without further compliance with the registration and prospectus delivery requirements of the Securities Act (subject to certain representations required to be made by each holder of old notes, as set forth under “Exchange Offer—Procedures for Tendering”). However, any holder of old notes that is one of our “affiliates” (as defined in Rule 405 under the Securities Act), that does not acquire the exchange notes in the ordinary course of business, that intends to distribute the exchange notes as part of the exchange offer, or that is a broker-dealer who purchased old notes from us in the initial offering of the old notes for resale pursuant to Rule 144A or any other available exemption under the Securities Act, (1) will not be able to rely on the interpretations of the staff of the SEC and (2) in the absence of any exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

With regard to broker-dealers, only broker-dealers that acquired the old notes for their own accounts as a result of market-making activities or other trading activities may participate in the exchange offer. Each such broker-dealer that receives exchange notes for its own account in exchange for the old notes must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please see “Plan of Distribution” for more details regarding the transfer of exchange notes.

Exchange Agent

Deutsche Bank Trust Company Americas has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery or the notice of withdrawal to the exchange agent addressed as follows:

To: Deutsche Bank Trust Company Americas

By Mail:

(Registered or Certified Mail is recommended)

DB Services Tennessee, Inc.,

Reorganization Unit

P.O. Box 292737

Nashville, TN 37229-2737

By Hand:

Deutsche Bank Trust Company Americas

c/o The Depository Trust Clearing Corporation,

as Exchange Agent

55 Water Street, 1st Floor

Janette Park Entrance

New York, NY 10041

By Courier:

DB Services Tennessee, Inc.

Corporate Trust and Agency Services

Reorganization Unit

684 Grassmere Park Road

Nashville, TN 37211

Attention: Karl Shepherd

By Facsimile Transmission (for Eligible Institutions Only):

(615) 835-3701

Confirm by Telephone:

(615) 835-3572

Delivery of a letter of transmittal to an address other than as shown above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by facsimile transmission, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer, including the following:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees; and

•	our printing and mailing costs.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

If satisfactory evidence of payment of transfer taxes is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed to the tendering holder.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount, less unamortized discount, as reflected in our accounting records on the date of exchange. As the terms and conditions of the exchange notes and the old notes are virtually identical, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Consequences of Failure to Tender

All untendered old notes will remain subject to the restrictions on transfer provided for in the old notes and in the indenture. Generally, the old notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

(A)   (1) to a person who the seller reasonably believes is a Qualified Institutional Buyer within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A;

(2) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act;

(3) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

(4) to an Institutional Accredited Investor in a transaction exempt from the registration requirements of the Securities Act;

(5) pursuant to an effective registration statement under the Securities Act; or

(6) to us (upon redemption or otherwise); and

(B) in accordance with all applicable securities laws of the states of the United States and other jurisdictions.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. We urge you to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement, dated July 21, 2004, by and among us and the initial purchasers of the old notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange for the exchange notes the old notes in like principal amount. We will retire and cancel all of the old notes tendered in the exchange offer.

CAPITALIZATION

The following table sets forth our capitalization as of July 3, 2004:

•	on an actual basis; and

•	on a pro forma “as adjusted basis” to reflect:

•	the recapitalization of our company in which our common stock held by Motorola was converted into 278 million shares of Class B common stock, and the subsequent adjustment of the Class B common stock owned by Motorola to 270 million shares in connection with the exercise of the overallotment option in our initial public offering;

•	the receipt of approximately $1.2 billion from the offering of the old notes, after deducting debt issuance costs payable by us;

•	the receipt of approximately $1.6 billion from the sale of shares of Class A common stock, including a portion of the underwriters’ overallotment, by us at an initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the repayment by us of $428 million in working capital loans to a subsidiary of Motorola; and

•	the retention by us as of completion of the offering of the old notes and the initial public offering of approximately $750 million in net cash and cash equivalents (i.e., total cash minus total debt, including debt resulting from the offering of the old notes) and the payment of the remaining net proceeds from the offering of the old notes (approximately $1.1 billion) to Motorola.

You should read the information in the following table together with “Selected Consolidated and Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements, the interim unaudited consolidated and combined condensed financial statements and the related accompanying notes included elsewhere in this prospectus.

	As of July 3, 2004
	Historical	Pro Forma As Adjusted
(in millions, except per share data)	(Unaudited)
Cash and cash equivalents	$713	$1,988

Notes payable and current portion of long-term debt	$438	$10
Long-term debt, excluding current portion	—	1,250
Stockholders’ Equity:
Preferred stock, no par value; 1,000 shares authorized; no shares issued and outstanding	—	—
Class A common stock, $.01 par value; 1,500 shares authorized; 130 shares issued and outstanding pro forma as adjusted	—	1
Class B common stock, $.01 par value; 1,000 shares authorized; 278 shares issued and outstanding historical and 270 issued and outstanding pro forma as adjusted	3	3
Additional paid-in capital	3,312	3,655
Retained earnings	11	11
Non-owner changes to equity	(4)	(4)

Total stockholders’ equity	3,322	3,666

Total capitalization	$3,760	$4,926

SELECTED CONSOLIDATED AND COMBINED FINANCIAL DATA

You should read the following selected combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and the accompanying notes included elsewhere in this prospectus.

The consolidated and combined statements of operations data reflect the consolidated and combined operations of Freescale Semiconductor, Inc. and its subsidiaries. We derived the combined statements of operations and cash flows data for the years ended December 31, 2001, 2002 and 2003, and the combined balance sheet data as of December 31, 2002 and 2003, as set forth below, from our audited combined financial statements, which are included elsewhere in this prospectus. We derived the consolidated and combined statements of operations data for the years ended December 31, 1999 and 2000 and for the six months ended June 28, 2003 and July 3, 2004, and the consolidated and combined balance sheet data as of December 31, 1999, 2000 and 2001 and June 28, 2003 and July 3, 2004, from our unaudited condensed consolidated and combined financial statements. In management’s opinion, these unaudited condensed consolidated and combined financial statements have been prepared on substantially the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the combined financial information for the periods presented. The historical results do not necessarily indicate results expected for any future period.

	Year Ended December 31,					Six Months Ended
	1999	2000	2001	2002	2003	June 28, 2003	July 3, 2004
(in millions)	(unaudited)					(unaudited)	(unaudited)
Consolidated and Combined Statements of Operations Data:
Net sales	$6,536	$7,986	$5,097	$5,001	$4,864	$2,266	$2,857
Cost of sales	4,378	5,210	4,687	3,763	3,451	1,679	1,789

Gross margin	2,158	2,776	410	1,238	1,413	587	1,068

Selling, general and administrative	955	945	656	604	649	279	365
Research and development	1,106	1,352	1,015	993	1,005	519	492
Reorganization of businesses	2	270	613	1,156	63	35	(9)
Separation expenses	—	—	—	—	—	—	50

Operating earnings (loss)	95	209	(1,874)	(1,515)	(304)	(246)	170

Other income (expense):
Interest expense, net	(66)	(99)	(227)	(163)	(114)	(60)	(21)
Gains on sale of investments and businesses, net	14	44	—	15	106	—	41
Other	39	10	(24)	(18)	(7)	(6)	(4)

Total other income (expense)	(13)	(45)	(251)	(166)	(15)	(66)	16

Earnings (loss) from continuing operations before income taxes	82	164	(2,125)	(1,681)	(319)	(312)	186
Income tax expense	60	169	56	86	47	46	37

Earnings (loss) from continuing operations	22	(5)	(2,181)	(1,767)	(366)	(358)	149
Discontinued operations (1):
Earnings from discontinued operations of SCG	105	—	—	—	—	—	—
Gain on sale of SCG	361	—	—	—	—	—	—

Net earnings (loss)	$488	$(5)	$(2,181)	$(1,767)	$(366)	$(358)	$149

	(unaudited)					(unaudited)	(unaudited)
Consolidated and Combined Balance Sheet Data:
Working capital (deficit) (2)	$(20)	$655	$(229)	$452	$950	$551	$927
Total assets	7,508	9,030	7,108	5,125	4,449	4,931	4,829
Total debt	14	1	265	144	29	139	438
Total business/stockholder’s equity	5,433	7,059	5,455	4,024	3,556	3,847	3,322
Supplemental Information:
Capital expenditures	1,505	2,406	613	220	310	155	230
EBITDA (3)	1,282	1,443	(615)	(424)	653	199	584
Net cash provided by (used for) operating activities	1,096	1,133	(97)	(36)	511	56	541
Net cash used for investing activities	(39)	(2,369)	(637)	(188)	(97)	(128)	(150)
Net cash provided by (used for) financing activities	(1,171)	1,297	733	145	(373)	116	237
Ratio of earnings to fixed charges (4)	1.4x	2.1x	—	—	—	—	6.6x

(1)	In August 1999, we completed the sale of the Semiconductor Components Group.
(2)	Working capital (deficit) is calculated as total current assets less total current liabilities.
(3)	We believe that earnings before interest, income taxes, depreciation and amortization (EBITDA) is a useful financial metric to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Given the significant investments that we have made in the past in property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of our cost structure. We believe that EBITDA will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures because it eliminates depreciation and amortization expense attributable to our historically higher levels of capital expenditures. The term EBITDA is not defined under generally accepted accounting principles in the U.S., or U.S. GAAP, and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. In addition, EBITDA is impacted by reorganization of businesses and other restructuring-related charges. When assessing our operating performance or our liquidity, you should not consider this data in isolation, or as a substitute for, our net cash from operating activities or other cash flow data that is calculated in accordance with U.S. GAAP. In addition, our EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. A reconciliation of earnings (loss) from continuing operations, the most directly comparable U.S. GAAP measure, to EBITDA for each of the respective periods indicated is as follows:

	Year Ended December 31,					Six Months Ended
(in millions)	1999	2000	2001	2002	2003	June 28, 2003	July 3, 2004
	(unaudited)					(unaudited)
Earnings (loss) from continuing operations	$22	$(5)	$(2,181)	$(1,767)	$(366)	$(358)	$149	*
Interest expense, net	66	99	227	163	114	60	21
Income tax expense	60	169	56	86	47	46	37
Depreciation expense	1,131	1,140	1,240	1,089	851	447	372
Amortization expense	3	40	43	5	7	4	5

EBITDA	$1,282	$1,443	$(615)	$(424)	$653	$199	$584

*	Includes $51 million of income relating to the reversal of liabilities previously accrued for the potential obligation to reimburse the Chinese government for various exemptions previously received on VAT and duty on imported materials.

(4)	The ratio of earnings to fixed charges is calculated by dividing the sum of earnings (loss) from continuing operations before provision for income taxes, earnings (loss) from equity investees and fixed charges, by fixed charges. Fixed charges consist of interest expense, capitalized interest and imputed interest on our lease obligations. Earnings were inadequate to cover fixed charges for the years ended December 31, 2001, 2002 and 2003 by $2.1 billion, $1.7 billion and $323 million, respectively, and for the six months ended June 28, 2003 by $312 million.

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED FINANCIAL DATA

You should read the following unaudited pro forma consolidated and combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and the accompanying notes included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated and combined statements of operations reflect the consolidated and combined operations of Freescale and its subsidiaries as if our separation from Motorola and the related transactions described below had occurred as of January 1, 2003.

The unaudited pro forma condensed consolidated balance sheet reflects the combined operations of our company and our subsidiaries as if our separation from Motorola and the related transactions described below had occurred as of July 3, 2004.

The unaudited pro forma condensed consolidated and combined financial statements give pro forma effect to:

•	the recapitalization of our company in which our common stock held by Motorola was converted into 278 million shares of Class B common stock, and the subsequent adjustment of the Class B common stock owned by Motorola to 270 million shares in connection with the exercise of the overallotment option in our initial public offering;

•	the receipt of approximately $1.2 billion from the offering of the old notes, after deducting debt issuance costs payable by us;

•	the receipt of approximately $1.6 billion from the sale of shares of Class A common stock, including a portion of the underwriters’ over-allotment, by us at an initial public offering price of $13.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the repayment by us of $428 million in working capital loans to a subsidiary of Motorola; and

•	the retention by us as of completion of the offering of the old notes and our initial public offering of approximately $750 million in cash and net cash equivalents (i.e., total cash minus total debt, including debt resulting from the offering of the old notes), and the payment of the remaining net proceeds from the offering of the old notes (approximately $1.1 billion) to Motorola.

We derived the following unaudited pro forma condensed consolidated and combined financial statements, set forth below, from our audited combined financial statements for the year ended December 31, 2003 and our unaudited condensed consolidated and combined financial statements for the six months ended July 3, 2004, each of which is included elsewhere in this prospectus. The unaudited pro forma condensed consolidated and combined financial statements are not intended to represent what our financial position and results of operations actually would have been had our separation from Motorola and the related transactions described above occurred on the dates indicated or to project our future financial performance.

For the year ended December 31, 2003 and the three months ended April 3, 2004, Motorola allocated costs to our company relating to general corporate expenses, basic research costs, and employee benefits and incentives totaling $404 million and $109 million, respectively. General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. As of April 4, 2004, we have assumed responsibility for substantially all of these services and the related expenses. We expect the total cost of these services to aggregate approximately $400 million to $415 million in 2004 and approximately $400 million to $420 million in 2005. Included in the estimate for 2004 is approximately $352 million of costs for services that will be provided by Motorola, of which $93 million was charged in the second quarter of 2004. In addition to the amounts above, we expect to incur approximately $130 million of non-recurring costs associated with our transition to operating as a separate company. We expect substantially all of these costs to be incurred in 2004 with a small amount incurred in 2005. The pro forma information is based on the historical Motorola allocation, and we do not believe that the results would have been materially different had we been a stand-alone company for the periods presented.

Freescale Semiconductor, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated and Combined Statements of Operations

(in millions, except per share amounts)

Year Ended December 31, 2003

	Historical	Adjustments		Pro Forma
Net sales	$4,864			$4,864
Cost of sales	3,451			3,451

Gross margin	1,413			1,413

Selling, general and administrative	649			649
Research and development	1,005			1,005
Reorganization of businesses	63			63

Operating loss	(304)			(304)

Interest expense, net	(114)	114	(B)
		(60	)(C)	(60)
Other income, net	99			99

Loss before income taxes	(319)			(265)
Income tax expense	47	(D	)	47

Net loss	$(366)			$(312)

Loss per share:
Historical basic and diluted (based on 278 shares outstanding)	$(1.32)

Pro forma basic and diluted (based on 400 shares outstanding)		(E	)	$(.78)

Six Months Ended July 3, 2004

	Historical	Adjustments		Pro Forma
Net sales	$2,857			$2,857

Cost of sales	1,789			1,789

Gross margin	1,068			1,068

Selling, general and administrative	365			365
Research and development	492			492
Reorganization of businesses	(9)			(9)
Separation expenses	50			50

Operating earnings	170			170

Interest expense, net	(21)	21	(B)
		(30	)(C)	(30)
Other income, net	37			37

Earnings before income taxes	186			177
Income tax expense	37	(D	)	37

Net earnings	$149			$140

Earnings per share:
Historical basic and diluted (based on 278 shares outstanding)	$0.54

Pro forma basic and diluted (based on 400 shares outstanding)		(E	)	$0.35

See accompanying notes to unaudited pro forma condensed consolidated and combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheet

July 3, 2004

(in millions, except per share amounts)

	Historical	Adjustments		Pro Forma
ASSETS

Cash and cash equivalents	$713	$1,218	(F)	$1,988
		485	(G)
		(428)	(H)

Accounts receivable, net	539			539

Inventories	679			679

Deferred income taxes	50			50

Other current assets	260			260

Assets held for sale	56			56

Total current assets	2,297			3,572

Property, plant and equipment, net	2,234			2,234

Investments	38			38

Other assets	260	32	(F)	292

Total assets	$4,829			$6,136

LIABILITIES AND STOCKHOLDERS’ EQUITY

Notes payable and current portion of long-term debt	$438	(428	)(H)	$10

Accounts payable	605			605

Accrued liabilities	327			327

Total current liabilities	1,370			942

Long-term debt	—	1,250	(F)	1,250

Long-term deferred income taxes	30			30

Other liabilities	107	141	(I)	248

Total liabilities	1,507			2,470

Stockholders’ Equity

Common stock, $.01 par value Authorized:

Class A— 1,500 shares

Class B— 1,000 shares

Issued and outstanding:

Class A— 0 shares historical and 130 shares pro forma	—	1	(G)	1

Class B— 278 shares historical and 270 shares pro forma	3			3

Additional paid-in capital	3,312	484	(G)	3,655
		(141	)(I)

Retained earnings	11			11

Non-owner changes to equity	(4)			(4)

Total stockholders’ equity	3,322			3,666

Total liabilities and stockholders’ equity	$4,829			$6,136

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to the Pro Forma Condensed Consolidated and Combined Financial Statements

(in millions)

(A)	For the year ended December 31, 2003 and the three months ended April 3, 2004, Motorola allocated costs to us relating to general corporate expenses, basic research costs, and employee benefits and incentives totaling $404 million and $109 million, respectively. General corporate expenses include costs incurred relating to accounting, treasury, tax, legal, executive oversight, human resources and other services. As of April 4, 2004, we have assumed responsibility for substantially all of these services and the related expenses. We expect the total cost of these services to aggregate approximately $400 million to $415 million in 2004 and approximately $400 million to $420 million in 2005. Included in the estimate for 2004 is approximately $352 million of costs for services that will be provided by Motorola. In addition to the amounts above, we expect to incur approximately $130 million of incremental non-recurring costs directly associated with our transition to operating as a separate company, which principally include third-party legal fees, information technology and other consulting services. We expect substantially all of these costs to be incurred in 2004 with a small amount incurred in 2005. The historical amounts include the historical Motorola allocation and we do not believe the pro forma results would have been materially different in total had we been a stand-alone company for the periods presented.

(B)	Represents the elimination of interest expense allocated to our combined statements of operations by Motorola for the year ended December 31, 2003 and for the six months ended July 3, 2004. This allocation was based on the ratio of our net assets, excluding debt, to Motorola’s total net assets, excluding debt.

(C)	Represents the estimated interest expense and amortization of debt issuance costs related to the $1.25 billion of indebtedness being offered in the offering of the old notes partially offset by estimated interest income earned on our cash balance. Interest expense was calculated using an annual interest rate of 6.2% and interest income was calculated using an annual interest rate of 1.1%. Our interest expense may be higher or lower depending on the maturity of the debt, timing of repayments of the debt and the then applicable LIBOR rate. A variation of 1.0 percentage point in the interest rate charged on the long-term debt would result in an additional charge of approximately $12 million and $6 million in the interest expense for the year ended December 31, 2003 and the six months ended July 3, 2004, respectively.

(D)	The tax effect of the pro forma adjustments impacting the earnings (loss) before income taxes discussed in (B) and (C) above is calculated using the U.S. effective tax rate of 0% for 2003 and 2004.

(E)	The computation of pro forma basic and diluted earnings (loss) per share is based upon the 400 million common shares outstanding upon the completion of our initial public offering. Prior to the completion of our initial public offering, there were no outstanding options to purchase shares of our common stock or other potentially dilutive securities outstanding. In connection with our initial public offering, certain employees were awarded initial stock option grants to purchase shares of our stock or other equity-based awards. The number of initial stock option grants and restricted stock units awarded was approximately 12 million and 6 million, respectively, and is excluded from the pro forma earnings (loss) per share computation. At the date of the planned distribution of our common stock by Motorola to its shareholders, unvested stock options outstanding under Motorola’s stock-based compensation plans that are held by our employees are currently expected to be converted to options to purchase shares of Class A common stock of our company. The number of options for shares of our company resulting from this conversion will be based on the exercise price of the Motorola stock options and the market value of both Motorola and our company at that date.

(F)	Represents the receipt of net proceeds of approximately $1.2 billion from the offering of the old notes after deducting debt issuance costs of approximately $32 million.

(G)	Represents the receipt by our company of $485 million, representing the estimated net proceeds of approximately $1.6 billion from the sale of approximately 130 million shares of our Class A common stock in our initial public offering less the payment of approximately $1.1 billion to Motorola in connection with our corporate reorganization.

(H)	Represents the payment of $428 million by us to Motorola for working capital loans from the proceeds of our initial public offering and the offering of the old notes.

(I)	Represents the assumption of the post-retirement health care benefit obligation of $214 million relating to all eligible retired, active vested and active participants who vest within the three year period following the distribution date related to our business and the receipt of $73 million in cash or other assets acceptable to Motorola and us as permitted by law without adverse tax consequences to Motorola.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following information should be read together with the selected combined financial and operating data and the accompanying consolidated and combined financial statements and notes included elsewhere in this prospectus as well as the Company’s combined financial statements and related notes thereto. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Market Data.”

Overview

Our Business. We are a leading global semiconductor company focused on providing embedded processing and connectivity products to large, high-growth markets. We currently focus on providing products to the automotive, networking and wireless communications industries. Examples of embedded processors include microcontrollers, digital signal processors and communications processors. In addition to our embedded processors, we also offer a portfolio of complementary devices that facilitate connectivity between products, across networks and to real-world signals, such as sound, vibration and pressure. These complementary devices include sensors, radio frequency semiconductors, power management and other analog and mixed-signal integrated circuits. Through the combination of our embedded processors and complementary products, we are further able to offer our customers platform-level products, which incorporate both semiconductors and software. We believe that the ability to offer platform-level products will become increasingly important to long-term success in many markets within the semiconductor industry.

Our Business Groups. We operate our business through our three primary groups: the Transportation and Standard Products Group (TSPG), the Networking and Computing Systems Group (NCSG) and the Wireless and Mobile Solutions Group (WMSG). Each of these groups is a reportable segment. TSPG provides products for the automotive electronics, industrial and other markets. NCSG supplies products to the wired and wireless infrastructure and computing markets. WMSG provides products for wireless mobile devices. In addition to these three segments, we have an Other business segment that includes all of our other operations.

Our Separation from Motorola. We were incorporated in Delaware on December 3, 2003, in preparation for the contribution and transfer by Motorola, Inc. of substantially all of its semiconductor businesses’ assets and liabilities to us and an initial public offering of our Class A common stock. We completed the contribution in the second quarter of 2004 and our initial public offering on July 21, 2004. Prior to our initial public offering, we were a wholly-owned subsidiary of Motorola. Following the completion of our initial public offering, on July 21, 2004 and partial exercise of the underwriters’ over-allotment on July 23, 2004 (which generated aggregate net proceeds of $1.6 billion), Motorola owns all of our outstanding shares of Class B common stock, representing 67.5% of the outstanding shares of our common stock and 91.2% of the total voting power of our common stock. As a result of our initial public offering and the partial over-allotment exercise, we now have a total of 400 million shares of common stock outstanding, including 130 million Class A and 270 million Class B shares. Motorola has advised us that it intends to distribute its remaining ownership interest in us to common stockholders of Motorola by the end of 2004. The distribution is expected to take the form of a spin-off in which Motorola distributes all of our common stock that it owns through a special dividend to Motorola common stockholders. We cannot assure you that the distribution will occur by that date or that it will occur at all. In addition, we entered into separation agreements with Motorola prior to our initial public offering. These agreements govern various interim and ongoing relationships between Motorola and us following the completion of our initial public offering. For a discussion of the terms and conditions of the distribution, as well as a description of our separation agreements with Motorola, see “Arrangements Between Freescale Semiconductor and Motorola.”

Revenues and Expenses. Our revenues are derived from the sale of our embedded processing and connectivity products and the licensing of our intellectual property. Our business segments include both product and intellectual property revenues associated with the activities of each of the respective segments.

We currently manufacture a substantial portion of our products internally at our seven wafer fabrication facilities and two assembly and test facilities. We track our inventory and cost of sales by using standard costs that are reviewed at least once a year and are valued at the lower of cost or market value. For the purposes of segment reporting, cost of sales for each segment reflects standard costs, adjustments to inventory balances and valuation and an allocation of manufacturing variances incurred on a plant-by-plant basis. The primary user of each wafer fabrication facility is allocated the capacity and inefficiency variances for the facility. The exceptions to this are (1) our MOS-13 wafer fabrication facility, for which manufacturing variances are divided among all our business segments based upon planned usage, and (2) start-up facilities such as the Crolles facility which are allocated to the Other segment. Assembly and final test costs are allocated to the business segments on an actual cost basis.

Our gross margin is greatly influenced by our utilization. Utilization refers only to our wafer fabrication facilities and is based on the capacity of the installed equipment. As our utilization rate increases, there is significant operating leverage in our business as our fixed manufacturing costs are spread over increased output. Our utilization rate was 85% for the first half of 2004 and 68%, 68% and 53% for 2003, 2002 and 2001, respectively. We believe that our optimal utilization level is in the 85% to 90% range. Given our expectations for long-term growth in our key end markets, combined with our focus on product areas in which we currently have or believe that we will have a leading position, we believe that we will be able to achieve our target utilization levels in the future.

Direct expenses incurred by a segment are included in that segment’s results. Shared research and development, sales and marketing, and general and administrative costs are allocated to each segment based upon the specific activities being performed for each segment, where possible. Remaining costs are charged using a specifically identifiable methodology or other reasonable basis of allocation.

State of the Semiconductor Industry. The semiconductor industry experienced a significant downturn beginning in late 2000. This downturn was led by the communications industries, and, as a result, our net sales declined significantly. According to the Semiconductor Industry Association, overall semiconductor industry revenues declined by 32% from 2000 to 2001. During the same period, our net sales declined by 36%. We underperformed in the overall semiconductor market given our exposure to the networking and wireless markets. In particular, our NCSG and WMSG divisions experienced decreases in net sales from 2000 to 2001 of 46% and 43%, respectively. In the second half of 2003, the semiconductor industry began to recover from this downturn, and we experienced an improvement in our net sales as well.

Since late 2000, the semiconductor industry experienced a transition to both deep submicron process technology and to larger 300 millimeter wafers. This transition resulted in a significant increase in the capital required for new manufacturing equipment and facilities, as well as in related research and development spending. Accordingly, in the semiconductor industry there has been an increase in manufacturing alliances and outsourcing, research and development partnerships and other strategic arrangements.

Our Response to the Downturn and Changes in the Semiconductor Industry. As a result of the downturn in the semiconductor market that began in late 2000, we began implementing a strategy aimed at achieving improvements in future profitability and cash flow performance by:

•	improving our manufacturing and operational efficiencies through (1) the implementation of our asset-light strategy, which resulted in management decisions to reduce our number of manufacturing facilities, and (2) reducing our headcount in selected areas to more appropriately align our resources with our market opportunity;

•	maximizing our return on research and development spending through the use of partnering and licensing activities designed to both offset research and development spending and to generate revenues from our extensive intellectual property portfolio; and

•	reducing our historical ratio of capital expenditures to sales through the establishment of manufacturing partnerships and outsourcing relationships.

In addition to the above actions, we exited product areas where we did not have, or did not believe that we would have, a leading market position, and product areas that we did not believe would offer meaningful growth opportunities. Through these actions, since the second half of 2000 we have reduced our total number of employees by 11,700 and have seen an improvement in our gross and operating margins in 2003 and the first half of 2004.

Challenges that Lie Ahead. Going forward, our business will be highly dependent on demand for electronic content in automobiles, networking and wireless infrastructure equipment, cellular handsets and other electronic devices. In addition, we operate in an industry that is highly cyclical and subject to constant and rapid technological change, product obsolescence, price erosion, evolving standards, short product life-cycles and wide fluctuations in product supply and demand. Through our efforts to reduce and to streamline our cost structure, we believe that we are better equipped to respond to changes in market conditions and improve our financial performance.

Basis of Presentation

The consolidated and combined financial statements have been derived from the consolidated financial statements and accounting records of Motorola, principally representing the Semiconductor Products Segment, using the historical results of operations, and historical basis of assets and liabilities of our business. The combined statements of operations include expense allocations for certain corporate functions historically provided to us by Motorola, including general corporate expenses, basic research costs, employee benefits and incentives, and interest expense. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to Motorola’s other businesses, of net sales, payroll, fixed assets, inventory, net assets excluding debt, headcount or other reasonable methods. We and Motorola considered these allocations to be a reasonable reflection of the utilization of services provided. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the combined statements of operations. Additionally, Motorola primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between Motorola and our company reflected as business equity transactions in owner’s net investment in our combined balance sheets through May 2, 2004.

We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.

Results of Operations

(in millions)

	Year ended December 31,			Three Months Ended		Six Months Ended
	2001	2002	2003	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
				(unaudited)		(unaudited)
Orders (unaudited)	$4,254	$5,223	$4,969	$1,040	$1,446	$2,145	$3,013

Net sales	$5,097	$5,001	$4,864	$1,115	$1,461	$2,266	$2,857
Cost of sales	4,687	3,763	3,451	826	900	1,679	1,789

Gross margin	410	1,238	1,413	289	561	587	1,068

Selling, general and administrative	656	604	649	169	225	279	365
Research and development	1,015	993	1,005	259	242	519	492
Reorganization of businesses	613	1,156	63	(13)	(2)	35	(9)
Separation expenses	—	—	—	—	41	—	50

Operating earnings (loss)	(1,874)	(1,515)	(304)	(126)	55	(246)	170

Other income (expense):
Interest expense, net	(227)	(163)	(114)	(25)	—	(60)	(21)
Gains on sales of investments and businesses, net	—	15	106	—	—	—	41
Other	(24)	(18)	(7)	(1)	(1)	(6)	(4)

Total other income (expense)	(251)	(166)	(15)	(26)	(1)	(66)	16

Net earnings (loss) before income taxes	(2,125)	(1,681)	(319)	(152)	54	(312)	186
Income tax expense	56	86	47	22	11	46	37

Net earnings (loss)	$(2,181)	$(1,767)	$(366)	$(174)	$43	$(358)	$149

Percentage of Net Sales
	Year ended December 31,			Three Months Ended		Six Months Ended
	2001	2002	2003	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
				(unaudited)		(unaudited)
Orders (unaudited)	83.5%	104.4%	102.2%	93.3%	99.0%	94.7%	105.5%

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	92.0	75.2	70.9	74.1	61.6	74.1	62.6

Gross margin	8.0	24.8	29.1	25.9	38.4	25.9	37.4

Selling, general and administrative	12.9	12.1	13.3	15.2	15.4	12.3	12.8
Research and development	19.9	19.9	20.7	23.2	16.6	22.9	17.2
Reorganization of businesses	12.0	23.1	1.3	(1.2)	(0.1)	1.5	(0.3)
Separation expenses	—	—	—	—	2.8	—	1.8

Operating earnings (loss)	(36.8)	(30.3)	(6.2)	(11.3)	3.8	(10.9)	5.9

Total other income (expense)	(4.9)	(3.3)	(0.3)	(2.3)	(0.1)	(2.9)	0.6

Net earnings (loss) before income taxes	(41.7)	(33.6)	(6.5)	(13.6)	3.7	(13.8)	6.5
Income tax expense	1.1	1.7	1.0	2.0	0.8	2.0	1.3

Net earnings (loss)	(42.8)	(35.3)	(7.5)	(15.6)	2.9	(15.8)	5.2

Three Months Ended July 3, 2004 Compared to Three Months Ended June 28, 2003

Net Sales

Our net sales were $1.46 billion in the second quarter of 2004, up 31% from $1.12 billion in the second quarter of 2003. Our orders were $1.45 billion in the second quarter of 2004, up 39% from $1.04 billion in the second quarter of 2003. The increase in net sales was primarily due to a 33% volume increase, which was primarily driven by increased demand in the wireless and networking markets. The order growth was also driven by increased demand in our wireless and networking markets.

Intellectual property revenue represented approximately 1% of net sales in the second quarter of 2004 and approximately 2% of net sales in the second quarter of 2003.

Gross Margin

Our gross margin increased to $561 million, or 38.4% of net sales, in the second quarter of 2004 compared to a gross margin of $289 million, or 25.9% of net sales, in the second quarter of 2003. The increase in gross margin was primarily due to the impact of the increased sales of $346 million from the second quarter of 2003 to the second quarter of 2004, which was partially offset by increased costs of production due to higher volumes. Increased factory utilization rates resulted in improved gross margin percentages. In addition, depreciation reductions from prior facility closures and cost reduction actions contributed to cost savings of $33 million in the second quarter of 2004 and $5 million in the second quarter of 2003.

Our utilization rate in the second quarter of 2004 reached 88% compared to 82% in the first quarter of 2004 and 64% in the second quarter of 2003. This improvement in our utilization rate was due to increased manufacturing levels.

Selling, General and Administrative

Our selling, general and administrative expenses were $225 million, or 15.4% of net sales, in the second quarter of 2004, compared to $169 million, or 15.2% of net sales, in the second quarter of 2003. The increase in selling, general and administrative was primarily due to (1) increased employee incentives of $51 million and (2) higher spending for corporate functions previously provided by Motorola and other selling, general and administrative expenses of $20 million. These increases were partially offset by a $21 million savings in expense allocations from Motorola as we began to implement our own corporate functions during the second quarter of 2004. We have not yet completed the staffing of our corporate functions.

Research and Development

Our research and development expenditures including our ongoing joint development efforts at the wafer fabrication facility in Crolles, France were $242 million, or 16.6% of net sales, in the second quarter of 2004, compared with $259 million, or 23.2% of net sales, in the second quarter of 2003. The decrease in research and development expenditures was primarily due to the impact of cost reduction activities implemented late in the third quarter of 2003, which contributed $11 million of savings.

Reorganization of Businesses

Reorganization of businesses reflected a recovery of $2 million in the second quarter of 2004 compared with a recovery of $13 million in the second quarter of 2003. The recoveries in reorganization of businesses resulted from the reversal of previous accruals due to lower than expected employee separation costs and the completion of decommissioning activities for less cost than originally estimated.

Separation Expenses

Separation expenses were $41 million in the second quarter of 2004 compared to zero for the second quarter of 2003. These incremental, non-recurring costs were directly related to the contribution including transaction taxes, professional fees, information technology and other services. Motorola funded $29 million in separation expenses for the second quarter of 2004 after the contribution, which was accounted for as a capital contribution. We expect to incur total separation expenses of approximately $130 million during 2004 and 2005.

Net Interest Expense

Our net interest expense was zero in the second quarter of 2004 compared with $25 million in the second quarter of 2003. In connection with the contribution, the allocation of interest from Motorola ceased, and we commenced borrowing from Motorola under interest bearing arrangements. Our net interest expense in the second quarter of 2003 included interest expense of $25 million with no interest income. Until the second quarter of 2004, our interest expense represented the amount allocated from Motorola. The prior allocation was based on the relative historical percentage of our net assets, included in Motorola’s consolidated financial statements, excluding debt. Our current forecast of net interest expense, excluding any impact of interest rate swaps, is $15 million per quarter for the remainder of 2004. Our net interest expense may be higher or lower than the amounts reflected above.

Gains on Sales of Investments and Businesses

There were no gains on sales of investments and business in the second quarter of 2004 or 2003.

Other

Other expenses totaled $1 million in the second quarter of 2004 and 2003, respectively. The second quarter of 2004 Other expense was primarily an equity loss in income of non-consolidated investments. The second quarter of 2003 Other expense was due to foreign exchange losses.

Effective Tax Rate

Our effective tax rate was 20% for the second quarter of 2004, representing an $11 million net tax expense, compared to an effective tax rate of (14)% in the second quarter of 2003, representing a $22 million net tax expense, in the second quarter of 2003. Our effective tax rate is less than the statutory rate of 35% primarily due to (1) valuation allowances being recorded against the deferred tax assets in the United States and for certain non-U.S. subsidiaries and (2) the mix of earnings and losses by region and foreign tax rate differentials.

We currently expect the effective tax rate for the full year 2004 to be approximately 20%, as compared to (15)% for the full fiscal year 2003. The change in our projected tax rate is due primarily to the change in the mix of earnings and losses by region and foreign tax rate differentials.

The effective tax rate represents our tax rate on a separate return basis.

Earnings (Loss)

We had earnings before income taxes of $54 million in the second quarter of 2004, compared to a loss of $152 million in the second quarter of 2003. After taxes we had net earnings of $43 million in the second quarter of 2004, compared to a net loss of $174 million in the second quarter of 2003.

The increase in earnings before income taxes in the second quarter of 2004 was primarily due to the $346 million increase in net sales from the second quarter of 2003 and the resulting impact on gross margin, a $33 million decrease in depreciation expense primarily from facility closures, and a $16 million savings from cost reduction actions partially offset by (1) increased production expenses, (2) a $56 million increase in selling, general and administrative expenses and (3) $41 million of separation expenses.

Six Months Ended July 3, 2004 Compared to Six Months Ended June 28, 2003

Net Sales

Our net sales were $2.86 billion in the first six months of 2004, up 26% from $2.27 billion in the first six months of 2003. Our orders were $3.01 billion in the first six months of 2004, up 40% from $2.15 billion in the first six months of 2003. The increase in net sales was primarily due to a 28% volume increase, principally driven by increased demand in the wireless and networking markets. The order growth was also driven by increased demand in our wireless and networking markets.

Intellectual property revenue represented approximately 2% of net sales in the first six months of 2004 and 2003.

Gross Margin

Our gross margin increased to $1.07 billion, or 37.4% of net sales, in the first six months of 2004 compared to a gross margin of $587 million, or 25.9% of net sales, in the first six months of 2003. The increase in gross margin was primarily due to the impact of the increased sales of $591 million from the first six months of 2003, which was partially offset by increased costs of production due to higher volumes. Increased factory utilization rates resulted in improved gross margin percentages. Our utilization rate in the first six months of 2004 reached 85% compared to 65% in the first six months of 2003 due to increased manufacturing levels. In addition, depreciation expense reductions from prior facility closures and cost reduction actions contributed cost savings of $75 million in the first six months of 2004 and $18 million in the first six months of 2003.

Selling, General and Administrative

Our selling, general and administrative expenses were $365 million, or 12.8% of net sales, in the first six months of 2004, compared to $279 million, or 12.3% of net sales, in the first six months of 2003. The increase in selling, general and administrative expenses was primarily due to (1) increased employee incentives of $64 million and (2) higher spending for corporate functions previously provided by Motorola and other selling, general and administrative expenses of $36 million. These increases were partially offset by a $21 million savings in expense allocations from Motorola as we began to implement our own corporate functions during the second quarter of 2004. We have not yet completed the staffing of our corporate functions.

Also impacting our selling, general and administrative expenses was the completion of grants related to our China wafer fabrication facility which earned $40 million in the first quarter of 2003 and did not recur in 2004. In 2002, we established a provision associated with the potential obligation to reimburse the Chinese government for various exemptions previously received on VAT and duty on imported materials. In the first quarter of 2004, our exemption was extended to SMIC, the acquirer of our China wafer fabrication facility, and $54 million of these potential liabilities were recognized as a reduction to selling, general and administrative expenses.

Research and Development

Our research and development expenditures including our ongoing joint development efforts at the wafer fabrication facility in Crolles, France totaled $492 million, or 17.2% of net sales, in the first six months of 2004, compared with $519 million, or 22.9% of net sales, in the first six months of 2003. The decrease was primarily due to the impact of cost reduction activities implemented late in the third quarter of 2003, which contributed $23 million of savings.

Reorganization of Businesses

Reorganization of businesses reflected a recovery of $9 million in the first six months of 2004 compared with a charge of $35 million in the first six months of 2003. The $9 million recovery resulted from the reversal of previous accruals due to lower than expected employee separation costs and the completion of decommissioning activities at closed facilities for less cost than originally estimated. The charges in the first six months of 2003 primarily related to the impairment of specific facilities located in Arizona and Texas partially offset by the reversals of exit costs and the decommissioning costs which were no longer needed due to the sale of a facility, as well as asset impairments previously established to cover assets held for sale which were placed back in service.

Separation Expenses

Separation expenses were $50 million in the first six months of 2004 compared to zero in the first six months of 2003. These incremental, non-recurring costs were directly related to the Contribution and planned separation from Motorola including transaction taxes, professional fees, information technology and other services. Motorola funded $29 million in separation expenses for the second quarter of 2004 after the Contribution, which was accounted for as a capital contribution. We expect to incur total separation expenses of approximately $130 million during 2004 and 2005.

Net Interest Expense

Our net interest expense was $21 million in the first six months of 2004 compared with $60 million in the first six months of 2003. In connection with the Contribution, the allocation of interest from Motorola ceased, and we commenced borrowing from Motorola under interest bearing arrangements. Until the second quarter of 2004, our interest expense represented the amount allocated from Motorola. The prior allocation was based on the relative historical percentage of our net assets, included in Motorola’s consolidated financial statements, excluding debt. Our current forecast of net interest expense, excluding any impact of interest rate swaps, is $15 million per quarter for the remainder of 2004. Our net interest expense may be higher or lower than the amounts reflected above.

Gains on Sales of Investments and Businesses

Our gains on sales of investments and businesses totaled $41 million in the first six months of 2004, compared to no net gain or loss in the first six months of 2003. The net gain in the first six months of 2004 was due to the sale of a portion of our investment in SMIC. Under the terms and provisions of the master separation and distribution agreement, which identifies the assets to be contributed and transferred by Motorola to us, the remaining investment in SMIC common shares ($390 million at April 3, 2004) was retained by Motorola.

Other

Other expenses totaled $4 million and $6 million in the first six months of 2004 and 2003, respectively, and were primarily comprised of other than temporary impairment of investments held in private companies accounted for as cost basis investments and foreign exchange losses.

Effective Tax Rate

Our effective tax rate was 20% for the first six months of 2004, representing a $37 million net tax expense, compared to a (15)% effective tax rate in the first six months of 2003, representing a $46 million net tax expense. Our effective tax rate is less than the statutory rate of 35% primarily due to (1) valuation allowances being recorded against the deferred tax assets in the U.S. and for certain non-U.S. subsidiaries and (2) the mix of earnings and losses by region and foreign tax rate differentials.

We currently expect the effective tax rate for the full year 2004 to be approximately 20%, as compared to (15)% for the full year 2003. The change in our projected tax rate is due primarily to the change in the mix of earnings and losses by region and foreign tax rate differentials.

The effective tax rate represents our tax rate on a separate return basis.

Earnings (Loss)

We had net earnings before income taxes of $186 million in the first six months of 2004, compared to a loss of $312 million in the first six months of 2003. After taxes we had net earnings of $149 million in the first six months of 2004, compared to a net loss of $358 million in the first six months of 2003.

The increase in earnings before income taxes in the first six months of 2004 was primarily due to (1) the $591 million increase in net sales and the corresponding impact on gross margin, (2) a $75 million decrease in depreciation expense primarily from facility closures, and (3) a $41 million savings from cost reduction actions partially offset by increased production expenses, an $86 million increase in selling, general and administrative expenses and $50 million of separation expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Sales

Our net sales were $4.9 billion in 2003, which was a decline of 2.7% from $5.0 billion in 2002. Our net sales to Motorola in 2003 were $1.0 billion, compared to $1.1 billion in 2002. The decline in net sales was primarily due to a 12% reduction in volume, which was partially offset by a 9% increase in average selling prices, driven largely by product mix. By segment, our net sales in 2003 compared to 2002 increased $66 million, or 2.9%, in TSPG, declined by $55 million, or 4.0%, in NCSG, declined by $117 million, or 9.4%, in WMSG, and declined by $31 million, or 36.0%, in Other, (which includes our Metrowerks business, sales of wafers to other semiconductor companies and other miscellaneous businesses).

Intellectual property revenue represented 3% of the total net sales in 2003 and 4% in 2002.

Gross Margin

Our gross margin increased to $1.4 billion, or 29.1% of net sales, in 2003, compared to gross margin of $1.2 billion, or 24.8% of net sales, in 2002. The increase in gross margin was primarily due to the impact of cost reduction and factory closure activities. Cost reductions contributed $167 million to our gross margin improvement. Depreciation expense decreased by $200 million due to factory closures, asset impairments and the decline in capital expenditures. These savings were partially offset by a reduction in sales of $137 million and an increase in other manufacturing costs.

Our utilization rate was 68% in both 2003 and 2002. Utilization remained flat from 2002 to 2003, despite improvements in utilization rates in 2003 resulting from wafer fabrication facility closures in 2002 and 2003 which were offset by lower unit sales volume. Additionally, the utilization rate in 2002 improved as a result of increasing inventory levels in advance of factory closures.

At December 31, 2003, we had reduced our total manufacturing facilities to 10, as compared to 12 manufacturing facilities as of December 31, 2002. In January 2004, we completed the sale of our wafer fabrication facility in China to SMIC, reducing our manufacturing facilities to nine (seven wafer fabrication facilities and two assembly and test facilities).

Selling, General and Administrative

Our selling, general and administrative expenses were $649 million, or 13.3% of net sales, in 2003, compared to $604 million, or 12.1% of net sales, in 2002. The increase in selling, general and administrative expenses was primarily related to (1) an increase in the allocated expenses from Motorola, which were $362 million in 2003 compared to $304 million in 2002, primarily due to our allocation of employment benefit expenses incurred at the Motorola level, and (2) a reduction in investment incentives received in China which were $92 million in 2002 and $40 million in 2003. These increases were partially offset by (1) a charge taken in

2002 related to a potential obligation to repay $80 million relating to incentives previously received in China, and (2) benefits from our cost-reduction activities, primarily due to a 6% reduction in general and administrative headcount.

Research and Development

Our research and development expenses were $1.0 billion for both 2003 and 2002, or 20.7% of net sales in 2003, compared to 19.9% of net sales in 2002. The increase as a percentage of net sales was primarily due to the impact of lower net sales in 2003 compared with 2002.

Additional cost reduction actions were initiated starting late in the third quarter of 2003 to consolidate research and development design centers globally, which is expected to result in improved research and development effectiveness. These initiatives are expected to produce $41 million in annualized savings.

Reorganization of Businesses

We recorded net total reorganization of businesses charges of $85 million in 2003, including a $63 million charge reflected in the combined statements of operations under reorganization of businesses and a $22 million charge reflected in Cost of sales. These costs are primarily related to severance costs associated with a company-wide personnel reduction and fixed asset impairments relating to an Austin, Texas manufacturing facility. We recorded net total reorganization of businesses charges of $1.2 billion in 2002. These costs were primarily fixed-asset impairments associated with the consolidation of manufacturing facilities in Arizona, China and Scotland. These charges are discussed in further detail in “—Reorganization of Businesses Programs.”

Beyond 2003, we expect the reorganization of business programs specifically relating to employee severance that were implemented during 2003 to provide annualized cost savings of approximately $111 million.

Net Interest Expense

Our net interest expense was $114 million in 2003, compared to $163 million in 2002. Our net interest expense in 2003 included interest expense of $115 million, which was partially offset by interest income of $1 million. Our net interest expense in 2002 included interest expense of $167 million, which was partially offset by interest income of $4 million. Our interest expense represents the amount allocated from Motorola. This allocation is based on the relative historical percentage of our net assets, included in Motorola’s consolidated financial statements, excluding debt, to Motorola’s consolidated total net assets, excluding debt. Our interest expense as a separate, stand-alone company may be higher or lower than the amounts reflected above.

Gains on Sales of Investments and Businesses

Our gain on sales of investments and businesses was $106 million in 2003, generated largely from the sale of our ON Semiconductor note receivable and stock compared to $15 million in 2002. Our 2002 net gains primarily related to the reversal of accruals resulting from the expiration of the indemnification period related to the prior sale of the Semiconductor Components Group.

Other

Other expenses were $7 million in 2003 and were primarily comprised of the impairment of a cost-basis investment. Other expenses were $18 million in 2002, consisting primarily of $23 million in cost-basis investment impairment charges offset by $4 million in equity of net earnings of affiliated companies and $1 million in gains on foreign currency transactions.

Effective Tax Rate

Our effective tax rate was (15)% in 2003, representing a $47 million net tax expense, compared to a (5)% effective tax rate, representing an $86 million net tax expense, in 2002. Our effective tax rate is less than the statutory rate of 35% primarily due to (1) valuation allowances being recorded against the tax provisions in the U.S. and for certain non-U.S. subsidiaries and (2) the mix of earnings and losses by region and foreign tax rates. The change in our tax rate from 2002 to 2003 is primarily due to the change in the mix of earnings and losses by region and differences in foreign tax rates differentials.

The effective tax rate represents our tax rate on a separate return basis.

Loss

We incurred a loss before income taxes of $319 million in 2003, compared to $1.7 billion in 2002. After taxes, we incurred a net loss of $366 million in 2003, compared to $1.8 billion in 2002.

The increase in earnings before income taxes in 2003 was primarily due to (1) a $1.1 billion decrease in reorganization of businesses charges due to charges that occurred in 2002 that did not occur in 2003, (2) a $49 million decrease in net interest expense, (3) a $175 million improvement in our gross margin and (4) a $91 million increase in gains on sales of investments, which was partially offset by an increase of $12 million in our research and development expenses and a $45 million increase in selling, general and administrative expenses.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales

Our net sales were $5.0 billion in 2002, which was a decline of 1.9% from $5.1 billion in 2001. Our net sales to Motorola were $1.1 billion in both 2002 and 2001. The decline in net sales from 2002 to 2001 was primarily due to significant volume decreases of 14% in NCSG, which were partially offset by volume increases of 3% in TSPG. Our net sales for 2002 compared to 2001 increased $78 million, or 3.5%, in TSPG, declined by $211 million, or 13.4%, in NCSG, increased $161 million, or 14.9%, in WMSG and declined by $124 million, or 59.0%, in our Other group.

Intellectual property revenue represents 4% of the total net sales in 2002, compared to 3% of the total net sales in 2001.

Gross Margin

Our gross margin increased to $1.2 billion, or 24.8% of net sales, in 2002, compared to our gross margin of $410 million, or 8.0% of net sales, in 2001. The increase in gross margin was due to higher utilization in advance of factory closures, a decrease in reorganization of business charges of $237 million, cost reductions of approximately $100 million due primarily to a direct labor headcount decrease, a reduction in depreciation of $102 million due to the closure of facilities, the impairment of a manufacturing facility in June 2002 and the decline in capital expenditures.

Our utilization increased to 68% in 2002 from 53% in 2001 in order to build inventory in advance of the factory closures. These activities resulted in an increase to inventory levels compared with 2001.

These savings were partially offset by a $96 million decline in sales and an increase in other manufacturing costs.

Selling, General and Administrative

Our selling, general and administrative expenses were $604 million, or 12.1% of net sales, in 2002, compared to $656 million, or 12.9% of net sales, in 2001. The decrease in selling, general and administrative expenses was primarily related to (1) benefits from our cost-reduction activities, primarily due to an 11% reduction in selling, general and administrative headcount and (2) a $19 million decrease in expenses allocated from Motorola, which were partially offset by an $80 million charge relating to incentives previously received and associated with impaired facilities in 2002.

Research and Development

Our research and development expenditures declined by 2.2% to $993 million, or 19.9% of net sales, in 2002, compared to $1.0 billion, or 19.9% of net sales, in 2001. The reduction was due primarily to cost-reduction actions associated with a reduction in headcount of approximately 500 employees beginning in the fourth quarter of 2001 and throughout 2002, partially offset by a $25 million increase in expenses allocated from Motorola.

Reorganization of Businesses

Our total reorganization of businesses charges were $1.1 billion in 2002, including $1.2 billion reflected in the combined statements of operations under reorganization of businesses and $9 million in net reversal of reorganization of business charges included in Cost of sales. These 2002 charges were primarily the fixed asset impairment charges associated with the consolidation of manufacturing facilities in Arizona, China and Scotland. Our total reorganization of businesses charges in 2001 were $841 million, including $613 million reflected under Reorganization of businesses and $228 million included in Cost of sales. These 2001 charges primarily included fixed asset impairments and severance benefit costs resulting from the consolidation of manufacturing facilities in Texas, Arizona, Hong Kong and Japan, as well as company-wide headcount reductions. These charges are discussed in further detail in “—Reorganization of Businesses Programs.”

Net Interest Expense

Our net interest expense was $163 million in 2002, compared to $227 million in 2001. Our net interest expense in 2002 included interest expense of $167 million, which was partially offset by interest income of $4 million. Our net interest expense in 2001 included interest expense of $231 million, which was partially offset by interest income of $4 million. Our interest expense includes $163 million and $240 million representing interest costs allocated from Motorola for 2002 and 2001, respectively, and is net of capitalized interest of $12 million in 2001. This allocation is based on the relative historical percentage of our net assets included in Motorola’s consolidated financial statements, excluding debt, to Motorola’s consolidated total net assets, excluding debt. Our interest expense as a separate, stand-alone company may be higher or lower than the amounts reflected above.

Gains on Sales of Investments and Businesses

Our gains on sales of investments and businesses were $15 million in 2002. There were no gains in 2001. Our 2002 net gains primarily related to the reversal of accruals resulting from the expiration of the indemnification period related to the prior sale of the Semiconductor Components Group.

Other

Other expenses were $18 million in 2002, compared to $24 million in 2001. Expenses classified as Other in 2002 consist of cost-basis investment impairment charges of $23 million, which were partially offset by equity earnings in affiliated companies of $4 million and $1 million in gains on foreign currency transactions. Expenses classified as Other in 2001 consist of $22 million in cost-basis investment impairment charges, and equity losses of $2 million.

Effective Tax Rate

Our effective tax rate was (5)% in 2002, representing an $86 million net tax expense. The effective tax rate was (3)% in 2001, representing a $56 million net tax expense. Our 2002 effective tax rate is less than the 35% statutory rate primarily due to (1) valuation allowances being recorded against the tax provisions in the U.S. and for certain non-U.S. subsidiaries and (2) the mix of earnings and losses by region and foreign tax rate differentials. The change in our tax rate from 2002 to 2001 is primarily due to the change in the mix of earnings and losses by region and foreign tax rate differentials.

The effective tax rate represents our tax rate on a separate return basis.

Loss

We incurred a loss before income taxes of $1.7 billion in 2002, compared to a loss before income taxes of $2.1 billion in 2001. After taxes, we incurred a net loss of $1.8 billion in 2002 compared to $2.2 billion in 2001.

The $444 million decline in the loss before income taxes in 2002 was primarily due to (1) an $828 million improvement in gross margin, (2) a $64 million decrease in interest expense, (3) a $52 million decrease in selling, general and administrative expenditures and (4) a $22 million reduction in our research and development expenditures, which were partially offset by a $306 million increase in reorganization of businesses charges which consist primarily of fixed asset impairments.

Reorganization of Businesses Programs

As a result of the downturn in the semiconductor market that began in late 2000, we began implementing a strategy aimed at achieving improvements in future profitability and cash flow performance by:

•	improving manufacturing and operational efficiencies;

•	maximizing the return on research and development; and

•	reducing our ratio of capital expenditures to sales.

This strategy resulted in a series of actions to consolidate and exit certain manufacturing and technology operations. We decided to focus our internal manufacturing capacity on leading-edge and specialty technologies, while replacing internal manufacturing capacity by outsourcing an increasing percentage of production to foundries and assembly and test providers. These reorganization activities resulted in the reduction of our total manufacturing facilities to nine at July 3, 2004, as compared to 22 manufacturing facilities at January 1, 2001. Of the nine manufacturing facilities at July 3, 2004, seven are wafer fabrication facilities and two are assembly and test facilities.

Over the same period, and in response to continual weak market conditions, we reduced our general and administrative and research and development costs which resulted in employee separation costs. We recorded charges for these actions each time we prepared a restructuring plan and obtained approval from our management.

Over time, management anticipates that as a result of the strategic actions identified above, our cost base will become more variable. Specifically, by replacing internal manufacturing capacity through the outsourcing of an increasing percentage of production to foundries and assembly and test providers, we expect to be able to limit future capital expenditures to approximately 10% of sales compared to 30% of sales in 2000 and 23% of sales in 1999, the years prior to initiating these strategic actions. These activities are expected to replace the need to construct new wholly-owned wafer fabrication facilities, which can require an investment in excess of $2.0 billion per facility.

We measure the impairment to be recognized from assets to be held and used as the amount by which the carrying value of the assets exceeds the fair value of the assets. The fair value of the assets is the quoted market price, if available, or the value of the assets calculated using valuation techniques that we believe are most appropriate under the circumstances, including discounted cash flow analysis. To compute the estimated expected future cash flows on a discounted and undiscounted basis, we group assets at the lowest level for which there are identifiable cash flows. We base our estimates of future cash flows on historical and current financial results and management’s best estimates of future operating trends. The cash flows are discounted using a rate determined by management to be commensurate with the risk inherent in our current business model or prevailing market rates of investment securities. Cash inflows and outflows are projected until the operations will cease or significant capital re-investment would be required to continue operations, whichever is shorter. In evaluating assets held for use for impairment, we also consider whether the events that triggered the impairment analysis give rise to a change in the estimated useful lives of the associated assets. Asset useful lives are adjusted when appropriate.

We recorded provisions for employee separation costs and exit costs based on estimates prepared each time we prepared a restructuring plan and obtained approval from our management. Exit costs primarily consist of facility closure costs. Employee separation costs consist primarily of severance. At each reporting date, we evaluate our accruals for exit costs and employee separation to ensure that the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from our company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. We reverse accruals to income when it is determined they are no longer required.

The plans are summarized into two categories: discontinuation of product lines and manufacturing and administrative consolidations.

We have further classified our restructuring activities into the following initiatives:

Discontinuation of product lines: Included the usage and adjustments of previously accrued exit costs related to the wafer fabrication facilities in the United States and Europe.

U.S. manufacturing: Included the closure of three wafer fabrication facilities, one assembly and test facility and the reduction in manufacturing personnel at our remaining U.S. factories.

Asia manufacturing: Included the closure of one wafer fabrication facility and two assembly and test facilities.

Europe manufacturing: Included the closure of one wafer fabrication facility along with the reduction in manufacturing personnel at our remaining European factories.

General and administrative/Research and development: Several initiatives were taken to reduce our general and administrative and research and development costs in line with our significantly declining sales. These actions included outsourcing of functions, reduction of management layers and the consolidation of design centers.

Six Months Ended July 3, 2004

For the six months ended July 3, 2004, we recorded net reversals of $10 million, of which $1 million was included in Cost of sales and $9 million was recorded under Reorganization of businesses in the accompanying statements of operations. The aggregate $10 million net reversal is comprised of the following:

	Exit Costs (Reversals)	Employee Separations	Asset Writedowns (Decommissioning reversals)	Total
Manufacturing and administrative consolidations	$—	$(3)	$(7)	$(10)

Manufacturing and Administrative Consolidations

There were no additional manufacturing and administrative consolidation charges for the six months ended July 3, 2004. Accruals established prior to 2004 were reversed ($10 million) for reserves to cover decommissioning costs which are no longer needed due to the sale of the related facility and employee separation costs for approximately 60 employees previously identified for separation who resigned unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved.

Reorganization of Businesses Accruals

No additional accruals were taken in the six months ended July 3, 2004.

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2004 to July 3, 2004.

	Accruals at January 1, 2004	2004 Additional Charges		2004 Adjustments		2004 Amounts Used	Accruals at July 3, 2004
Employee Separation Costs		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
U.S. manufacturing	$4	$—	$—	$—	$—	$(4)	$—
Asia manufacturing	2	—	—	—	—	(2)	—
Europe manufacturing	4	—	—	—	—	(4)	—
General and administrative/Research and development	22	—	—	—	(3)	(17)	2

Total	$32	$—	$—	$—	$(3)	$(27)	$2

Related headcount	200	—	—	—	(60)	(110)	30

At January 1, 2004, we had an accrual of $32 million for employee separation costs, representing the severance costs for approximately 200 employees, of which 90 were manufacturing employees and 110 were non-manufacturing employees.

During the six months ended July 3, 2004, 110 employees were separated from our company. The $27 million used in 2004 reflects cash payments to these separated employees. The 2004 adjustments of $3 million represent employee separation costs for approximately 60 employees previously identified for separation who resigned unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. The remaining accrual of $2 million, which is included in Accrued liabilities in the accompanying balance sheet, is expected to be paid to 30 employees to be separated throughout the remainder of 2004.

Six Months Ended June 28, 2003

For the six months ended June 28, 2003, we recorded net charges of $38 million, of which $3 million was included in Cost of sales and $35 million was recorded under Reorganization of businesses in the accompanying statements of operations. The aggregate $38 million net charge is comprised of the following:

	Exit Costs (Reversals)	Employee Separations	Asset Writedowns (Decommissioning reversals)	Total
Discontinuation of product lines	$(1)	$—	$—	$(1)
Manufacturing and administrative consolidations	(5)	11	33	39

	$(6)	$11	$33	$38

Discontinuation of Product Lines

For the six months ended June 28, 2003, we reversed $1 million of reserves previously established primarily to cover potential contract cancellation costs which are no longer needed.

Manufacturing and Administrative Consolidations

Our actions to consolidate manufacturing operations and to implement strategic initiatives to streamline our global organization resulted in additional charges of $39 million for the six months ended June 28, 2003. These charges consisted primarily of $29 million for company-wide employee separation costs and $48 million for the impairment of a facility in Texas and equipment classified as held-for-sale. These charges were offset by reversals of $38 million consisting of $18 million for previously expected employee separation accruals, $9 million for reserves previously established to cover decommissioning costs which are no longer needed due to the sale of a facility, $6 million for the reversal of asset impairments previously established to cover assets held for sale which were placed back in service as well as $5 million reversal of exit costs.

Reorganization of Businesses Accruals

The following table displays a roll-forward of the accruals established for exit costs from January 1, 2003 to June 28, 2003:

Exit Costs	Accruals at January 1, 2003	2003 Adjustments	2003 Amounts Used	Accruals at June 28, 2003
Discontinuation of product lines	$3	$(1)	$(2)	$—
Asia manufacturing	5	(5)	—	—

Total	$8	$(6)	$(2)	$—

For the six months ended June 28, 2003, we used $2 million of exit cost accruals and reversed $6 million of accruals no longer required primarily due to the retention of a facility previously planned to be closed.

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2003 to June 28, 2003:

	Accruals at January 1, 2003	2003 Additional Charges		2003 Adjustments		2003 Amounts Used	Accruals at June 28, 2003
Employee Separation Costs		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
U.S. manufacturing	$17	$17	$—	$(1)	$—	$(28)	$5
Asia manufacturing	30	—	—	(12)	—	(18)	—
Europe manufacturing	12	—	—	—	—	(10)	2
General and administrative/Research and development	24	—	12	—	(5)	(21)	10

Total	$83	$17	$12	$(13)	$(5)	$(77)	$17

Related headcount	1,800	400	200	(100)	(100)	(2,000)	200

At January 1, 2003, we had an accrual of $83 million for employee separation costs, representing the severance costs for approximately 1,800 employees of which 1,400 were manufacturing employees and 400 were non-manufacturing employees.

During the six months ended June 28, 2003, 2,000 employees were separated from our company. The $77 million used in 2003 reflects cash payments to these separated employees. The 2003 adjustments of $18 million represent employee separation costs for 200 employees previously identified for separation who resigned unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. The remaining accrual of $17 million, which is included in accrued liabilities, was paid to 200 employees separated throughout the remainder of 2003.

Year Ended December 31, 2003

In 2003, in response to continued operating losses, we took additional action to reduce both general and administrative and research and development headcount. Additional headcount reductions were approved for the remaining factories in the U.S., Europe and Asia, along with the outsourcing of certain information technology functions and the consolidation of design centers.

For the year ended December 31, 2003, we recorded net charges of $85 million, of which $22 million were included in Cost of sales and $63 million were recorded under Reorganization of businesses in our combined statements of operations. The aggregate $85 million net charge is comprised of the following:

	Exit Costs (Reversals)	Employee Separations	Asset Writedowns (Decommissioning Reversals)	Total
Discontinuation of product lines	$(1)	$—	$(8)	$(9)
Manufacturing and administrative consolidations	(5)	74	25	94

	$(6)	$74	$17	$85

Discontinuation of Product Lines

For the year ended December 31, 2003, we reversed $8 million of reserves previously established primarily to cover facility decommissioning costs which are no longer needed, following the final closure and sale of those facilities.

Manufacturing and Administrative Consolidations

The Company’s actions to consolidate manufacturing operations and to implement strategic initiatives to streamline our global organization resulted in additional charges of $141 million for the year ended December 31, 2003. These charges consisted primarily of $93 million for company-wide employee separation costs and $48 million for the impairment of a facility in Texas and equipment classified as held-for-sale. These charges were offset by reversals of $47 million consisting of $19 million for previously expected employee separation accruals and $23 million for reserves previously established to cover decommissioning costs which are no longer needed due to the sale of a facility and lower actual decommissioning costs at closed sites as well as $5 million reversal of exit costs.

Reorganization of Businesses Accruals

The following table displays a roll-forward of the accruals established for exit costs from January 1, 2003 to December 31, 2003:

Exit Costs	Accruals at January 1, 2003	2003 Adjustments	2003 Amounts Used	Accruals at December 31, 2003
(in millions)
Discontinuation of product lines	$3	$(1)	$(2)	$—
Asia manufacturing	5	(5)	—	—

Total	$8	$(6)	$(2)	$—

In 2003, we used $2 million of exit cost accruals and reversed $6 million of accruals no longer required primarily due to the sale of a facility previously planned to be closed.

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2003 to December 31, 2003:

Employee Separation Costs	Accruals at January 1, 2003	2003 Additional Charges		2003 Adjustments		2003 Amounts Used	Accruals at December 31, 2003
		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
(in millions)
U.S. manufacturing	$17	$21	$—	$(1)	$—	$(33)	$4
Asia manufacturing	30	3	—	(12)	—	(19)	2
Europe manufacturing	12	11	—	—	—	(19)	4
General and administrative/Research and development	24	—	58	—	(6)	(54)	22

Total	$83	$35	$58	$(13)	$(6)	$(125)	$32

Related headcount	1,800	700	800	(300)	(100)	(2,700)	200

At January 1, 2003, we had an accrual of $83 million for employee separation costs, representing the severance costs for approximately 1,800 employees, of which 1,400 were manufacturing employees and 400 were non-manufacturing employees. The 2003 additional charges of $93 million represent the severance costs for approximately an additional 1,500 employees, of which 700 were manufacturing employees and 800 were non-manufacturing employees. Manufacturing employees are primarily non-supervisory production employees and production managers.

During the year ended December 31, 2003, approximately 2,700 employees were separated from our company. The $125 million used in 2003 reflects cash payments were made to these separated employees. The remaining accrual of $32 million, which is included in Accrued liabilities in our combined balance sheet, is expected to be paid to approximately 200 separated employees throughout the first two quarters of 2004. The 2003 adjustments of $19 million represent employee separation costs for approximately 400 employees previously identified for separation who either voluntarily resigned from the company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved; approximately 300 were manufacturing employees and 100 were non-manufacturing employees.

Beyond 2003, we expect the reorganization of businesses programs implemented during 2003 to provide annualized cost savings of approximately $111 million, representing $37 million of savings in cost of sales, $41 million of savings in research and development, and $33 million of savings in selling, general and administrative.

Year Ended December 31, 2002

In 2002, our management approved additional actions to further streamline manufacturing operations and further reduce non-manufacturing headcount. Management approved a plan to close a facility in Scotland. We also reduced research and development headcount as a result of pooling resources in connection with the joint alliance with STMicroelectronics and Philips Electronics.

For the year ended December 31, 2002, we recorded net charges of $1.1 billion, of which $9 million of net reversals was included in Cost of sales and $1.2 billion of net charges were recorded under Reorganization of businesses in our combined statements of operations. The aggregate $1.1 billion net charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Manufacturing and administrative consolidations	$—	$2	$1,145	$1,147

Our actions to consolidate manufacturing operations and streamline our global organization resulted in a charge of $1.1 billion in 2002. The 2002 charges primarily related to consolidation of manufacturing capacity at the Chandler, Arizona wafer fabrication facilities ($493 million) and decision to sell the Tianjin, China and the Dunfermline, Scotland wafer fabrication facilities ($486 million and $143 million, respectively), resulting from the significant reduction in the Company’s sales and implementation of the Company’s asset-light strategy. Due to further deterioration in the market for manufacturing facilities, additional charges ($25 million) were also recorded for the Mesa, Arizona and Austin, Texas sites that had been previously impaired and which the Company was trying to sell. The Company also recognized an impairment as a result of decisions to sell equipment considered excess as a result of continued decreases in sales ($34 million). During 2002, the Company reversed asset impairments ($36 million) previously recognized as a result of the decision to retain test facilities in Arizona and Texas in response to a revised plan for these sites.

Reorganization of Businesses Accruals

The following table displays the roll-forward of the accruals established for exit costs from January 1, 2002 to December 31, 2002:

Exit Costs	Accruals at January 1, 2002	2002 Amounts used	Accruals at December 31, 2002
(in millions)
Discontinuation of product lines	$3	$—	$3
U.S. manufacturing	1	(1)	—
Asia manufacturing	5	—	5

Total	$9	$(1)	$8

The 2002 amount used of $1 million reflects cash payments of $1 million. Of the remaining accrual of $8 million, which is included in Accrued liabilities in our combined balance sheets, we utilized $2 million of the accrual and reversed $6 million in 2003 primarily due to the sale of a facility previously planned to be closed.

The following table displays the roll-forward of the accruals established for employee separation costs from January 1, 2002 to December 31, 2002:

	Accrual at January 1, 2002	2002 Additional Charges		2002 Adjustments		2002 Amounts Used	Accruals at December 31, 2002
Employee Separation Costs		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
(in millions)
U.S. manufacturing	$72	$—	$—	$(11)	$—	$(44)	$17
Asia manufacturing	73	—	—	(14)	—	(29)	30
Europe manufacturing	2	12	—	(2)	—	—	12
General and administrative/Research and development	107	—	23	—	(6)	(100)	24

Total	$254	$12	$23	$(27)	$(6)	$(173)	$83

Related headcount	6,000	450	350	(300)	(200)	(4,500)	1,800

At January 1, 2002, we had an accrual of $254 million for employee separation costs, representing the severance costs for approximately 6,000 employees, of whom 4,500 were manufacturing employees and 1,500 were non-manufacturing employees. The 2002 additional charges of $35 million represent the severance costs for approximately an additional 800 employees, of whom 450 were manufacturing employees and 350 were non-manufacturing employees. The 2002 adjustments of $33 million represent employee separation costs that were ultimately not paid for approximately 500 employees previously identified for separation who either voluntarily resigned from our company or were redeployed due to circumstances not foreseen when the original plans were approved, of which approximately 300 were manufacturing employees and 200 were non-manufacturing employees.

During 2002, of the $173 million used, $166 million represents cash payments made to 4,500 separated employees and $7 million represents non-cash benefits. The remaining accrual of $83 million is included in Accrued liabilities in our combined balance sheets.

At December 31, 2002, 1,800 employees remained to be separated from our company, of which 1,400 were separated in 2003 and received severance payments of $65 million. The remaining 400 employees who were originally planned to be separated ultimately did not receive severance payments as they either voluntarily resigned from our company or were redeployed due to circumstances not foreseen when the original plans were approved. We reversed $19 million of accrued severance costs in 2003 related to these employees.

We realized cost saving benefits of approximately $3 million in 2002 from the plans implemented in 2002, represented in selling, general and administrative. Beyond 2002, we expect the reorganization of business programs implemented during 2002 to provide annualized cost savings of approximately $53 million, representing $23 million of savings in costs of sales, $10 million of savings in research and development, and $20 million of savings in selling, general and administrative.

Year Ended December 31, 2001

The Company experienced a significant reduction in its sales in 2001 as part of the downturn of the semiconductor industry that began in the second half of 2000. In response to this decline we initiated a series of actions to consolidate facilities, dispose of excess equipment and reduce headcount. In the third and fourth quarters of 2001, we approved a plan to close our wafer manufacturing facilities in Mesa, Arizona, significantly reduce our assembly and test operations in Texas and Arizona, and dispose of excess equipment. Also in the fourth quarter of 2001, we approved a plan to close the wafer fabrication facility in Sendai, Japan along with its assembly and test operations in Hong Kong and Japan.

In addition, a number of actions were undertaken throughout the year to reduce our general and administrative and research and development costs as a result of significantly declining sales.

For the year ended December 31, 2001, we recorded net charges of $841 million, of which $228 million was included in cost of sales and $613 million was recorded under reorganization of businesses in our combined statement of operations. The aggregate $841 million charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Discontinuation of product lines	$—	$—	$23	$23
Manufacturing and administrative consolidations	12	386	420	818

	$12	$386	$443	$841

Discontinuation of Product Lines

During 2001, we incurred a net charge of $23 million for asset impairments relating to the discontinuation of wafer technologies.

Manufacturing and Administrative Consolidations

Our consolidation of our manufacturing operations and streamlining of our global organization resulted in a net charge of $818 million in 2001. The 2001 charges primarily related to the closure of the wafer fabrication facilities in Mesa, Arizona ($102 million), reduction of the assembly and test operations in Texas and Arizona ($91 million), closure of the wafer fabrication facility in Sendai, Japan ($108 million), closure of the assembly and test operations in both Hong Kong and Japan ($34 million and $20 million, respectively), and the decision to dispose of various equipment ($62 million). Due to continued deterioration of market conditions, additional impairment charges ($23 million) were also taken during 2001 for two facilities for which the Company had an ongoing program to sell.

Reorganization of Businesses Accruals

The following table displays the roll–forward of the accruals established for exit costs from January 1, 2001 to December 31, 2001:

Exit Costs	Accruals at January 1, 2001	2001 Additional Charges	2001 Adjustments	2001 Amounts Used	Accruals at December 31, 2001
(in millions)
Discontinuation of product lines	$28	$—	$(1)	$(24)	$3
U.S. manufacturing	—	7	—	(6)	1
Asia manufacturing	—	5	—	—	5
General and administrative/Research and development	—	1	—	(1)	—

Total	$28	$13	$(1)	$(31)	$9

The 2001 amount used of $31 million reflects cash payments of $13 million and non-cash utilization of $18 million. The remaining accrual of $9 million is included in accrued liabilities in our combined balance sheets. In 2002 and 2003, we utilized $3 million of accruals and reversed $6 million primarily due to the sale of a facility previously planned to be closed.

The following table displays the roll-forward of the accruals established for employee separation costs from January 1, 2001 to December 31, 2001:

	Accruals at January 1, 2001	2001 Additional Charges		2001 Amounts Used	Accruals at December 31, 2001
Employee Separation Costs		Cost of Sales	Reorg of Business
(in millions)
U.S. manufacturing	$4	$114	$—	$(46)	$72
Asia manufacturing	—	101	—	(28)	73
Europe manufacturing	—	13	—	(11)	2
General and administrative/Research and development	—	—	158	(51)	107

Total	$4	$228	$158	$(136)	$254

Related headcount	35	7,800	2,500	(4,335)	6,000

The 2001 additional charges of $386 million for employee separation costs represent the severance costs for approximately an additional 10,300 employees, of whom 7,800 were manufacturing employees and 2,500 were non-manufacturing employees. The accrual is for various levels of employees.

During 2001, $136 million of cash payments were made to 4,335 separated employees. The remaining accrual of $254 million is included in accrued liabilities in our combined balance sheet.

At December 31, 2001, 6,000 employees remained to be separated from our company, of which 5,300 were separated in 2002 and 2003 and received severance payments of $208 million. The remaining 700 employees who were originally planned to be separated ultimately did not receive severance payments as they either voluntarily resigned from our company or were redeployed due to circumstances not foreseen when the original plans were approved. We reversed $46 million of accrued severance costs in 2002 and 2003 related to these employees.

We realized cost-saving benefits of approximately $198 million in 2001 from the plans implemented in 2001, representing $99 million of savings in cost of sales, $3 million of savings in research and development, and $96 million of savings in selling, general and administrative. Beyond 2001, we expect the reorganization of businesses programs implemented during 2001 to provide annualized cost savings of approximately $627 million, representing $312 million of savings in cost of sales, $104 million of savings in research and development, and $211 million of savings in selling, general and administrative.

Quarterly Results of Operations (unaudited)

(in millions)

	2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	$1,151	$1,115	$1,225	$1,373	$1,396	$1,461
Cost of sales	853	826	854	918	889	900

Gross margin	298	289	371	455	507	561
Selling, general and administrative	110	169	185	185	140	225
Research and development	260	259	244	242	250	242
Reorganization of businesses	48	(13)	18	10	(7)	(2)
Separation expenses	—	—	—	—	9	41

Operating earnings (loss)	(120)	(126)	(76)	18	115	55

Other income (expense):
Interest expense, net	(35)	(25)	(34)	(20)	(21)	—
Gains on sales of investments and businesses, net	—	—	17	89	41	—
Other	(5)	(1)	1	(2)	(3)	(1)

Total other income (expense)	(40)	(26)	(16)	67	17	(1)

Earnings (loss) before income taxes	$(160)	$(152)	$(92)	$85	$132	$54

Our quarterly financial results can vary due to several factors. Our revenue is impacted by seasonality due to our participation in the automotive and cellular handset semiconductor markets. Automotive manufacturers’ model year changes generally have a negative impact on our third quarter sales. This is partially offset by our sales to cellular handset manufacturers that increase late in the third quarter. Fourth quarter sales are usually strong as cellular handset manufacturers purchase for the holiday season. First quarter sales are usually the lowest due to the drop in cellular handset sales after the holiday season. Our revenue may also be impacted by general market trends and customer-specific circumstances.

Our quarterly financial results can vary because a substantial portion of our costs are fixed. Due to our reorganization of businesses activities and our asset-light strategy, we have seen improvements in our gross margins even with lower sales levels as we have lowered our fixed cost base. This has been largely driven by improvements in factory utilization levels. However, utilization levels may also vary due to changes in inventory levels. In addition, our gross margins are impacted by the timing and amount of our intellectual property revenue because this revenue has significantly higher gross margins compared to product revenue.

	2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2
Gross margin %	25.9%	25.9%	30.3%	33.1%	36.3%	38.4%
Utilization %	66%	64%	66%	74%	82%	88%

Our operating margins are impacted by business reorganization charges as we have adjusted our cost structure to respond to industry conditions. Also impacting our operating earnings are fluctuations in our selling, general and administrative expenses primarily due to the timing of the recognition of grant income. Finally, our operating income will be negatively impacted by separation expenses throughout 2004, which will include third-party legal fees, information and technology and other consulting services.

Liquidity and Capital Resources

As highlighted in the Combined statements of cash flows, our liquidity and available capital resources are impacted by four key components: (1) current cash and cash equivalents, (2) operating activities, (3) investing activities, and (4) financing activities.

Cash and Cash Equivalents

Motorola primarily uses a worldwide, centralized approach to cash management in which cash accounts are principally swept on a daily basis with the financing of its operations and the related activity between our company and Motorola reflected as business equity transactions in Owner’s net investment in our combined balance sheets until the contribution. After the contribution, we began managing our cash balances on a world wide basis. At July 3, 2004, our cash and cash equivalents (which are highly liquid investments with an original maturity of 3 months or less) aggregated $713 million, compared to $87 million and $44 million at December 31, 2003 and December 31, 2002, respectively and $79 million at June 28, 2003. On July 3, 2004, $221 million of this amount was held in the United States and $492 million was held in other countries. Repatriation of some of these funds could be subject to delay and could have potential tax consequences, principally with respect to withholding taxes paid in foreign jurisdictions which do not give rise to a benefit in the U.S. due to our current inability to recognize the related deferred tax assets.

Operating Activities

Our net cash generated (used) by operating activities was $(97) million, $(36) million and $511 million in 2001, 2002 and 2003, respectively and $56 million and $541 million for the first half of 2003 and 2004, respectively. The primary factors that contributed to the fluctuations in our operating cash flows were (1) net earnings (loss), adjusted for non-cash items, (2) accounts payable and accrued liabilities, (3) accounts receivable activity, and (4) net inventory activity.

Our net earnings (loss) adjusted for non-cash items generated (used) operating cash flows of $(133) million in 2001, $574 million in 2002, $482 million in 2003, $151 million in the first half of 2003 and $470 million in the first half of 2004. Our depreciation and amortization expense decreased from $1.3 billion in 2001 to $1.1 billion in 2002 and to $858 million in 2003. Our depreciation and amortization expense decreased from $451 million in the first half of 2003 to $377 million in the first half of 2004. The decline in our depreciation and amortization expense has occurred primarily as a result of the consolidation of manufacturing facilities and the significant decrease in capital expenditures from a historical high of $2.4 billion in 2000, as compared to $613 million in 2001, $220 million in 2002 and $310 million in 2003, all resulting from management’s implementation of its asset light strategy. Capital expenditures increased to $230 million in the first half of 2004 primarily to meet increased customer demand and implement new production technologies.

Our operating cash flow decreased in 2001, 2002 and 2003 as we used cash to reduce our levels of accounts payable and accrued liabilities by $877 million in 2001, $355 million in 2002 and $138 million in 2003. These reductions were primarily due to lower operating costs associated with our cost-reduction activities and cash payments for employee severance.

Our net accounts receivable were $311 million, $418 million and $327 million as of December 31, 2001, 2002 and 2003, respectively, $539 million at July 3, 2004 and $386 million at June 28, 2003. Our days sales outstanding were 22.3 days as of December 31, 2001, 30.5 days as of December 31, 2002, 24.5 days as of

December 31, 2003, 33.2 days as of July 3, 2004, and 31.5 days as of June 28, 2003. The fluctuation in net accounts receivable in 2003 was primarily due to changes in sales volume and timing of collections in the fourth quarter. The increase to net accounts receivable as of July 3, 2004 was due to increased sales, which contributed $141 million, and an increase in days sales outstanding, which contributed $71 million. Our days sales outstanding were impacted by the contribution. Prior to the contribution inter-company receivables were remitted based upon Motorola Treasury cash management instruction which may be longer or shorter than our current inter-company terms. As of the contribution, sales to Motorola are settled on negotiated payment terms. Accounts receivable from sales to Motorola businesses were $133 million and $43 million as of July 3, 2004 and December 31, 2003, respectively. We expect that our days sales outstanding will fluctuate in the future given the timing of sales through a quarter and the timing of collections.

Our inventory was $673 million, $804 million and $693 million as of December 31, 2001, 2002 and 2003, respectively, $679 million as of July 3, 2004, and $827 million as of June 28, 2003. Our inventory turns (calculated based on the 12-month rolling costs of sales divided by average inventory) were 5.6 as of December 31, 2001, 4.9 as of December 31, 2002, 4.3 as of December 31, 2003, 4.9 as of July 3, 2004, and 4.3 as of June 28, 2003. The increase in our inventory as of December 31, 2002 as compared to December 31, 2001 is primarily due to strategic builds that occurred in preparation for factory shutdowns. The decrease in our inventory as of December 31, 2003 as compared to December 31, 2002 is primarily due to the utilization of inventories built in 2002 due to factory consolidations and increased emphasis on improved working capital performance as we expand our use of foundries under our asset light strategy. Our inventory decrease as of July 3, 2004 is primarily due to increased sales and increased emphasis on improved working capital performance as we expand our use of foundries under our asset light strategy.

Our accounts payable were $361 million, $324 million and $344 million as of December 31, 2001, 2002 and 2003, respectively, and $605 million as of July 3, 2004 and $401 million as of June 28, 2003. Our accounts payable increased substantially due to the contribution. Prior to the contribution, inter-company allocations were settled on an immediate payment basis. Subsequent to the contribution, transactions with Motorola are settled on negotiated payment terms which approximate external supplier terms. Accounts payable to Motorola were $151 million and $13 million as of July 3, 2004 and December 31, 2003, respectively.

To improve our operating results, we implemented a substantial reorganization of our businesses beginning in 2000 and continuing through 2003. Cash payments for exit costs and employee severance costs in connection with these plans were $149 million, $167 million, $125 million, $77 million, and $27 million in 2001, 2002, 2003, the first half of 2003, and the first half of 2004, respectively. The $2 million accrual for reorganization of businesses for exit costs and employee severance costs as of July 3, 2004 will result in future cash payments, which are expected to be paid in 2004.

Investing Activities

Our net cash used by investing activities was $637 million, $188 million and $97 million in 2001, 2002 and 2003, respectively, $150 million for the first half of 2004 and $128 million in the first half of 2003. The most significant components comprising our investing activities are (1) capital expenditures, (2) strategic acquisitions of, or investments in, other companies, and (3) dispositions of investments and businesses.

Our capital expenditures decreased from $613 million in 2001, to $220 million in 2002, with an increase to $310 million in 2003. Our capital expenditures were $230 million in the first half of 2004 and $155 million in the first half of 2003. Our capital expenditures as a percentage of net sales were 12.0%, 4.4%, 6.4%, 6.8% and 8.1% during 2001, 2002, 2003, the first half of 2003 and the first half of 2004, respectively. We project that this ratio of capital expenditures as a percentage of net sales will be approximately 10% in future periods. The decrease in our capital expenditures is primarily due to our company continuing to implement our asset light strategy. One of the main focuses of our asset light strategy is to improve future profitability and cash flow performance by reducing our historical ratio of capital expenditures to sales. Under this strategy, we are focusing our internal manufacturing capacity on leading-edge and specialty technologies, while replacing internal manufacturing capacity by outsourcing an increasing percentage of production to foundries and third-party assembly and test providers as well as establishing alliances with third parties to jointly fund research and manufacturing capacity. In the first six months of 2004, capital expenditures increased to 8.1% of net sales primarily to meet increased customer demand and to implement new production technologies.

Cash used for strategic acquisitions and new investment activities was $47 million in 2001, $15 million in 2002 and $33 million in 2003. In 2001, we acquired the remaining 50% interest in Tohoku Semiconductor Corporation for $40 million in cash and the assumption of $345 million in debt and investments in equity securities. Our 2002 expenditures related to investments in equity securities. Our 2003 expenditures included the acquisition of an ultrawideband business for $15 million and $18 million related to investments in equity securities. The equity investments above principally represent cost-basis investments held in our investment portfolio. In the first half of 2003, we used $5 million for strategic acquisitions and new investment activities. In the first half of 2004, we used $41 million, primarily due to the transfer of $30 million of cash to SMIC in connection with the sale of our wafer fabrication facility in China.

We received cash proceeds from dispositions of investments and businesses of $23 million in 2001, $2 million in 2002, $150 million in 2003, and $100 million in the first half of 2004. The proceeds in 2001 were generated primarily from the disposition of a factory for which a deferred payment was received in 2001. The 2003 proceeds were generated primarily from the sale of our ON Semiconductor note receivable and stock. The 2004 proceeds were generated from the sale of 297 million shares of our SMIC stock.

On January 16, 2004, we completed the sale of a wafer fabrication facility in China to SMIC in exchange for Series D convertible preference shares in SMIC. On March 11, 2004, all of the Series D convertible preference shares were converted to common stock in connection with the initial public offering of SMIC. In the initial public offering, we sold 297 million common shares of SMIC stock (17% of our holdings in SMIC) at the initial public offering price for net proceeds of $100 million, resulting in a net gain of $41 million. The remaining common shares of SMIC ($390 million at April 3, 2004) held by us were retained by Motorola upon the Contribution.

Financing Activities

Our net cash generated (used) by financing activities was $733 million, $145 million and $(373) million in 2001, 2002 and 2003, respectively, $116 million in the first half of 2003 and $237 million for the first half of 2004. The most significant components of our financing activities are: (1) net cash provided by (or transferred to) Motorola, (2) the repayment of long-term debt securities, and (3) repayment of short-term borrowings.

We have financed our operations principally through Motorola and we have participated in Motorola’s worldwide, centralized approach to cash management until the contribution. Types of activities flowing through the cash management system include (1) cash deposits from our business which are transferred to Motorola’s bank account on a regular basis, (2) cash borrowings from Motorola used to fund operations, capital expenditures, or acquisitions, (3) charges (benefits) for income taxes, and (4) allocations of corporate expenses described elsewhere in this prospectus. The net cash provided by (or transferred to) Motorola was $815 million in 2001, compared to $288 million in 2002 compared to $(251) million in 2003, $124 million in the first half of 2003 and $(170) million in the first half of 2004.

The long-term debt (including current maturities) outstanding was $126 million, $95 million and $15 million as of December 31, 2001, 2002 and 2003, respectively, and $9 million as of July 3, 2004. Our long-term debt was principally comprised of debt assumed in connection with the acquisition of Tohoku in 2001.

Our short-term debt primarily includes notes payable to various banks assumed in connection with certain acquisitions and, at July 3, 2004, notes payable to Motorola related to the contribution. Outstanding short-term debt (excluding current maturities of long-term debt) was $139 million, $49 million and $14 million as of December 31, 2001, 2002 and 2003, respectively, and $429 million as of July 3, 2004. The notes payable to Motorola of $428 million as of July 3, 2004 were paid off using proceeds from our initial public offering on July 21, 2004.

Lease Obligations and Credit Facilities

We own most of our major facilities, but we do lease certain office, factory and warehouse space and land, as well as data processing and other equipment under principally non-cancelable operating leases. Rental expense, net of sublease income, was $97 million in 2001, $86 million in 2002, $67 million in 2003 and $31 million in the first half of 2004.

Contractual Obligations

Summarized in the table below are our obligations and commitments to make future payments under debt obligations and minimum lease payment obligations, net of minimum sublease income, as of December 31, 2003.

	Payments Due by Period
(in millions)	Total	2004	2005	2006	2007	2008	Thereafter
Debt obligations (including short-term debt)	$15	$13	$2	$—	$—	$—	$—
Leases	252	47	39	30	25	23	88
Software licenses	183	104	60	19	—	—	—

Total contractual cash obligations	$450	$164	$101	$49	$25	$23	$88

(1)	Product purchase commitments associated with our strategic manufacturing relationship are not included in this table, since the amounts are based on 18-month rolling forecasts, which are adjusted monthly and are not based on fixed prices due to the volatile nature of the semiconductor industry, and are accordingly not accurately quantifiable as of December 31, 2003.
(2)	Commitments associated with our agreement with two other entities to jointly develop 300 millimeter technology have been excluded from the above table. We are committed based upon an annual operating plan to fund certain amounts of shared research and development costs and capital expenditures required to construct this facility. These costs are not fixed and determinable at December 31, 2003.

Future Financing Activities

In this exchange offer, we expect to exchange an aggregate of $1.25 billion in debt, consisting of floating rate notes maturing in 2009, and two series of fixed rate notes maturing in 2011 and 2014, respectively. The notes will be our unsecured senior obligations and will rank equally with all of our existing and future unsecured senior debt and senior to all of our future subordinated debt.

Concurrently with the consummation of our initial public offering on July 21, 2004, we issued an aggregate of $1.25 billion in debt, consisting of $400 million of floating rate notes maturing in 2009, $350 million of 6.875% notes maturing in 2011 and $500 million of 7.125% notes maturing in 2014. The notes are unsecured senior obligations and rank equally with all of our existing and future unsecured senior debt and senior to all of our future subordinated debt.

The floating rate notes due in 2009 bear interest at a rate equal to the “Applicable FRN Rate” which will equal 3-month LIBOR plus 2.75%. Interest on the floating rate notes is payable quarterly in arrears on January 15, April 15, July 15, and October 15 of each year commencing October 15, 2004.

The notes due in 2011 bear interest at the rate of 6.875% per annum, and the notes due in 2014 bear interest at the rate of 7.125% per annum. Interest on the 2011 notes and 2014 notes is payable semiannually in arrears on January 15 and July 15 of each year commencing January 15, 2005. The notes have restrictive covenants that limit our ability to, among others, incur additional debt and issue preferred stock, pay dividends or distributions on, or redeem or repurchase, our capital stock, transfer or sell assets, and consolidate, merge or transfer all or substantially all of our assets.

Our primary future cash needs on a recurring basis will be for working capital, capital expenditures and debt service. Our concurrent initial public offering and debt issuance generated $2.8 billion in gross proceeds. After combined expenses of approximately $110 million, a distribution to Motorola of $1.1 billion and the working capital loan repayment of $428 million, we retained approximately $2 billion of cash and approximately $1.25 billion of debt outstanding. We believe that this net cash balance of approximately $750 million (total cash and cash equivalents less total debt) plus cash flows from operations will be sufficient to meet our cash needs for at least the next 12 months. If our cash flows from operations are less than we expect, we may need to incur additional debt.

On July 23, 2004, the underwriters’ over-allotment option was exercised for 8.4 million shares which generated $105 million in net proceeds. On July 23, 2004, we made a distribution of $105 million to Motorola.

We may need to incur additional debt or issue equity to make strategic acquisitions or investments. We cannot assure that such financing will be available to us on acceptable terms or that such financing will be available at all. Our ability to issue additional equity is constrained because our issuance of additional stock may cause the distribution to be taxable under section 355(e) of the Internal Revenue Code, and, under the tax sharing agreement, we would be required to indemnify Motorola against such tax.

Our ability to make payments to fund working capital, capital expenditures, debt service and strategic acquisitions, joint ventures and investments will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control. Future indebtedness may impose various restrictions, and covenants on us which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

We believe we have the necessary financial resources to fund our working capital needs, capital expenditures and other business requirements for at least the next 12 months.

Segment Information

Our orders, net sales, and operating results for our major operations for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 28, 2003 and July 3, 2004 are presented below. Order information as of any particular date may not be an accurate indicator of future results, as orders are subject to revision or cancellation to reflect changes in customer needs.

Transportation and Standard Products Group

TSPG designs, manufactures and markets key components of embedded control systems, which include processors (microcontrollers, embedded microprocessors and digital signal processors), sensors and analog and mixed-signal integrated circuits. Its largest market segment is the automobile electronics market, which represented over 65% of TSPG’s sales in 2003. In the second quarter of 2004, TSPG net sales represented 44% of our net sales compared to 54% in the second quarter of 2003. In the first half of 2004, TSPG net sales represented 45% of our combined net sales compared to 53% in the first half of 2003, 49% in 2003, 46% in 2002 and 44% in 2001.

	Year Ended December 31,			Three Months Ended		Six Months Ended
	2001	2002	2003	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Orders	$2,069	$2,472	$2,339	$555	$671	$1,129	$1,346
Segment net sales	2,233	2,311	2,377	603	646	1,192	1,284
Operating earnings (loss)	(164)	88	162	52	60	75	101

Three Months Ended July 3, 2004 Compared to Three Months Ended June 28, 2003

In the second quarter of 2004, TSPG net sales were $646 million, up 7% from $603 million in the second quarter of 2003. TSPG orders for the second quarter of 2004 were $671 million, up 21% from $555 million in the second quarter of 2003. Net sales grew in all markets, especially in industrial and computer peripherals. The increase in orders was primarily due to higher demand in the automotive, industrial and consumer markets.

TSPG generated operating earnings of $60 million in the second quarter of 2004, compared to operating earnings of $52 million in the second quarter of 2003. The increase was primarily due to increased sales with favorable manufacturing utilization and the corresponding increase in gross margin, partially offset by increased selling, general and administrative expenses.

Six Months Ended July 3, 2004 Compared to Six Months Ended June 28, 2003

In the first six months of 2004, TSPG net sales were $1.3 billion, up 8% from $1.2 billion in the first six months of 2003. TSPG orders for the first six months of 2004 were $1.3 billion, up 19% from $1.1 billion in the first six months of 2003. Net sales grew in all markets, especially in industrial and computer peripherals. The increase in orders was primarily due to higher demand in the automotive, industrial and consumer markets.

TSPG generated operating earnings of $101 million in the first six months of 2004, compared to operating earnings of $75 million in the first six months of 2003. The increase was primarily due to increased sales with favorable manufacturing utilization and the corresponding increase in gross margin, partially offset by increased selling, general and administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

In 2003, TSPG net sales increased 2.9% to $2.4 billion, compared to $2.3 billion in 2002. Orders decreased 5.4% to $2.3 billion, compared to $2.5 billion in 2002. The increase in net sales was primarily due to growth in the automotive market, partially offset by the decline of 6% in the non-automotive industries served by TSPG.

TSPG had operating earnings of $162 million in 2003, compared to operating earnings of $88 million in 2002. The increase was primarily due to (1) an increase in gross margin, primarily attributed to benefits from factory consolidation and cost-reduction actions, (2) an increase in net sales, (3) a decrease in research and development expenditures, and (4) a decrease in selling, general and administrative expenditures.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, TSPG net sales increased 3.5% to $2.3 billion, compared to $2.2 billion in 2001. Orders increased 19.5% to $2.5 billion, compared to $2.1 billion in 2001. The increase in sales and orders was primarily due to the overall growth in the automotive market and sales to distributors, which increased 10% and 16%, respectively, partially offset by a decrease in the non-automotive customers served by TSPG.

TSPG had operating earnings of $88 million in 2002, compared to an operating loss of $164 million in 2001. The increase was primarily due to (1) an increase in gross margin, primarily attributed to benefits from factory consolidation and cost-reduction actions, and (2) an increase in net sales, which were partially offset by a slight increase in selling, general and administrative expenditures.

Networking and Computing Systems Group

NCSG designs, manufactures and markets embedded processors and related connectivity products for the wired and wireless networking and computing markets. NCSG offers semiconductors that facilitate the transmission, switching and processing of data and voice signals within communications systems. In the second quarter of 2004, NCSG net sales represented 27% of our net sales compared to 28% in the second quarter of 2003. In the first half of 2004, NCSG net sales represented 28% of our combined net sales, compared to 27% in the first half of 2003, 27% in 2003, 27% in 2002 and 31% in 2001.

	Year Ended December 31,			Three Months Ended		Six Months Ended
	2001	2002	2003	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Orders	$1,184	$1,321	$1,364	$261	$410	$568	$878
Segment net sales	1,572	1,361	1,306	310	398	613	787
Operating earnings (loss)	(267)	(19)	97	(4)	71	(21)	157

Three Months Ended July 3, 2004 Compared to Three Months Ended June 28, 2003

In the second quarter of 2004, NCSG net sales were $398 million, up 28% from $310 million in the second quarter of 2003. NCSG orders in the second quarter of 2004 were $410 million, up 57% from $261 million in the second quarter of 2003. The increase in net sales was primarily due to higher demand in the wireless infrastructure and networking markets. Orders were strong across all markets.

NCSG generated operating earnings of $71 million in the second quarter of 2004, compared to an operating loss of $4 million in the second quarter of 2003. The increase was primarily due to the increased sales and the corresponding increase in gross margin, which was partially offset by increased selling, general and administrative expenses.

Six Months Ended July 3, 2004 Compared to Six Months Ended June 28, 2003

In the first six months of 2004, NCSG net sales were $787 million, up 28% from to $613 million in the first six months of 2003. NCSG orders were $878 million, up 55% from $568 million in the first six months of 2003. The increase in net sales was primarily due to higher demand in the wireless infrastructure and networking markets, which was partially offset by a decline in sales to the pervasive computing market. NCSG orders were strong across all markets.

NCSG generated operating earnings of $157 million in the first six months of 2004, compared to an operating loss of $21 million in the first six months of 2003. The increase was primarily due to the increased sales and the corresponding increase in gross margin, which was partially offset by increased selling, general and administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

In 2003, NCSG net sales decreased 4.0% to $1.3 billion, compared to $1.4 billion in 2002. Orders increased 3.3% to $1.4 billion, compared to $1.3 billion in 2002. The decrease in net sales was primarily due to (1) price pressures in the wireless infrastructure market and (2) a decline in sales to the pervasive computing market. The increase in orders was primarily due to increases in new products for networking. This was partially offset by business exits and the decline in orders from the pervasive computing market.

NCSG had operating earnings of $97 million in 2003, compared to an operating loss of $19 million in 2002. The increase was primarily due to improved manufacturing productivity, product sales mix, and a decrease in selling, general and administrative expenditures. This was partially offset by lower sales volume and an increase in research and development expenditures.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, NCSG net sales decreased 13.4% to $1.4 billion, compared to $1.6 billion in 2001. Orders increased 11.6% to $1.3 billion, compared to $1.2 billion in 2001. The decrease in sales was primarily due to the overall decline in sales in the markets served by NCSG, which included a 29% decline in the wireless infrastructure markets and a 15% decline in the enterprise routing and switching markets. Also contributing to the decline in sales was the fact that NCSG fully exited the Hi-end fast static RAM business in 2002.

NCSG incurred an operating loss of $19 million in 2002, compared to an operating loss of $267 million in 2001. The decrease in the operating loss was due primarily to (1) an increase in gross margin, primarily attributed to cost-reduction actions, (2) a decline in selling, general and administrative expenditures and (3) a decline in research and development expenditures, which were partially offset by the decrease in net sales.

Wireless and Mobile Solutions Group

WMSG designs, manufactures and markets semiconductors for wireless mobile devices, such as cellular phones, smartphones, personal data assistants, two-way messaging devices, global positioning systems, mobile gaming devices and wireless consumer electronics. In 2003, approximately 69% of sales were to other Motorola businesses on an end customer basis. These percentage sales figures include sales made directly to Motorola and sales made to contract manufacturers that produce products for Motorola. In the second quarter of 2004, WMSG net sales represented 27% of our net sales compared to 17% in the second quarter of 2003. In the first half of 2004, WMSG net sales represented 26% of our combined net sales, compared to 19% in the first half of 2003, 23% in 2003, 25% in 2002 and 21% in 2001.

	Year Ended December 31,			Three Months Ended		Six Months Ended
	2001	2002	2003	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Orders	$851	$1,388	$1,198	$206	$349	$407	$754
Segment net sales	1,082	1,243	1,126	187	400	434	754
Operating earnings (loss)	(575)	(424)	(432)	(153)	(43)	(292)	(115)

Three Months Ended July 3, 2004 Compared to Three Months Ended June 28, 2003

In the second quarter of 2004, WMSG net sales were $400 million, up 114% from $187 million in the second quarter of 2003. WMSG orders were $349 million, up 69% from $206 million in the second quarter of 2003. The increase in net sales and orders was due to increased demand from customers in the wireless market, particularly our largest customer, Motorola.

WMSG incurred an operating loss of $43 million in the second quarter of 2004, compared to an operating loss of $153 million in the second quarter of 2003. The decrease in the operating loss was primarily due to increased sales and the corresponding increase in gross margin, which was partially offset by higher selling, general and administrative expenses.

Six Months Ended July 3, 2004 Compared to Six Months Ended June 28, 2003

In the first six months of 2004, WMSG net sales were $754 million, up 74% from $434 million in the first six months of 2003. WMSG orders were $754 million, up 85% from $407 million in the first six months of 2003. The increase in net sales and orders was due to increased demand from customers in the wireless market, particularly our largest customer, Motorola.

WMSG incurred an operating loss of $115 million in the first six months of 2004, compared to an operating loss of $292 million in the first six months of 2003. The decrease in the operating loss was primarily due to increased sales and the corresponding increase in gross margin, which was partially offset by higher selling, general and administrative expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

In 2003, WMSG net sales decreased 9.4% to $1.1 billion, compared to $1.2 billion in 2002. Orders decreased 13.7% to $1.2 billion, compared to $1.4 billion in 2002. The decrease in net sales and orders was primarily due to the decline in purchases by our customers in the wireless markets.

The slight increase in our operating loss was primarily due to an increase in research and development expenditures. The sales decline was entirely offset by improved manufacturing efficiencies and cost improvements.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, WMSG net sales increased 14.9% to $1.2 billion, compared to $1.1 billion in 2001. Orders increased 63.1% to $1.4 billion, compared to $851 million in 2001. The increase in sales and orders was primarily due to the increase in spending by customers in the wireless market in the emergence of the semiconductor market downturn in 2000 and 2001.

WMSG incurred an operating loss of $424 million in 2002, compared to an operating loss of $575 million in 2001. The increase was primarily due to an increase in gross margin and primarily attributed to the increase in net sales and cost-reduction actions, which were partially offset by (1) an increase in research and development expenditures, which was driven by higher investment on platform creation and new product development, and (2) an increase in selling, general and administrative expenditures.

Other

Other includes our Metrowerks business, sales of wafers to other semiconductor companies, other miscellaneous businesses and any factories in production start-up. Other also includes any business reorganization charges and miscellaneous income or expense not identified to any of our business segments. In the first half of 2004 and the second quarters of 2003 and 2004, Other net sales represented 1% of our combined net sales compared to 1% in 2003, 2% in 2002 and 4% in 2001.

	Year Ended December 31,			Three Months Ended		Six Months Ended
	2001	2002	2003	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Orders	$150	$42	$68	$18	$16	$41	$35
Segment net sales	210	86	55	15	17	27	32
Operating earnings (loss)	(868)	(1,160)	(131)	(21)	(33)	(8)	27

Three Months Ended July 3, 2004 Compared to Three Months Ended June 28, 2003

In the second quarter of 2004, Other net sales were $17 million, up 13% from $15 million in the second quarter of 2003. Other orders in the second quarter of 2004 were $16 million, down 11% from $18 million in the second quarter of 2003. The increase in net sales was primarily due to the increase in sales of wafers to other semiconductor companies.

Other operating loss was $33 million in the second quarter of 2004, compared to an operating loss of $21 million in the second quarter of 2003. The increase in operating loss was primarily related to the $41 million of separation expenses in 2004 that did not occur in 2003, offset by recoveries of reorganization of business charges in the second quarter of 2003 that did not recur to the same level in the second quarter of 2004 and lower factory start-up expenses.

Six Months Ended July 3, 2004 Compared to Six Months Ended June 28, 2003

In the first six months of 2004, Other net sales were $32 million, up 19% from $27 million in the first six months of 2003. Other orders were $35 million, down 15% from $41 million in the first six months of 2003. The increase in net sales was primarily due to the increase in sales of wafers to other semiconductor companies.

Other operating earnings were $27 million in the first six months of 2004, compared to an operating loss of $8 million in the first six months of 2003. The increase in operating earnings was primarily related to reorganization of business charges in the first six months of 2003 of $38 million that did not occur in the first six months of 2004, and a $54 million reversal of liabilities previously accrued for the repayment of investment incentives received related to our wafer fabrication facility in China, which was partially offset by separation expenses of $50 million and increased factory start-up expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

In 2003, Other net sales decreased 36.0% to $55 million, compared to $86 million in 2002. Orders increased 61.9% to $68 million, compared to $42 million in 2002. The decrease in net sales was primarily due to the decline in sales of wafers to other semiconductor companies and miscellaneous sales, but was partially offset by increased sales from Metrowerks.

Other operating loss was $131 million in 2003, compared to an operating loss of $1.2 billion in 2002. The decrease in our loss was primarily due to charges that occurred in 2002 that did not occur in 2003. The charges in 2002 primarily consisted of (1) $1.2 billion of reorganization of business charges, which were primarily related to $1.1 billion of charges reflected under reorganization of businesses, which primarily consisted of asset impairment charges related to facilities in Arizona, China and Scotland, and (2) an $80 million charge relating to incentives previously received and associated with impaired facilities.

Year ended December 31, 2002 Compared to Year Ended December 31, 2001

In 2002, Other net sales decreased 59.0% to $86 million, compared to $210 million in 2001. Orders decreased 72.0% to $42 million, compared to $150 million in 2001. The decrease in sales and orders was primarily due to the decline in sales of wafers to other semiconductor companies and other miscellaneous sales.

Other operating loss was $1.2 billion in 2002, compared to an operating loss of $868 million in 2001. The decline in operating results was primarily due to (1) an increase in reorganization of business charges reflected in reorganization of business of $543 million, primarily due to an increase in fixed asset impairment charges, which were related to facilities in Arizona, China and Scotland, and (2) an increase in selling, general and administrative expenses, due to an $80 million charge for repayments of incentives, which were primarily offset by (1) an increase in gross margin, primarily due to a $237 million reduction in reorganization of business charges reflected in cost of sales, which was due to direct labor employee severance costs that occurred in 2001 that did not occur in 2002, and (2) a decrease in research and development expenditures due to wafer fabrication facility startup costs that occurred in 2001 that did not occur in 2002.

Significant Accounting Policies and Critical Estimates

The preparation of our combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.

Our management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our management believes the following accounting policies to be both those most important to the portrayal of its financial condition and those that require the most subjective judgment:

•	product sales recognition and valuation;

•	valuation of investments and long-lived assets;

•	restructuring activities;

•	deferred tax asset valuation; and

•	inventory valuation methodology.

If actual results differ significantly from management’s estimates and projections, there could be a material adverse effect on the company’s combined financial statements.

Product Sales Recognition and Valuation

We generally market our products to a wide variety of end users and a network of distributors. Our policy is to record revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable and collection of the related receivable is probable, which is generally at the time of shipment. We record reductions to sales for allowances for discounts and price protection, product returns and incentive programs for distributors related to these sales, based on actual historical experience, current market conditions and other relevant factors at the time the related sale is recognized.

The establishment of reserves for sales discounts and price protection allowances are dependent on the estimation of a variety of factors, including industry demand and the forecast of future pricing environments. This process is also highly judgmental in evaluating the above-mentioned factors and requires significant estimates, including forecasted demand, returns and industry pricing assumptions.

In future periods, additional provisions may be necessary due to (1) a deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products, or (3) lack of market acceptance for new products. If these factors result in a significant adjustment to sales discount and price protection allowances, they could significantly impact our future operating results.

Valuation of Investments and Long-Lived Assets

We assess the impairment of investments and long-lived assets, which includes identifiable intangible assets, goodwill and property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Important factors which could require an impairment review include (1) underperformance relative to expected historical or projected future operating results, (2) changes in the manner of use of the assets or the strategy for our overall business, (3) negative industry or economic trends, (4) declines in stock price of an investment for a sustained period and (5) our market capitalization relative to net book value.

When we determine that the carrying value of intangible assets, goodwill and long-lived assets may not be recoverable, an impairment charge is recorded. Impairment is generally measured based on valuation techniques considered most appropriate under the circumstances, including projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model or prevailing market rates of investment securities, if available.

The net book values of these investments and long-lived assets at December 31, 2003 and July 3, 2004 were as follows (in millions):

	December 31, 2003	July 3, 2004
Property, plant and equipment	$2,357	$2,234
Goodwill	220	221
Investments	126	38
Intangible assets	28	23

Total	$2,731	$2,516

Beginning in late 2000 and continuing through 2003, as a result of our initiatives to consolidate operations, exit businesses and discontinue product lines, impairment reviews were performed. Based upon these reviews, our management determined that various long-lived assets had been impaired. We recorded net fixed asset impairment charges of $443 million in 2001, $1.1 billion in 2002 and $17 million in 2003. The 2003 charges primarily related to a facility in Texas and equipment classified as “held-for-sale.” The 2002 charges primarily related to manufacturing facilities in Arizona, China and Scotland, and the 2001 charges primarily related to manufacturing facilities in Texas, Arizona, Hong Kong and Japan.

For the three months ended June 28, 2003, there were reversals of $12 million, and were primarily related to the reversal of asset impairments previously established to cover assets held for sale which were placed back in service and exit cost reversals. For the three months ended July 3, 2004, there was a reversal of $1 million of reserves established in prior periods to cover decommissioning costs which are no longer needed due to lower actual decommissioning costs at closed sites than previously estimated.

For the six months ended June 28, 2003, net asset impairment charges were $33 million, primarily related to the impairment of specific facilities located in Arizona and Texas partially offset by the reversals of decommissioning costs which were no longer needed due to the sale of a facility, asset impairments previously established to cover assets held for sale which were placed back in service and exit costs. The six months ended July 3, 2004 include the reversal of $7 million of reserves previously established to cover decommissioning costs which are no longer needed due to lower actual decommissioning costs at closed sites than previously estimated.

For the year ended December 31, 2001, the Company recorded a $13 million impairment charge related to intangible assets, primarily completed technology obtained through prior acquisitions and a $12 million goodwill impairment charge.

We adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Goodwill related to acquisitions prior to July 1, 2001 continued to be amortized through December 31, 2001. Goodwill related to acquisitions subsequent to June 30, 2001 was not amortized. As a result, we have ceased amortizing goodwill. No goodwill impairment charges were required upon transition to SFAS No. 142. Additionally, on October 1, 2002 and 2003, the date of the annual impairment review, we determined that no goodwill impairment charges were required.

We cannot predict the occurrence of future impairment triggering events nor the impact such events might have on these reported asset values. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base.

Restructuring Activities

Beginning in 2000 and through 2003, we announced plans to reduce our workforce, discontinue product lines, exit businesses and consolidate manufacturing operations. We initiated these plans in an effort to reduce costs and simplify our product portfolio. Exit costs primarily consist of facility closure costs. Employee separation costs consist primarily of severance payments to terminated employees. At each reporting date, we evaluate our accruals for exit costs and employee separation to ensure that the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from our company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. We reverse accruals to income when it is determined they are no longer required.

Deferred Tax Asset Valuation

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. If we continue to operate at a loss or are unable to generate sufficient future taxable income in the respective tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate and an adverse impact on operating results.

Our operating results have been included in Motorola’s consolidated United States federal and state income tax returns, as well as in certain foreign jurisdictions. The provision for income taxes in these combined financial statements has been determined on a separate return basis. Pursuant to SFAS No. 109, we are required to assess our deferred tax asset and the need for a valuation allowance on a separate return basis, and exclude from that assessment the utilization of all or a portion of those losses by Motorola under the separate return method. This assessment requires considerable judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors. As we have incurred cumulative losses in the United States, and to a lesser extent, certain foreign jurisdictions, over a three-year period commencing in 1998, we have not recognized tax benefits for these operating losses generated during the periods subsequent to 1998, as it is believed we are precluded from considering the impact of future forecasted taxable income pursuant to the provisions of SFAS No. 109 in making our assessment whether it is more likely than not that all or a portion of our deferred tax assets may be recoverable. At December 31, 2003 we recorded valuation allowances of $818 million against deferred tax assets of $894 million. To the extent that Motorola has utilized a portion of our operating losses in their consolidated returns, we have been reimbursed for the utilization of those losses through April 3, 2004. Such reimbursement is considered a capital contribution and is reflected as an increase to business equity in the accompanying combined financial statements.

Inventory Valuation Methodology

Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory. In estimating our obsolescence, we utilize our backlog information for the next 13 weeks as well as projecting future demand.

We balance the need to maintain strategic inventory levels to ensure competitive delivery performance to our customers with the risk of inventory obsolescence due to rapidly changing technology and customer requirements. We also consider pending cancellation of product lines due to technology changes, long life cycle products, lifetime buys at the end of supplier production runs, business exits and a shift of production to outsourcing.

If actual future demand or market conditions are less favorable than those projected by our management, additional inventory writedowns may be required.

Recent Accounting Pronouncements

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” Statement 150 requires that certain financial instruments with characteristics of both liabilities and equity be classified as a liability. In November 2003, the FASB deferred application of certain provisions of Statement 150 through FASB Staff Position (FSP) 150-3 which eliminates the disclosure requirements for certain mandatorily redeemable instruments and prohibits early adoption for instruments within the scope of the deferrals established by FSP 150-3. As a result of FSP 150-3, we do not expect the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (FIN 46),” and in December 2003, issued a revision to FIN 46. FIN 46R is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. Interpretation 46R requires “variable interest entities” as defined to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46R is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003. We are not the primary beneficiary of any variable interest entities created after February 1, 2003. The final adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

BUSINESS

Our Company

We are a leading global semiconductor company focused on providing embedded processing and connectivity products to large, high-growth markets. Our net sales for the first half of 2004 were $2.9 billion, and for the year ended December 31, 2003 were $4.9 billion. We currently focus on providing products to the automotive, networking and wireless communications industries. A common attribute of our success in each of these target industries is our ability to offer families of embedded processors. In their simplest forms, embedded processors provide the basic intelligence for electronic devices and can be programmed to address specific applications or functions. Examples of our embedded processors include microcontrollers, digital signal processors and communications processors. Gartner Dataquest estimates that, from 1997 to 2003, we sold over $20 billion of embedded processors, leading the market. Our data shows that we have shipped approximately 5 billion embedded processors over this period.

In addition to our embedded processors, we offer our customers a broad portfolio of complementary devices that provide connectivity between products, across networks and to real-world signals, such as sound, vibration and pressure. Our complementary products include sensors, radio frequency semiconductors, power management and other analog and mixed-signal integrated circuits. Through our embedded processors and complementary products we are also able to offer customers complex combinations of semiconductors and software, which we refer to as “platform-level products.” We believe that the ability to offer platform-level products will be increasingly important to long-term success in many markets within the semiconductor industry.

Our Industry

Semiconductors, also referred to as chips, are the key building blocks used to create electronic products and systems. Semiconductors perform a variety of functions, such as processing data, storing information and converting or controlling signals. With advances in semiconductor technology, the functionality and performance of semiconductors have increased while the size, weight, power requirements and unit costs have decreased. The result of these advances has been to increase the proliferation of electronic content in an increasing array of products. According to the Semiconductor Industry Association, the semiconductor market grew from $18 billion in 1983 to $166 billion in 2003, representing a compound annual growth rate of 11.7%. The semiconductor market is expected to continue to grow over the long term, although at a reduced rate when compared to historical levels. The Semiconductor Industry Association expects that, despite expected industry growth of 29% in 2004, the growth rate over the long term for the semiconductor industry will be in the 8% to 10% range going forward. However, we believe that we are focused on products and industries that have the potential to offer above-market growth opportunities.

Classifications of Semiconductors

Semiconductors vary significantly depending upon the specific function or application of the end product in which the semiconductor is embedded. The following chart provides an overview and description of the major classifications of semiconductors:

Within these classifications, semiconductors vary significantly depending upon a number of technical characteristics. Examples of these characteristics include:

•	Degree of Integration. “Integration” refers to the extent to which different elements are combined onto a single chip. Customers today are increasingly demanding higher degrees of integration from their semiconductor suppliers, resulting in more products that combine analog, digital, and memory circuitry onto a single chip. These types of semiconductors are often referred to as systems-on-a-chip.

•	Customization. “Customization” refers to the extent to which a semiconductor has been customized for a specific customer or application. Standard products are semiconductors that are not customized and can be used by a large number of customers for numerous applications. In addition, some standard products, such as microcontrollers, can be customized by using software rather than by changing the device hardware. Changing the device hardware can be a time-intensive and costly process. Customized semiconductors, also referred to as application specific integrated circuits, are made to perform specific functions in specific applications, sometimes for a specific customer.

•	Process Technology. Semiconductors are manufactured by using different process technologies, which can be likened to “recipes.” The process technology utilized during manufacturing impacts a semiconductor’s performance for a given application. In the 1970’s, the two most common process technologies used were bipolar and complementary metal-oxide-silicon (CMOS). While bipolar and CMOS processes continue to be used today, new process technologies and new materials have also been introduced as semiconductor technology has advanced. These new process technologies and new materials include BiCMOS (a hybrid of bipolar and CMOS for mixed-signal applications), silicon germanium and silicon on insulator, among others. In addition, as semiconductor materials science has evolved, the minimum feature sizes in each new process technology continue to decrease. This reduces the size and, generally, unit cost of semiconductors made with the new process technology. Leading edge process technology today typically refers to a minimum feature size of 0.13 micron, or 130 nanometers. We believe that the next reduction in feature size will be to 0.09 microns, or 90 nanometers. Each new reduction in feature size generally takes 18 to 24 months to develop and can cost $200 million to $300 million in research and development expense.

Recent Trends in the Semiconductor Industry

There are a number of trends that are currently having an impact on the semiconductor industry:

•	Evolution of Business Models Related to Manufacturing. Historically, the semiconductor industry was comprised primarily of integrated device manufacturers that both designed and manufactured products using manufacturing resources that they owned. The 1980’s saw the emergence of new types of semiconductor companies that continue to comprise a meaningful portion of the semiconductor industry today. These companies include independent foundries, such as Taiwan Semiconductor Manufacturing Company Limited (TSMC), followed by fabless semiconductor suppliers (or companies that do not own manufacturing facilities). The independent foundries tend to have strong manufacturing capabilities, but often do not have the accumulation of the intellectual property or process technology of long-established integrated device manufacturers. In recent years, the scale associated with 300 millimeter manufacturing facilities has made investments in new manufacturing facilities prohibitive for all but the largest semiconductor companies. As a result, these same factors have driven integrated device manufacturers to explore the use of outsourcing, partnerships, and other new manufacturing arrangements in order to accommodate these trends. These integrated device manufacturers offer a significant revenue opportunity, as well as substantial process technology and intellectual property, to the foundries.

•	Increasing Product Development Costs. The investment required to design and to bring to market a new advanced semiconductor device has increased significantly, largely due to increased device complexity, advances in process technology and rising tooling costs in the manufacturing process. For example, according to the Semiconductor Industry Association, the cost to develop a semiconductor product at 0.13 micron is over $20 million. Accordingly, in order to achieve a comparable return on investment, the revenues required for a new device have grown proportionately. We believe that, in order to respond to this trend, electronic product and system manufacturers will increasingly adopt software-programmable semiconductors, such as embedded processors. Software-programmable semiconductors are customized through software, rather than through hardware, and can be programmed to address various applications or to provide selected features. Software-programmable semiconductors offer customers significant benefits over application specific integrated circuits or other non-programmable products, including the following:

•	flexibility, as the customization of the devices is performed through software as opposed to hardware;

•	ability to carry lower levels of inventory, as a single device can be programmed to address multiple features or applications;

•	improved cost-effectiveness, as a single semiconductor design can be used for numerous customers and applications, thereby leveraging the development costs over a broader customer base;

•	reduced time to market, as the customer does not have to design and manufacture a fully custom semiconductor to address its processing requirements; and

•	lower overall risk, as the hardware functionality of the semiconductor typically has been proven prior to purchase.

•	Globalization and Concentration of the Customer Base. The customer base for semiconductor manufacturers has become both more global and more concentrated. Leading original equipment manufacturers continue to garner significant market share and thus increase their leverage over suppliers. Similarly, original equipment manufacturers have also sought ways to reduce both their design and manufacturing costs. Accordingly, original equipment manufacturers have increasingly turned to original design manufacturers and to contract manufacturers to provide products and services in lower cost regions, particularly in Asia. As design resources at original design manufacturers and contract manufacturing customers are limited, these customers often favor platform-level products over individual components, which enable them to reduce their time to market, development costs, and risk associated with the new product introductions, over individual components. Going forward, we believe that it will continue to be critically important to work closely with both leading original equipment manufacturers and emerging original design manufacturers, as these customers influence significant purchasing decisions for a large portion of their respective markets. We also believe that the ability to service a global supply chain with a broad product portfolio, including platform-level products, is an additional element that will be essential for long-term success.

Our Strengths

Given the trends that are currently having an impact on the semiconductor industry, we believe that flexible manufacturing resources, a strong intellectual property position, a global presence, broad product lines, software- programmable products and platform-level products will be key competitive differentiators. We believe that we have many of the attributes that will be necessary for long-term success in the industry, including the following:

•	Established embedded processor expertise and leadership. We have the ability to create, establish, maintain and extend our embedded processor architectures and platforms across our target industries and across our business portfolio. In addition, we have strength in embedded processor-based system-on-a-chip integration with multiple processor cores, memory types and both analog and digital technology.

•	End-market and applications expertise. Our historical relationships with both many of Motorola’s businesses and leading external customers have enabled us to accumulate both relevant and deep market and applications expertise, particularly in the areas of automotive applications, wireless products such as cellular handsets, and wireless and telecommunications infrastructure equipment such as cellular base stations. This enhances our ability to create compelling product families and platform-level products that address the challenges our customers face in their respective industries.

•	Technology and intellectual property leadership. As a result of our history of innovation, we believe that we have industry leading technology and competitive advantages in a number of areas, such as in our cellular handset platforms, our silicon-on-insulator process technology, our magnetoresistive random access memory and our microprocessor and digital signal processor performance. Our intellectual property is further supported by our portfolio of over 4,900 patent families, which have been assigned to us by Motorola prior to our initial public offering. A patent family includes all of the equivalent patents and patent applications that protect the same invention, covering different geographical regions. We believe that our intellectual property benefits us in a number of ways, including:

•	positions us to develop highly integrated semiconductors for current and future system-on-a-chip applications;

•	allows us to obtain design or process intellectual property from others at terms advantageous to us to enhance our internal development efforts; and

•	generates revenue from licensing our intellectual property to other semiconductor companies.

•	Differentiated approach to manufacturing, allowing for both process technology expertise and flexible manufacturing capacity. We believe that it is critically important to own a leadership process technology road map, as well as to have preferential access to manufacturing assets to ensure security of supply to customers. However, we also believe that the cost of technology ownership and advanced manufacturing capacity require that internal capabilities be supplemented by external partnerships to reduce the cost and risk of new investments. This is the essence of our asset-light strategy. We benefit from our alliances with third parties, such as TSMC with whom we have technology cooperation and manufacturing relationships. We also benefit from the shared development efforts of our jointly funded alliance in Crolles, France with STMicroelectronics and Philips Electronics for process technology development extending to 32 nanometers as well as a shared 300 millimeter wafer manufacturing facility. TSMC also participates in the process technology development aspects of the Crolles alliance.

•	Long-term global customer and supporting third-party relationships. We enjoy long-standing and strong relationships with customers in each of our three target industries. As a result of the duration and success of our efforts with market leaders in each of our target industries, we believe we are a leading provider of embedded processors to these customers. We have also developed a significant network of third parties that provide support for our products to our customers, including design tools, software, platform-level designs and complementary products. Our relationships result in closer alignment with our customers, deeper systems knowledge and insight into the challenges that our customers face.

Our Strategy

We intend to enhance our position as a leading global semiconductor company by continuing to apply the following strategy:

•	Focus on large, high-growth market opportunities where we can apply our intellectual property and technology capabilities. While we intend to continue to focus on delivering unique products based on our core competencies in embedded processing and connectivity across our three target industries, we also plan to expand our presence in related large and high-growth markets where we can apply the broad technology and embedded processing capabilities that we have developed for our target industries. For example, we are applying our networking capabilities into areas such as passive optical networking and wireless local area network (WLAN) access points. We are also applying our wireless expertise into handheld gaming, toys and machine-to-machine communications networks. Similarly, we are extending our automotive expertise in embedded control, power management and sensors into underrepresented markets such as appliances, robotics, computer peripherals and toys.

•

Evolve our asset-light strategy and continue to improve our manufacturing and operational efficiencies. We believe that we have taken significant steps to improve our manufacturing efficiencies through the adoption of our asset-light manufacturing strategy. This strategy focuses our internal manufacturing capacity selectively on leading edge, differentiated or specialty process technologies, while supplementing our internal resources with capacity for standard process technologies available from third party foundries. From December 2000 through July 3, 2004, we reduced our manufacturing facilities from 22 to nine and reduced the number of manufacturing employees by approximately 8,300. In 2002, we expanded our relationship with TSMC, the industry’s largest semiconductor foundry. TSMC is headquartered in Taiwan and provides us with long-term capacity based on compatible process technologies. On January 16, 2004, we sold our 200 millimeter Tianjin wafer fabrication factory to Semiconductor Manufacturing International Corporation (SMIC). Finally, as part of our asset-light strategy, we continue to seek partnerships to share the cost of developing future generation process technologies. For example, in 2002, we entered into a five-year jointly funded alliance with STMicroelectronics and Philips Electronics in Crolles, France to share the cost of developing advanced CMOS process technology that extends down to 32 nanometers and includes the development of 300 millimeter manufacturing technology. This alliance provides us with a process technology road map and

300 millimeter manufacturing capacity at a significantly reduced cost. This provides significant strategic flexibility going forward, allowing us to evolve our manufacturing infrastructure to respond to changes in the industry environment. We expect that our agreements with STMicroelectronics, Philips Electronics, TSMC and SMIC will be assigned to us prior to the distribution.

We intend to increase manufacturing capacity at our existing facilities to a level that optimizes loadings and balances the risk of market fluctuations, but not to the peak forecasted demand that we have tried to meet in the past. We also intend to continue to explore ways to improve both our manufacturing and operational efficiencies, as part of our effort to enhance financial returns over time.

•	Continue to develop high value-added, proprietary products. We believe that pursuing high value-added, proprietary products will allow us to increase our sales and our gross and operating margins. For example, in WMSG, we introduced our Innovative Convergence® platforms that are intended to reduce the development time for our customers of 2G, 2.5G, and 3G cellular handset products. In TSPG, our differentiated microcontroller products for automotive powertrain management applications continue to gain market share. In NCSG, we continue to add to our communications processor family (PowerQUICC™), with the introduction of a third generation of products and the addition of new features, such as security. We intend to continue to increase our portfolio of high value-added, proprietary product offerings.

•	Continue to build upon our strong foundation of intellectual property. We intend to continue to invest in research and development to enable us to continue to offer high quality, differentiated, and cost-effective products to our customers. We believe that our investments in research and development are essential to maintaining our competitive advantages. Where appropriate, through development and licensing agreements with third parties, we intend to reduce our research and development costs, add to our license and royalty streams and focus our resources on those areas that provide the most value to our customers.

•	Increase our breadth and depth of customer relationships. We generally target customers that are leaders in the industries in which our products are used as well as companies that we believe will be future leaders in those industries. As these customers represent a significant share of the market opportunity, we believe that this approach provides us with the ability to best leverage our investments in research and development and to continually develop products that address market needs. In addition, because a number of our existing or targeted customers have historically competed with other divisions of Motorola, we believe that they may have felt constrained by our relationship with Motorola. Through our separation from Motorola, we fully intend to capitalize on our new status as a stand-alone company to increase both the breadth and depth of our customer relationships and decrease our dependency on Motorola.

Products and Applications

We design, develop, manufacture and market a broad range of semiconductor products that are based on our core capabilities in embedded processing. In addition, we offer customers differentiated products that complement our embedded processors and provide connectivity, such as sensors, RF semiconductors, and power management and other analog and mixed-signal semiconductors. Our capabilities enable us to offer customers a broad range of product offerings, from individual devices to platform-level products that combine semiconductors with software for a given application.

We are organized into three primary business groups: Transportation and Standard Products Group (TSPG), Networking and Computing Systems Group (NCSG), and Wireless and Mobile Solutions Group (WMSG). These groups are primarily applications-focused, although TSPG also includes standard products sold into a wide variety of end markets. In addition to these three groups, we operate a hardware and software development tools business, Metrowerks, that complements our semiconductor products.

The following table gives an overview of some of the principal products and applications of each of our three primary business groups, as well as our largest end customers for each group based on sales for the year ended December 31, 2003:

	Principal Products	Key Applications	Largest End Customers
Transportation and Standard Products Group	• Microcontrollers (8-bit, 16-bit, 32-bit) • Embedded microprocessors • Analog and mixed-signal integrated circuits (such as switches, power management devices, motor control devices) • Sensors	• Automotive • Consumer devices • Industrial • Computer peripherals	• Bosch • BMW • Continental Teves • DaimlerChrysler • Delphi • Hewlett-Packard • Motorola • Siemens • Visteon

Networking and Computing Systems Group	• Communications processors • Host computing processors • Digital signal processors • Radio frequency components • Timing and interconnect devices • Network processors • Network multimedia devices	• Wireless infrastructure • Enterprise switching and routing • Network access and aggregation • Computing • WLAN gateways	• Alcatel • Apple • Cisco • Ericsson • Fujitsu • Motorola • Nokia • Nortel • Powerwave

Wireless and Mobile Solutions Group	• Platforms for cellular handsets and other products • Baseband components • Radio frequency components • Applications processors	• Cellular handsets • Personal digital assistants • Global positioning systems • Mobile gaming devices • Ultra wideband connectivity • Machine-to-machine communications	• Alcatel • Motorola • Nintendo Co., Ltd. • QUALCOMM • Siemens • Sony Corporation • TCL Mobile Communication Co., Ltd. • Groupe SAGEM

Transportation and Standard Products Group (TSPG)

TSPG Overview

TSPG is a global leader in the design, manufacturing and marketing of the key components of embedded control systems. These components include embedded processors (microcontrollers, embedded microprocessors and digital signal processors), sensors and analog and mixed-signal integrated circuits. According to The Information Network, in 2003 we were the second largest supplier of microcontrollers and embedded microprocessors with a 16% global market share. Gartner Dataquest reports that we were the leading supplier of both 8-bit and 32-bit microcontrollers in 2003, with 15% and 20% global market share respectively. We provide comprehensive product offerings, including development tools, application support, training, documentation and platforms, enabling our customers to rapidly go to market.

Embedded control systems are found in a number of applications. For example, TSPG products can serve as the “brains” of automotive control systems, from wipers that respond to the intensity of rainfall to engine management systems that have significantly reduced exhaust emissions and fuel consumption while giving drivers enhanced performance. TSPG products can make printers operate more quickly and can wirelessly communicate mouse clicks to a computer. TSPG products can monitor food temperature in fast food restaurants and temperature in industrial equipment. They are found in homes in places such as remote controls, microwave ovens, thermostats and toys.

Primary application areas for TSPG products are:

•	automotive (for use in airbags, anti-lock braking systems, comfort, engine management, instrument cluster, navigation, tire pressure monitoring and radio);

•	consumer (for use in alarm systems, audio systems, home appliances, remote controls and toys);

•	industrial (for use in electronic motor control, manufacturing process control, measuring equipment and point-of-sale equipment); and

•	computer peripherals (for use in displays, keyboards, mice and printers).

In 2003, over 65% of TSPG’s sales were generated from automotive applications.

Representative Automotive Applications

TSPG Market Opportunity

TSPG addresses the markets for microcontrollers, analog and mixed-signal semiconductors and sensors as well as portions of the embedded microprocessor and digital signal processor markets. Automotive, industrial, consumer and computer peripherals are the primary application areas for TSPG’s products. The growth in TSPG’s product segments is driven by industry trends towards: “smarter” embedded products that sense their environment and respond intelligently; programmable solutions for greater customer flexibility; and higher integration for enhanced performance and improved system costs. Below are the 2003 market sizes for two of our key product areas, according to IDC:

Product Segment	2003 Market Size
Microcontrollers and embedded microprocessors	$12.2 billion
Analog and mixed-signal integrated circuits	$26.4 billion

We believe that the automotive industry, which currently represents the largest portion of TSPG sales, is an attractive market given its consistent long-term growth profile, its longer product life cycles and its lower degree of variability when compared to most other semiconductor markets. Semiconductor growth in this market is driven only to a small degree by vehicle production and is instead primarily driven by the increasing electronic content in vehicles, particularly in the areas of safety, powertrain management, comfort and entertainment features. Also driving growth in this market is the replacement of mechanical systems with electronically controlled systems. Examples are the replacement of manually operated car windows, the replacement of hydraulic power steering with electric power steering, and, in the future, the replacement of hydraulic brakes with electronic “brake-by-wire” systems. According to Strategy Analytics, the automotive semiconductor market was $13.1 billion in 2003, and we held 13% global market share, leading the market. In addition, according to Strategy Analytics, we were the leading supplier of embedded processors for automotive applications with 32% share.

The industrial, consumer and computer peripheral industries also represent significant growth opportunities for TSPG. Our TSPG strategy is to expand our portfolio of both general purpose and application specific products for the industrial, consumer and computer peripheral markets. The diverse customer and application base this creates is a strength of TSPG’s business.

TSPG Principal Products

•	Microcontrollers. Microcontrollers are computers on a chip, integrating all the major components of a computing system onto a single integrated circuit. Typically, this includes a programmable processor core, memory, interface circuitry for input and output and other components. Microcontrollers are the “brains” of many electronic applications, controlling electronic equipment or analyzing sensor inputs. Microcontrollers are used in a broad range of applications. We believe that the average person will encounter over 300 per day by 2005. To cover a wide range of applications, we offer a large portfolio of microcontrollers with different processing performance levels, different memory sizes and different combinations of input or output circuitry. One commonly used categorization for microcontrollers is the number of bits processed in parallel by the microcontroller. We offer 8-bit, 16-bit and 32-bit microcontrollers.

•	Embedded Microprocessors. Embedded microprocessors are very similar to microcontrollers except that they do not integrate the memory storing the software program. The most common reason for not integrating the program memory is that the required memory size is too large to be economically included on the same chip as the processor. As such, the systems employing embedded microprocessors tend to be high performance applications requiring large memories and high processing performance. Accordingly, most of our embedded microprocessors are 32-bit. Examples of applications using our embedded microprocessors include automotive telematics systems (which combine computing capabilities with wireless systems), printers and industrial control systems.

•	Analog and Mixed-Signal Integrated Circuits. Our analog and mixed-signal integrated circuits perform one or more of a number of functions, including driving actuators (such as motors, valves, lights and speakers), providing power to the electronic components in a system, filtering or amplifying signals and providing the voltage and current for communications. These integrated circuits are highly engineered, integrated products combining logic, analog and power circuits. Examples of these products include our Extreme Switch products for the switching of very high currents in automotive and industrial applications, power management integrated circuits for handheld consumer applications used to maximize battery life, and semiconductors that interface with communications networks.

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Sensors. We supply semiconductor-based sensors and according to Gartner Dataquest, held the third largest market position in 2003 with 10% share. The two major categories of semiconductor-based sensors that we provide are pressure sensors and inertial sensors. Pressure sensors measure the pressure of gases or liquids. For example, automotive engine management systems require the measurement of air pressure to optimize the combustion process. Other applications include blood pressure measurement, water level sensing in washing machines and tire pressure monitoring systems. Inertial sensors measure acceleration and gravitational fields. A common application for inertial sensors is in airbag systems to detect crashes. We have also recently launched a family of low-g inertial sensors, which can be used for non-automotive applications, such as measuring the vibration of washing machines, gauging running speed and distance in running shoes, or detecting “free fall” in handheld devices to trigger mechanisms that protect disc drives.

TSPG Strengths

We believe our key competitive strengths include:

•	our technology leadership relating to microcontroller and embedded microprocessor performance, embedded memory, micromachining used to manufacture sensors and the ability to integrate analog and power functions;

•	our system-on-a-chip design methodology for hyper-integration (which is the integration of unique and dissimilar technologies) of complete products;

•	our established base of processor architectures and associated support tools;

•	our applications and systems knowledge; and

•	a legacy of working with leading automotive customers.

TSPG Growth Drivers

We are focused on three initiatives that we believe will drive our future revenue growth:

•	grow our revenue base in high-growth, emerging markets, such as China and Latin America;

•	capitalize on the expanding semiconductor content in automotive vehicles, including high-growth applications such as navigation, remote automobile diagnostics and safety, digital radio, tire pressure monitoring and the replacement of mechanical and hydraulic systems with electronic systems; and

•	broaden our product portfolio and our target industries, particularly in the areas of industrial and consumer electronics, where our competencies in embedded processing, analog and mixed-signal design and sensors provide the opportunity to create differentiated and high value-added products.

Networking and Computing Systems Group (NCSG)

NCSG Overview

NCSG designs, manufactures and markets embedded processors and complementary connectivity products for the wired and wireless networking and computing markets. We offer semiconductors that facilitate the transmission, switching and processing of data and voice signals within communications systems. Our products support multiple communications standards and protocols, security features, network processing and broadband access devices. These products are used in four major types of equipment:

•	network access equipment (such as WLAN access points, gateways and cable television set-top boxes);

•	network communications equipment (such as switches and routers for data and voice traffic);

•	wireless infrastructure equipment (such as cellular base stations); and

•	computing equipment (such as desktop and laptop computers, networked storage, gaming, and media hard copy devices).

Our PowerQUICC™ family of communications processors is one of the key offerings of NCSG, typically generating between 30% and 40% of NCSG sales.

NCSG Market Opportunity

The communications semiconductor market is driven largely by demand for high-speed access to communications networks. As the number and types of devices accessing communications networks continues to expand and as multimedia applications, which use larger amounts of network capacity, proliferate, the demand for bandwidth and high-speed communications equipment is expected to grow. An example of the type of application driving greater network access rates is WLAN access points that require both processing and advanced security features at the point of access to protect the data being transmitted as well as the integrity of the network being accessed. According to IDC, in 2003 the market for application-specific semiconductors for wireline applications was $5.4 billion. Within this market, according to IDC, we were the leader in communications processors with 55% market share in 2003. In addition, according to ABI Research, in 2003, we were the leader for radio frequency power wireless products for cellular base stations.

NCSG Principal Products

•	Communications Processors. Communications processors are programmable semiconductors that perform tasks related to control and manipulation of digital data, as well as network interfaces. They are designed to handle tasks related to data transmission between nodes within a network and the manipulation of that data upon arrival at its destination. In addition, communications processors have the ability to convert data into and out of various communications protocols. Our communications processors generally include our PowerQUICC™ family of processors. We sell our communications processors primarily for use in network and wireless access and customer premise equipment applications. We also sell communications processors to customers for control and processing functions in a variety of media and data storage applications, as well as for applications requiring security features, such as virtual private networks that we enable through our encryption techniques.

•	Host Processors. Host processors are programmable devices that are designed to be scalable in terms of performance in order to meet the highly diverse needs of products ranging from desktop and laptop computer central processing units to high-performance, highly integrated embedded microprocessors. The PowerPC™ microprocessor architecture cost-effectively provides strong processing performance, high degrees of integration, reduced power consumption and a broad set of development tools.

•	Digital Signal Processors. Digital signal processors are special-purpose microprocessors that can perform arithmetic calculations, such as addition and multiplication, very rapidly on a real-time basis. Digital signal processors for networking applications are used in products that require high performance calculations, such as voice compression (the conversion of voice signals into data packets) and the conversion of analog signals into digital signals at very high speeds. The performance of digital signal processors is measured by the number of multiply-accumulate cycles (MAC) that the product can execute per unit time. We believe that our recently introduced digital signal processor based on our jointly-developed StarCore® technology has one of the highest MAC ratings of any programmable digital signal processor available today. This technology for networking applications provides strong processing power that enables developers to create next generation networking products that offer tremendous channel densities (more communications channels per chip), while maintaining system flexibility, scalability, and upgradeability. See “—Products and Applications—Networking and Computing Systems Group (NCSG)—NCSG Key Partnership” for additional information regarding our StarCore® joint venture.

•	Radio Frequency Devices. We sell radio frequency devices used to transmit and receive signals in wireless infrastructure products, which primarily include 2G, 2.5G, and 3G cellular base stations and cellular base transceiver stations. Our radio frequency devices include base station integrated circuit drivers, base station module pre-drivers, and radio frequency high-power transistors. These products amplify the analog signal output from a radio transceiver in preparation for transmission as a high-powered radio frequency signal over a wireless network.

•	Timing and Interconnect Devices. We provide a complete product line of clock devices for our customers’ system timing needs. We believe our portfolio of clock devices is one of the broadest in the industry. In addition, we offer several interconnect products, such as serializer/deserializer products that convert data streams between parallel and serial forms. These devices are used for high-bandwidth intra-system communications between chips across a board, through a backplane (a board with slots into which other boards can be plugged) or over cables.

•	Network Processing Devices. Network processors are programmable devices that process packets of data and control how that data is sent over a network such that the data retains its quality and integrity without interfering with other data traffic on the network. We offer supporting software with our network processor products, and our customers often add their own supporting software as well. We also provide traffic management co-processors that can accommodate multiple communications protocols in combination with our network processing devices, which enable our customers to implement comprehensive solutions with predictable levels of performance, or quality of service. Our traffic management co-processors provide support for virtually any networking protocol, enabling quality of service management functions to be applied to virtually any traffic type.

•	Networked Multimedia Devices. We offer a range of products designed to improve the performance and to reduce the size and cost of multimedia delivery applications in the home. These products include single chip cable tuners for set top boxes, televisions, VCRs and cable modems. We also sell RF modulators that handle sound signals so they can be fed into a television antenna for applications such as set top boxes, DVD players and recorders, VCRs and games stations. We provide multi-channel television sound stereo encoders which solve an industry problem of preserving sound quality in surround sound and other audio systems found in set top boxes, DVD players and recorders, VCRs and games stations.

NCSG Strengths

We believe our key competitive strengths include:

•	our product performance, as measured by speed, power requirements, reliability, competitive features and pricing;

•	our broad range of product offerings;

•	our established communications processing, high power radio frequency, encryption and connectivity technology expertise; and

•	our well-developed network of independent third-party suppliers that provides tools, software, reference designs (designs incorporating a board, semiconductors, software and, in some cases, the product casing) and other complementary products to our customers.

NCSG Growth Drivers

We are focused on four initiatives that we believe will drive our future revenue growth:

•	continue to focus on leading original equipment manufacturers and to increase our market share at these accounts;

•	leverage our intellectual property portfolio to create new cost-effective and differentiated products for our customers;

•	create high value-added platform-level products in high-growth segments of our market that incorporate devices, software and reference hardware; and

•	continue to build our network of third-party suppliers to provide our customers with tools, software and services that support the use of our products.

NCSG Key Partnership

We founded and are an investor in StarCore LLC, a joint venture with Infineon and Agere. We expect that the joint venture and related agreements in connection with this joint venture will be assigned to us prior to the distribution. This joint venture was established to proliferate the StarCore® architecture as an open digital signal processing architecture with high performance and low power characteristics suitable for high volume consumer, wireless and broadband applications. The original StarCore® digital signal processing architecture was created through a joint development program between our company and Agere. We expect to benefit from the StarCore® relationship by sharing development costs. In addition, as we expect that there will be an extended user base of the StarCore® architecture through this joint venture, we believe that there will be an enhanced network of third-party suppliers that provide software and other resources for the architecture. We are currently in the process of working with StarCore® on the definition of next generation core architecture requirements that will extend our StarCore® family of products.

Wireless and Mobile Solutions Group (WMSG)

WMSG Overview

WMSG designs, manufactures and markets platform-level products and semiconductors used in the design and manufacturing of wireless mobile devices such as cellular phones, smartphones, personal digital assistants (PDAs), two-way messaging devices, global positioning systems, mobile gaming devices and wireless consumer electronics. Our strategy focuses on enabling the proliferation of wireless platforms, applications processors and radio frequency devices. Currently, over 90% of our sales in this group are derived from cellular handsets, with Motorola being our largest end customer, representing approximately 74% of our sales in the first half of 2004 and 69%, 73% and 71% of WMSG’s 2003, 2002 and 2001 sales, respectively. Our next largest end customer represented approximately 17% of WMSG’s sales in the first half of 2004 and 16%, 10% and 8% of WMSG’s 2003, 2002 and 2001 sales, respectively.

As part of our separation from Motorola, we entered into a multi-year purchase and supply agreement through the end of 2006. Under this agreement, Motorola has committed, on behalf of its cellular subscriber businesses, to purchase from us substantially all of its cellular baseband semiconductor requirements (other than cellular baseband products based on code division multiple access technologies which we do not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006. Under this agreement, Motorola will also treat us as a preferred supplier for other semiconductor components required by its cellular subscriber businesses for cellular handset manufacturing. In addition, Motorola has agreed to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from us in connection with their production of cellular handsets for Motorola. Motorola’s obligations are subject to our ability to continue to supply our products on a competitive basis with respect to pricing, timing and features and other customary conditions with respect to capacity, delivery, quality and development. See “Arrangements between Freescale Semiconductor and Motorola—Purchase and Supply Agreement” for further discussion of this agreement.

WMSG Market Opportunity

According to IDC, in 2003 the market for all semiconductors for cellular handsets was $20.1 billion. Much of the growth in this market is expected to be driven by the growing adoption of 3G cellular handsets, which require increased semiconductor content for enhanced multimedia functionality and access to high-bandwidth data networks. According to IDC, in 2003 we were the fifth largest global supplier of semiconductors for cellular handsets with 5% market share. Within the market for cellular handsets, according to IDC, in 2003 we were the sixth largest global supplier of radio frequency transceiver chipsets and the fourth largest global supplier of digital baseband semiconductors with 6% market share in radio frequency transceiver chipsets and 8% market share in digital baseband semiconductors. China has emerged as one of the world’s most active wireless markets in terms of cellular handset design, manufacturing and consumption. We are currently working with several of

China’s largest original equipment manufacturers and original design manufacturers to help them create faster time-to-market products, and we expect to benefit from the strong customer relationships that we are developing in China, as well as with leading original equipment manufacturers in both the Americas and Europe.

WMSG Principal Products

•	Baseband Processors. Baseband processors, typically consisting of an integrated digital signal processor and reduced instruction set computing cores, perform the digital signal processing and control functions required for cellular communications. Digital signal processing and control functions include speech compression and decompression, encoding and decoding and transmission and reception of voice and data signals. In addition, our baseband processors handle other functions, such as the keypad interface, audio control, ringing and display driving.

•	Power Management Semiconductors. Our power management devices control and supply the power to the various subsystems within a cellular handset. In addition, our power management devices handle the requirements for battery charging and audio amplification for the speaker and microphones.

•	Radio Frequency Semiconductors. Our radio frequency semiconductors include both radio frequency transceivers and power amplifiers. Radio frequency transceivers convert the digital signal received from the communications microcontroller to an analog signal in preparation for transmission as a radio frequency signal over a wireless network. These devices also perform the receive function, which includes converting the radio signal to a digital signal and sending that signal to the communications microcontroller. Power amplifiers amplify the signal received from the radio frequency transceiver and transmit the signal over an antenna in the system. Our radio frequency components target a variety of applications, such as cellular handsets, Bluetooth-enabled devices, WLAN and ultra-wideband connectivity. The breadth of our radio frequency technologies enables us to apply the best fit in terms of the cost and performance tradeoffs for each function within a handheld wireless product, helping customers create cost-effective products. Our radio frequency legacy builds on Motorola’s extensive radio frequency and wireless experience, accumulated from over 70 years of developing wireless products, over 50 years of developing semiconductor products and over 20 years as a leader in cellular technology.

•	Applications Processors. Applications processors are used in a variety of applications, such as cellular handsets, PDAs, mobile gaming devices, MP3 players, global positioning systems, and other handheld devices requiring long battery life or utilizing touch-screen technology. These devices consist of a reduced instruction set computing (RISC) core with embedded memory and special purpose hardware and software for multimedia applications. Applications processors handle personal information management functions, such as address book, calendar and mail applications. In addition, the applications processor performs the necessary processing required to encode, decode and display video and audio files. To date, we have shipped over 50 million applications processors to the global cellular and PDA market. Our advanced family of applications processors delivers differentiated technology by generating minimal power drain in wireless products and enabling secure, robust mobile multimedia applications with long battery life.

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Platform-Level Products. In addition to our individual devices, we offer customers comprehensive platform-level products for cellular handsets. We offer platform-level products for leading cellular protocols, including Global Systems for Mobile Communications (GSM), General Packet Radio Service (GPRS), Enhanced Data for GSM Evolution (EDGE), integrated digital enhanced network (iDEN) and Universal Mobile Telecommunications System (UMTS) as well as emerging protocols such as Zigbee and ultra-wideband. Zigbee is a standards-based technology being developed for remote monitoring and control applications that require simplicity, reliability, low cost and low power. Ultra-wideband is a high-bandwidth wireless technology well suited for delivering multimedia wirelessly between computers and other consumer electronics devices. As part of our investment in ultra-wideband, we recently acquired the intellectual property and other assets of a company specializing in ultra-wideband. We intend to continue to invest in research and development for new products, as well as for further enhancements and modifications to our existing platforms.

Through our highly integrated platforms, we are addressing the wireless industry’s need for flexible, scalable platforms that include robust, fully integrated silicon, software and support, which in turn ease the creation of current and next-generation wireless products. Our platform-level products also help reduce the time it takes for original equipment manufacturers to get to market, by shortening the prototyping-to-initial-production cycle by as much as six to 12 months.

WMSG Strengths

We believe our key competitive strengths include:

•	our breadth of product offerings ranging from baseband, power management, radio frequency and application processors to highly integrated cellular platforms;

•	our established embedded processor and radio frequency expertise;

•	our strong intellectual property position based on over 50 years of wireless experience;

•	our legacy of working with a leading handset provider; and

•	our expertise in platform integration, radio miniaturization, wireless security and system-on-a-chip design.

WMSG Growth Drivers

We are focused on four initiatives that we believe will drive our future revenue growth:

•	expand our customer base beyond Motorola for our platform-level products and derive new revenue streams from existing customers with related applications;

•	grow our market leadership in the China semiconductor market for wireless handsets;

•	broaden our revenue from existing products, such as PDAs and mobile gaming devices and expand into new markets for local connectivity devices, smart mobile devices and wireless consumer electronics; and

•	identify new opportunities to increase market adoption of our applications processors.

Metrowerks

Overview

Metrowerks Corporation, our wholly-owned subsidiary, supplies software and hardware development tools that complement our semiconductor products. Metrowerks provides customers with complete products and services that speed and simplify the evaluation and deployment of our semiconductors for the creation of platform-level products in the wireless, networking, transportation and consumer electronics markets. The Metrowerks team works closely with our business groups to create the customer support tools necessary for all of our embedded processor products and to release these tools before the semiconductor product becomes available. This approach is intended to accelerate customer product development and, accordingly, increase customer demand for our products. Metrowerks offers four categories of products and services: software development tools; hardware development tools; services; and Linux products. The products and services that Metrowerks provides are offered as industry-specific solutions that address challenges faced by developers working in these industries.

Metrowerks Principal Products

•	Software Development Tools. Metrowerks’ flagship product line is the CodeWarrior® suite of development tools, which enables customers of our embedded processors to develop the necessary software code that creates the functionality in their system products. The CodeWarrior® line of development tools offers common functionality across the complete range of our embedded processors and platforms. This makes it easier for our customers to switch between our embedded processor families, without having to learn how to use a different development tool environment. Metrowerks also offers software analysis tools that are designed to improve software code quality by allowing developers to view and analyze their applications as they run in real time on target hardware.

•	Hardware Development Tools. Metrowerks offers development boards, reference design boards and related services, such as hardware design, engineering and manufacturing capabilities. These products and services can shorten the development cycle time for our embedded processor customers and accelerate their time to market. Metrowerks shipped more than 47,000 boards for our embedded processor architectures in 2003.

•	Services. Metrowerks’ services offerings include tool customization and integration services, custom software development services, custom hardware design capabilities and managed developer programs. Of particular note are the managed developer programs through which we assist major platform providers in the creation of a community of software developers to help create compelling customer applications that work with their respective platforms. These services are utilized by manufacturers of games consoles, PDAs, set top boxes and cellular handsets. In addition, we also work with major network operators that deploy consumer devices on their networks and wish to create a customized user experience across all their products. Metrowerks has an active developer program with companies such as Sony, Nintendo Company, Ltd., Palm and Sony Ericsson Mobile Communications AB.

•	Linux Tools. We offer professional-grade development tools for embedded Linux environments. We also offer demo board support packages, which include Linux software and related tools, drivers and documentation. Our ability to offer this core Linux software, accompanied by our development tools and embedded processor products as one package, facilitates new product development for customers looking to create products based on a Linux software environment.

Customers, Sales and Marketing

We sell our products worldwide to original equipment manufacturers, to original design manufacturers and to contract manufacturers through our own sales force, agents and distributors. As of July 3, 2004, our internal sales force included approximately 575 sales and sales support personnel and 225 field applications engineers. Our direct sales force is aligned by customer end markets in order to bring dedicated expertise and knowledge to our customers.

We also maintain a network of distributors that have the global infrastructure and logistics capabilities to handle several thousand other customers. Our main global distributors are Arrow Electronics, Inc., Avnet, Inc. and Future Electronics, Inc., complemented by a number of specialty regional distributors who have special relationships with their customers based on their respective collections of product offerings.

We have 69 sales offices located in 24 countries. We believe that it is important to have a large number of sales offices so as to closely align ourselves with the development efforts of our customers, as well as to be able to respond quickly to customer requirements.

We generally target customers who are leaders in industries in which our products are used as well as companies that we believe will be future leaders in these industries. Motorola is currently our largest end customer, comprising approximately 27% of our first half of 2004 sales and 23%, 26% and 23% of 2003, 2002 and 2001 sales. No other end customer represented more than 10% of our sales for these periods. The following nine end customers comprised approximately 31% of our total 2003 sales: Apple, Bosch, BMW, Continental Teves, Delphi, Hewlett-Packard, QUALCOMM, Siemens and Visteon. Sales ascribed to these end customers include purchases made by contract manufacturers that are a result of design wins and purchase decisions by the end customers.

Research and Development

Research and development is critical to our success, and we are committed to maintaining consistent levels of research and development expenditures. Our research and development spending has been approximately $1.0 billion for each of the past three years. Our research and development activities focus on both product and process development. Our product design engineering activities, which constitute the majority of our research and development expenditures, are primarily aligned with our three primary business groups and the areas of focus for these investments are described within the relevant business sections. Our process technology development resources are shared across our three business groups and, in addition, we have shared resources for development in selected areas, such as embedded memory technology, packaging technology and system-on-a-chip design methodology. We believe that this approach allows us to apply our investments in process technology and other selected areas across a broad portfolio of products.

We participate in alliances or other arrangements with external partners in the area of process technology, manufacturing technology and materials development to reduce the cost of development and accelerate access to new technologies. For example, our jointly-funded alliance with STMicroelectronics and Philips Electronics in Crolles, France is focused on the development of advanced CMOS process technology from 90 nanometers down to 32 nanometers on 300 millimeter wafers. This cooperation includes the development of analog, memory and radio frequency capabilities to be implemented in CMOS to enable the production of integrated system-on-a-chip products. TSMC also participates in the process technology development aspects of this alliance. In addition, we have joint development activities with TSMC for adding flash memory technology to basic CMOS for microcontroller manufacture. We are members of Sematech Inc. and the Semiconductor Research Corporation for advanced process development research, a founder member of EUV LLC, a consortium promoting advanced lithography research, and we also collaborate on a number of projects with universities.

Late in the third quarter of 2003, we initiated cost reduction actions to consolidate research and development design centers globally, which is expected to result in improved research and development effectiveness.

As of July 3, 2004, our total research and development staff consisted of approximately 5,300 employees working at 50 sites around the world. Our principal research and development locations include facilities in the United States, Hong Kong, Brazil, China, India, Japan, Romania, Israel, the United Kingdom, France and Germany.

Manufacturing

Our goal is to optimize our manufacturing capacity through a balanced use of internal capabilities, external manufacturing and alliances. We currently manufacture a substantial portion of our volume at our own facilities. However, in the past three years, as part of our asset-light strategy, we consolidated several factories. From 2000 to July 3, 2004, we reduced our number of total manufacturing facilities from 22 to nine, including seven fabs, and reduced the number of manufacturing employees by 8,300. Most recently, on January 16, 2004, we completed the sale of a 200 millimeter wafer fabrication facility in Tianjin, China to SMIC for which we received Series D convertible preference shares and warrants in SMIC. In March 2004, we sold 17% of our holdings in SMIC in its initial public offering. Our remaining investment in SMIC was retained by Motorola.

As part of our asset-light strategy, we utilize a balance of internal and external manufacturing resources for standard CMOS processes and high-volume products. This allows us to maximize cash flow and minimize the risk associated with market fluctuations. For specialty technologies, such as silicon germanium, we will continue to source nearly all of this volume internally. We have relationships with several wafer foundries and assembly and test subcontractors to meet our external sourcing needs. In June 2002, we announced a strategic manufacturing relationship with TSMC for greater access and flexibility of supply.

For advanced technology, we have a five-year jointly funded alliance with STMicroelectronics and Philips Electronics for 300 millimeter wafer fabrication in Crolles, France. We own capacity in this facility as a result of our investment.

We operate nine owned manufacturing facilities, of which seven are wafer fabrication facilities and the remaining two are assembly and test facilities. The locations of these facilities, the types of products they produce and technologies that they support are described in the table below. These facilities are certified to the ISO-9000/14001 international quality standards plus the QS-9000 standard for the automotive industry.

Manufacturing Facilities

Name & Location	Primary User; Secondary User(s)	Representative Products	Technologies Employed	Current/Four* Wall Capacity
WAFER FABS

CS-1, Tempe, Arizona	WMSG; NCSG	• Power amplifiers • Radio frequency switches	• 150 millimeter (mm) wafers • GaAs • ≥ 0.5 micron	• 1000/1000 wafers per week (WPW)

MOS-9, East Kilbride, Scotland	TSPG; WMSG; NCSG	• Flash microcontrollers • Power management • Radio frequency LDMOS transistors • Mixed-signal devices	• 150 mm wafers • CMOS, embedded non-volatile memory (NVM), • ≥0.5 micron	• 9165/9165 WPW

MOS-20, Toulouse, France	TSPG; WMSG	• Power management • Motor controllers • Power semiconductors	• 150 mm wafers • Power CMOS • ≥0.5 micron	• 9500/11500 WPW

TSC-6, Sendai, Japan	TSPG	• Microcontrollers • Sensors	• 150 mm wafers • CMOS, embedded NVM • ≥0.5 micron	• 10000/10000 WPW

MOS-11, Austin, Texas	WMSG; NCSG	• Radio frequency transceivers • Radio frequency amplifiers • Power management • Communications processors	• 200 mm wafers • CMOS, BiCMOS silicon germanium carbon, power CMOS • ≥0.25 micron	• 4425/5500 WPW

Name & Location	Primary User; Secondary User(s)	Representative Products	Technologies Employed	Current/Four* Wall Capacity
MOS-12, Chandler, Arizona	TSPG; WMSG	• Microcontrollers • Power management • Embedded processors	• 200 mm wafers • CMOS, embedded NVM, power CMOS • ≥0.18 micron	• 6155/8600 WPW

MOS-13, Austin, Texas	WMSG; NCSG	• Communications processors • Host processors • Applications processors	• 200 mm wafers • Advanced CMOS, system-on-a-chip • ≥0.09 micron	• 7000/7050 WPW

ASSEMBLY & TEST
KLM, Kuala Lumpur, Malaysia	All	• Communications processors • Host processors • Microcontrollers • Power management • Analog and mixed-signal devices • Radio frequency devices

BAT-3, Tianjin, China	All	• Communications processors • Microcontrollers • Power management • Analog and mixed-signal devices

*	Current capacity refers to the capacity of installed equipment as defined by the number of wafers that initiate the manufacturing process, known as wafer starts, per week. Four wall capacity refers to the maximum potential capacity of a manufacturing facility assuming the facility is fully-equipped as defined by wafer starts per week.

Our manufacturing processes require many raw materials, such as silicon wafers, mold compound, packaging substrates and various chemicals and gases, and the necessary equipment for manufacturing. We obtain these materials and equipment from a large number of suppliers located throughout the world. These suppliers deliver products to us on a just-in-time basis, and we believe that they have sufficient supply to meet our current needs, although it is possible that we could experience inadequate supply due to a sudden worldwide surge in demand. In addition, we sole source a number of our supplies. Should an unexpected event occur at one of these suppliers, our business, financial condition and results of operations could be adversely affected.

Like many global companies, we maintain plans to respond to external developments that may affect our employees, facilities or business operations. Business continuity is very important to us as we strive to ensure reliability of supply to our customers. QS 9000 quality standards, our company standards of internal control, and our company quality standards all require a business continuity plan to effectively return critical business functions to normal in the case of an unplanned event, and our operations are certified to all of these standards. We require our major foundries, assembly and test providers and other suppliers to have a business continuity plan as well.

Our business continuity plan covers issues related to continuing operations (e.g., continuity of manufacturing and supply to customers), crisis management of our business sites (e.g., prevention and recovery from computer, data, hardware and software loss) and information protection. We perform annual risk assessments at each site, review over 1,200 activities, scenarios, risks and actual events, and conduct annual test drills. Generally, we maintain multiple sources of supply of qualified technologies. We also audit our suppliers’ compliance with their plans.

Our Facilities

We intend to locate our principal executive offices at 6501 William Cannon Drive West, in Austin, Texas. We also operate manufacturing facilities, design centers and sales offices throughout the world, some of which are currently shared facilities with Motorola. As of August 2, 2004, we owned 14 facilities, four of which are located in North America and 10 of which are located in other countries. In the aggregate, we lease 113 facilities, 51 of which are located in the Americas and 62 of which are located in other countries. Our total square footage consists of 13 million square feet, of which 11 million square feet is owned and two million square feet is leased. Our lease terms range from monthly leases to 22 years.

The following table describes our facilities:

Region	Description	Principal Locations	Total Owned Square Footage	Total Leased Square Footage
Americas	4 owned facilities, 51 leased facilities	• Austin, Texas • Phoenix, Arizona	6.1 million	1.3 million

Asia	5 owned facilities, 24 leased facilities	• Kuala Lumpur, Malaysia • Hong Kong • Sendai, Japan	2.0 million	0.3 million

Europe, Middle East, Africa	5 owned facilities, 38 leased facilities	• East Kilbride, Scotland • Toulouse, France • Munich, Germany • Tel Aviv, Israel • Nibe, Denmark	2.8 million	0.5 million

As part of our overall strategy to reduce operating costs and improve our financial performance, a number of facilities have either been sold or are currently for sale. Since January 2003, facilities in Irvine, California; Mesa, Arizona; Sendai, Japan; South Queensferry, Scotland; and Tianjin, China were sold with a partial leaseback of the facility in Sendai, Japan. Facilities, or portions thereof including the land, in Austin, Texas; and Richmond, Virginia are currently for sale.

We believe that all of our facilities and equipment are in good condition, are well maintained and are able to operate at present levels.

We have a concentration of manufacturing (including assembly and test) in Asia, primarily in China, Japan, Malaysia and Taiwan, either in our own facilities or in the facilities of third parties. If manufacturing in the region were disrupted, our overall production capacity could be significantly reduced.

Competition

We operate in a highly competitive market. While few companies compete with us in all of our product areas, our competitors range from large, international companies offering a full range of products to smaller companies specializing in narrow markets within the semiconductor industry. The competitive environment is also changing as a result of increased alliances between competitors, and we expect that this will continue to evolve through alliances, strategic acquisitions or other agreements among our competitors. Our competitors may have greater financial, personnel and other resources than we have in a particular market or overall. We expect competition in the markets in which we participate to continue to increase as existing competitors improve or expand their product offerings or as new participants enter our markets. Increased competition may result in reduced profitability and reduced market share.

Our primary competitors are other integrated device manufacturers, such as Infineon, Intel Corporation, Renesas Technology Corporation, STMicroelectronics and Texas Instruments Incorporated. However, our key competition varies to some degree in each of our groups. The following table shows key competitors for each of our business groups:

Transportation and Standard Products Group	Analog Devices, Inc., Bosch, Fujitsu Ltd., Infineon, Microchip Technology Incorporated, NEC Corporation, Philips Electronics, Renesas, STMicroelectronics and Texas Instruments

Networking and Computing Systems Group	Agere, Broadcom Corporation, Conexant Systems Inc., Intel, International Business Machines Corporation, Marvell Technology Group Ltd., PMC-Sierra, Inc., Texas Instruments and Vitesse Semiconductor Corporation

Wireless and Mobile Solutions Group	Infineon, Philips Electronics, QUALCOMM, RF Microdevices, Inc., Skyworks Solutions, Inc., STMicroelectronics and Texas Instruments

We compete in our different product lines primarily on the basis of price, technology offered, product features, quality and availability, warranty, quality and availability of service, time-to-market and reputation.

Our ability to develop new products to meet customer requirements and to meet customer delivery schedules are also critical factors. New products represent the most important opportunity to overcome the increased competition and pricing pressure inherent in the semiconductor industry.

Backlog

Our backlog was $1.4 billion at July 3, 2004, $1.2 billion at December 31, 2003 and $1.1 billion at December 31, 2002. Motorola represented approximately 27%, 33% and 28% of that backlog on each of those respective dates. Orders are placed by customers for delivery for up to as much as 12 months in the future, but for purposes of calculating backlog, only the next 13 weeks’ requirements are reported. An order is removed from the backlog only when the product is shipped, the order is cancelled or the order is rescheduled beyond the 13-week delivery window used for backlog reporting. In the semiconductor industry, backlog quantities and shipment schedules under outstanding purchase orders are frequently revised in response to changes in customer needs. Typically, agreements calling for the sale of specific quantities at specific prices are contractually subject to price or quantity revisions and are, as a matter of industry practice, rarely formally enforced. Therefore, we believe that most of our order backlog is cancelable. For these reasons, the amount of backlog as of any particular date may not be an accurate indicator of future results.

Employees

As of July 3, 2004, we employed approximately 22,000 full-time employees, compared to approximately 23,000 full-time employees at December 31, 2003, 25,000 at December 31, 2002, and 29,000 at December 31, 2001. Approximately 5,300 were dedicated to research and development, 14,300 to manufacturing, 1,500 to selling and marketing and 1,100 to general and administrative functions. By geography, 44% of our employees are located in the United States, 35% in the Asia/Pacific region, 20% in Europe and 1% in all other locations. We believe that our continued success will depend on our ability to attract and retain highly qualified personnel, and we expect that as a stand-alone company we will be better able to offer our employees targeted incentive programs.

Intellectual Property Matters

Protection of our patent portfolio and other intellectual property rights is very important to our operations and has become even more important under our new business model discussed above. We intend to continue to license our intellectual property to third parties. We have a broad portfolio of over 4,900 patent families and numerous licenses, covering manufacturing processes, packaging technology, software systems and circuit design. A patent family includes all of the equivalent patents and patent applications that protect the same invention, covering different geographical regions. These patents are typically valid for 20 years from the date of filing. We do not believe that any individual patent, or the expiration thereof, is or would be material to any of our business groups.

Legal Proceedings

From time to time, we are involved in legal proceedings arising in the ordinary course of business, including tort and contractual disputes, claims before the U.S. Equal Employment Opportunity Commission and other employee grievances, and intellectual property litigation and infringement claims. Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products. Under our agreements with Motorola, we will indemnify Motorola for liabilities related to our business and have assumed these liabilities. Below is a list of material pending legal proceedings in which we are included:

On March 4, 2003, Motorola filed a complaint asserting five patents against Analog Devices in the U.S. District Court for the Eastern District of Texas, Beaumont Division, seeking, among other remedies, monetary damages and injunctive relief. Analog Devices answered and counterclaimed by asserting six patents against Motorola, and by seeking, among other remedies, unspecified monetary damages and injunctive relief. Freescale Semiconductor has been added to the lawsuit as the assignee of the Motorola patents at issue. The litigation involves both circuit and process semiconductor technology. On March 30, 2004, the court set a trial date of August 16, 2004 on five of the patents, three of Motorola’s and two of Analog Devices’. The trial date for the remaining patents has not yet been established. On June 29, 2004, Freescale Semiconductor filed an additional patent infringement lawsuit against Analog Devices in the U.S. District Court for the Eastern District of Texas, Beaumont Division. This new patent suit relates to the currently pending litigation in the same venue by Motorola and Freescale against Analog Devices. The new suit by Freescale Semiconductor involves certain products of Analog Devices that were not allowed to be added to the original Beaumont suit, and preserves Freescale Semiconductor’s damages rights in relationship to three circuit patents. On August 13, 2004, the parties advised the Court that they reached agreement on the terms of a settlement providing for, among other things, dismissal of all the litigation matters. The August 16th trial was canceled, and the parties are finalizing settlement documents for submission to the Court.

Two intellectual property litigation matters are now pending between Motorola and STMicroelectronics and STMicroelectronics NV. On July 1, 2003, Motorola filed a complaint asserting infringement of three patents against STMicroelectronics and STMicroelectronics NV in the United States District Court for the Eastern District of Texas, Beaumont Division, seeking, among other remedies, unspecified monetary damages and injunctive relief. STMicroelectronics answered and counterclaimed by asserting infringement of three patents against Motorola, and seeking, among other remedies, unspecified monetary damages and injunctive relief. STMicroelectronics NV has been served and answered without counterclaiming. On July 18, 2003, STMicroelectronics filed a separate patent infringement suit asserting infringement of three other patents against Motorola in a different Texas federal court, the Sherman Division of the Eastern District of Texas, again seeking, among other remedies, unspecified monetary damages and injunctive relief. Motorola answered the complaint, named and served STMicroelectronics NV, and counterclaimed by accusing STMicroelectronics and STMicroelectronics NV of infringing four additional Motorola patents, seeking, among other remedies, unspecified monetary damages and injunctive relief. The litigation involves both circuit and process semiconductor technology. Discovery is proceeding in both cases. The patents asserted by Motorola have been assigned to Freescale Semiconductor and Freescale Semiconductor has been added to both cases. The Beaumont and Sherman cases have tentative trial dates in February 2005 and November 2004, respectively.

One intellectual property litigation matter is now pending between Micron Technology and Motorola. On January 8, 2004, Motorola filed a complaint asserting infringement of 10 patents against Micron Technology in the United States District Court for the Western District of Texas, Austin Division, seeking, among other remedies, unspecified monetary damages and injunctive relief. Those patents have been assigned to Freescale Semiconductor and Freescale Semiconductor has been added to the lawsuit. On March 15, 2004, Micron Technology answered and counterclaimed by asserting 17 patents against Motorola, and by seeking, among other remedies, unspecified monetary damages and injunctive relief. On March 30, 2004, Micron Technology filed a separate patent infringement suit asserting infringement of seven other patents against Motorola in a different federal court, the United States District Court for the Western District of Wisconsin, again seeking, among other remedies, unspecified monetary damages and injunctive relief. Motorola answered the complaint and counterclaimed by accusing Micron Technologies of infringing five of the same patents that are the subject of the Texas lawsuit seeking, among other remedies, unspecified monetary damages and injunctive relief. On June 10, 2004, the court in the Wisconsin case ordered that the Wisconsin case be transferred to the United States District Court for the Western District of Texas. Discovery is proceeding, but a trial date has not been set.

If we are unsuccessful in resolving any of these proceedings, our operations may be interrupted or we may incur additional costs that could adversely affect our financial condition. However, we do not believe we will be unsuccessful in resolving any of these proceedings.

Other than as described above, we do not believe that there is any litigation pending that should have, individually or in the aggregate, a material adverse effect on our financial position, results of operations, or cash flow.

Environmental Matters

Our operations are subject to a variety of environmental laws and regulations in each of the jurisdictions in which we operate governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety. As with other companies engaged in similar industries, environmental compliance obligations and liability risks are inherent in many of our manufacturing and other activities. In the United States certain environmental remediation laws, such as the federal “Superfund” law, can impose the entire cost of site clean-up, regardless of fault, upon any one among a number of statutory categories of parties, including companies that owned, operated or sent wastes to a site. In some jurisdictions, environmental requirements could become more stringent in the future which could affect our ability to obtain or maintain necessary authorizations and approvals or result in increased environmental compliance costs.

Motorola has been identified as a Potentially Responsible Party at the two facilities identified below, and has been engaged in investigations, administrative proceedings, and/or cleanup processes with respect to past chemical releases into the environment at those facilities. Under our agreements with Motorola, we will indemnify Motorola for liabilities related to our business, including the matters described below, and have assumed these liabilities. Our potential future liability at such sites (excluding costs spent to date) may adversely affect our results of operations.

52nd Street Facility, Phoenix, AZ. In 1983, a trichloroethane leak from a solvent tank led to the discovery of trichloroethylene and other organic compounds in the groundwater underlying our 52nd Street facility in Phoenix, Arizona, which is a federal National Priorities List Superfund site. The Superfund site has been divided into operable units. The first operable unit required Motorola to investigate and perform on-site soil and groundwater remediation. The Environmental Protection Agency (EPA) issued a record of decision for the second operable unit in July 1994. That decision led to a consent decree involving Motorola and another potentially responsible party that required Motorola and the third party to design and implement a remediation plan targeted at containing and cleaning up off-site solvent groundwater contamination. The EPA has not issued a final remedy for either the first operable unit or the second operable unit which leaves open the possibility that there could be additional cleanup costs associated with either unit. The EPA has performed some preliminary investigation into the third operable unit, which is an area extending beyond the boundaries of the area delineated in the second operable unit. A number of additional potentially responsible parties, including Motorola, have been identified at the third operable unit. We are actively working with federal and state agencies to perform remedial action consistent with what we believe to be the appropriate level of responsibility. We believe our responsibility for the third operable unit conditions to be negligible. We are also attempting to resolve the extent of our liability with these agencies and other responsible parties for the entire site.

56th Street Facility, Phoenix, AZ. In 1985, the EPA initiated an inquiry concerning our 56th Street facility in Phoenix, Arizona following the discovery of organic compounds in certain local area wells. The Arizona Department of Environmental Quality assumed primary responsibility for this matter. We voluntarily undertook negotiations with the state to remediate the groundwater contamination, and are currently committed to manage the remediation under the Arizona Department of Environmental Quality’s Water Quality Assurance Revolving Fund Program.

MANAGEMENT

Directors and Executive Officers

Set forth below is information concerning our directors and executive officers. Currently, two individuals, David W. Devonshire and Leif G. Soderberg, are officers of Motorola and are currently serving as directors. We expect that by the time of the distribution, the Motorola representatives on our board of directors will be replaced with additional independent directors.

Name	Age	Position(s)
H. Raymond Bingham	58	Director
David W. Devonshire	59	Director
Stephen P. Kaufman	62	Director
Kevin Kennedy	48	Director
Leif G. Soderberg	50	Director
B. Kenneth West	70	Director
Michel Mayer	44	Chairman of the Board of Directors and Chief Executive Officer
Scott A. Anderson	50	President and Chief Operating Officer
Christopher P. Belden	43	Senior Vice President, Manufacturing
Alan Campbell	46	Senior Vice President and Chief Financial Officer
David M. Doolittle	49	Senior Vice President, Human Resources
Franz Fink	42	Senior Vice President and General Manager, Wireless and Mobile Systems Group
Paul E. Grimme	45	Senior Vice President and General Manager, Transportation and Standard Products Group
Carleton D. Pearl	60	Vice President and Treasurer
David Perkins	42	Senior Vice President and General Manager, Networking and Computing Systems Group
Claudine Simson	51	Vice President and Chief Technology Officer
John D. Torres	45	Senior Vice President and General Counsel

Our Non-Employee Directors

H. Raymond Bingham has been Chairman of the Board of Directors at Cadence Design Systems, Inc., a supplier of electronic design automation software and services, since May 2004. Prior to being named Chairman, he was a Director, President and Chief Executive Officer at Cadence since April 1999. Mr. Bingham previously served as the Executive Vice President and Chief Financial Officer of Cadence from 1993 to April 1999. Mr. Bingham is also a Director of KLA-Tencor Corporation, Oracle Corporation and Onyx Software.

David W. Devonshire has been Executive Vice President and Chief Financial Officer of Motorola since April 2002. From January 2000 to March 2002, Mr. Devonshire was Executive Vice President and Chief Financial Officer of Ingersoll-Rand Company. He was Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company from January 1998 to January 2000. Mr. Devonshire is currently a Director of Roper Industries, Inc.

Stephen P. Kaufman has been a Senior Lecturer of Business Administration at the Harvard Business School since January 2001. From 1986 to July 2000, he served as Chief Executive Officer of Arrow Electronics, Inc., a distributor of electronic components and computer-related products, and from 1992 to June 2002 he served as

Chairman of the Board. Prior to joining Arrow, he served in executive capacities with Midland-Ross Corporation, a manufacturer of electrical, electronic and aerospace products and thermal systems. Prior to Midland-Ross, he was a partner of McKinsey & Co., an international management consulting firm. Mr. Kaufman is also a director of Harris Corporation and KLA-Tencor.

Kevin Kennedy has been Chief Executive Officer of JDS Uniphase, a manufacturer of optical products for communications and industrial, commercial and consumer applications since September 1, 2003, and has served as a Director of JDS Uniphase as well as Chairman of its Corporate Development Committee since October 2001. Mr. Kennedy served as a Director and Chief Operating Officer of Openwave Systems from August 2001 to 2003. Prior to joining Openwave, Mr. Kennedy spent seven years at Cisco Systems, a manufacturer of computer networking systems, last as Senior Vice President of the Service Provider Line of Business and Software Technologies Division. Mr. Kennedy is also a Director of Openwave Systems, Quantum Corporation and Rambus, Inc.

Leif G. Soderberg has been Senior Vice President and Director, Global Strategy and Corporate Development of Motorola since November 2002; Senior Vice President and Director, Corporate Strategy of Motorola from April 2002 to November 2002; Senior Vice President and General Manager, Strategy, Corporate Development and Industry Relations, Personal Communications Sector of Motorola from September 2000 to April 2002; Senior Vice President and General Manager, Systems Solutions Group, Commercial Government and Industrial Solutions Sector of Motorola from December 1998 to September 2000; Corporate Vice President and Director, Strategy and Business Development, Communications Enterprise of Motorola from March 1998 to December 1998; and Corporate Vice President and General Manager, RPG Americas Group of Motorola from December 1996 to March 1998.

B. Kenneth West has been a Senior Consultant for Corporate Governance to TIAA-CREF, a major pension fund company, since 1995. In 1995 he retired as Chairman of Harris Bankcorp, Inc., where he had been employed since 1957. A former Director of Motorola, Mr. West currently serves as Chairman of the National Association of Corporate Directors (NACD) and as a Director of The Pepper Companies, Inc., a privately owned commercial construction company.

Our Executive Officers

The following sets forth information concerning our executive officers. All of our executive officers are appointed by our board of directors.

Michel Mayer was hired on May 17, 2004 to serve as our Chairman of the Board of Directors and Chief Executive Officer. From September 2001 to November 2003, Mr. Mayer served as general manager of IBM Microelectronics, the semiconductor business of International Business Machines Corporation. During that time period, Mr. Mayer also served on IBM’s Worldwide Management Council. Mr. Mayer served in various capacities with IBM from 1984 to 2001, including as general manager of IBM’s pervasive computing division and its networking hardware division, as well as in engineering and product management roles for IBM in both the U.S. and France.

Scott A. Anderson is our President and Chief Operating Officer. Prior to May 2004, he served as our Chief Executive Officer and President. Mr. Anderson was Executive Vice President and President of Motorola Semiconductor Products Sector (SPS) from May 2004 to the time of our initial public offering. From July 2003 to May 2004, Mr. Anderson was Executive Vice President of Motorola and President and Chief Executive Officer of SPS. Prior to July 2003, he was Senior Vice President and General Manager of SPS’s Transportation and Standard Products Group for four years. From 1996 to 1999, he served as Corporate Vice President and Managing Deputy Director of Motorola’s Japan Semiconductor organization.

Christopher P. Belden is our Senior Vice President, Manufacturing. Mr. Belden was Corporate Vice President and Director of Technology and Manufacturing of SPS from June 2001 to the time of our initial public offering . He served as the Corporate Vice President and Chief of Staff of SPS from 2000 to 2001. He was the Corporate Vice President and Director for Die Manufacturing of SPS’s Transportation and Standard Products Group from 1997 to 2000.

Alan Campbell is our Senior Vice President and Chief Financial Officer. Mr. Campbell was Senior Vice President and Director of Finance of SPS from February 2003 to the time of our initial public offering. From May 2001 to February 2003, he served as Corporate Vice President and Director of Finance of SPS. From October 2000 to May 2001, he served as Vice President and Director of Finance of SPS. Prior to that he served as Vice President and Director of Finance of SPS’s Technology and Manufacturing Group.

David M. Doolittle is our Senior Vice President, Human Resources. Mr. Doolittle was Senior Vice President and Director of Human Resources of SPS from May 2002 to the time of our initial public offering. Prior to May 2002, he was Corporate Vice President and Director, Human Resources of SPS for two years. Prior to that he was Vice President and Director of Human Resources of SPS’s Order Fulfillment Organization and for the Austin Region.

Franz Fink is our Senior Vice President and General Manager, Wireless and Mobile Systems Group. Mr. Fink was Vice President and General Manager of SPS’ Wireless and Mobile Systems Group from April 2003 to the time of our initial public offering. Prior to that, Mr. Fink served as the General Manager of the 32-bit Embedded Controller Division in SPS’ Transportation and Standard Products Group.

Paul E. Grimme is our Senior Vice President and General Manager, Transportation and Standard Products Group. Mr. Grimme was Corporate Vice President and General Manager of the Transportation and Standard Products Group of SPS from July 2003 to the time of our initial public offering. Prior to that, Mr. Grimme served as Corporate Vice President and General Manager of the 8/16 bit division of the Transportation and Standard Products Group of SPS.

Carleton D. Pearl is our Vice President and Treasurer. Mr. Pearl was Corporate Vice President and Director, Finance, SPS from January 2004 to the time of our initial public offering. Mr. Pearl continues to serve as an Executive Consultant to Bunge Limited, a position he has held from 2003. From 2000 to 2003, Mr. Pearl was President and Chief Executive Officer of System Capital Corporation, a finance company of the McDonald’s Corporation, franchisees and suppliers. Prior to that, Mr. Pearl spent 22 years at McDonald’s Corporation, where he most recently served as Senior Vice President and Treasurer.

David Perkins is our Senior Vice President and General Manager, Networking and Computing Systems Group. Mr. Perkins was Corporate Vice President and General Manager of the Networking and Computing Systems Group of SPS from February 2002 to the time of our initial public offering. Mr. Perkins served as President and CEO of Metrowerks from 1999 to 2002. Prior to his being named President and CEO, Mr. Perkins served as Chief Financial Officer and Senior Vice President of Business Development for Metrowerks.

Dr. Claudine Simson is our Vice President and Chief Technology Officer. Dr. Simson was Corporate Vice President and Chief Technology Officer of SPS from March 2003 to the time of our initial public offering. Prior to joining Motorola, Dr. Simson spent 23 years at Nortel Networks where she held executive research and development positions. Most recently, Dr. Simson was Chief Technology Officer at IPVALUE Management, an emerging company specializing in the commercialization of corporate intellectual property.

John D. Torres is our Senior Vice President and General Counsel. Mr. Torres was a Vice President in Motorola’s Corporate Law Department and Law Director for SPS from April 2001 to the time of our initial public offering . From October 2000 to March 2001, he served in Motorola’s Corporate Law Department as Law Director for SPS. From February 2000 to September 2000, he served in Motorola’s Corporate Law Department as Commercial Law Director for SPS. From May 1996 to January 2000, he served in Motorola’s Corporate Law Department as Senior Counsel supporting Motorola’s Satellite Communications Group.

Board Structure

Our directors are divided into three classes serving staggered three-year terms. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. Class I directors’ terms will expire at the 2005 annual meeting of our stockholders, Class II directors’ terms will expire at the 2006 annual meeting of our stockholders and Class III directors’ terms will expire at the 2007 annual meeting of our stockholders. Our classified board could have the effect of increasing the length of time necessary to change the composition of a majority of our board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Committees of the Board of Directors

Our board of directors established the following committees: a compensation and leadership committee, an audit and legal committee and a governance and nominating committee. The membership and function of each committee are described below.

Compensation and Leadership Committee. The compensation and leadership committee is composed of B. Kenneth West, H. Raymond Bingham and Kevin Kennedy, each of whom is an independent director, and is chaired by Mr. West. This committee approves, administers and interprets our compensation and benefit policies, including our executive incentive programs. It reviews and makes recommendations to our board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. This committee is also responsible for establishing our chief executive officer’s compensation.

Audit and Legal Committee. The audit and legal committee is composed of H. Raymond Bingham, Stephen P. Kaufman and Kevin Kennedy, each of whom is an independent director and is chaired by Mr. Bingham. This committee has general responsibility for the oversight and surveillance of our accounting, reporting and financial control practices. Among other functions, this committee is responsible for the appointment, compensation, retention and oversight of the work of our independent public accountants. Mr. Bingham is a “financial expert” within the definition of that term under the regulations of the Securities Act.

Governance and Nominating Committee. The governance and nominating committee is composed of Stephen P. Kaufman and B. Kenneth West, each of whom is an independent director and an additional member yet to be identified and appointed, and is chaired by Mr. Kaufman. This committee oversees our governance policies and the evaluation of the board and management, recommends to the board directors for election by stockholders, recommends to the board committee chairpersons and, in consultation with the committee chairpersons, recommends to the board directors for membership on the committees of the board.

Board of Directors’ Compensation and Relationships

Compensation Plan for Non-Employee Directors

We will pay an annual retainer of $80,000, payable in cash, restricted stock units or deferred stock units, at the option of the recipient, to each non-employee director other than officers of Motorola who serve as our directors. We will pay the lead director a supplemental annual cash retainer of $25,000. We will grant each non-employee director $120,000 of restricted stock units annually with three-year cliff vesting (based on the market closing price on the date of the grant). The chairs of any of the committees will receive an additional annual fee. We will also reimburse directors, and in certain circumstances spouses who accompany directors, for travel, lodging and related expenses they incur in attending board of director and committee meetings. We granted each non-employee director active at the completion of our initial public offering, other than officers of Motorola who serve as directors, $150,000 of restricted stock units with three-year cliff vesting.

Other Compensation

Officers of our company and of Motorola will not receive any additional compensation for their service as our directors. No other remuneration is paid to our board members in their capacity as directors. Except as specified above, directors who are not our employees do not participate in our employee benefit plans.

Compensation Committee Interlocks and Insider Participation

Our compensation committee makes all compensation decisions regarding our chief executive officer. None of our executive officers serves on the compensation committee or board of directors of any other company of which any of the members of the compensation committee or the board of directors is an executive officer.

Stock Ownership of Directors and Executive Officers

None of our executive officers or directors currently owns shares of our common stock. See “—Initial Grants” for a discussion of the initial stock options, restricted stock units and stock appreciation rights granted to our executive officers and non-employee directors (excluding our Motorola directors) in connection with our initial public offering . Our executive officers and directors will receive shares of our Class B common stock in the distribution in respect of any Motorola common stock that they hold on the record date of the distribution. The treatment of all Motorola options and Motorola stock appreciation rights held by our employees is discussed below. We refer you to “—Treatment of Motorola Options” and “—Treatment of Motorola Stock Appreciation Rights.” The treatment of Motorola restricted stock and restricted stock units held by certain of our employees is described in “Arrangements Between Freescale Semiconductor and Motorola—Employee Matters Agreement Restricted Stock.”

The following table sets forth the Motorola common stock and options to purchase Motorola common stock held by our directors, the executive officers named in the Summary Compensation Table and all of our directors and executive officers as a group, as of August 17, 2004. No stock appreciation rights are held by any director or officer. Each director owns less than 1% of the outstanding Motorola common stock. All of our current directors and executive officers as a group own less than 1% of Motorola’s outstanding common stock. Except as otherwise noted, the individual director or executive officer (including his or her family members) had sole voting and investment power with respect to the Motorola common stock.

Name	Total Motorola Common Stock and Options Beneficially Owned(1)
H. Raymond Bingham	—
David W. Devonshire	20,618	(3)
Stephen P. Kaufman	—
Kevin Kennedy	—
Leif G. Soderberg	460,583
B. Kenneth West	85
Scott A. Anderson	487,988	(4)
Christopher P. Belden	89,337	(5)
Alan Campbell	71,712	(6)
Paul E. Grimme	121,472	(7)
David Perkins	31,148	(8)
All directors and executive officers as a group (17 persons)(2)	1,517,037

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are exercisable or will become exercisable within 60 days of

August 17, 2004 into shares of Motorola common stock are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Includes 1,493,980 shares of Motorola common stock subject to options.
(3)	Mr. Devonshire’s holdings include 20,618 restricted stock units. Each restricted stock unit is intended to be the economic equivalent of a share of Motorola common stock.
(4)	Mr. Anderson’s holdings include 101,016 restricted stock units. Each restricted stock unit is intended to be the economic equivalent of a share of Motorola common stock.
(5)	Mr. Belden’s holdings include 10,000 shares of restricted stock.
(6)	Mr. Campbell’s holdings include 10,552 shares of restricted stock.
(7)	Mr. Grimme’s holdings include 6,947 shares of restricted stock.
(8)	Mr. Perkins’ holdings include 3,027 shares of restricted stock.

Executive Compensation

The following table contains compensation information for five officers who, based on employment with Motorola, were the most highly compensated, as determined by reference to total annual salary and bonus for the last completed fiscal year, of the employees who will become our employees for the years ended December 31, 2003 and 2002. All of the information included in this table reflects compensation earned by the individuals for services with Motorola. Mr. Mayer, our Chairman of the Board of Directors and Chief Executive Officer, was hired May 17, 2004. See “—Employment Agreement with Michel Mayer.”

Summary Compensation Table

	Annual Compensation Awards				Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation (3)(4)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)(5)	All Other Compensation ($)(6)(7)
Scott A. Anderson President and Chief Operating Officer	2003 2002	$445,077 395,000	$211,857 250,000	$1,401 494	$877,000 —	400,000 140,000	$6,957 7,048
Christopher P. Belden Senior Vice President, Manufacturing	2003 2002	318,635 315,000	97,502 250,000	277 306	— 86,500	60,000 85,000	6,483 6,779
Alan Campbell Senior Vice President and Chief Financial Officer	2003 2002	273,943 264,615	135,000 172,000	276 268	— 91,275	60,000 85,000	6,482 6,811
Paul E. Grimme Senior Vice President and General Manager, Transportation and Standard Products Group	2003 2002	280,404 248,692	116,087 200,000	307 230	— —	27,000 55,000	6,437 887
David Perkins Senior Vice President and General Manager, Networking and Computing Systems Group	2003 2002	304,096 286,538	109,110 128,600	253 —	— —	60,000 100,000	6,441 6,344

(1)	Including amounts deferred pursuant to salary reduction arrangements under the Motorola 401(k) Plan.

(2)	Unless otherwise indicated, bonuses earned in 2003 and 2002 were earned under the Motorola Incentive Plan.
(3)	Unless otherwise indicated, these amounts consist of Motorola’s reimbursements for the income tax liability resulting from imputed income to the executive officer as a result of: (a) coverage by a life insurance policy for elected officers; (b) use of Motorola aircraft, and/or (c) incidental gifts resulting in a tax liability of less than $100.
(4)	Unless otherwise indicated, the aggregate amount of perquisites and other personal benefits, securities or property given to each named executive officer valued on the basis of aggregate incremental cost to Motorola was less than either $50,000 or 10% of the total of annual salary and bonus for that executive officer during that year.
(5)	All options were granted at fair market value at the date of grant.
(6)	These figures for 2003 include: (a) the following amounts for imputed income associated with premiums paid under the term life portion of the split-dollar life insurance for: Mr. Anderson $957; Mr. Belden $483; Mr. Campbell $482; Mr. Grimme $437; and Mr. Perkins $441 and (b) the following contributions made by Motorola to the 401(k) Plan in 2003 for: Mr. Anderson $6,000; Mr. Belden $6,000; Mr. Campbell $6,000; Mr. Grimme $6,000; and Mr. Perkins $6,000.
(7)	These figures for 2002 include: (a) the following amounts for imputed income associated with premiums paid under the term life portion of the split-dollar life insurance for: Mr. Anderson $704; Mr. Belden $435; Mr. Campbell $467; and Mr. Grimme $401; and (b) the following contributions made by Motorola to the 401(k) Plan in 2002 for: Mr. Anderson $6,344; Mr. Belden $6,344; Mr. Campbell $6,344; Mr. Grimme $486; and Mr. Perkins $6,344.

Option Grants of Motorola Common Stock to Executive Officers

The following table discloses information regarding stock options granted in fiscal year 2003 to the executive officers named in the summary compensation table with respect to shares of Motorola common stock.

Option Grants in Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted (#) (1)	Percent of Total Options Granted to Motorola Employees in Fiscal Year		Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
						5% ($)	10%($)
Scott A. Anderson	100,000 300,000	(2 (2	) )	$8.13 8.77	5/6/13 6/17/13	$511,291 1,654,622	$1,295,713 4,193,136
Christopher P. Belden	60,000	(2)		8.13	5/6/13	306,775	777,428
Alan Campbell	60,000	(2)		8.13	5/6/13	306,775	777,428
Paul E. Grimme	27,000	(2)		8.13	5/6/13	138,049	349,842
David Perkins	60,000	(2)		8.13	5/6/13	306,775	777,428

(1)	These options were granted at fair market value at the time of the grant and carry with them the right to elect to have shares withheld upon exercise and/or to deliver previously acquired shares of Motorola common stock to satisfy tax-withholding requirements. Options may be transferred to family members or certain entities in which family members have an interest.
(2)	Less than 1%.

Exercise of Stock Options

The following table discloses information regarding the value of remaining Motorola options held by executive officers named in the summary compensation table on December 31, 2003. None of the executive officers exercised any Motorola options in fiscal year 2003.

Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money(1) Options at Fiscal Year-End(2)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Scott A. Anderson	332,250	586,250	$—	$2,462,600
Christopher P. Belden	122,750	195,250	—	556,600
Alan Campbell	73,505	153,500	—	505,500
Paul E. Grimme	64,750	84,250	—	260,690
David Perkins	60,000	155,000	—	505,500

(1)	“In-the-Money” options are options whose base (or exercise) price was less than the market price of Motorola common stock at December 31, 2003.
(2)	Assuming a stock price of $14.00 per share, which was the closing price of a share of Motorola common stock reported for the New York Stock Exchange on December 31, 2003.

Retirement Plans

The Motorola, Inc. Pension Plan may provide pension benefits in the future to our named executive officers in the Summary Compensation Table. Most regular U.S. Motorola employees who have completed one year of employment with Motorola or certain of its subsidiaries are eligible to participate in the pension plan. They become vested after five years of service irrespective of the age at which they retire. Normal retirement is at age 65.

The named executive officers will not accrue further benefits under the pension plan, and our company does not expect to participate in the pension plan after the date on which Motorola’s voting interest in our company first drops below 80%. We do not anticipate establishing our own defined benefit pension plans.

On the date on which Motorola’s voting interest in our company first drops below 80%, our participating employees with at least five years of recognized service with Motorola will be entitled to a vested pension benefit under the Motorola, Inc. Pension Plan. As of December 31, 2003, the named executive officers would be entitled to a benefit, expressed in the form of a single life annuity commencing at age 65, in the amount of $61,252 for Mr. Anderson, $56,178 for Mr. Belden, $71,145 and £12,299 for Mr. Campbell (including his vested pension under Motorola’s United Kingdom subsidiary’s pension plan), $68,237 for Mr. Grimme and $10,411 for Mr. Perkins.

Treatment of Motorola Options

Our employees will have the right to exercise their vested Motorola stock options in accordance with the terms of the Motorola stock option plan under which they were granted and the terms of their respective grants. It is currently anticipated that all unvested Motorola stock options held by our employees on the distribution date will be converted into options to purchase our Class A common stock. The converted options will have the same terms and conditions, including the same vesting provisions and exercise periods as the unvested Motorola options had immediately prior to the conversion date, except to the extent otherwise provided under local law. As part of the conversion, we will multiply the number of shares purchasable under each unvested Motorola option by a ratio determined at the time of conversion and divide the exercise price per share of each option by the same ratio. The conversion ratio will be the closing price of Motorola common stock on the day of the distribution or, if that day is not a trading day, the previous trading day, divided by the opening price of our Class A common stock on the day after the date of distribution or, if that day is not a trading day, on the next trading day. Fractional shares will be rounded down to the nearest number of whole shares.

Based on the number of options outstanding as of December 31, 2003, we anticipate that there will be 23,619,000 unvested options to purchase Motorola common stock held by our employees, assuming a distribution date of December 1, 2004, at a weighted average exercise price of $10.35. The number of unvested Motorola options subject to conversion may vary significantly due to a number of other factors, including the date of the distribution (as options will continue to vest between the date of our initial public offering and distribution date) and the forfeiture of options by our employees who terminate their employment with us prior to the distribution.

The actual number of options to purchase our Class A common stock resulting from the conversion of Motorola unvested options, and the exercise price of such options, will be dependent on the per share price of Motorola common stock and the per share price of our Class A common stock, as illustrated in the tables below. The per share prices of Motorola common stock and of our Class A common stock set forth in these tables do not necessarily reflect the range of expected prices on the dates indicated in the tables.

Number of Converted Options (millions, except per share data)

Hypothetical Motorola Common Stock Price at Distribution Date	Hypothetical Freescale Semiconductor Class A Common Stock Price on Day After Distribution Date
	$12.00	$16.00	$20.00	$24.00	$28.00
$11.00	21.7	16.2	13.0	10.8	9.3
$14.00	27.6	20.7	16.5	13.8	11.8
$17.00	33.5	25.1	20.1	16.7	14.3
$20.00	39.4	29.5	23.6	19.7	16.9
$23.00	45.3	34.0	27.2	22.6	19.4

Weighted Average Exercise Price of Converted Options
Hypothetical Motorola Common Stock Price at Distribution Date	Hypothetical Freescale Semiconductor Class A Common Stock Price on Day After Distribution Date
	$12.00	$16.00	$20.00	$24.00	$28.00
$11.00	$11.29	$15.05	$18.82	$22.58	$26.35
$14.00	8.87	11.83	14.79	17.74	20.70
$17.00	7.31	9.74	12.18	14.61	17.05
$20.00	6.21	8.28	10.35	12.42	14.49
$23.00	5.40	7.20	9.00	10.80	12.60

Motorola will determine whether the unvested stock options will be converted taking into account a number of factors, including the following:

•	a change in the accounting rules occurs that would adversely affect the impact of the conversion on the financial statement earnings of either our company or Motorola; and

•	the relationship between the market price of the Motorola common stock and our Class A common stock at the distribution date that would result in granting options for a disproportionately large percentage of our Class A common stock.

If the conversion of the unvested Motorola options does not occur, such unvested options will terminate as of the distribution date in accordance with the terms of the Motorola stock option plan under which they were granted and the terms of their respective grants.

Treatment of Motorola Stock Appreciation Rights

Our employees will have the right to exercise their vested Motorola stock appreciation rights (SARs) in accordance with the terms of the Motorola stock incentive plan under which they were granted and the terms of their respective grants.

If all unvested Motorola stock options held by our employees on the distribution date are converted into options to purchase our Class A common stock as described above, all unvested Motorola SARs held by our employees on the distribution date will be converted into SARs relating to our Class A common stock. The converted SARs will have the same terms and conditions, including the same vesting provisions and exercise periods, as the unvested Motorola SARs had immediately prior to the conversion date, except to the extent otherwise provided under local law. As part of the conversion, we will multiply the number of shares subject to each unvested Motorola SAR by the conversion ratio described above with respect to the conversion of unvested Motorola options and divide the exercise price per share of each SAR by the same ratio.

If the conversion of the unvested Motorola SARs does not occur, the unvested SARs held by our employees will terminate as of the distribution date in accordance with the terms of the Motorola stock incentive plan under which they were granted and the terms of their respective grants.

There were 10,221 Motorola SARs held by employees of the Company outstanding on August 17, 2004.

Incentive Plan

The 2004 Omnibus Incentive Plan

The 2004 Omnibus Incentive Plan is designed to promote our success and enhance our value by linking the interests of certain of our officers, employees and directors to those of our stockholders and by providing participants with an incentive for outstanding performance. This plan is further intended to provide flexibility in its ability to motivate, attract and retain officers, employees and directors upon whose judgment, interest and special efforts our business is largely dependent. The description below summarizes the material terms of this plan.

The omnibus plan permits stock option grants, annual management incentive awards, stock grants, restricted stock grants, restricted stock unit grants, performance stock grants, performance cash awards, stock appreciation rights grants (SARs), and cash awards.

Awards and grants under the omnibus plan are referred to as “Benefits.” Those eligible for Benefits under the omnibus plan are referred to as “Participants.” Participants include all of our employees and all our non-employee directors other than officers of Motorola who serve as our directors.

Shares Available for Issuance

The aggregate number of shares of our Class A common stock that may be issued under the omnibus plan will not exceed 48 million (subject to the adjustment provisions discussed below). The number of shares that may be issued under the omnibus plan for Benefits other than stock options and SARs will not exceed a total of five million shares (subject to the adjustment provisions discussed below).

Administration and Eligibility

The omnibus plan is administered by a committee of our board of directors, which we refer to as the “Committee,” consisting of two or more directors, each of whom will satisfy the requirements established for administrators acting under plans intended to qualify for exemption under Rule 16b-3 under the Securities Exchange Act, for outside directors acting under plans intended to qualify for exemption under Section 162(m) of the Internal Revenue Code and with any applicable requirements established by the exchange upon which our common stock will be listed. The Compensation and Leadership Committee serves as the Committee. The Committee approves the aggregate Benefits and the individual Benefits for the most senior elected officers and non-employee directors. The Committee may delegate some of its authority under the omnibus plan in accordance with the terms of the omnibus plan.

No Participant may receive in any calendar year: (1) stock options relating to more than 750,000 shares; (2) restricted stock or restricted stock units that are subject to the attainment of performance goals (as described below) relating to more than 500,000 shares; (3) SARs relating to more than 750,000 shares; or (4) performance stock relating to more than 500,000 shares. No non-employee director may receive in any calendar year stock options relating to more than 30,000 shares or restricted stock units relating to more than 30,000 shares. Each of the above limits is subject to the adjustment provisions discussed below. The maximum amount that may be earned under performance cash awards by any Participant who is a covered employee within the meaning of Section 162(m) of the Internal Revenue Code (a Covered Employee) in any calendar year may not exceed $4,500,000.

Benefits

Grants of Stock Options. The Committee is authorized to grant stock options to Participants (Optionees), which may be either incentive stock options (ISOs) or nonqualified stock options (NSOs). NSOs and ISOs are collectively referred to as “Stock Options.” The exercise price of any ISO must be equal to or greater than the “fair market value” of the shares on the date of the grant. The term of a Stock Option cannot exceed 10 years. For purposes of the omnibus plan, fair market value of the shares subject to the Stock Options shall be determined in such manner as the Committee may deem equitable, or as required by applicable law or regulation. Generally, fair market value means the closing price of a share of our Class A common stock on the last trading day preceding the day of the transaction, as reported in The Wall Street Journal. At the time of grant, the Committee in its sole discretion will determine when Stock Options are exercisable and when they expire. Payment for shares purchased upon exercise of a Stock Option must be made in full at the time of purchase. Payment may be made in cash, by the transfer to us of shares owned by the Participant (held at least six months if we are accounting for Stock Options using APB Opinion 25 or purchased on the open market) having a fair market value on the date of transfer equal to the option exercise price (or certification of ownership of such shares) or in such other manner as may be authorized by the Committee.

SARs. The Committee has the authority to grant SARs to Participants and to determine the number of shares subject to each SAR, the term of the SAR, the time or times at which the SAR may be exercised, and all other terms and conditions of the SAR. A SAR is a right, denominated in shares, to receive, upon exercise of the right, in whole or in part, without any payment to us, an amount, payable in shares, in cash or a combination thereof, that is equal to the excess of: (1) the fair market value of our Class A common stock on the date of exercise of the right; over (2) the fair market value of Class A common stock on the date of grant of the right multiplied by the number of shares for which the right is exercised. The Committee also may, in its discretion, substitute SARs which can be settled only in Class A common stock for outstanding Stock Options at any time when we are subject to fair value accounting. The terms and conditions of any substitute SAR shall be substantially the same as those applicable to the Stock Option that it replaces and the term of the substitute SAR shall not exceed the term of the Stock Option that it replaces.

Restricted Stock and Restricted Stock Units. Restricted stock consists of shares which we transfer or sell to a Participant, but are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the Participant. Restricted stock units are the right to receive shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Committee which include substantial risk of forfeiture and restrictions on their sale or other transfer by the Participant. The Committee determines the eligible Participants to whom, and the time or times at which, grants of restricted stock or restricted stock units will be made, the number of shares or units to be granted, the price to be paid, if any, the time or times within which the shares covered by such grants will be subject to forfeiture, the time or times at which the restrictions will terminate, and all other terms and conditions of the grants. Restrictions or conditions could include, but are not limited to, the attainment of performance goals (as described below), continuous service with us, the passage of time or other restrictions or conditions.

Performance Stock. A Participant who is granted performance stock has the right to receive shares or cash or a combination of shares and cash equal to the fair market value of such shares at a future date in accordance with the terms of such grant and upon the attainment of performance goals specified by the Committee. The award of performance stock to a Participant will not create any rights in such Participant as our stockholder until the issuance of Class A common stock with respect to an award.

Performance Cash Awards. A Participant who is granted performance cash awards has the right to receive a payment in cash upon the attainment of performance goals specified by the Committee. The Committee may substitute shares of Class A common stock for the cash payment otherwise required to be made pursuant to a performance cash award.

Performance Goals. Awards of restricted stock, restricted stock units, performance stock, performance cash awards and other incentives under the omnibus plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Internal Revenue Code, including, but not limited to: cash flow; cost; ratio of debt to debt plus equity; profit before tax; economic profit; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings per share; operating earnings; economic value added; ratio of operating earnings to capital spending; free cash flow; net profit; net sales; sales growth; price of the Class A common stock; return on net assets, equity, or stockholders’ equity; market share; or total return to stockholders (Performance Criteria). Any Performance Criteria may be used to measure our performance as a whole or any of our business units and may be measured relative to a peer group or index. Any Performance Criteria may be adjusted to include or exclude special items. Special items include: (1) gains or losses on the disposition of a business, (2) changes in tax or accounting regulations or laws, or (3) the effect of a merger or acquisition, as determined in accordance with generally accepted accounting principles.

Annual Management Incentive Awards. The Committee has the authority to grant management incentive awards to any of our designated executive officers or of any subsidiary. Management incentive awards will be paid out of an incentive pool equal to 5% of our consolidated operating earnings for each calendar year. The Committee will allocate an incentive pool percentage to each designated Participant for each calendar year. In no event may the incentive pool percentage for any one Participant exceed 30% of the total pool. For purposes of the omnibus plan, “consolidated operating earnings” will mean the consolidated earnings before income taxes, computed in accordance with generally accepted accounting principles, but shall exclude the effects of special items. The Participant’s incentive award then will be determined by the Committee based on the Participant’s allocated portion of the incentive pool subject to adjustment in the sole discretion of the Committee. In no event may the portion of the incentive pool allocated to a Participant who is a Covered Employee be increased in any way, including as a result of the reduction of any other Participant’s allocated portion.

Stock Awards. The Committee may award shares of Class A common stock to Participants without payment therefor, as additional compensation for service to us or a subsidiary. Stock awards may be subject to other terms and conditions, which may vary from time to time and among employees, as the Committee determines to be appropriate.

Cash Awards. A cash award consists of a monetary payment made by us to an employee as additional compensation for his or her services to us or a subsidiary. A cash award may be made in tandem with another Benefit or may be made independently of any other Benefit. Cash awards may be subject to other terms and conditions, which may vary from time to time and among employees, as the Committee determines to be appropriate.

Amendment of the Omnibus Plan

The board of directors or the Committee has the right and power to amend the omnibus plan; provided, however, that neither the board of directors nor the Committee may amend the omnibus plan in a manner which would impair or adversely affect the rights of the holder of a Benefit without the holder’s consent. No material amendment of the plan shall be made without stockholder approval.

Termination of the Omnibus Plan

The board of directors may terminate the omnibus plan at any time. Termination will not in any manner impair or adversely affect any Benefit outstanding at the time of termination. No Benefit under the Plan may be granted more than 10 years after the date that the omnibus plan was adopted by the board of directors.

Committee’s Right to Modify Benefits

The Committee may grant Benefits on terms and conditions different than those specified in the omnibus plan to comply with the laws and regulations of any foreign jurisdiction, or to make the Benefits more effective under such laws and regulations.

The Committee may permit or require a Participant to have amounts or shares of Class A common stock that otherwise would be paid or delivered to the Participant as a result of the exercise or settlement of an award under the omnibus plan credited to a deferred compensation or stock unit account established for the Participant by the Committee on our books of account.

Neither the board of directors nor the Committee may cancel any outstanding Stock Option or SAR for the purpose of reissuing the option or SAR to the Participant at a lower exercise price, or to reduce the option price of an outstanding option or SAR.

Change in Control

Stock Options. Upon the occurrence of a Change in Control, each Stock Option outstanding on the date on which the Change in Control occurs will immediately become exercisable in full.

Restricted Stock and Restricted Stock Units. Upon the occurrence of a Change in Control, the restrictions on all shares of Restricted Stock and Restricted Stock Units outstanding on the date on which the Change in Control occurs will be automatically terminated. With regard to Restricted Stock Units, shares of Class A common stock will be delivered to the Participant as determined in accordance with the terms and conditions in the applicable agreement relating to Restricted Stock Units.

Performance Stock. Upon the occurrence of a Change in Control, any performance goal with respect to any outstanding Performance Stock will be deemed to have been attained at target levels, and shares of Class A common stock or cash will be paid to the Participant as determined in accordance with the terms and conditions set forth in the applicable agreement relating to the performance stock.

Performance Cash Awards. Upon the occurrence of a Change in Control, any performance goal with respect to any outstanding performance cash awards will be deemed to have been attained at target levels, and the cash (or shares of Class A common stock) will be paid to the Participant as determined in accordance with the terms and conditions set forth in the applicable agreement relating to the performance cash awards.

SARs. Upon the occurrence of a Change in Control, each SAR outstanding on the date on which the Change in Control occurs will immediately become exercisable in full.

Management Incentive Awards. Upon the occurrence of a Change in Control, all Management Incentive Awards will be paid out based on the consolidated operating earnings of the immediately preceding year, or such other method of payment as may be determined by the Committee (prior to the Change in Control).

Other Stock or Cash Awards. Upon the occurrence of a Change in Control, any terms and conditions with respect to other stock or cash awards previously granted under the omnibus plan will be deemed to be fully satisfied and the other stock or cash awards will be paid out immediately to the Participants, as determined in accordance with the terms and conditions set forth in the applicable grant, award, or agreement relating to such Benefits.

For purposes of the omnibus plan, the term “Change in Control” is defined as the occurrence of any of the following events: (1) any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act), directly or indirectly, of our securities representing 20% or more of the combined voting power of our then outstanding securities (other than (1) a Permitted Holder or (2) an acquisition directly from us), (2) there shall be consummated (A) any consolidation, merger or reorganization of our company in which our company is not the surviving or continuing corporation or pursuant to which shares of common stock would be converted into or exchanged for cash, securities or other property, other than a consolidation, merger, or reorganization of our company in which the holders of common stock of our company immediately prior to the merger have, directly or indirectly, an ownership interest in securities representing a majority of the combined voting power of the outstanding voting securities of the surviving corporation immediately after the transaction, or (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of our company other than any such transaction with entities in which the holders of our common stock, directly or indirectly, have an ownership interest in securities representing a majority of the combined voting power of the outstanding voting securities of such entities immediately after the transaction, (3) the stockholders of our company approve any plan or proposal for the liquidation or dissolution of our company, (4) as the result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, proxy or consent solicitation (other than by the board), contested election or substantial stock accumulation (a Control Transaction), the members of the board immediately prior to the first public announcement relating to such Control Transaction shall thereafter cease to constitute a majority of the board, or (5) during such time as Motorola continues to own our securities representing a majority of the combined voting power of our then outstanding securities, a “Change in Control” (as defined in this omnibus plan) of Motorola shall occur. The distribution of our securities by Motorola to its stockholders or any other disposition of such securities to a third party by Motorola will not constitute a Change in Control. “Permitted Holder” shall mean (1) Motorola, (2) any person or group acquiring our securities directly from Motorola, and (3) our company or an employee benefit plan of our company or a corporation controlled by our company.

Adjustments

In the event of any stock dividend, stock split, reverse stock split, share combination, recapitalization, merger, consolidation, spinoff, reorganization, stock rights offering, liquidation, disaffiliation of a subsidiary or similar event of or by our company, the Committee shall make such adjustments (if any) as it deems appropriate and equitable, in its discretion, to reflect such event to outstanding awards, including without limitation (1) adjustments to the total number or class of shares available for Benefits, the maximum number of shares which may be subject to an award in any calendar year and the number, class and exercise price of shares subject to outstanding Benefits, (2) the substitution of other property (including, without limitation, other securities) for the stock covered by outstanding awards, and (3) in connection with any disaffiliation of a subsidiary, arranging for the assumption, or replacement with new awards, of awards held by grantees employed by the affected subsidiary by the entity that controls the subsidiary following the disaffiliation.

Substitution and Assumption of Benefits

The board of directors or the Committee may authorize the issuance of Benefits in connection with the assumption of, or substitution for, outstanding benefits previously granted to individuals who become our employees or employees of any of our subsidiaries as the result of any merger, consolidation, acquisition of property or stock, or reorganization other than a Change in Control, upon such terms and conditions as it deems appropriate.

Reusage

If a Stock Option granted under the omnibus plan expires or is terminated, surrendered or canceled without having been fully exercised, or if restricted stock, restricted stock units, performance stock or SARs granted under the omnibus plan are forfeited or terminated without the issuance of the shares subject thereto, the shares covered by such Benefits which were forfeited or terminated without issuance will again be available for use under the omnibus plan. Shares covered by a Benefit granted under the omnibus plan would not be counted as used unless and until they are actually issued and delivered to a Participant. Any shares of Class A common stock covered by a SAR shall be counted as used only to the extent shares are actually issued to the Participant upon exercise of the SAR. The number of shares which are transferred to us by a Participant to pay the exercise or purchase price of a Benefit will be subtracted from the number of shares issued with respect to such Benefit for the purpose of counting shares used. Shares withheld to pay withholding taxes in connection with the exercise or payment of a Benefit will not be counted as used. Shares covered by a Benefit granted under the omnibus plan that are settled in cash will not be counted as used.

Certain Tax Consequences

There are no income tax consequences for us upon the grant of either an incentive stock option or a nonqualified stock option.

When a nonqualified stock option is exercised, the option holder will recognize ordinary income equal to the excess of fair market value of the stock on the date of exercise over the aggregate exercise price and we are entitled to a corresponding deduction.

When an incentive stock option is exercised, the option holder does not recognize income and we are not entitled to a deduction. In the event of a “disqualifying disposition” by the option holder, we are entitled to a deduction equal to the compensation income recognized by the option holder.

When a SAR is granted, there are no income tax consequences for us. When an SAR is exercised, we are entitled to a deduction equal to the compensation recognized by the participant.

We are entitled to a deduction equal to the compensation recognized by a participant in connection with the grant or vesting of restricted stock, as the case may be.

With respect to other Benefits granted under the plan, we will be entitled to a deduction equal to the compensation recognized by a participant upon the delivery of shares or payment of cash in satisfaction of any Benefit.

Initial Grants

In connection with our initial public offering, executive officers, non-employee directors (excluding our Motorola directors) and certain employees worldwide were awarded initial stock option grants to purchase shares of our Class A common stock, and restricted stock units. The option grants vest over three years, with 33% vesting on each of the first two anniversaries of the grant date and the remaining 34% on the third anniversary of the grant date. The exercise price per share of the stock options was equal to the initial public offering price of our Class A common stock. The options have a ten-year exercise period. The restricted stock units vest ratably over four years and were issued at the initial public offering price of our Class A common stock. A total of approximately 18 million shares, or 4.5% of our outstanding common stock, will be issuable upon the exercise of the options and the vesting of the restricted stock units.

The following table sets forth the options, restricted stock units and stock appreciation rights issued to our non-employee directors (excluding our Motorola directors), the executive officers named in the Summary Compensation Table and all of our directors and executive officers as a group, as part of the initial grants.

Directors and Executive Officers	Options issued under the initial grant	Restricted stock units issued under the initial grant	Stock appreciation rights issued under the initial grant	Total
H. Raymond Bingham	—	11,538	—	11,538
David W. Devonshire	—	—	—	(1)
Stephen P. Kaufman	—	11,538	—	11,538
Kevin Kennedy	—	11,538	—	11,538
Leif G. Soderberg	—	—	—	(1)
B. Kenneth West	—	11,538	—	11,538
Michel Mayer	750,000	484,615	27,000	1,261,615
Scott A. Anderson	125,000	50,000	—	175,000
Christopher P. Belden	40,000	18,000	—	58,000
Alan Campbell	70,000	40,000	—	110,000
Paul E. Grimme	55,000	32,000	—	87,000
David Perkins	60,000	35,000	—	95,000
All directors and executive officers as a group (17 persons)	1,375,308	842,459	27,000	2,244,767

(1)	Initial grants were not awarded to officers of Motorola who serve as our directors.

Anticipated Additional Stock Options and Stock Ownership Following the Distribution

The following table sets forth the number of shares of our Class B common stock that are expected to be beneficially owned after the completion of the distribution, by each of our directors, the executive officers named in the Summary Compensation Table, all of our directors and executive officers as a group. This table assumes that Motorola elects to convert outstanding unvested Motorola stock options held by our employees on the distribution date into stock options to purchase our Class A common stock.

Directors and Executive Officers	Estimated shares under options issued in connection with the conversion of Motorola options(1)(2)	Estimated shares to be issued on the date of distribution(3)	Total
H. Raymond Bingham	—	—	—
David W. Devonshire	—	(4)	—
Stephen P. Kaufman	—	—	—
Kevin Kennedy	—	—	—
Leif G. Soderberg	—	(4)	—
B. Kenneth West	—	8	8
Michel Mayer	—	15	15
Scott A. Anderson	512,500	48,799	561,299
Christopher P. Belden	125,000	12,684	137,684
Alan Campbell	110,052	8,596	118,648
Paul E. Grimme	67,947	12,147	80,094
David Perkins	119,277	3,115	122,392
All directors and executive officers as a group (17 persons)	1,391,824	109,123	1,500,947

(1)	This is an estimate of the number of shares of our Class A common stock to be issued upon conversion of outstanding unvested Motorola options on the anticipated distribution date. For purposes of this calculation we have assumed the price per share of our Class A common stock and Motorola common stock on the date of distribution is, in each case, $20.
(2)	Based on the estimated number of unvested Motorola stock options owned by the directors and executive officers as of the anticipated distribution date, which are subject to conversion.
(3)	Assumes that .10 shares of our Class B common stock owned by Motorola will be distributed for every outstanding share of Motorola common stock. Based on the number of shares of Motorola common stock held by the directors and executive officers. See “—Stock Ownership of Directors and Executive Officers.”
(4)	These directors are not included in this table as they are expected to resign on or prior to the date of distribution.

We also anticipate issuing shares of restricted stock or restricted stock units following the distribution to those employees whose grants of Motorola restricted stock or restricted stock units terminate on the distribution date. For a discussion of the treatment of Motorola restricted stock and restricted stock units, see “Arrangements Between Freescale Semiconductor and Motorola—Employee Matters Agreement—Stock and Incentive Compensation.”

Special Incentive Plan

We have established a special incentive plan for select senior leaders to motivate exceptional financial performance. Awards will be based on revenue growth and operating earnings performance. The plan awards for the 2004 fiscal year will reach maximum if sales growth approaches 27% over 2003 and operating earnings as a percent of sales approach double digits. At maximum, the plan would cost $24 million for the 2004 fiscal year.

The individual awards are multiples of salary with a maximum of four times salary. It is intended that this plan would be in place for each of the 2004 and 2005 fiscal years and would have approximately 25 participants. Awards earned under the plan may be paid partly in cash and partly in restricted stock units payable in shares of our Class A common stock. The aggregate number of shares of our Class A common stock that may be issued under the plan will not exceed 1 million (subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization or similar transaction).

Change in Control Severance Plan

Motorola has a change in control severance plan applicable to all elected officers of Motorola, including 18 employees who became our employees upon completion of our initial public offering. Prior to our initial public offering, we replaced the Motorola plan with our own change of control severance plan for certain employees, including all of our executive officers. Our new plan provides for the payment of benefits in the event that: (1) an officer terminates his or her employment for “good reason” (as defined in the change of control severance plan) within two years of a Change in Control (as defined in our omnibus incentive plan), or (2) the officer’s employment is terminated for any reason other than termination for “good cause” (as defined in the change of control severance plan), disability or death within two years of a Change in Control in our company. In addition to unpaid salary for accrued paid time off and accrued salary and annual bonus through the termination date, the amount of the benefits payable to an officer entitled thereto would be equal to the sum of: (1) a multiple of the greater of the officer’s highest annual base salary in effect during the three years immediately preceding the change in control and the annual base salary in effect on the termination date; (2) a multiple of the highest annual bonus received by the officer during the immediately preceding five fiscal years ending on or before the termination date; and (3) a pro rata target bonus for the year of termination. The multiples referred to in the preceding sentence are two or three depending upon the seniority of the officer, with the Chairman and Chief Executive Officer and officers named in the Summary Compensation Table having a multiple of three. The officer would also receive continued medical and insurance benefits for three years. In the event the officer is subject to the excise tax under Section 4999 of the Internal Revenue Code, we will make a tax reimbursement payment to the executive officer to offset the impact of such excise tax. The plan’s term is for three years, subject to automatic one-year extensions unless we give 90 days’ prior notice that we do not wish to extend. In addition, if a Change in Control occurs during the term, the plan continues for two years after the Change in Control.

Supplemental Retirement Plan Payment for Certain Officers

Four of our officers who were not vested in the Motorola Elected Officers Supplemental Retirement Plan at the time of the public offering resigned as elected officers of Motorola prior to the completion of our initial public offering and lost their unvested benefits under the plan. Motorola entered into agreements with these four officers to provide the payments described below as a replacement for the loss of benefits in the plan.

Officer	Award
Scott A. Anderson	$2,090,000
Christopher P. Belden	430,000
David M. Doolittle	1,060,000
William Dunnigan	450,000

The agreements provide that 50% of the award will be paid on the two-year anniversary of the distribution date and the other 50% on the three-year anniversary of that date, provided that the individual is an employee of our company, or any successor thereof on that date. However, any unpaid portion of the award will be paid to the individual on the date of termination of employment with our company or any successor to our company if the termination was due to death or disability or termination by our company or any successor thereto without cause. The cost related to these benefits will be charged to the Company.

We have agreed to reimburse these individuals on a grossed-up basis for any tax costs they incur as a result of the receipt of these payments, which reimbursement will be made at the time of the payments. The total estimated cost to our company for this reimbursement is $2.8 million.

Employment Agreement with Michel Mayer

On May 14, 2004, we entered into an employment agreement with Mr. Mayer, effective as of May 17, 2004. The agreement has an initial term of four years but, commencing on May 17, 2007, the term will be extended for one year on each anniversary of the effective date of the agreement unless either party delivers notice to the other party of its intention not to extend the term. During the term, Mr. Mayer will serve as our Chief Executive Officer, with such duties and responsibilities as are commensurate with the position, and will report directly to our Board of Directors (and in addition, while we are controlled by Motorola, to the Chief Executive Officer of Motorola). Until Mr. Mayer obtains the immigration approvals necessary to work full-time in the United States, he will formally be employed by our British affiliate, Freescale Semiconductor UK Ltd. While employed by our British affiliate, he will, subject to any legal and regulatory constraints, serve as our Chief Executive Officer. Prior to the completion of our initial public offering, Mr. Mayer will be appointed to our Board of Directors. Upon consummation of our initial public offering, Mr. Mayer will serve as Chairman of our Board of Directors.

During the term, Mr. Mayer will be paid an annual base salary of not less than $800,000. The base salary will be reviewed for increase commencing at such times as we review the salaries of senior executives generally, except Mr. Mayer’s salary will not be reviewed for increase until calendar year 2005. For each fiscal year completed during the term, Mr. Mayer will also be eligible to receive an annual cash bonus based upon performance targets established by the Compensation and Leadership Committee, but in no event will his annual target bonus be less than 125% of his annual base salary. Mr. Mayer’s annual bonus for fiscal year 2004 will be based on the Motorola Incentive Plan goals for our performance for the final three quarters of such year (determined by reference to the same performance measures applicable to our other senior executives for 2004, as prorated and applied only to such final three quarters), and will be prorated based on the portion of such year during which Mr. Mayer was employed by us and our affiliates. Mr. Mayer will also receive a signing bonus in the gross amount of $350,000 as soon as practicable following the commencement of his employment. During the term, Mr. Mayer will also participate in our long-term incentive welfare, retirement, perquisite and fringe benefit (including relocation, financial planning and automobile), and other benefit plans and programs generally available to other senior executives, provided that any severance payments or benefits to be received under any severance benefit plans, practices, policies and programs shall be offset and reduced by any severance benefits or payments received under the agreement. We will also sponsor Mr. Mayer in his efforts to obtain a visa to work full-time in the United States, and will reimburse Mr. Mayer for reasonable expenses incurred in connection with the visa application process. Mr. Mayer will participate at the Tier 1 level in our Change in Control Severance Plan or any successor change in control plan or program. See “Management—Change in Control Severance Plan.” If we adopt a Change in Control severance plan for senior executives generally with change in control benefits more generous than the benefits provided to Mr. Mayer under the agreement, Mr. Mayer will be entitled to those benefits.

On the date of the consummation of the initial public offering of our equity securities, we will grant Mr. Mayer a stock option to purchase a number of shares of our Class A common stock under our Omnibus Incentive Plan of 2004 such that the stock option has an aggregate Black-Scholes value of $5,000,000, with a per share exercise price equal to the price at which a share of Class A common stock is offered in the initial public offering. The stock option will have a term of 10 years and will vest in three annual installments of 33%, 33% and 34%, respectively, commencing on the first anniversary of the effective date of the agreement, subject to Mr. Mayer’s continued employment with us through each such date. In addition, on the date of the consummation of the initial public offering of our equity securities, we will grant Mr. Mayer a number of restricted stock units under our Omnibus Incentive Plan of 2004 equal to the quotient obtained by dividing $6,300,000 by the initial public offering price, which will vest in four equal annual installments on each of the first four anniversaries of the effective date of the agreement, subject to Mr. Mayer’s continued employment with us through such date.

If Mr. Mayer’s employment is terminated by us, except for cause (as defined in the agreement), death or disability, or if he resigns for good reason (as defined in the agreement), he would be eligible to receive, subject to his execution of a release: (1) a cash payment equal to the sum of his unpaid annual base salary and any accrued vacation pay through the date of termination, outstanding reimbursable business expenses and his annual cash bonus for the year preceding the date of termination of employment (if not previously paid); (2) a cash payment equal to two times the sum of his annual base salary and his target bonus; (3) continued medical and life insurance benefits for two years following the date of termination; and (4) any other amounts or benefits required to be paid or provided or which he is eligible to receive, based on accrued benefits through the date of termination. If the date of termination occurs subsequent to the date of the initial public offering of our equity securities, but while a portion of the stock option remains unvested, the stock option vesting installment that would have next vested following the date of termination will vest and become exercisable as of that date. If the date of termination occurs subsequent to the date of the initial public offering, but while a portion of the restricted stock units remains unvested, the restricted stock unit vesting installment that would have next vested following the date of termination will vest and become exercisable as of that date. If Mr. Mayer terminates employment because the initial public offering has not been consummated as of June 1, 2005, or if, prior to the date of the initial public offering, we terminate his employment other than for cause, death or disability, he would be eligible to receive, subject to his execution of a release, Tier 1 benefits under the Change in Control Plan as if he had incurred a qualifying termination entitling him to severance benefits under such plan. In the event that Mr. Mayer has not obtained the immigration approvals necessary to work full-time in the United States as of January 1, 2005, we may terminate the employment relationship for cause. Under such circumstances, Mr. Mayer will generally receive no severance package. However, if the failure to obtain the necessary immigration approvals is due solely to events beyond Mr. Mayer’s control, we will, subject to his execution of a release, make a severance payment to him equal to 50% of his base salary.

Mr. Mayer is entitled to reimbursement for all reasonable legal fees and expenses reasonably incurred by him in connection with the negotiation and preparation of the agreement, subject to a maximum of $50,000 and we will reimburse him for all legal costs and expenses reasonably incurred by him in connection with any dispute under the agreement so long as he substantially prevails in such dispute.

Mr. Mayer has agreed not to use or disclose any confidential information during or following his termination of employment with us. In addition, during his employment and for a period of two years thereafter, Mr. Mayer has agreed not to solicit our employees, compete with our business or solicit our customers and has further agreed that, during and after his employment with us, he will assist us in the defense of any claims or potential claims against us.

Retention Agreement with Christopher P. Belden

Motorola and Christopher Belden are parties to an amended and restated retention agreement pursuant to which Mr. Belden is entitled to separation benefits if (1) Motorola terminates his employment for any reason other than Cause (as defined in the agreement), (2) Mr. Belden terminates his employment with Motorola for Good Reason (as defined in the agreement) or (3) Mr. Belden terminates his employment with a successor employer resulting from a merger, sale of assets, joint venture or other restructuring for Good Reason within two years of such transaction. This agreement has been assigned to us.

If any of the events in subparagraphs (1), (2) or (3) occur on or before October 2, 2004, Mr. Belden shall be entitled to the following separation benefits: (1) unpaid salary with respect to any accrued vacation days, (2) accrued but unpaid salary through the termination date, (3) any earned but unpaid annual incentive bonus for the fiscal year immediately preceding the year in which the termination occurs, (4) a pro rata portion of his target bonus for the year in which the termination occurs, (5) an amount equal to two times his highest annual base salary in effect during the three years preceding the termination date and (6) an amount equal to two times the highest annual bonus he received during the five fiscal years preceding the date of termination. Mr. Belden and his family will also be entitled to health, life and long-term disability insurance for a period of two years following termination. In certain circumstances, Mr. Belden may also be entitled to a gross-up payment if any of the separation payments are subject to excise taxes. We do not expect to renew this agreement upon its termination on October 2, 2004.

The 2004 Employee Stock Purchase Plan

The purpose of the 2004 Employee Stock Purchase Plan is to provide an opportunity for our employees and the employees of designated subsidiaries to purchase shares of Class A common stock at a discount through voluntary automatic payroll deductions. The plan is designed to attract, retain, and reward our employees and to strengthen the mutuality of interest between our employees and our stockholders.

Shares Available for Issuance

The aggregate number of shares of our Class A common stock that may be issued under the plan will not exceed 6 million (subject to adjustment in the event of a stock split, stock dividend, recapitalization, reorganization, or similar transaction).

Offering Periods

The plan will be implemented by consecutive offering periods commencing on the first trading day on or after February 1 and August 1 of each year, or on such other dates as the Compensation and Leadership Committee, or such other committee as permitted by the plan, shall determine, and continuing until the last trading day of the respective six-month period, or such other date as the Compensation and Leadership Committee, or such other committee as permitted by the plan, shall determine.

Eligible Employees

All of our regular employees may participate in the plan other than, in the discretion of the Committee, employees whose customary employment is 20 hours or less a week or employees whose customary employment is for not more than five months per year.

Payroll Deductions

An employee may contribute up to 10% of his or her cash earnings through payroll deductions and the accumulated deductions will be applied to the purchase of shares on each semiannual purchase date. The purchase price per share will be no less than the lesser of 85% of the closing price per share at the beginning of the offering period or on the last trading day of such offering period.

Our board of directors may at any time amend, suspend or discontinue the plan, subject to any stockholder approval needed to comply with the requirements of the Securities and Exchange Commission, the Internal Revenue Code and the rules of the New York Stock Exchange.

Limitation of Liability and Indemnification Matters

As permitted by applicable Delaware law, we have included in our certificate of incorporation a provision to generally eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. However, this provision does not eliminate or limit liability of a director for a director’s breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any transaction from which a director derived an improper personal benefit and for other specified actions. In addition, our certificate of incorporation and bylaws provide that we are required to indemnify our officers and directors under a number of circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to pay expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified in advance of a final determination of their entitlement to indemnification. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be granted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Party Transactions

Motorola has historically operated the business groups it has transferred to us in the separation as internal units of Motorola through various divisions and subsidiaries or through investments in unconsolidated affiliates. For a discussion of transactions between Motorola and us, see “Arrangements Between Freescale Semiconductor and Motorola.”

ARRANGEMENTS BETWEEN FREESCALE SEMICONDUCTOR AND MOTOROLA

We have provided below a summary description of the master separation and distribution agreement between Motorola and Freescale Semiconductor and the other key agreements, including the purchase and supply agreement, that relate to our separation from Motorola. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been included as exhibits to the registration statement of which this prospectus is a part. References in this section to Motorola include its subsidiaries and references to our company include our subsidiaries.

Overview

The master separation and distribution agreement contains many of the key provisions related to our separation from Motorola, our initial public offering and the distribution of our shares to Motorola’s common stockholders. The other agreements referenced in the master separation and distribution agreement govern certain aspects relating to the separation and various interim and ongoing relationships between Motorola and us following the completion of our initial public offering. These agreements include:

•	the contribution agreements;

•	the registration rights agreement;

•	the tax sharing agreement;

•	the employee matters agreement;

•	the intellectual property assignment agreement;

•	the intellectual property license agreement;

•	the transition services agreement; and

•	the purchase and supply agreement.

Master Separation and Distribution Agreement

The Contribution

Overview. The master separation and distribution agreement contains many of the key provisions relating to the separation of our business from Motorola’s other businesses. The master separation and distribution agreement describes generally the assets that were contributed and transferred to us by Motorola and the liabilities assumed by us from Motorola, which we refer to as the “contribution.” These assets include substantially all of the assets, properties and rights exclusively used or held for use exclusively in the operation of the semiconductor products sector of Motorola, such as contract rights, tangible personal property, inventory, real property, accounts receivable, books and records, permits, prepaid charges, rights, claims and causes of action, stock holdings, intellectual property, cash and goodwill, as well as certain other specifically identified assets. The liabilities include substantially all debts, liabilities, commitments and obligations of any nature, whether known, unknown, contingent or otherwise, to the extent arising out of or relating to the semiconductor products sector of Motorola prior to, on or after the contribution date, such as accounts payable, contract obligations, warranty obligations, environmental liabilities, litigation and other contingent liabilities, as well as certain other specifically identified liabilities. The master separation and distribution agreement also describes when and how the contribution occurred.

Further Assurances. The master separation and distribution agreement provides that Motorola will cooperate with us to effect any transfers or contributions of assets that are not completed by the contribution date as promptly following that date as is practicable. Until these transfers can be completed, Motorola will act as a custodian and trustee on our behalf with respect to those assets. In an effort to place Motorola and our company, insofar as reasonably possible, in the same economic position as each of us would have been had the transfers occurred, the master separation and distribution agreement provides that, to the extent possible, Motorola will pass on to our company the benefits derived by it from those assets as if the transfers had occurred as contemplated, and our company, to the extent possible, will perform, on behalf of Motorola, any obligations it has with respect to those assets. As a general matter, Motorola is not required to incur any out-of-pocket expenses or fees in connection with this cooperation.

The Distribution

Overview. The master separation and distribution agreement also governs the rights and obligations of Motorola and our company regarding our initial public offering and the proposed distribution by Motorola to its common stockholders of the shares of our common stock held by Motorola, which is also referred to in this prospectus as the “distribution.” Although Motorola has announced that it intends to complete the distribution by December 31, 2004, there are various conditions to the completion of the distribution. Consequently, we cannot assure you as to when or whether the distribution will occur.

Conditions to the Distribution. The master separation and distribution agreement provides that the distribution is subject to several conditions that must be satisfied, or waived by Motorola in its sole discretion, including, among others:

•	receipt by Motorola, in form and substance satisfactory to it, of a ruling by the Internal Revenue Service and/or an opinion from its tax counsel that the contribution of assets by Motorola to us and the distribution, taken together, will qualify as a reorganization pursuant to which no gain or loss will be recognized by Motorola or its stockholders for U.S. federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code;

•	receipt of any government approvals and material consents necessary to consummate the distribution;

•	lack of any order, injunction, decree or regulation issues by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution;

•	receipt by Motorola, in form and substance satisfactory to it, of an opinion from legal counsel selected by Motorola in its sole discretion, regarding the appropriateness of the determination by Motorola’s board of directors that Motorola has sufficient surplus under Delaware law to permit the distribution; and

•	receipt by Motorola, in form and substance satisfactory to it, of an opinion from its financial advisor regarding (1) the fairness, as of the date of the opinion, to holders of Motorola’s common stock, from a financial point of view, of the distribution, and (2) the ability of Motorola and our company, given our respective capital structures following the distribution, to finance our respective operating and capital requirements through a specified date based on conditions in the capital markets as of the date of the opinion.

In addition, Motorola has the right not to complete the distribution if, at any time, Motorola’s board of directors determines, in its sole discretion, that the distribution is not in the best interest of Motorola or its stockholders, or if the distribution has not occurred by December 31, 2005.

If Motorola’s board of directors decides not to complete the distribution or waives a material condition to the distribution after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a report on Form 8-K with the Securities and Exchange Commission.

Pursuant to the master separation and distribution agreement, we are required to cooperate with Motorola to accomplish the distribution and, at Motorola’s direction, to promptly take any and all actions necessary or desirable to effect the distribution.

Covenants

We have agreed that, for so long as Motorola beneficially owns at least 50% of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Motorola’s prior written consent):

•	take any action which would limit the ability of Motorola to transfer its shares of our common stock or limit the rights of any transferee of Motorola as a holder of our common stock;

•	issue any shares of our capital stock or any rights, warrants or options to acquire our common stock if this would cause Motorola to own less than 50% of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors;

•	take any actions that could reasonably result in Motorola being in breach of or in default under any contract or agreement; or

•	incur any indebtedness that could be reasonably likely to adversely impact the credit rating of any indebtedness of Motorola.

Auditors and Audits; Annual Financial Statements and Accounting

We have agreed that, for so long as Motorola is required to consolidate our results of operations and financial position or account for its investment in our company on the equity method of accounting, we will not change our independent auditors without Motorola’s prior written consent (which will not be unreasonably withheld), and we will use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so to permit timely filing of Motorola’s financial statements. We have also agreed to provide to Motorola and its independent auditors all information required for Motorola to meet its schedule for the filing and distribution of its financial statements and to make available to Motorola and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Motorola and its independent auditors may conduct their audits relating to our financial statements. We have also agreed to adhere to certain specified Motorola accounting policies and to notify and consult with Motorola regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting.

Indemnification

Under the master separation and distribution agreement, our company and each of our affiliates that receives assets or assumes liabilities in connection with the contribution and separation will indemnify Motorola and its representatives and affiliates from all losses (other than losses relating to tax matters, employment matters and certain intellectual property matters, such matters being addressed in other agreements referenced in the master separation and distribution agreement), whether such losses arise or occur prior to or after our initial public offering, suffered by Motorola or its representatives or affiliates arising out of or due to any of the following:

•	the operation of our business;

•	our failure or the failure of any of our affiliates to pay, perform or discharge in due course the liabilities assumed by us in connection with the contribution and separation;

•	our failure or the failure of any of our affiliates to comply with the terms of the master separation and distribution agreement or any of the other agreements between Motorola and our company entered into in connection with the separation; or

•	any untrue statement of a material fact or material omission in the prospectus for our initial public offering or any similar documents relating to our initial public offering or the transactions contemplated by the master separation and distribution agreement, other than misstatements or omissions relating exclusively to Motorola or the distribution.

Motorola and each of Motorola’s affiliates that transfers assets to us in connection with the contribution and separation will indemnify our company and our representatives and affiliates from any and all losses (other than losses relating to tax matters, employment matters and certain intellectual property matters, such matters being addressed in other agreements referenced in the master separation and distribution agreement) suffered by our company or our representatives or affiliates arising out of or due to either of the following:

•	the operation of Motorola’s businesses, other than our business;

•	Motorola’s failure or the failure of any of Motorola’s affiliates to pay, perform or discharge in due course Motorola’s liabilities that are not assumed by us in connection with the contribution and separation; or

•	Motorola’s failure or the failure of any of Motorola’s affiliates to comply with the terms of the master separation and distribution agreement or any of the other agreements between Motorola and our company entered into in connection with the separation.

All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification, and no party will be liable to any other party for any punitive damages other than as a reimbursement for punitive damages paid to an unrelated party.

Access to Information

Under the master separation and distribution agreement, following the contribution, we and Motorola are obligated to provide each other access to information as follows:

•	subject to applicable confidentiality obligations and other restrictions, we and Motorola will give each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the master separation and distribution agreement or any ancillary agreement;

•	for so long as Motorola is required to consolidate our results of operation and financial position or account for its investment in our company on the equity method of accounting, we will provide to Motorola, at no charge, all financial and other data and information that Motorola determines is necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authority, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the Securities and Exchange Commission prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

•	we will consult with Motorola regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Motorola in connection with any of its public filings;

•	for no less than seven years after the contribution, we and Motorola will use reasonable efforts to make available to each other, our past and present directors, officers, other employees and representatives to the extent reasonably required as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

•	the company providing information, consultant or witness services under the master separation and distribution agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;

•	we will retain certain information owned by us or in our possession relating to our business in accordance with Motorola’s record retention policy and, if we intend to destroy this information prior to the end of the retention period required by Motorola’s retention policy, we must give Motorola the opportunity to take possession of the information at our own cost; and

•	we and Motorola will hold in strict confidence all proprietary information concerning or belonging to the other party for a five year period after the contribution, unless legally required to disclose such proprietary information.

No Representations and Warranties

Pursuant to the master separation and distribution agreement, in connection with the contribution, Motorola did not represent or warrant to us as to the condition or quality of any assets transferred to us, the liabilities to be assumed by us, or any other matters relating to our business. We received all assets in connection with the contribution on an “as is, where is” basis, which means we received these assets from Motorola in the same condition that they were in when they were owned by Motorola and have no ability to make claims against Motorola with respect to these assets. For example, we have no recourse against Motorola if the assets are not sufficient to operate our business, if the condition or quality is other than as we expected or if there is a defect in title that prevents us from taking good title to any such asset.

Termination

The master separation and distribution agreement may be terminated after our initial public offering by the mutual consent of Motorola and us.

Expenses

In general, Motorola and our company will each be responsible for our own costs (including all associated third-party costs) incurred in connection with the transactions contemplated by the master separation and distribution agreement. We have agreed to pay all costs and expenses relating to our initial public offering, including the underwriting discounts and commissions and all financial, legal, accounting and other expenses, Motorola has agreed to pay all costs (including all associated third-party costs) and expenses relating to the distribution and Motorola and we have agreed to pay all costs relating to the contribution based on the party receiving the benefit relating to those costs.

Inter-Group Indebtedness

Pursuant to the master separation and distribution agreement, we have agreed to repay, on or prior to the date on which we receive the proceeds from our initial public offering, any indebtedness of our company or any of our affiliates to Motorola and its affiliates for borrowed funds.

Insurance Matters

Until the distribution date, Motorola has agreed to allow us to participate in its directors’ and officers’ insurance program and, subject to insurance market conditions and other factors beyond Motorola’s control, to maintain for our company and its subsidiaries other policies of insurance that are comparable to those maintained generally for Motorola and its subsidiaries. We have agreed to reimburse Motorola for all costs and expenses incurred by it in connection with providing insurance coverage to our company and its subsidiaries in accordance with Motorola’s practice with respect to our business as of the contribution date, and we also have agreed to reimburse Motorola for any incremental costs or expenses incurred by it that are attributable to us as a result of any changes to insurance policies that relate to us.

Conduct of Business

In addition to the restrictions imposed on our company pursuant to the tax sharing agreement, our company is prohibited without Motorola’s prior consent, through the date on which the distribution occurs, from acquiring any other businesses or assets or disposing of any of our own assets, in each case with an aggregate value for all such transactions in excess of $100 million. We also have agreed through the date on which the distribution occurs not to acquire any equity interests in, or loan any funds to, third parties in excess of $50 million in the aggregate without Motorola’s prior consent.

Registration Rights Agreement

In the event the distribution is not completed and Motorola does not divest itself of all of its shares of our common stock, Motorola could not freely sell all such shares without registration under the Securities Act or a valid exemption thereunder. Accordingly, we entered into a registration rights agreement with Motorola to provide it with certain registration rights relating to the shares of our common stock which it holds. Under the registration rights agreement, Motorola has the right to require us to register for offer and sale all or a portion of our common stock held by Motorola, so long as the shares of our common stock that Motorola requires us to register, in each case representing more than 10% of the total shares of common stock.

Shares Covered

The registration rights agreement covers all shares of our common stock that are held by Motorola or a transferee of Motorola.

Demand Registration

Motorola may request registration (a Demand Registration) under the Securities Act of all or any portion of our shares covered by the registration rights agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by Motorola. The maximum number of Demand Registrations that we are required to effect is 10, and the number of shares to be registered in each such Demand Registration must represent more than 10% of the total shares of common stock.

Terms of Each Offering

Motorola will designate the terms of each offering effected pursuant to a Demand Registration, which may take any form, including a shelf registration, a convertible registration or an exchange registration.

Timing of Demand Registrations

We are not required to undertake a Demand Registration within 90 days of the effective date of a previous Demand Registration, other than a Demand Registration that was effected as a shelf registration. In addition, we have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any Demand Registration if we determine in the good faith judgment of our general counsel, confirmed by our board of directors, that such registration would reasonably be expected to require the disclosure of material information that the Company has a business purpose to keep confidential and the disclosure of which would have a material adverse effect on any then-active proposals to engage in certain material transactions until the earlier of (i) 15 business days after the date of disclosure of such material information, or (ii) 75 days after we make such determination.

Piggy-Back Registration Rights

If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Motorola, Motorola has the right to include its shares of our common stock in that offering.

Registration Expenses

We are responsible for the registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. Motorola is responsible for all of the fees and expenses of counsel to Motorola, any applicable underwriting discounts or commissions, and any registration or filing fees with respect to shares of our common stock being sold by Motorola. In addition, Motorola is responsible for the registration expenses of any Demand Registration made in connection with the distribution.

Indemnification

The registration rights agreement contains indemnification and contribution provisions by us for the benefit of Motorola and its affiliates and representatives and, in limited situations, by Motorola for the benefit of us and any underwriters with respect to the information included in any registration statement, prospectus or related document.

Transfer

Motorola may transfer shares covered by the registration rights agreement and the holders of such transferred shares will be entitled to the benefits of the registration rights agreement, provided that each such transferee agrees to be bound by the terms of the registration rights agreement.

Duration

The registration rights under the registration rights agreement will remain in effect with respect to any shares of our common stock until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act (or any successor provision);

•	such shares have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer have been delivered by our company, and subsequent public distribution of such shares does not require registration or qualification of them under the Securities Act or any similar state law;

•	such shares have ceased to be outstanding; or

•	in the case of shares held by a transferee of Motorola, when such shares become eligible for sale pursuant to Rule 144(k) under the Securities Act (or any successor provision).

Tax Sharing Agreement

Allocation of Taxes

In connection with our initial public offering, we have entered into a tax sharing agreement with Motorola. The tax sharing agreement governs the respective rights, responsibilities, and obligations of Motorola and us with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

In general, under the tax sharing agreement:

•	Motorola is responsible for any U.S. federal income taxes of the affiliated group for U.S. federal income tax purposes of which Motorola is the common parent. With respect to any periods beginning after our initial public offering, we will be responsible for any U.S. federal income taxes of us or any of our subsidiaries.

•	Motorola is responsible for any U.S. state or local income taxes that are determined on a consolidated, combined or unitary basis on a return that includes Motorola (and/or one or more of its subsidiaries), on the one hand, and us (and/or one or more of our subsidiaries), on the other hand. However, in the event that we or one of our subsidiaries are included in such a return for a period (or portion thereof) beginning after the date of our initial public offering, we are responsible for our portion of the income tax liability in respect of the period as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period (or portion thereof).

•	Motorola is responsible for any U.S. state or local income taxes due with respect to returns that include only Motorola and/or its subsidiaries (excluding us and our subsidiaries), and we are responsible for any U.S. state or local income taxes due with respect to returns that include only us and/or our subsidiaries.

•	Motorola is responsible for any foreign income taxes of Motorola and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any foreign income taxes of us and our subsidiaries.

•	Motorola is responsible for any non-income taxes attributable to its own business for any period. We are responsible for any non-income taxes attributable to our own business for any period.

Motorola is primarily responsible for preparing and filing any tax return with respect to the Motorola affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Motorola or any of its subsidiaries. We generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for periods beginning after our initial public offering.

We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries. Motorola generally has exclusive authority to control tax contests related to any tax returns of the Motorola affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes Motorola or any of its subsidiaries.

Disputes arising between Motorola and us relating to matters covered by the tax sharing agreement are subject to resolution as described in more detail in the tax sharing agreement.

The tax sharing agreement assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the tax sharing agreement provides for cooperation and information sharing with respect to tax matters.

The tax sharing agreement contains provisions regarding tax benefits. Under those provisions, in general, we are required to pay Motorola for any tax benefit that we would receive (based on certain assumptions) as a result of an adjustment to a tax for which Motorola is responsible under the tax sharing agreement or as a result of an adjustment to any of Motorola’s tax attributes, and Motorola is required to pay us for any tax benefit that Motorola would receive (based on certain assumptions) as a result of an adjustment to a tax for which we are responsible under the tax sharing agreement or as a result of an adjustment to any of our tax attributes. In either case, the company required to make a payment for such tax benefit may be required to do so prior to the time that, and regardless of whether, such tax benefit is actually realized in cash.

Preservation of the Tax-free Status of the Distribution

Motorola and we intend that the contribution of assets by Motorola to us and the distribution, taken together, will qualify as a reorganization pursuant to which no gain or loss is recognized by Motorola or its stockholders for federal income tax purposes under Sections 355, 368(a)(1)(D) and related provisions of the Internal Revenue Code. Motorola intends to seek a private letter ruling from the Internal Revenue Service and/or an opinion from its outside tax advisor to such effect. In either case, we are required to make certain representations regarding our company and our business and Motorola is required to make certain representations regarding it and its business. We have also agreed to certain restrictions that are intended to preserve the tax-free status of the contribution and the distribution. We may take certain actions otherwise prohibited by these covenants if Motorola has received a private letter ruling from the IRS and/or an opinion from its tax advisors, in either case, acceptable to Motorola in its sole and absolute discretion, to the effect that such action would not jeopardize the tax-free status of the contribution and the distribution. These covenants include restrictions on our ability to:

•	issue or sell stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•	sell assets outside the ordinary course of business; and

•	enter into any other corporate transaction that would cause us to undergo a 50% or greater change in our stock ownership.

We have agreed to indemnify Motorola and its affiliates against any and all tax-related liabilities incurred by them relating to the contribution or the distribution to the extent caused by an acquisition of our assets or stock, or other actions by us. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Motorola) that would result if the contribution and the distribution failed to qualify as a tax-free transaction. This indemnification applies even if Motorola has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Employee Matters Agreement

We have entered into an employee matters agreement with Motorola to allocate responsibility and liability for certain employee-related matters. The employee matters agreement generally provides for the following:

Employee Transfers and Liabilities

Effective as of the contribution date, we hired or employed U.S. and non-U.S. employees of Motorola and its affiliates, as identified in the employee matters agreement, all of whom were then involved in or with our business. For a one-year period following the contribution, while they are employed by us, such employees’ terms and conditions of employment (including compensation and employee benefit plans and programs, other than U.S. pension and retiree medical) shall be at least substantially comparable in the aggregate to their terms and conditions of employment in effect immediately prior to the contribution date. In most cases, employees on the Separation Date (the first day on which Motorola owns less than 80% of the total combined voting power of all classes of our capital stock entitled to vote) also will receive credit for their years of service with Motorola prior to the Separation Date. We anticipate that the Separation Date will be the distribution date. Effective as of the contribution date, except with respect to accrued benefits under Motorola’s U.S. pension plan as discussed under “—U.S. Employee Benefits,” we assumed all employment, compensation and employee benefit liabilities relating to our employees arising before, on or after that date, or that are related to our employees’ transfer of employment to us.

Stock and Incentive Compensation

Any Motorola stock options held by our employees immediately prior to the distribution date will be treated in the manner described in “Management—Treatment of Motorola Options.” Any Motorola SARs held by our employees immediately prior to the distribution date will be treated in the manner described in “Management—Treatment of Motorola Stock Appreciation Rights.” Some of our employees hold restricted stock and restricted stock units of Motorola. As of December 31, 2003, our employees held approximately 1.0 million shares of Motorola restricted stock and restricted stock units. As of the distribution date, certain shares of Motorola restricted stock and restricted stock units held by our employees will become free of restriction by virtue of the terms of the award document pursuant to which they were granted. With respect to the balance of the Motorola restricted stock and restricted stock units held by our employees, Motorola has agreed that a portion will be freed of restriction on the closing date of the distribution. The portion freed of restriction will be determined based on the length of service of the subject employee during the restricted period. The balance of the Motorola restricted stock and restricted stock units will be forfeited. Holders of restricted stock and restricted stock units will receive our Class B common stock in the distribution in the same ratio as all holders of Motorola common stock.

Our employees will continue to participate in the Motorola Incentive Plan through December 31, 2004 if they remain employed by us through that date. Each such employee will be paid the award the employee would have earned under the Plan for 2004, if any, had he or she remained an employee of Motorola or its subsidiaries through December 31, 2004. The amount paid will be funded by us for the portion of the 2004 service period commencing on the contribution date and ending on December 31, 2004.

Our employees will continue to participate in the Motorola Mid-Range Incentive Plan of 2003 through the earliest of December 31, 2004, the distribution date or such other date on which their participation in the plan terminates (the Plan Participation Termination Date). If the distribution date occurs before December 31, 2004, any participant who remains our employee through the distribution date will be paid a pro rata portion of the award the employee would have earned under the plan, if any, had he or she remained an employee of Motorola or its subsidiaries through December 31, 2004. The amount paid will be funded by us for the portion of the service period covered by the plan commencing on the contribution date and ending on the Plan Participation Termination Date.

Our employees will continue to participate in the Motorola Employee Stock Purchase Plan of 1999 until the date of distribution or such earlier date on which their participation terminates (the Termination Date). Contributions made by our employees prior to the Termination Date will be used to purchase shares of Motorola common stock at the end of the then-applicable six-month offering period under the Motorola Employee Stock Purchase Plan if the Termination Date is within three months of the end of that offering period. If the Termination Date is not within three months of the end of the then-current offering period, amounts contributed by our employees prior to the Termination Date shall be refunded, without interest, as soon as practicable after the Termination Date.

U.S. Employee Benefits

During the period between the contribution date and the Separation Date, our U.S. employees will continue to participate in the Motorola U.S. employee benefit plans, other than the Motorola stock option plan (because the employees will participate in our stock option plan), and we will contribute to those plans (or reimburse to Motorola) the portions of the employer contributions and other employer-paid costs under those plans that are attributable to our employees. Effective on or before, or within 90 days after the Separation Date, we will establish our own employee benefit plans for our U.S. employees, and our U.S. employees will cease to participate in the Motorola U.S. plans, except with respect to any Motorola U.S. plans in which our employees continue to be covered on a temporary basis agreed to by Motorola as an accommodation to us (for which we will reimburse Motorola). The accrued benefits of our U.S. employees in Motorola’s U.S. pension plan will be frozen and retained in that plan for the benefit of our U.S. employees on and after the Separation Date, subject to that plan’s distribution provisions. We do not anticipate establishing our own defined benefit pension plans. Effective as of the Separation Date, we anticipate that our U.S. 401(k) plan will provide for employer “matching” and “profit sharing” contributions, with (1) each fiscal year’s matching contribution expressed as a match of 100% of each participant’s pre-tax contributions to the plan (not exceeding 5% of the participant’s eligible compensation) for that year, and (2) each year’s profit sharing contribution to be in an amount (if any) to be determined by our Board of Directors in its discretion for each fiscal year based on the company’s profitability. Within a reasonable period of time after the Separation Date, the account balances of our U.S. employees in Motorola’s U.S. 401(k) plan will be transferred on a fully vested basis to their comparable accounts in our 401(k) plan in accordance with applicable Internal Revenue Code requirements.

Certain retiree medical benefits are available to our eligible domestic employees meeting certain age and service requirements upon termination of employment through the Motorola Post-Employment Health Benefits Plan. The actuarially determined obligation thereunder (at the time of this filing approximately $214 million) relating to all eligible vested former employees of Motorola who were associated with its semiconductor business, active vested participants who become our employees up to and through the Separation Date and active participants who vest within the three year period following the Separation Date, will be transferred by Motorola to our company as of the Separation Date, together with an actuarially determined amount (at the time of this filing approximately $73 million) in cash or other assets acceptable to Motorola and us (all or part of which cash amount will be transferred from the “Medical Benefits account” maintained under the Motorola, Inc. Pension Plan and related trust in accordance with Section 401(h) of the Internal Revenue Code to a voluntary employees’ beneficiary association established by our company to the extent such transfer is deemed by Motorola to be permitted by law without adverse tax consequences) to be applied toward the satisfaction of this obligation, which after such transfer shall be entirely our obligation. We will establish a “frozen” retiree health plan as a vehicle to satisfy those transferred obligations. We also currently anticipate that each of our employees who immediately prior to the Separation Date is within three years of satisfying the eligibility requirements for the Motorola Post-Employment Health Benefits Plan, will be permitted to enroll in our retiree health plan as of the date that employee separates from employment with us and our Affiliates, if as of that latter date, the employee has satisfied the eligibility requirements of the Motorola Post-Employment Health Benefits Plan in effect as of the Separation Date, for this purpose crediting each such employee with such employee’s Motorola service and period of continuous service with us beginning on the Separation Date; and the cost of providing that benefit to this additional group of employees shall be entirely our obligation without any additional transfer of assets from Motorola.

Non-U.S. Employee Benefits

The benefits provided to non-U.S. employees will vary by country. During the period between the completion of our initial public offering and the Separation Date, in some countries, our non-U.S. employees will continue to participate in the Motorola non-U.S. employee benefit plans, and we will contribute to those plans (or reimburse to Motorola) the portions of the employer contributions and other employer-paid costs under those plans that are attributable to our employees. Effective as of the Separation Date (or as of the contribution date for some plans in some countries), we generally will establish our own employee benefit plans for our non-U.S. employees, and our non-U.S. employees will in that event cease to participate in the Motorola non-U.S. plans. In some situations, our employees may continue to be covered by Motorola plans on a temporary basis as an accommodation to us (for which we will reimburse Motorola).

Intellectual Property Assignment Agreement

The intellectual property assignment agreement governs the assignment by Motorola to us of certain intellectual property rights related to our business. Under the terms of the intellectual property assignment agreement, Motorola assigned to us approximately 4,900 patent families. A patent family consists of related patents and patent applications that protect the same invention but cover different geographical regions. The assigned patent families include patents and/or patent applications that relate to the following technologies:

•	integrated circuit manufacturing processes;

•	integrated circuit design, assembly and packaging;

•	microcontroller and embedded microprocessors;

•	communications processors, network processors and digital signal processors;

•	radio frequency integrated circuits and discrete semiconductors; and

•	analog integrated circuits and sensors.

The intellectual property assignment agreement also assigned ownership to us of any applicable copyrights (including registrations and applications for registration of such copyrights), mask work rights and trade secret rights in the products, applications and technologies that pertain exclusively to our business. Pursuant to the terms of the intellectual property assignment agreement, Motorola also assigned to us certain U.S. and foreign trademarks, trademark applications and registrations.

Intellectual Property License Agreement

The intellectual property license agreement governs certain rights, responsibilities, and obligations of Motorola and us with respect to intellectual property. Under the intellectual property license agreement, we agreed to license Motorola under certain patent and other intellectual property rights owned or controlled by us, and further agreed not to assert certain of the patent rights we own against Motorola. Motorola agreed to license us under certain patents and other intellectual property rights owned or controlled by Motorola, and further agreed not to assert against us certain patents owned by Motorola.

We received licenses under certain Motorola radio frequency communications patents related to our wireless and multimedia products. Motorola retained certain patents in the wireless field, including those necessary to create products compliant with wireless standards. To the extent they require such licenses, our customers will need to obtain licenses directly from Motorola for these “essential” patents. For a specified period of time, Motorola has agreed not to assert certain of its “non-essential” patents against our customers.

The intellectual property license agreement also memorializes certain rights and obligations under specific agreements and arrangements between us and other Motorola business sectors with respect to certain products and development projects. In that regard, as part of our collaboration with Motorola for the development of wireless protocol technology, Motorola has granted to us the right to use and distribute certain Motorola protocol stack software for the GSM/GPRS, EDGE and UMTS protocols.

Under the intellectual property license agreement, we do not receive any patent licenses with respect to products that are compliant with the iDEN air interface protocol.

The intellectual property license agreement also sets forth specific time periods during which we must cease use of the Motorola trade names and trademarks (including use of such marks on products in inventory). Under the intellectual property agreement, we agreed to indemnify and hold Motorola harmless for products we furnished to third parties, and for products we furnished to Motorola prior to the contribution date. The change of control provisions of the intellectual property agreement limit the rights received by a successor in the event of a merger, acquisition or reorganization of our company.

Transition Services Agreement

The transition services agreement governs the provision by Motorola to us of support services, on an interim or transitional basis, such as:

•	cash management consulting;

•	accounting;

•	tax;

•	payroll;

•	human resources and benefits administration;

•	financial transaction support;

•	information technology systems;

•	data processing;

•	supply management and procurement;

•	insurance;

•	government relations and communications;

•	real estate management; and

•	other general administrative functions.

Motorola will perform these transition services in the manner and at the level of service substantially similar to that immediately prior to the contribution and our use of these services shall not be substantially greater than the level of use required by us immediately prior to the contribution. These services may be provided up to 18 months after the contribution date. We shall use all commercially reasonable efforts to end our use of the transition services as soon as reasonably possible and no later than the applicable service termination date specified in the agreement. We have the right to terminate any transition service upon 30 days notice to Motorola. The charges for these interim services are generally intended to allow the providing party to recover the cost of providing such services, without profit.

Purchase and Supply Agreement

Motorola is our largest end customer, representing, through direct sales, approximately 20% of our sales for the first half of 2004, and 20%, 23% and 21% of our sales for 2003, 2002 and 2001, respectively. Direct sales exclude our sales to contract manufacturers who manufacture Motorola end products. As part of our separation from Motorola, we entered into a multi-year purchase and supply agreement through the end of 2006. The purchase and supply agreement governs transactions pursuant to which Motorola, on behalf of its cellular subscriber businesses, will purchase goods and services from us. More specifically, the purchase and supply agreement addresses the following terms:

•	Motorola’s purchase commitments covering substantially all of its cellular baseband semiconductor requirements (other than cellular baseband products based on code division multiple access technologies which we do not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006;

•	Motorola’s agreement to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from us in connection with their production of cellular handsets for Motorola;

•	orders and delivery;

•	payment terms;

•	intellectual property matters;

•	product warranties;

•	product development;

•	engineering and other services;

•	dispute resolution; and

•	limitations on liability.

Motorola’s purchase commitment excludes purchases of baseband processors by or on behalf of original design manufacturers or contract manufacturers that supply handsets to Motorola. Motorola’s purchase commitment may also exclude purchases of baseband processors for handset product lines acquired by Motorola in the future if it would be prohibitive to change to a Freescale Semiconductor baseband processor given cost or time-to-market considerations.

Under this agreement, Motorola will also treat us as a preferred supplier for other semiconductor components required by its cellular subscriber businesses for cellular handset manufacturing. As a preferred supplier under the agreement, we will be given an equal opportunity to bid on all such products, and if our bid is equal to or better than other bids received by Motorola with respect to pricing, timing and features, then we will be awarded a percentage share of Motorola’s requirements that is consistent with a commercially reasonable multi-source strategy. Under this agreement, the parties acknowledge that while there is no particular percentage commitment for these other semiconductor components, Motorola’s preferred suppliers typically receive between 25% to 75% share of Motorola’s requirements. The agreement does not assure us of sales to Motorola in the future comparable to historical levels.

Motorola’s obligations under the purchase and supply agreement are subject to our ability to continue to supply our products on a competitive basis with respect to pricing, timing and features and other customary conditions with respect to capacity, delivery, quality and development. If we fail to meet those conditions, we have an opportunity to cure such failure and restore our supply relationship, subject to commitments Motorola may be required to make with alternate suppliers in the case of a development default.

The agreement contains a dispute resolution process using a neutral third-party expert if Motorola and we disagree on whether we have met these competitiveness criteria.

PRINCIPAL STOCKHOLDER

Motorola owns all of our outstanding shares of Class B common stock, representing 67.5% of the outstanding shares of our common stock and 91.2% of the total voting power of our common stock. Motorola does not own any of our outstanding shares of Class A common stock. However, under our Amended and Restated Certificate of Incorporation, Motorola has the right to convert any of the Class B common stock it holds into Class A common stock prior to the distribution. Motorola plans to include in the distribution any common stock so converted. Prior to the distribution, Motorola is able, acting alone, to elect our entire board of directors and to approve any action requiring stockholder approval. Except for Motorola, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following our initial public offering. None of our executive officers, directors or director nominees currently owns any shares of our common stock, but those who own shares of Motorola common stock will be treated on the same terms as other holders of Motorola stock in any distribution by Motorola. See “Management—Stock Ownership of Directors and Executive Officers” for a description of the ownership of Motorola stock by our directors and executive officers.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.” In this section, references to “Freescale Semiconductor,” “we,” “us,” “our” and “our company” refer only to Freescale Semiconductor, Inc. and not to any of its subsidiaries. References to the “exchange notes” refer collectively to the Floating Rate Senior Notes due 2009 (2009 notes), the 6.875% Senior Notes due 2011 (2011 notes) and the 7.125% Senior Notes due 2014 (2014 notes) being offered in the exchange offer. References to the “old notes” refer collectively to the Floating Rate Senior Notes due 2009, the 6.875% Senior Notes due 2011 and the 7.125% Senior Notes due 2014 issued in the private offering on July 21, 2004. References to the “notes” refer collectively to the old notes and the exchange notes.

We will issue the exchange notes under the same indenture dated July 21, 2004, between us and Deutsche Bank Trust Company Americas, as trustee, under which the old notes were issued (the base indenture), as it will be supplemented by one or more supplemental indentures establishing the terms of the notes between us and the trustee (the supplemental indenture and together with the base indenture, the indenture). The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The following description is a summary of the material provisions of the indenture and the exchange and registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the exchange and registration rights agreement because they, and not this description, define your rights as holders of the exchange notes. The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. See “Available Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indenture and the exchange and registration rights agreement.

The registered holder of an exchange note will be treated as the owner of the exchange note for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Exchange Notes

The Exchange Notes

The exchange notes will be:

•	our general unsecured obligations;

•	equal in right of payment with all of our other existing and future unsecured senior Indebtedness;

•	effectively junior to our secured Indebtedness up to the value of the collateral securing such Indebtedness;

•	senior in right of payment to any of our future subordinated Indebtedness; and

•	effectively junior to all existing and future liabilities, including trade payables, of our non-guarantor Subsidiaries.

Guarantees

The indenture requires the exchange notes to be guaranteed by all of our wholly-owned Domestic Subsidiaries other than our Insignificant Subsidiaries. Because there are no wholly-owned Domestic Subsidiaries other than Insignificant Subsidiaries on the date of this exchange offer, there will be no Guarantors initially. None of our Foreign Subsidiaries will guarantee the exchange notes.

Any wholly-owned Domestic Subsidiary that will become a Guarantor after the date of the offering will execute a supplemental indenture and deliver an opinion of counsel reasonably satisfactory to the trustee within 15 Business Days of the date on which it was designated as a Guarantor. We will not be required to cause any Subsidiary to become a Guarantor if such Subsidiary is not a wholly-owned Domestic Subsidiary.

In the event there are any future Guarantors, each guarantee will be:

•	a general unsecured obligation of the Guarantor;

•	equal in right of payment with all existing and future unsecured senior Indebtedness of that Guarantor;

•	effectively junior to that Guarantor’s secured Indebtedness up to the value of the collateral securing such Indebtedness; and

•	senior in right of payment to any future subordinated Indebtedness of that Guarantor.

In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. As of July 3, 2004, our non-guarantor Subsidiaries had approximately $10 million of Indebtedness and approximately $404 million of trade payables and other liabilities outstanding. The non-guarantor Subsidiaries generated 66% of our consolidated revenues in the year ended December 31, 2003 and held 52% of our consolidated assets as of July 3, 2004.

On July 21, 2004, we completed the private offering of $400 million aggregate principal amount of Floating Rate Senior Notes due 2009, $350 million aggregate principal amount of 6.875% Senior Notes due 2011 and $500 million aggregate principal amount of 7.125% Senior Notes due 2014. As of July 31, 2004, we had total Indebtedness of approximately $1.26 billion.

As of the date of the indenture, all of our Subsidiaries were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Any Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

We will issue $400 million in aggregate principal amount of 2009 notes, $350 million in aggregate principal amount of 2011 notes and $500 million in aggregate principal amount of 2014 notes in this exchange offer. Subject to compliance with the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” we may issue additional notes of any series from time to time after this exchange offer so long as such issuance complies with the covenants in the indenture, including the covenants described below under the captions “—Certain Covenants —Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Certain Covenants—Liens.” The notes of any particular series, and any additional notes of that series subsequently issued under the indenture, will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in denominations of $1,000 and integral multiples of $1,000. The 2009 notes will mature on July 15, 2009, the 2011 notes will mature on July 15, 2011, and the 2014 notes will mature on July 15, 2014.

Interest on the 2009 notes will accrue at a rate equal to LIBOR plus a spread of 2.75% (the Applicable FRN Rate). We will pay interest on the 2009 notes quarterly, in arrears, on January 15, April 15, July 15, and October 15 of each year, beginning on October 15, 2004. We will make each interest payment to the holders of record at the close of business on January 1, April 1, July 1, or October 1 immediately preceding the next scheduled interest payment date.

Interest on the 2011 notes will accrue at a rate of 6.875% per annum and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2005. We will make each interest payment to the holders of record at the close of business on the immediately preceding January 1 and July 1.

Interest on the 2014 notes will accrue at a rate of 7.125% per annum and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2005. We will make each interest payment to the holders of record at the close of business on the immediately preceding January 1 and July 1.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date to which it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Exchange Notes

For so long as the exchange notes remain in the form of global securities, we will pay all principal, interest and premium on the exchange notes to the depositary or its nominee as the registered holder of the global securities representing the exchange notes. All other payments on exchange notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Exchange Notes

The trustee will initially act as paying agent and registrar for the exchange notes. We may change the paying agent or registrar without prior notice to the holders of the exchange notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Subsidiary Guarantees

Our Subsidiaries have not guaranteed the exchange notes. However, we may have future Guarantors (See “—Brief Description of the Exchange Notes”). The Subsidiary Guarantees of these Guarantors will be joint and several obligations of the Guarantors. The obligations of each Guarantor, if any, under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Related to the Exchange Notes.” If we have any subsidiary guarantees, fraudulent conveyance laws may permit courts to void our subsidiaries’ guarantees of the exchange notes in specific circumstances, which would interfere with payment under our subsidiaries’ guarantees.

A Guarantor will not be able to sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than us or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person surviving any such consolidation or merger is the Guarantor;

(b) the Person acquiring the assets in any such sale or disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) assumes all the obligations of that Guarantor under the indenture and its Subsidiary Guarantee pursuant to a supplemental indenture and assumes that Guarantor’s obligations under the exchange and registration rights agreement, in each case pursuant to documents reasonably satisfactory to the trustee and completes all other required documentation; or

(c) the Net Proceeds of such sale or other disposition of assets are applied in accordance with the applicable provisions of the indenture within the time frames set forth in the indenture (this requirement will be deemed to be satisfied after a Fall Away Event or a Suspension Event, at which time a number of restrictive covenants would no longer be in effect).

Notwithstanding the foregoing, the Subsidiary Guarantee of a Guarantor will be deemed automatically discharged and released in accordance with the terms of the indenture:

(1) upon the sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or immediately after giving effect to such transaction) our Subsidiary, if the sale or other disposition complies, to the extent applicable, with the “Asset Sale” provisions of the indenture (which requirement will be deemed to be satisfied following a Fall Away Event or a Suspension Event);

(2) upon the sale of all of the Capital Stock of that Guarantor to a Person that is not (either before or immediately after giving effect to such transaction) our Subsidiary, if the sale complies, to the extent applicable, with the “Asset Sale” provisions of the indenture (which requirement will be deemed to be satisfied following a Fall Away Event or a Suspension Event);

(3) upon the legal defeasance of the notes as described below under the caption “—Legal Defeasance and Covenant Defeasance”; or

(4) if we designate that Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

See “—Repurchase at the Option of Holders—Asset Sales.”

In addition, the Subsidiary Guarantee of a Guarantor may be discharged and released in accordance with the terms of the indenture if we deliver to the trustee an officer’s certificate stating that, after giving effect to such release, the Domestic Subsidiaries (other than Guarantors) in the aggregate do not comprise a Significant Subsidiary.

Optional Redemption

2009 Notes

At any time, or from time to time, prior to July 15, 2007, we may at our option on any one or more occasions redeem up to 35% of the aggregate principal amount of the 2009 notes issued under the indenture at a redemption price (expressed as a percentage of principal amount) equal to the sum of (i) 100% plus (ii) the Applicable FRN Rate then in effect, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) 2009 notes (excluding any 2009 notes held by us and our Subsidiaries) in an aggregate principal amount of at least 65% of the aggregate principal amount of the 2009 notes originally issued on the date of the indenture remain outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Except pursuant to the preceding paragraphs, the 2009 notes will not be redeemable at our option prior to July 15, 2006.

On or after July 15, 2006, we may redeem all or a part of the 2009 notes upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the 2009 notes to be redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2006	102.00%

2007	101.00%

2008 and thereafter	100.00%

2011 Notes

At any time, or from time to time, prior to July 15, 2007, we may at our option on any one or more occasions redeem up to 35% of the aggregate principal amount of the 2011 notes issued under the indenture at a redemption price equal to 106.875% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) 2011 notes (excluding any 2011 notes held by our company and our Subsidiaries) in an aggregate principal amount of at least 65% of the aggregate principal amount of the 2011 notes originally issued on the date of the indenture remain outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time, or from time to time, prior to July 15, 2008, we may at our option redeem all or part of the 2011 notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of:

•	100% of the principal amount of the 2011 notes to be redeemed, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, or

•	as determined by the Quotation Agent, the sum of the present values of (a) 103.438% of the remaining principal amount of the 2011 notes being redeemed as of July 15, 2008 plus (b) all scheduled payments of interest on such notes to and including July 15, 2008 (but not including accrued and unpaid interest to the redemption date), in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points, together in each case with accrued and unpaid interest and Special Interest, if any, to the redemption date.

Except pursuant to the preceding paragraphs, the 2011 notes will not be redeemable at our option prior to July 15, 2008.

On or after July 15, 2008, we may redeem all or a part of the 2011 notes upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the 2011 notes to be redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15, of the years indicated below:

Year	Percentage
2008	103.438%

2009	101.719%

2010 and thereafter	100.000%

2014 Notes

At any time, or from time to time, prior to July 15, 2007, we may at our option on any one or more occasions redeem up to 35% of the aggregate principal amount of the 2014 notes issued under the indenture at a redemption price equal to 107.125% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) 2014 notes (excluding any 2014 notes held by our company and our Subsidiaries) in an aggregate principal amount of at least 65% of the aggregate principal amount of the 2014 notes originally issued on the date of the indenture remain outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

At any time, or from time to time, prior to July 15, 2009, we may at our option redeem all or part of the 2014 notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the greater of:

•	100% of the principal amount of the 2014 notes to be redeemed, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, or

•	as determined by the Quotation Agent, the sum of the present values of (a) 103.563% of the remaining principal amount of the 2014 notes being redeemed as of July 15, 2009 plus (b) all scheduled payments of interest on such notes to and including July 15, 2009 (but not including accrued and unpaid interest to the redemption date), in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points, together in each case with accrued and unpaid interest and Special Interest, if any, to the redemption date.

Except pursuant to the preceding paragraphs, the 2014 notes will not be redeemable at our option prior to July 15, 2009.

On or after July 15, 2009, we may redeem all or a part of the 2014 notes upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the 2014 notes to be redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2009	103.563%

2010	102.375%

2011	101.188%

2012 and thereafter	100.000%

In each instance of an optional redemption, we in our sole discretion shall determine which series of exchange notes shall be so redeemed.

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments with respect to the exchange notes.

Selection and Notice

If less than all of the 2009 notes, the 2011 notes or the 2014 notes are to be redeemed at any time, the trustee will select exchange notes for redemption as follows:

(1) if the applicable exchange notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which they are listed; or

(2) if the applicable exchange notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

No exchange notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the exchange notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any exchange note is to be redeemed in part only, the notice of redemption that relates to that exchange note will state the portion of the principal amount of that exchange note that is to be redeemed. A new exchange note in principal amount equal to the unredeemed portion of the original exchange note will be issued in the name of the holder of exchange notes upon cancellation of the original exchange note. Exchange notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on exchange notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control Event

If a Change of Control Event occurs at any time, except to the extent we have elected to exercise our right to redeem exchange notes as described above under the caption “—Optional Redemption,” each holder of exchange notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s exchange notes pursuant to a Change of Control offer on the terms set forth in the indenture for a repurchase price in cash equal to 101% of the aggregate principal amount of exchange notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the exchange notes repurchased, to the date of repurchase. Within 30 days following any Change of Control Event (except to the extent we have elected to exercise its right to redeem the exchange notes as described under “—Optional Redemption”) or, at our option, prior to any Change of Control Event but after the public announcement thereof, we will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Event and offering to repurchase exchange notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (or, in the case of a notice mailed prior to the occurrence of the Change of Control Event, no later than 60 days after the Change of Control Event), pursuant to the procedures required by the indenture and described in such notice (except as may otherwise be required by law). The notice shall, if mailed prior to the date of consummation of the Change of Control Event, state that the offer to purchase is conditioned on the Change of Control Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the exchange notes as a result of a Change of Control Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Event provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Event provisions of the indenture by virtue of such failure to otherwise comply with the Change of Control Event provisions.

On the Change of Control Event payment date, we will, to the extent lawful (and subject to the satisfaction of the conditions of the offer):

(1) accept for payment all exchange notes or portions of exchange notes properly tendered and not withdrawn pursuant to the Change of Control offer;

(2) deposit with the paying agent an amount equal to the aggregate purchase price in respect of all exchange notes or portions of exchange notes accepted for payment; and

(3) deliver or cause to be delivered to the trustee the exchange notes properly accepted together with an officers’ certificate stating the aggregate principal amount of exchange notes or portions of exchange notes being purchased by us.

The paying agent will promptly mail (or otherwise deliver) to each holder of exchange notes accepted for payment the purchase price for such exchange notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the exchange notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

We will publicly announce the results of the Change of Control offer on or as soon as practicable after the Change of Control Event payment date.

Except as described above with respect to a Change of Control Event, the indenture does not contain provisions that permit the holders of the exchange notes to require that we repurchase or redeem the exchange notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control offer upon a Change of Control Event if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by us and such third party purchases, subject to satisfaction of the conditions of the offer, all notes properly tendered and not withdrawn under the Change of Control offer.

If a Change of Control offer is made, there can be no assurance that we will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by holders seeking to accept the Change of Control offer. In the event we are required to purchase outstanding exchange notes pursuant to a Change of Control offer, we expect that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that we would be able to obtain such financing.

Neither our Board of Directors nor the trustee may waive the covenant relating to a holder’s right to repurchase upon the occurrence of a Change of Control Event. Restrictions in the indenture described in this prospectus on the ability of our company and our subsidiaries to incur additional Indebtedness, to grant Liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of our company, whether favored or opposed by our management. Consummation of any such transaction in certain circumstances may require the redemption or repurchase of notes, and we cannot assure you that we or the acquiror will have sufficient financial resources to effect such a redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage a leveraged buyout of our company or any of our subsidiaries by our management. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the indenture may not afford the holders protection in all circumstances from the adverse aspects of a highly leveraged reorganization, restructuring, merger or similar transaction.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of our company and our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of exchange notes to require us to repurchase its exchange notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of our company and our Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

We will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) We (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the Fair Market Value (as evidenced by an officers’ certificate delivered to the trustee), of the assets or Equity Interests issued or sold or otherwise disposed of, except as a result of any foreclosure or sale by lenders; and

(2) at least 75% of the consideration received in the Asset Sale by us or such Restricted Subsidiary is in the form of cash or Replacement Assets, or a combination of both. For purposes of this provision, each of the following forms of consideration will be deemed to be cash:

(a) any liabilities, as shown on our or such Restricted Subsidiary’s most recent balance sheet, of our company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to an agreement that releases us or such Restricted Subsidiary from further liability or with respect to which the transferee has granted an indemnity with respect to such liability to our company or such Restricted Subsidiary (provided that the foregoing will not be deemed to be cash for purposes of determining the Net Proceeds received from the Asset Sale);

(b) any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are converted by us or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion, within 180 days after receipt; and

(c) Cash Equivalents.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale (or within eighteen months if we or any Restricted Subsidiary contractually commits or enters into a letter of intent with an unrelated Person, in either case within 365 days after the receipt of such Net Proceeds, to apply the Net Proceeds in any manner specified below), we or any Restricted Subsidiary may apply those Net Proceeds:

(1) to repay Indebtedness and other Obligations under any Credit Facility;

(2) to repay (or repurchase) (a) any secured Indebtedness or (b) any other Indebtedness of any non-guarantor Subsidiary;

(3) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business (including by means of a merger, consolidation or other business combination permitted under the indenture);

(4) to make a capital expenditure;

(5) to make an investment in properties or assets that replace the properties and assets that were the subject of the Asset Sale;

(6) to acquire other long-term assets that are used or useful in a Permitted Business; or

(7) in any combination of applications and investments specified in clauses (1) through (6) above.

Pending the final application of any Net Proceeds, we and any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (1) through (7) above will, at the end of the period specified for application or reinvestment, constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $250.0 million, we will, within 45 days, make an offer to all holders of notes, and, at our option, to all holders of other Indebtedness that is pari passu with the notes, to purchase on a pro rata basis the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale offer will be equal to 100% of the principal amount of the notes being repurchased plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale offer, the amount of Excess Proceeds will be reset at zero.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such failure to otherwise comply with the Asset Sale provisions.

Agreements governing our future Indebtedness (that the indenture permits us to incur) could contain prohibitions on the occurrence of certain events, including events that would constitute an Asset Sale or Change of Control. In addition, the exercise by the holders of notes of their right to require us to repurchase the notes upon an Asset Sale or Change of Control Event could cause a default under such agreements, even if the Asset Sale or Change of Control Event does not, due to the financial effect of such repurchases on us. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources. Our failure to make or consummate an Asset Sale or Change of Control offer or pay the applicable Asset Sale or Change of Control Event payment when due would result in an Event of Default (after the giving of any applicable notice or the passage of any applicable periods of time) and would give the trustee and the holders of the exchange notes the rights described below under the caption “—Events of Default and Remedies.”

Certain Covenants

Changes in Covenants When Notes Rated Investment Grade

If on any date following the date of the indenture all series of outstanding notes have an Investment Grade Rating from both of the Rating Agencies and no Default or Event of Default has occurred and is continuing (a “Fall Away Event”), then, beginning on that day and continuing at all times thereafter regardless of any subsequent changes in the rating of the notes, the covenants (or portions thereof) specifically listed under the following captions in this prospectus will no longer be applicable:

(1) “—Repurchase at the Option of Holders”;

(2) “—Certain Covenants—Restricted Payments”;

(3) “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4) the first paragraph under “—Certain Covenants—Liens”;

(5) “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(6) clause 4 under “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(7) “—Certain Covenants—Transactions with Affiliates”;

(8) the first paragraph under “—Certain Covenants—Sale and Leaseback Transactions”; and

(9) “—Certain Covenants—Payments for Consent”

(collectively, the “Terminated Covenants”).

If, prior to a Fall Away Event, on any date following the date of the indenture all series of outstanding notes have an Investment Grade Rating from one of the Rating Agencies and no Default or Event of Default has occurred and is continuing (a “Suspension Event”), then, beginning on that day and continuing until the Investment Grade Rating assigned by that Rating Agency to any series of notes should subsequently decline and as a result all series of notes do not carry an Investment Grade Rating from one Rating Agency, and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this prospectus will be suspended and will no longer be applicable during that period:

(1) “—Repurchase at the Option of Holders”;

(2) “—Certain Covenants—Restricted Payments”;

(3) “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(4) the first paragraph under “—Certain Covenants—Liens”;

(5) “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(6) clause 4(b) under “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(7) “—Certain Covenants—Transactions with Affiliates”;

(8) the first paragraph under “—Certain Covenants—Sale and Leaseback Transactions”; and

(9) “—Certain Covenants—Payments for Consent”

(collectively, the “Suspended Covenants”).

If, after a Suspension Event and before the occurrence of a Fall Away Event, the Investment Grade Rating assigned to any series of notes by a Rating Agency that has assigned an Investment Grade Rating to all series of outstanding notes should subsequently decline and as a result all series of notes do not carry an Investment Grade Rating from one Rating Agency, then the Suspended Covenants shall be reinstituted as of and from the date of such rating decline. Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since the date of the indenture except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. These covenant suspension provisions will continue to be applicable following any such reinstatement.

There can be no assurance that any series of the notes will ever achieve an Investment Grade Rating or that any such rating, if achieved, will be maintained.

Restricted Payments

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on or in respect of our or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving our company or any of our Restricted Subsidiaries), or to the direct or indirect holders of our or any of our Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in our Equity Interests (other than Disqualified Stock) or dividends, payments or distributions payable to us or a Restricted Subsidiary of our company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving our company) any Equity Interests of our company (other than from us or another Restricted Subsidiary);

(3) make any payment on, or with respect to, or repurchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of our company that is contractually subordinated to the notes (excluding any intercompany Indebtedness between or among our company and any of our Restricted Subsidiaries and excluding the payment, repurchase, redemption, defeasance or other acquisition or retirement of such subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or payment of principal or interest at the Stated Maturity thereof, in each case due within three months of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement); or

(4) make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and immediately after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing;

(2) We would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Expense Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and our Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4) and (6) of the next succeeding paragraph), is less than the sum, without duplication (the “Basic Restricted Payments Basket”), of:

(a) 50% of our Consolidated Net Income for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing after the date of the indenture to the end of our most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net cash proceeds received by us since the date of the indenture to the date the Restricted Payment occurs (i) as a contribution to its common equity capital or from the issue or sale of Equity Interests of our company or any Restricted Subsidiary (including Equity Interests of our company or any Restricted Subsidiary issued upon conversion or exercise of any securities specified in the following clause (ii)) (other than Disqualified Stock), or (ii) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of our company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of our company), plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, and after the Net Proceeds for any such Restricted Investment (if any) are applied in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders —Asset Sales” (to the extent the covenant is applicable), the lesser of (i) the cash return of capital or repayment with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

(d) 100% of the aggregate net cash proceeds received by us or a Restricted Subsidiary since the date of the indenture to the date of the Restricted Payment occurs from the sale (other than to us or a Restricted Subsidiary) of Equity Interests of an Unrestricted Subsidiary of our company, plus

(e) in the event that any Unrestricted Subsidiary of our company is redesignated as a Restricted Subsidiary after the date of the indenture, the Fair Market Value of our Investment in such Subsidiary as of the date of such redesignation.

For the avoidance of doubt, “Restricted Payments” shall not include payments made pursuant to (a) contractual arrangements (including, without limitation, the Transaction Documents), outstanding on the date on which the notes are first issued and authenticated under the indenture, between Motorola (or any of its Subsidiaries) and us (or any of our Subsidiaries), and (b) any Affiliate Transaction with Motorola or a Subsidiary of Motorola (i) that is entered into at a time when Motorola, directly or indirectly, beneficially owns our Voting Stock representing more than 50% of the Total Voting Power, and that does not, in our good faith judgment, materially adversely affect our ability to pay the principal and interest on the notes when due or (ii) that is entered into at any other time, and that is, in our good faith judgment, in the best interests of our company and our Subsidiaries.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

(2) the redemption, repurchase, retirement, defeasance or other acquisition or retirement of any subordinated Indebtedness of our company or any Guarantor or of any Equity Interests of our company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted

Subsidiary of our company) of, Equity Interests of our company (other than Disqualified Stock or contributions to the equity capital of our company) or from the substantially concurrent contribution of common equity capital to us; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition or retirement of subordinated Indebtedness of our company or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of our company to the holders of our Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of our company or any Restricted Subsidiary of our company from former, present or future employees, consultants or directors of our company or any of its Restricted Subsidiaries or their authorized representatives pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5 million in any twelve-month period;

(6) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(7) the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated Indebtedness upon a Change of Control or an Asset Sale to the extent required by the indenture or other agreement pursuant to which such subordinated Indebtedness was issued, but only if we (a) in the case of a Change of Control, have made an offer to repurchase the notes as described under “—Repurchase at the Option of Holders—Change of Control Event”, to the extent required by the covenant to do so, or (b) in the case of an Asset Sale, have applied the Net Proceeds from such Asset Sale in accordance with the provisions described under “—Repurchase at the Option of Holders—Asset Sales” to the extent applicable; and

(8) other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (8), not to exceed $500 million.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Board of Directors’ determination, with respect to the fair market value of any assets or securities that are required to be valued by this covenant, must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $50 million. Not later than ten Business Days following a request from the trustee, we will deliver to the trustee an officers’ certificate stating that each Restricted Payment made in the six months preceding the date of request is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that we or any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and our Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Consolidated Interest Expense Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.25 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness, Disqualified Stock or preferred stock, as applicable (collectively, “Permitted Debt”):

(1) the incurrence by us or any of our Restricted Subsidiaries of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the obligations in respect thereof), not to exceed the greater of:

(a) $750 million less the greater of (i) the aggregate amount of all Net Proceeds of Asset Sales applied by us or any of our Restricted Subsidiaries since the date of the indenture to repay Indebtedness and other Obligations under a Credit Facility pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales” minus $500 million and (ii) $0; or

(b) the amount of the Borrowing Base as of the date of such incurrence;

(2) the incurrence by us and our Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by us and the Guarantors of Indebtedness represented by the notes and the related Subsidiary Guarantees to be issued on the date of the indenture and the exchange notes and the related Subsidiary Guarantees to be issued pursuant to the exchange and registration rights agreement, or represented by future Subsidiary Guarantees;

(4) the incurrence by us or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, lease or cost of construction or improvement of property (real or personal), plant or equipment used in the business of our company or such Restricted Subsidiary (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, 5% of Consolidated Net Tangible Assets;

(5) the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4) or (5) of this paragraph;

(6) the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness between or among us and any of our Restricted Subsidiaries; provided, however, that:

(a) if we or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes, in the case of us, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Capital Stock that results in any such Indebtedness being held by a Person other than us or a Restricted Subsidiary of our company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either our company or a Restricted Subsidiary of our company; will be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Guarantor, as the case may be, that was not permitted by this clause (6);

(7) the issuance of shares of preferred stock by a Restricted Subsidiary to our company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which, in either case, results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to us or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock that was not permitted by this clause (7);

(8) the incurrence by us or any of our Restricted Subsidiaries of Hedging Obligations in the ordinary course of business and not for speculative purposes;

(9) the guarantee by us or any of our Restricted Subsidiaries of Indebtedness of our company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(10) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in our Consolidated Interest Expense as accrued;

(11) the incurrence by us or any of our Restricted Subsidiaries of Indebtedness in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(12) the incurrence by us or any of our Restricted Subsidiaries of Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations of our company or any of our Restricted Subsidiaries incurred in connection with the disposition of any business, assets or Subsidiary of our company in an aggregate amount not to exceed the gross proceeds actually received by us or any Restricted Subsidiary in connection with such disposition;

(13) the incurrence by us or any of our Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, so long as such Indebtedness is extinguished within two Business Days of its incurrence;

(14) the incurrence by any Restricted Subsidiary of Indebtedness represented by letters of credit entered into in the ordinary course of business to the extent that such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following a demand for reimbursement following payment on the letter of credit; provided, that such letters of credit shall not constitute Permitted Debt pursuant to this clause (14) if they are issued in support of Indebtedness;

(15) the incurrence by us or any of our Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) which, when taken together with all other Indebtedness of our company and our Restricted Subsidiaries outstanding on the date of such incurrence and incurred pursuant to this clause (15), does not exceed $75 million; and

(16) the incurrence by us or a Restricted Subsidiary of Indebtedness to the extent the net proceeds thereof are promptly deposited to defease all outstanding notes as described below under the caption “—Legal Defeasance and Covenant Defeasance.”

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, (a) the outstanding principal amount of any item of Indebtedness shall be counted only once, and any obligation arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness incurred in compliance with this covenant shall be disregarded, and (b) if an item of Indebtedness meets the criteria of more than one of the categories described in clauses (1) through (16) above or is permitted to be incurred pursuant to the first paragraph of this covenant and also meets the criteria of one or more of the categories described in clauses (1) through (16) above, we shall, in our sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and may from time to time reclassify such item of Indebtedness in any manner in which such item could be incurred at the time of such reclassification.

Liens

Prior to a Fall Away Event or a Suspension Event, we will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or Attributable Debt (other than Permitted Liens) on any asset owned on the date of the indenture or acquired after such date by us or any of our Restricted Subsidiaries, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with (or prior to) the obligations so secured until such time as such other obligations are no longer secured by such Lien.

After a Fall Away Event or a Suspension Event, we will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien securing Indebtedness or Attributable Debt (other than Suspension Event Permitted Liens) upon (1) any Principal Property of our company or any Restricted Subsidiary, (2) any Capital Stock of a Restricted Subsidiary or (3) any Indebtedness of a Restricted Subsidiary owed to us or another Restricted Subsidiary, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with (or prior to) the obligations so secured until such time as such other obligations are no longer secured by such Lien.

Notwithstanding the foregoing, after a Fall Away Event or a Suspension Event, we and our Restricted Subsidiaries will be permitted to create, incur, assume or suffer to exist Liens as to which we or our Restricted Subsidiaries would otherwise be required to comply with the foregoing paragraph, and renew, extend or replace such Liens, in each case without complying with the foregoing paragraph with respect to such Liens; provided that the aggregate amount of all Indebtedness of our company and our Restricted Subsidiaries outstanding at such time that is secured by these Liens (other than (1) Indebtedness secured solely by Suspension Event Permitted Liens, (2) Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the notes and (3) the notes) plus the aggregate amount of all Attributable Debt of our company and our Restricted Subsidiaries with respect to all Sale and Leaseback Transactions outstanding at such time (other than Sale and Leaseback Transactions permitted by the second paragraph under “—Sale and Leaseback Transactions”), would not exceed 5.0% of the Consolidated Net Tangible Assets of our company and our Restricted Subsidiaries.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

We will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions to us or any of our Restricted Subsidiaries (a) on its Capital Stock or (b) with respect to any other interest or participation in, or measured by, its profits;

(2) pay any indebtedness owed to us or any of our Restricted Subsidiaries;

(3) make loans or advances to us or any of our Restricted Subsidiaries; or

(4) transfer any of its properties or assets to us or any of our Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements and any new agreements, provided that the encumbrances or restrictions contained in any such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or new agreements, taken as a whole, are not materially more restrictive than the encumbrances or restrictions contained in agreements in place on the date of the indenture (including the indenture);

(2) Credit Facilities pursuant to which Indebtedness permitted to be incurred by clause (1) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of

Indebtedness and Issuance of Preferred Stock” is incurred, provided that the encumbrances or restrictions contained in any Credit Facilities, taken as a whole, are not materially more restrictive than encumbrances or restrictions customarily contained in credit facilities of Persons with a credit rating similar to that of our company;

(3) the indenture, the notes and the Subsidiary Guarantees;

(4) any applicable law, rule, regulation or order;

(5) any agreement or instrument governing Indebtedness or Capital Stock of a Person or any of its Subsidiaries as in effect at the time such Person becomes a Subsidiary of our company or at the time it merges with or into us or any of our Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such Person becoming a Subsidiary or such acquisition, merger or consolidation), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the property or assets of the Person so acquired or, in the case of assumed Indebtedness, to any property or assets other than those acquired from such Person, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those instruments, provided that the encumbrances or restrictions contained in any such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings, taken as a whole, are not materially more restrictive than the encumbrances or restrictions contained in instruments in effect on the date of acquisition;

(6) customary non-assignment provisions in leases or other agreements entered into in the ordinary course of business and consistent with past practices;

(7) purchase money obligations for property acquired in the ordinary course of business that impose on such property restrictions of the nature described in clause (4) of the first paragraph of this covenant;

(8) any restriction imposed under an agreement for the sale or other disposition of assets or Equity Interests permitted under the indenture pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness, taken as a whole, are not materially more restrictive than those contained in the agreements governing the Indebtedness being refinanced;

(10) Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” or below under the caption “—Sale and Leaseback Transactions” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11) provisions limiting or prohibiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business, which limitation or prohibition is applicable only to the assets that are the subject of such agreements; and

(12) restrictions on cash or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

We may not: (1) consolidate or merge with or into another Person (whether or not we are the surviving corporation); or (2) directly or indirectly, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties and assets of our company and our Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) we are the surviving or continuing corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than our company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than our company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all our obligations under the notes, the indenture and the exchange and registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(4) we or the Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made:

(a) will have Consolidated Net Worth immediately after giving effect to the transaction equal to or greater than our Consolidated Net Worth immediately preceding the transaction; and

(b) will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Expense Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

Notwithstanding the foregoing, we and our Restricted Subsidiaries may sell, assign, transfer, lease, convey or otherwise dispose of assets between or among each other (including by way of merger).

Transactions with Affiliates

We will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), other than:

(1) any Affiliate Transaction with Motorola or a Subsidiary of Motorola (i) that is entered into at a time when Motorola, directly or indirectly, beneficially owns our Voting Stock representing more than 50% of the Total Voting Power, and that does not, in our good faith judgment, materially adversely affect our ability to pay the principal and interest on the notes when due or (ii) that is entered into at any other time, and that is, in our good faith judgment, in the best interests of us and our Subsidiaries; or

(2) any Affiliate Transaction other than with Motorola or a Subsidiary of Motorola (a) that is on terms that are, when taken as a whole, no less favorable to us or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by us or such Restricted Subsidiary with an unrelated Person and (b) in connection with which we deliver to the trustee:

(i) with respect to any Affiliate Transaction or series of related Affiliate Transactions under this clause (2) and which involve aggregate consideration in excess of $25 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(ii) with respect to any Affiliate Transaction or series of related Affiliate Transactions under this clause (2) and which involve aggregate consideration in excess of $50 million, an opinion as to the fairness to us of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

For purposes of clause (1) above and the corresponding paragraph in “—Restricted Payments” above, “our good faith judgment” shall mean a determination made in good faith (i) by our Board of Directors, if the transaction is required by the certificate of incorporation, the bylaws or any corporate policy established from time to time by our Board of Directors to be approved by the Board of Directors or if applicable law prohibits the delegation of such approval to our officers or (b) otherwise, by such officer(s) or employee(s) of our company or any of our Restricted Subsidiaries as may have proper authority, pursuant to our bylaws, a resolution of our Board of Directors or any corporate policy established from time to time by our Board of Directors (or any redelegation of such authority pursuant to any of the foregoing), to approve such transaction.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment, compensation, benefit or indemnification agreement or arrangement (and any payments or other transactions pursuant thereto) entered into by us or any of our Restricted Subsidiaries in the ordinary course of business (or that is otherwise reasonable as determined in good faith by our Board of Directors) with an officer, employee, consultant or director and any transactions pursuant to stock option plans, stock ownership plans and employee benefit plans or arrangements;

(2) transactions between or among us and/or our Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of any such transaction);

(3) transactions with a Person that is our Affiliate solely because we own an Equity Interest in, and/or controls, such Person;

(4) payment of reasonable fees to directors who are not otherwise our employees as determined in good faith by our Board of Directors;

(5) sales of Equity Interests (other than Disqualified Stock) to our Affiliates;

(6) any agreement of our company or any Affiliate as in effect as of the date of the indenture (including the Transaction Documents) or any amendment thereto or any replacement agreement, or any transaction pursuant to or contemplated by any such agreement, amendment or replacement, so long as any such amendment or replacement agreement, taken as a whole, is not materially more disadvantageous to the holders than the original agreement as in effect on the date of the indenture; and

(7) Restricted Payments that are permitted by the provisions described above under the caption “—Restricted Payments.”

Designation of Restricted and Unrestricted Subsidiaries

Our Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by us and our Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the remaining amount available for Restricted Payments under the Basic Restricted Payments Basket or Permitted Investments, as determined by us. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, no such designation may be made unless the proposed Unrestricted Subsidiary does not own any Equity Interests in any Restricted Subsidiary that is not simultaneously subject to designation as an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Sale and Leaseback Transactions

Prior to a Fall Away Event or a Suspension Event, we will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that we or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction if:

(1) we or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the Consolidated Interest Expense Coverage Ratio test in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure Indebtedness in an amount equal to such Attributable Debt pursuant to paragraph (1) of the definition of “Permitted Liens”;

(2) the gross cash proceeds of that Sale and Leaseback Transaction are at least equal to the Fair Market Value (as evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee) of the property that is the subject of that Sale and Leaseback Transaction; and

(3) to the extent required, the transfer of assets in that Sale and Leaseback Transaction is permitted by, and we apply the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

After a Fall Away Event or a Suspension Event, we will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction involving any Principal Property, except for any Sale and Leaseback Transaction involving a lease not exceeding three years unless:

(1) we or that Restricted Subsidiary, as applicable, would at the time of entering into the transaction be entitled to incur Indebtedness secured by a Lien on that Principal Property in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing the notes;

(2) an amount equal to the net cash proceeds of the Sale and Leaseback Transaction is applied within 180 days to:

(a) the voluntary retirement or prepayment of any Indebtedness of our company or any Restricted Subsidiary maturing more than one year after the date incurred, and which is senior to or pari passu in right of payment with the notes; or

(b) the purchase of other property that will constitute Principal Property having a value (as determined in good faith by our Board of Directors) in an amount at least equal to the net cash proceeds of the Sale and Leaseback Transaction;

(3) within the 180-day period specified in clause (2) above, we or that Restricted Subsidiary, as applicable, deliver to the trustee for cancellation notes in an aggregate principal amount at least equal to the net proceeds of the Sale and Leaseback Transaction.

Notwithstanding the foregoing, after a Fall Away Event or a Suspension Event, we may enter into Sale and Leaseback Transactions that would not otherwise be permitted under the limitations described in the preceding paragraph, provided that the sum of the aggregate amount of all Indebtedness of our company and our Restricted Subsidiaries that is secured by Liens on any properties or assets of our company and any Restricted Subsidiaries (other than (1) Indebtedness secured solely by Suspension Event Permitted Liens, (2) Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the notes and (3) the notes) and the aggregate amount of all Attributable Debt of our company and our Restricted Subsidiaries with respect to all Sale and Leaseback Transactions outstanding at such time (other than Sale and Leaseback Transactions permitted by the preceding paragraph) would not exceed 5.0% of the Consolidated Net Tangible Assets of our company and our Restricted Subsidiaries.

Payments for Consent

We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that are entitled under the indenture to, and do, consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will electronically file with the SEC, or if not permitted to do so will make available to the holders of notes, securities analysts and prospective investors, within the time periods specified in the SEC’s rules and regulations (including any permitted extensions):

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by our independent accountants; and

(2) all financial and other information that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

If Subsidiaries designated by us as Unrestricted Subsidiaries in the aggregate comprise a Significant Subsidiary at the time of the delivery of the quarterly or annual financial information required by the preceding paragraph, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of our company and our Restricted Subsidiaries separate from the financial condition and results of operations of our Unrestricted Subsidiaries.

Events of Default and Remedies

With respect to each series of notes, each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Special Interest with respect to, such notes;

(2) default in payment when due at maturity, redemption or otherwise, including the failure to make a payment to purchase notes when required pursuant to the indenture, including notes tendered pursuant to a change of control offer or a net proceeds offer, of the principal of or premium, if any, on such notes;

(3) failure by us or any of its Subsidiaries for 60 days after we receive, from the trustee or from holders of at least 25% in outstanding aggregate principal amount of that series of notes, notice to comply with any of the other covenants or agreements in the indenture or the notes;

(4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates at any time $25 million or more and has not been discharged in full or such acceleration rescinded or annulled within 20 days of such Payment Default or acceleration;

(5) failure by us or any of our Restricted Subsidiaries to pay final judgments aggregating in excess of $25 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(6) except as permitted by the indenture, any Subsidiary Guarantee relating to such notes shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person authorized by and acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee and such condition shall not have been cured (including by way of providing for a substitute Guarantor) within 60 days of written notice from the trustee or the holders of at least 25% in outstanding aggregate principal amount of the applicable series of notes; and

(7) certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Restricted Subsidiaries that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in outstanding aggregate principal amount of the then outstanding notes of that series may declare all the notes of that series to be due and payable immediately. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes of a series may rescind any such acceleration with respect to the notes of that series and its consequences.

Holders of the notes may not enforce the indenture or notes except as provided in the indenture and the Trust Indenture Act. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes of a series may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or Special Interest.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest and Special Interest (if any) when due, with respect to each series of notes, no holder of a note may pursue any remedy with respect to the indenture or any series of notes unless:

(1) such holder has previously given the trustee notice that an event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding of a series by notice to the trustee may on behalf of the holders of all of the notes of such series waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium and Special Interest on, or the principal of, notes of that series.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on our behalf with the intention of avoiding payment of the premium that we would have had to pay if we then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or member of our company or any Subsidiary or Affiliate of our company, as such, will have any liability for any obligations under the notes, the indenture, the Subsidiary Guarantees, the exchange and registration rights agreement, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes of any or all series and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Special Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and our and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

In addition, we may, at our option and at any time, elect to have the obligations of our company and the Guarantors released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the applicable notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the applicable notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and interest and premium (and Special Interest, if any) on, the outstanding notes of the applicable series on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether such notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to such trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the applicable outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to such trustee confirming that the holders of the applicable outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit under the indenture (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which we or any of our Significant Subsidiaries are a party or by which we or any of our Significant Subsidiaries are bound;

(6) we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of notes being defeased over the other creditors of our company with the intent of defeating, hindering, delaying or defrauding creditors of our company or others; and

(7) we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture and the notes of each series may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the applicable series of notes then outstanding and affected by such amendment or supplement (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture and the notes of each series may be waived with the consent of the holders of at least a majority in aggregate principal amount of the applicable series of notes then outstanding and affected by such waiver (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

With respect to each series of notes, without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of such notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any such note or alter the provisions with respect to the redemption of such notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any such note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Special Interest, if any, on such notes (except a rescission of acceleration of such notes by the holders of at least a majority in aggregate principal amount of the notes of such series and a waiver of the payment default that resulted from such acceleration);

(5) make any such note payable in money other than that stated in such notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of such notes to receive payments of principal of, or interest or premium or Special Interest, if any, on such notes;

(7) waive a redemption payment with respect to any such note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding paragraphs, without the consent of any holder of notes, we and the trustee may amend or supplement the indenture, the notes or the applicable Subsidiary Guarantees:

(1) to cure any ambiguity, defect, omission or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of our obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

(4) to make any change that would provide any additional rights or benefits to the holders of notes of one or more series or that would not adversely affect, other than in immaterial respects, the legal rights under the indenture of any such holder;

(5) to (a) add a Guarantor (as to any or all series of notes) or (b) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture (in each case, to the extent permitted by the indenture);

(6) to provide for the issuance of additional notes of any series in accordance with any limitations set forth in the indenture;

(7) to evidence and provide for a successor trustee;

(8) to convey, transfer, assign, mortgage or pledge to the trustee as security for notes any property or assets; or

(9) to comply with requirements of the SEC in order to effect or maintain the qualification of the applicable indenture under the Trust Indenture Act.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to any series of notes issued thereunder, when:

(1) either:

(a) all applicable notes that have been authenticated and delivered, except lost, stolen or destroyed notes that have been replaced or paid, and all applicable notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

(b) all applicable notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year, under arrangements reasonably satisfactory to the trustee, and we or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable

Government Securities, in amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the applicable notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which our company or any Guarantor is a party or by which we or any Guarantor is bound;

(3) We or any Guarantor have paid or caused to be paid all other sums payable by it under the indenture; and

(4) We have delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the applicable notes at maturity or the redemption date, as the case may be.

In addition, we must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of our company or any Guarantor, the indenture and the Trust Indenture Act limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the indenture has been qualified under the Trust Indenture Act), or resign. If the trustee fails to either eliminate the conflicting interest, obtain permission or resign within 10 days of the expiration of the 90-day period, the trustee is required to notify the holders to such effect and any holder that has been a bona fide holder for at least six months may petition a court to remove the trustee and appoint a successor trustee.

The holders of a majority in principal amount of the then outstanding 2009 notes, 2011 notes or 2014 notes, as the case may be, will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee with respect to notes of the applicable series, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of 2009 notes, 2011 notes or 2014 notes, as the case may be, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

The trustee, Deutsche Bank Trust Company Americas, is an affiliate of Deutsche Bank Securities Inc., one of the initial purchasers.

Book-Entry System

Upon issuance, all exchange notes will be represented by one or more fully registered global certificates, without coupons. Each global certificate will be deposited with the trustee, as custodian for The Depository Trust Company (DTC), a securities depositary, and will be registered in the name of a nominee of DTC. The depositary will thus be the only registered holder of the notes.

Notes that are issued as described below under “—Certificated Notes” will be issued in definitive form. Upon the transfer of notes in definitive form, such notes will, unless the global securities have previously been exchanged for notes in definitive form, be exchanged for an interest in the global securities representing the principal amount of notes being transferred.

Purchasers of notes may hold interests in the global certificates through DTC if they are participants in the DTC system. Purchasers may also hold interests through a securities intermediary—banks, brokerage houses and other institutions that maintain securities accounts for customers—that has an account with DTC. DTC will maintain accounts showing the security holdings of its participants, and these participants will, in turn, maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry certificate will hold that certificate indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The notes of each beneficial owner of a book-entry certificate will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of notes will generally not be considered the owner under the indenture. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability of a beneficial owner to transfer book-entry notes.

A beneficial owner of book-entry notes represented by a global certificate may exchange the notes for definitive, certificated notes only if the conditions for such an exchange, as described under “—Certificated Notes” are met.

In this prospectus, references to actions taken by a holder of notes will mean actions taken by DTC upon instructions from its participants, and references to payments means payments to DTC, as registered holder.

We expect that DTC or its nominee, upon receipt of any payment will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the relevant global note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global note held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the book-entry securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

In order to ensure that DTC’s nominee will timely exercise a right conferred by the notes, the beneficial owner of that note must instruct the broker or other direct or indirect participant through which it holds an interest in that note to notify DTC of its desire to exercise that right. Different firms have different deadlines for accepting instructions from their customers. Each beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in the notes in order to ascertain the deadline for ensuring that timely notice will be delivered to DTC.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act. The rules applicable to DTC and its participants are on file with the SEC.

DTC may discontinue providing its services as securities depositary at any time by giving reasonable notice. Under those circumstances, in the event that a successor securities depositary is not appointed, definitive certificates are required to be printed and delivered.

The information in this section concerning DTC, Euroclear or Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we do not take responsibility for the accuracy of that information.

Certificated Notes

The notes represented by the global securities are exchangeable for certificated notes in definitive form of like tenor as such notes if:

•	the depositary notifies us that it is unwilling or unable to continue as depositary for the global securities or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 90 days after the date of such notice;

•	an event of default has occurred and is continuing, and the depositary requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

Any notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated notes issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate principal amount to be registered in the name of the depositary or its nominee.

Registration Rights; Special Interest

The following description is a summary of the material provisions of the exchange and registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of exchange and registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. The exchange and registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

In connection with the issuance of the old notes on July 21, 2004, we, any Guarantors and the initial purchasers entered into the exchange and registration rights agreement. Pursuant to the exchange and registration rights agreement, we and any Guarantors agreed to file with the SEC an exchange offer registration (Exchange Offer Registration Statement) statement on the appropriate form under the Securities Act with respect to registered notes having the same terms as the old notes (except that the registered notes will not be subject to transfer restrictions or to any increase in annual interest rate as described below) and which are to be exchanged for the old notes (the Exchange Notes). Upon the effectiveness of the exchange offer registration statement and pursuant to the exchange offer, we and any Guarantors will offer to those holders of Transfer Restricted Securities (defined below) who are able to make certain representations, the opportunity to exchange their Transfer Restricted Securities for Exchange Notes (Exchange Offer).

The exchange and registration rights agreement provides that, to the extent not prohibited by any applicable law or interpretations of the Staff of the SEC, we and any Guarantors will use their reasonable best efforts to:

(1) file an Exchange Offer Registration Statement with the SEC;

(2) have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 120 days after the closing of the offering of the old notes; and

(3) commence and complete the Exchange Offer as promptly as practicable after the exchange offer registration statement is declared effective by the SEC.

If:

(1) we and the Guarantors determine that they are not permitted to consummate the Exchange Offer because the Exchange Offer would violate applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies us in writing prior to the 20th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer;

(b) that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) that it is a broker-dealer and owns notes acquired directly from us or our affiliate,

then we and any Guarantors will use their reasonable best efforts to file with the SEC, as promptly as reasonably practicable after such filing obligation arises, a shelf registration statement (Shelf Registration Statement) to cover resales of the old notes by the holders of the old notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. We and any Guarantors will use their reasonable best efforts to have the applicable registration statement declared effective by the SEC as promptly as reasonably practicable after it is filed with the SEC.

For purposes of the preceding, “Transfer Restricted Securities” means each note until:

(1) the date on which such old note has been (or could have been) exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an Exchange Note, the date on which such Exchange Note is sold if such broker-dealer was not required to deliver a prospectus to the purchaser, or, if required to do so, the prospectus contained in the Exchange Offer Registration Statement was available and appropriate for such purpose;

(3) the date on which such old note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement;

(4) the date on which such old note is distributed to the public pursuant to Rule 144 under the Securities Act;

(5) the date on which such old note is eligible to be sold pursuant to paragraph (k) of Rule 144; or

(6) the date on which such old note ceases to be outstanding.

If:

(1) the Exchange Offer is not completed on or before the date that is 180 days after the closing date of the offering of the old notes or, if required, the shelf registration statement is not declared effective on or before the date that is 180 days after the closing of the offering of the old notes; or

(2) the Shelf Registration Statement, if required, is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the exchange and registration rights agreement (each such event referred to in clauses (1) and (2) above, a “Registration Default”), then we will pay Special Interest to each holder of Transfer Restricted Securities, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to 0.25% per annum of the principal amount of Transfer Restricted Securities held by such holder.

The amount of the Special Interest will increase by an additional 0.25% per annum of the principal amount of Transfer Restricted Securities with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of 1.0% per annum of the principal amount of Transfer Restricted Securities.

Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

Holders of old notes will be required to make certain representations to us (as described in the exchange and registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the exchange and registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify us and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from us.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, but excluding Indebtedness of such other Person (a) that is extinguished, retired or repaid concurrently with such other Person becoming a Restricted Subsidiary of, or at the time it is merged into or consolidates with, such specified Person or (b) incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support for, the transaction or series of related transactions pursuant to which such other Person merges with or into, or becomes a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, but excluding Indebtedness of such other Person (a) that is extinguished, retired or repaid concurrently with the transaction or series of related transactions pursuant to which such asset was acquired by such Person or (b) incurred in connection with, or in contemplation of, or to provide all or any portion of the funds or credit support for, the transaction or series of related transactions pursuant to which such asset was acquired by such Person.

Acquired Debt will be deemed to be incurred on the date the acquired Person becomes a Restricted Subsidiary.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or properties; provided that the sale, conveyance or other disposition of all or substantially all of the assets of our company and our Restricted Subsidiaries taken as a whole will be governed by the provisions described above under the caption “—Repurchase at the Option of Holders—Change of Control Event” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of our Restricted Subsidiaries or the sale of Equity Interests in any of our Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves Equity Interests or assets having a Fair Market Value of less than $250.0 million;

(2) a transfer of assets or properties between or among our company and our Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction);

(3) an issuance of Equity Interests by a Restricted Subsidiary or sale of Equity Interests of a Restricted Subsidiary to us or to another Restricted Subsidiary;

(4) the sale of equipment, inventory or accounts receivable in the ordinary course of business;

(5) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(6) any sale, lease or other disposition in the ordinary course of business of obsolete, worn out or damaged equipment or assets that are no longer used in the business of our company and our Restricted Subsidiaries;

(7) sales of assets received by us or any of our Restricted Subsidiaries upon the foreclosure of a Lien;

(8) the sale or other disposition of cash or Cash Equivalents;

(9) the granting of Liens not prohibited by the indenture;

(10) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business; and

(11) a Restricted Payment or a Permitted Investment that is not prohibited by the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such lease, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or, except in the context of the definitions of “Change of Control” and “Continuing Directors,” any committee thereof;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrowing Base” means, as of any date, an amount equal to:

(1) 80% of the face amount of all accounts receivable owned by us and our Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 90 days past due; plus

(2) 50% of the book value of all inventory owned by us and our Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date,

all calculated on a consolidated basis in accordance with GAAP.

“Business Day” means each day other than a Saturday, a Sunday or a day on which commercial banking institutions are authorized or required by law to close in New York City.

“Calculation Agent” shall initially be the trustee.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized and reflected as a liability on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding any debt securities convertible into such equity securities.

“Cash Equivalents” means:

(1) United States dollars, pounds sterling, euros or, in the case of any foreign Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government (or any agency or instrumentality thereof), in each case the payment of which is backed by the full faith and credit of the United States and having maturities of not more than one year from the date of acquisition;

(3) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the date of acquisition, having one of the two highest ratings obtainable from either Moody’s or S&P;

(4) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any domestic commercial bank or any domestic branch of a foreign commercial bank, in each case having combined capital and surplus in excess of $500 million and a Thomson Bank Watch Rating (or the successor thereto) of “B” or better;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and in each case maturing within one year after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of our company and our Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of our company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than Motorola or any Subsidiary thereof, becomes the Beneficial Owner, directly or indirectly, of more than 35% of our Voting Stock, measured by voting power rather than number of shares;

(4) the first day on which a majority of the members of our Board of Directors are not Continuing Directors; or

(5) we consolidate with, or merges with or into, any Person (other than Motorola or a Subsidiary of Motorola), or any Person (other than Motorola or a Subsidiary of Motorola) consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

“Change of Control Event” means the occurrence of a Change of Control and a Rating Decline.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term to the first optional redemption date of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term to the first optional redemption date of the notes being redeemed.

“Comparable Treasury Price” means, with respect to any redemption date:

(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities”; or

(2) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (a) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Quotation Agent obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss realized by such Person or any of its Restricted Subsidiaries plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net interest expense, if any, pursuant to Interest Rate Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

(5) non-cash items (other than any non-cash items that will require cash payments in the future or that relate to foreign currency translation) decreasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP; minus

(6) non-cash items (other than any non-cash items that will require cash payments in the future or that relate to foreign currency translation) increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of our company shall be added to Consolidated Net Income to compute our Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to us by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders; provided that the amount to be added to Consolidated Net Income to compute our Consolidated Cash Flow shall not be limited pursuant to this paragraph if, pursuant to the proviso in clause (2) of the definition of “Consolidated Net Income,” no exclusion of Net Income would be required as a result of the condition in such proviso being satisfied.

“Consolidated Interest Expense ” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net interest expense, if any, pursuant to Interest Rate Hedging Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) interest actually paid by us or any Restricted Subsidiary under any Guarantee of Indebtedness of another Person; plus

(4) the product of all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in our Equity Interests (other than Disqualified Stock) or to us or a Restricted Subsidiary of our company.

“Consolidated Interest Expense Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Consolidated Interest Expense of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Consolidated Interest Expense Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Expense Coverage Ratio is made (the “Calculation Date”), then the Consolidated Interest Expense Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Consolidated Interest Expense Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period, and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash (or to the extent converted into cash) to or by the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, except to the extent that such Net Income is actually paid to such Person or one of its Restricted Subsidiaries through dividends, loans or otherwise; provided that there shall be no exclusion of Net Income pursuant to this clause (2) if the amount of Net Income that would have been excluded pursuant to this clause (2) does not exceed 5% of the Net Income of our company and our Restricted Subsidiaries;

(3) the cumulative effect of a change in accounting principles will be excluded;

(4) any non-cash goodwill impairment charges incurred subsequent to the date of the indenture resulting from the application of SFAS No. 142 will be excluded;

(5) any non-cash charges incurred subsequent to the date of the indenture relating to the underfunded portion of any pension plans will be excluded;

(6) any non-cash charges incurred subsequent to the date of the indenture resulting from the application of SFAS No. 123 will be excluded; and

(7) the Net Income of any Unrestricted Subsidiary will be included to the extent distributed or otherwise paid in cash (or to the extent converted into cash) to the specified Person or one of its Subsidiaries.

“Consolidated Net Tangible Assets” means Total Assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) after deducting therefrom (1) all current liabilities, (2) any item representing investments in Unrestricted Subsidiaries and (3) all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles, all as set forth on the most recent balance sheet of our company and our consolidated Restricted Subsidiaries and computed in accordance with GAAP.

“Consolidated Net Worth” means, with respect to any specified Person as of any date, the sum of:

(1) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

(2) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who:

(1) was a member of such Board of Directors on the date of the indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors then still in office or with the approval of a majority of Directors whose election was previously so approved from time to time.

“Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, refunded, renewed, replaced or refinanced (including increasing the amount borrowed thereunder) in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Determination Date” with respect to an Interest Period, will be the second London Banking Day preceding the first day of such Interest Period.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the latest date on which any outstanding notes issued pursuant to the indenture (other than any notes held by us and our Restricted Subsidiaries) mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require us to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that we and our Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of our company formed under the laws of the United States or any state of the United States or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any primary private or public offering of our Equity Interests (other than Disqualified Stock) to Persons who are not our Affiliates other than (1) public offerings with respect to our common stock registered on Form S-8 and (2) issuances upon exercise of options by employees of our company or any of our Restricted Subsidiaries.

“Existing Indebtedness” means any Indebtedness of our company and our Restricted Subsidiaries in existence on the date of the indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to a willing seller in a transaction not involving distress or necessity of either party, determined in good faith by our Board of Directors (unless otherwise provided in the indenture).

“Foreign Subsidiary” means any Subsidiary of our company that is not a Domestic Subsidiary.

“GAAP ” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantor” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture; and their respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent and without duplication:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of bankers’ acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors, which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes, to the extent not otherwise included, all Indebtedness of others secured by a Lien on any asset owned by the specified Person (whether or not such Indebtedness is assumed by the specified Person) (provided that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

Notwithstanding the foregoing, “Indebtedness” shall not include (A) advance payments by customers in the ordinary course of business for services or products to be provided or delivered in the future or (B) deferred taxes.

“Insignificant Subsidiaries” means those Domestic Subsidiaries (other than Guarantors) that in the aggregate do not comprise a Significant Subsidiary. For purposes of this definition, “Significant Subsidiary” and “Insignificant Subsidiaries” shall be determined in relationship to our company and our Domestic Subsidiaries on a consolidated basis as of the end of the most recently completed fiscal year on an annual basis at the time that an audited balance sheet for our company and our consolidated subsidiaries becomes publicly available.

“Interest Period ” means the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the Issue Date with respect to the 2009 notes and end on and include October 14, 2004.

“Interest Rate Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

“Investment Grade Rating” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the notes for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).

“Investments” means, with respect to any Person, any direct or indirect investments by such Person in another Person (including Affiliates) in the form of loans, notes or similar instruments or other extensions of credit (including Guarantees), advances or capital contributions (excluding commission, travel, relocation, entertainment and similar advances (including advances against future vacation days) to officers, directors, employees, consultants and agents made in the ordinary course of business), purchases or other acquisitions for value of Indebtedness, Equity Interests or other securities issued by such other Person, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If we or any Restricted Subsidiary of our company sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of our company such that, after giving effect to any such sale or disposition, such Person is no longer our Subsidiary, we will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such former Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by us or any Restricted Subsidiary of our company of a Person that holds an Investment in a third Person that is not a Subsidiary of such acquired Person will be deemed to be an Investment by us or such Restricted Subsidiary of our company in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment shall be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“LIBOR,” with respect to an Interest Period, will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, provided that in no event shall an operating lease be deemed to constitute a Lien.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by our company or any of our Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale and the sale or disposition of any such non-cash consideration, including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions, and any out-of-pocket expenses paid to third parties in connection with the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the permanent repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve or adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither we nor any of our Restricted Subsidiaries (a) provides credit support in the form of any undertaking, agreement or instrument that would constitute Indebtedness, (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of our company or any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness of our company or any of our Restricted Subsidiaries to be accelerated or payable prior to its stated maturity.

“Obligations” means any principal, interest, penalties, fees, taxes, costs, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing, securing or relating to any Indebtedness, whether or not a claim in respect thereof has been asserted.

“Permitted Business” means any business conducted by our company and our Restricted Subsidiaries from time to time, any reasonable extension thereof, and any additional business reasonably related, incidental, ancillary or complementary thereto.

“Permitted Investments” means:

(1) any Investment in us or in a Restricted Subsidiary of our company;

(2) any Investment in Cash Equivalents;

(3) any Investment by us or any Restricted Subsidiary of our company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of us; or

(b) such Person is merged, consolidated or amalgamated with or into, or in one or a series of related transactions transfers or conveys substantially all of its assets to, or is liquidated into, our company or a Restricted Subsidiary of our company;

(4) any Investment made as a result of the receipt of non-cash consideration from the sale or other disposition of assets or properties made in a manner not prohibited by the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(5) any Investment existing on the date of the indenture;

(6) any acquisition of assets solely in exchange for the issuance of our Equity Interests (other than Disqualified Stock);

(7) any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(8) advances, loans or extensions of trade credit in the ordinary course of business by us or any of our Restricted Subsidiaries;

(9) Hedging Obligations;

(10) any Investment acquired by us or any of our Restricted Subsidiaries as a result of a foreclosure by us or any such Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(11) any Investment consisting of a guarantee permitted under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” above, including the Subsidiary Guarantees;

(12) loans and advances to employees not to exceed $10 million in the aggregate at any one time outstanding;

(13) Investments consisting of the contribution of intellectual property; and

(14) other Investments in any Person or Persons having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), which, when taken together with all other Investments made pursuant to this clause (14) since the date of the indenture, do not exceed $250 million; provided, however, that to the extent any Investment made pursuant to this clause (14) is sold for cash or otherwise liquidated or repaid for cash, the maximum dollar amount of Permitted Investments made pursuant to this clause (14) shall be increased or decreased by the amount of the net gain or loss from the sale of any such Investment.

“Permitted Liens” means:

(1) Liens securing Indebtedness and other Obligations under Credit Facilities that were permitted to be incurred by clause (1) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) Liens securing Indebtedness between a Restricted Subsidiary of our company and us or between Restricted Subsidiaries of our company;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with our company or any Subsidiary of our company or at the time of sale, lease or other disposition of all or substantially all of the properties of such Person (or a division thereof) to us or any of our Subsidiaries; provided that such Liens were in existence prior to the contemplation of such merger or consolidation or arose thereafter under contractual commitments entered into prior to and not in contemplation of such transaction and do not extend as a result of such transaction to any assets other than those of the Person merged into or consolidated with or the assets of which are sold, leased or otherwise disposed of to us or the Subsidiary;

(4) Liens on property of an Unrestricted Subsidiary at the time that it is designated as a Restricted Subsidiary pursuant to the definition of “Unrestricted Subsidiary”; provided that such Liens were not incurred in connection with, or in contemplation of, such designation;

(5) Liens on assets existing at the time of acquisition of the assets by us or a Restricted Subsidiary, provided that such Liens were in existence prior to the contemplation of such acquisition;

(6) Liens to secure the performance of statutory obligations, surety, judgment or appeal bonds, performance bonds, bids, trade contracts or other obligations of a like nature incurred in the ordinary course of business;

(7) Liens arising out of conditional sale, retention, consignment or similar arrangements, incurred in the ordinary course of business, for the sale of goods;

(8) Liens required by any contract or statute in order to permit us or a Subsidiary of our company to perform any contract or subcontract made by, with or at the request of the United States or any state, or any department, agency, instrumentality or political subdivision of any of the foregoing or the District of Columbia;

(9) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness;

(10) Liens existing on the date of the indenture;

(11) Liens for taxes, assessments, fees or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(12) Liens securing (a) Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus assets or property affixed or appurtenant thereto or proceeds in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien and (b) up to $250 million of Permitted Refinancing Indebtedness the net proceeds of which are used to refinance Indebtedness incurred under clause (3) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(13) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be incurred under the indenture;

(14) Liens on assets of Restricted Subsidiaries to secure letters of credit issued pursuant to clause (14) of the definition of Permitted Debt; provided if and to the extent such letters of credit are drawn upon, such drawing is reimbursed no later than the tenth Business Day following a demand for reimbursement following payment on the letter of credit;

(15) bankers’ Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(16) Liens, not in respect of Indebtedness, arising from Uniform Commercial Code financing statements for informational purposes with respect to leases incurred in the ordinary course of business and not otherwise prohibited by the indenture;

(17) Liens securing our Indebtedness incurred (within 180 days of such purchase) to finance the purchase of any assets, to the extent the amount of Indebtedness thereunder does not exceed 100% of the purchase cost of such assets; provided that such Indebtedness was permitted to be incurred by the terms of the indenture and such Liens do not extend to any assets of our company or our Restricted Subsidiaries other than the assets so acquired;

(18) Liens securing Indebtedness the proceeds of which are used to develop or construct new facilities (or any improvements to existing facilities) or equipment (or any improvements to existing equipment) designed primarily for the purpose of air or water pollution control; provided that such Indebtedness was permitted to be incurred by the terms of the indenture and such Liens do not extend to any assets of our company or our Restricted Subsidiaries other than those assets which are the subject of this clause;

(19) Liens securing the notes; and

(20) Liens incurred in the ordinary course of business of our company or any Restricted Subsidiary of our company with respect to obligations that do not exceed $25 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of our company or any of our Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund, other Indebtedness of our company or any of our Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the aggregate principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the aggregate principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is by its terms subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is by its terms subordinated in right of payment to the notes on terms at least as favorable in all material respects to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by us or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal Property” means any manufacturing plant or facility owned by us and/or one or more Restricted Subsidiaries and located within the continental United States of America having a gross book value in excess of 5.0% of the Consolidated Net Tangible Assets of our company and our Restricted Subsidiaries; provided that the term “Principal Property” shall not include any plant or facility that:

(1) is acquired after the date of the indenture for the disposal of solid waste, or control or abatement of atmospheric pollutants or contaminants, or water, noise or other pollutants, or

(2) in the opinion of the Board of Directors, is not of material importance to the total business conducted by us and our Restricted Subsidiaries, considered as a whole.

“Quotation Agent” means the Reference Treasury Dealer appointed by the trustee to act as the Quotation Agent after consultation with us.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the notes for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us as a replacement agency for Moody’s or S&P, as the case may be.

“Rating Decline” means the occurrence on any date from and after the date of the public notice by us or another Person seeking to effect a Change in Control of an arrangement that, in our good faith judgment, is expected to result in a Change of Control until the end of the 30-day period following public notice of the occurrence of a Change of Control or abandonment of the expected Change in Control transaction (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any Rating Agency) of:

(1) a decline in the rating of the notes by such Rating Agency by at least one notch in the gradation of the rating scale (e.g., + or – for S&P or 1, 2 and 3 for Moody’s) from such Rating Agency’s rating of the notes; or

(2) withdrawal by such Rating Agency of such Rating Agency’s rating of the notes.

“Reference Treasury Dealer” means Goldman, Sachs & Co. and its respective successors and, at our option, other primary U.S. government securities dealers in New York City selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 pm on the third Business Day preceding such redemption date.

“Replacement Assets” means (1) non-current assets (including Equity Interests) that will be used or useful in a Permitted Business, (2) substantially all of the assets of another Permitted Business, or (3) a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary as a result of such acquisition.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Restricted Investment ” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Restricted Subsidiary of any properties or assets of our company and/or such Restricted Subsidiary (except for leases between us and any Restricted Subsidiary, between any Restricted Subsidiary and us or between Restricted Subsidiaries), which properties or assets have been or are to be sold or transferred by us or such Restricted Subsidiary to such Person and as to which we or such Restricted Subsidiary takes back a lease of such properties or assets.

“S&P” means Standard & Poor’s Ratings Service, a division of The McGraw Hill Companies, and its successors.

“Significant Subsidiary” means any Subsidiary that satisfies the criteria for a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Special Interest” means interest payable on the notes in the event of a Registration Default, the amount of which shall be determined as provided above under the caption “—Registration Rights; Special Interest.”

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid (including with respect to sinking fund obligations) in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person at any date:

(1) any corporation, association or other business entity of which ownership interests representing more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustee of the corporation, association or other business entity is at the time owned by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Subsidiary Guarantee” means the Guarantee of the notes by a Subsidiary of our company.

“Suspension Event” has the meaning defined under “—Certain Covenants—Changes in Covenants when Notes Rated Investment Grade” above.

“Suspension Event Permitted Liens” means:

(1) Liens that would have been Permitted Liens prior to a Suspension Event or Fall Away Event, other than Liens permitted pursuant to clauses (9), (12)(b), (18) and (20) of the definition of “Permitted Liens”; and

(2) Liens securing Indebtedness (other than (a) Indebtedness secured solely by Liens under clause (1) of this definition of “Suspension Event Permitted Liens” or (b) Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the notes) of us and our Restricted Subsidiaries or Attributable Debt of our company and our Restricted Subsidiaries with respect to all Sale and Leaseback Transactions (other than Sale and Leaseback Transactions permitted by the second paragraph under “—Sale and Leaseback Transactions”) so long as the sum of such Indebtedness and Attributable Debt outstanding does not exceed in excess of 5.0% of the Consolidated Net Tangible Assets of our company and our Restricted Subsidiaries or, if greater, the aggregate amount of Indebtedness secured by Liens on the date of the Fall Away Event or Suspension Event that were created, incurred, assumed or existing pursuant to clauses (9), (12)(b), (18) and (20) of the definition of “Permitted Liens”.

“Telerate Page 3750” means the display designated as “Page 3750” on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

“Total Assets” means, with respect to any specified Person at any date, without duplication, the total consolidated assets of that Person and its Subsidiaries, as determined in accordance with GAAP.

“Total Voting Power” means, with respect to any specified Person at any date, the aggregate votes entitled to be cast generally in the election of directors represented by all then outstanding Voting Stock of such Person.

“Transaction Documents” means, collectively, the Master Separation and Distribution Agreement, Registration Rights Agreement, Tax Sharing Agreement, Employee Matters Agreement, Intellectual Property Assignment Agreement, Intellectual Property License Agreement, Transition Services Agreement, and Purchase and Supply Agreement, each as amended from time to time.

“Unrestricted Subsidiary” means any Subsidiary of our company that is designated by the Board of Directors of Freescale Semiconductor as an Unrestricted Subsidiary pursuant to a Board Resolution, but only if such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) is a Person with respect to which neither Freescale Semiconductor nor any of its Restricted Subsidiaries has any direct or indirect obligation to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(3) is not guaranteeing or otherwise directly or indirectly providing credit support for any Indebtedness of Freescale Semiconductor or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of our company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of our company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” we will be in default of such covenant. Our Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of our company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) such designation would not cause a Default.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding aggregate principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences relating to the exchange of the old notes for the exchange notes, and the ownership and disposition of the notes. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any such change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect.

This summary applies only to persons who purchased the old notes at original issue for cash at the issue price, that is, the first price at which a substantial amount of the old notes were sold to persons (other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) for money, and hold the notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax consequences to subsequent purchasers of the notes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules (such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, partnerships and other pass-through entities, persons who hold the notes through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the law of any state, local, foreign or other taxing jurisdiction.

THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE AND GIFT TAX LAWS AND THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

As used in this summary, the term “U.S. holder” means a beneficial owner of a note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a note that is a non-resident alien or a corporation, estate or trust that is not a U.S. holder.

Exchange Offer

Because the exchange notes should not differ materially in kind or extent from the old notes, your exchange of old notes for exchange notes generally should not constitute a taxable disposition of the old notes for U.S. federal income tax purposes. As a result, generally you should not recognize taxable income, gain, or loss on such exchange, your holding period for the exchange notes should generally include the holding period for the old notes so exchanged, and your adjusted tax basis in the exchange notes should generally be the same as your adjusted tax basis in the old notes so exchanged.

U.S. Federal Income Tax Consequences to U.S. Holders

Interest Payments on the 2011 Notes and 2014 Notes

The stated interest payments on the 2011 notes and 2014 notes should generally be taxable as ordinary income at the time the interest accrues or is received in accordance with a holder’s regular method of accounting for United States federal income tax purposes.

Interest Payments on the 2009 Notes

The 2009 notes should be treated as “variable rate debt instruments” under the applicable Treasury regulations, because stated interest on the 2009 notes can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds. Accordingly, the stated interest payments on the 2009 notes should qualify as “qualified stated interest” under the applicable Treasury regulations. The stated interest payments on the 2009 notes should generally be taxable as ordinary income at the time the interest accrues or is received in accordance with a holder’s regular method of accounting for United States federal income tax purposes.

Additional Payments

The terms of the notes provide for payments by us in excess of stated interest or principal under certain circumstances. Under Treasury regulations, the possibility of such excess amounts being paid will not affect the amount of interest income a holder recognizes, in advance of the payment of such excess amounts, if there was only a remote chance as of the date the old notes were issued that the holder will receive such amounts. We intend to take the position that any payment of such excess amounts should be taxable to a holder when received or accrued, in accordance with such holder’s regular method of accounting for United States federal income tax purposes. This position (and this summary) are based in part on the assumption that as of the date of the issuance of the old notes, the likelihood that we would be obligated to pay such excess amounts was remote. Our determination that these contingencies were remote is binding on a holder unless the holder discloses a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. In the event a contingency occurs, it could affect the amount and timing of the income that a holder must recognize.

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

A holder of a note will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of the note equal to the difference between (i) the amount of cash and the fair market value of any property received (less an amount attributable to any accrued interest not previously included in income, which will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a note generally will equal such holder’s initial investment in the note. Any gain or loss recognized by a holder on the disposition of a note generally should be capital gain or loss and should be long-term capital gain or loss if the holder’s holding period is more than one year. The ability to deduct capital losses is subject to limitation under U.S. federal income tax laws.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to such non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company,” and such holders should consult their own tax advisors to determine the United States federal, state and local and other tax consequences that may be relevant to them.

Interest Payments on the Notes

Subject to the discussion below concerning effectively connected income and backup withholding, United States federal withholding tax should not apply to any payment of interest on the notes which is not effectively connected to a holder’s conduct of a trade or business in the United States provided that: (i) the holder does not own actually or constructively 10% or more of the total combined voting power of the Company; (ii) the holder is not a controlled foreign corporation related to the Company through actual or constructive stock ownership; and (iii) either (a) the holder provides the holder’s name and address on an IRS Form W-8BEN (or other applicable form) and certifies, under penalty of perjury, that the holder is not a United States person, or (b) a securities clearing organization, bank or other financial institution holding the notes on the holder’s behalf certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or other applicable form) from the beneficial owner and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements under the applicable Treasury regulations. Special certification requirements apply to certain non-U.S. holders that are entities rather than individuals.

If a holder cannot satisfy the requirements described above, payments of interest made to the holder will be subject to United States federal withholding tax at a rate of 30%, unless the holder qualifies for a reduced rate of withholding under a tax treaty or the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment maintained by the holder) and the holder satisfies the applicable certification and disclosure requirements. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). In order to claim that the interest payments are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States, the holder must provide an IRS Form W-8ECI (or a suitable substitute form).

A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Additional Payments

As discussed in the section with respect to U.S. holders, we intend to take the position that there was only a remote chance as of the date the old notes were issued that the holder would receive amounts in excess of stated interest or principal on the notes, and that, therefore, such amounts should not be taken into account unless and until this contingency occurs.

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

Subject to the discussion below concerning effectively connected income and backup withholding, a holder will generally not be subject to U.S. federal income tax on any gain realized on the sale, exchange, retirement or other taxable disposition of a note unless the holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the note and other conditions are satisfied.

Effectively Connected Income

If a holder is engaged in a trade or business in the United States and the holder’s investment in a note is effectively connected with such trade or business, the holder will be exempt from the 30% withholding tax on interest (provided a certification requirement, generally on IRS Form W-8ECI, is met), but will instead generally be subject to regular United States federal income tax on a net income basis on any interest and gain with respect to the notes in the same manner as if the holder were a U.S. holder. In addition, if the holder is a foreign corporation, the holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the holder’s earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business in the United States. If a holder is eligible for the benefits of a tax treaty that so provides, any effectively connected income or gain will generally be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to certain payments to a U.S. holder of interest and principal on, and proceeds received from the sale of, a note, unless the holder is an exempt recipient, such as a corporation. In addition, backup withholding may apply to such payments or proceeds if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or if it has been notified by the IRS that it is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns.

In general, a non-U.S. holder will not be subject to backup withholding with respect to interest or principal payments on the notes if such holder has provided the statement described above under “—U.S. Federal Income Tax Consequences to Non-U.S. Holders—Interest Payments on the Notes” and the payor does not have actual knowledge or reason to know that such holder is a U.S. person. In addition, a non-U.S. holder will not be subject to backup withholding with respect to the proceeds of the sale of a note made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or such holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the registration statement of which this prospectus forms a part is declared effective, or, if earlier, until the date on which broker-dealers have sold their respective allotments of exchange notes, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal, requesting additional copies of these documents.

We will not receive any proceeds from any sales of the exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transaction in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution that of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933 and any profit on any resale of exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

VALIDITY OF THE NOTES

The validity of the exchange notes offered hereby will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS

The audited combined financial statements of Freescale Semiconductor, Inc. and its subsidiaries as of December 31, 2002 and 2003 and for each of the years in the three-year period ended December 31, 2003 have been included in the registration statement, of which this prospectus is a part, in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2003 financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets.”

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Freescale Semiconductor, Inc.:

We have audited the accompanying combined balance sheets of Freescale Semiconductor, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related combined statements of operations, business equity and cash flows for each of the years in the three-year period ended December 31, 2003. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Freescale Semiconductor, Inc. and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 10 to the combined financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

/s/ KPMG LLP

Phoenix, Arizona March 22, 2004, except as to note 16, which is as of May 28, 2004

Freescale Semiconductor, Inc. and Subsidiaries

Combined Statements of Operations

(In millions, except per share amounts)

	Year Ended December 31,
	2001	2002	2003
Net sales (includes sales to Motorola of $1,080 in 2001, $1,143 in 2002 and $961 in 2003)	$5,097	$5,001	$4,864
Cost of sales	4,687	3,763	3,451

Gross margin	410	1,238	1,413

Selling, general and administrative	656	604	649
Research and development	1,015	993	1,005
Reorganization of businesses	613	1,156	63

Operating earnings (loss)	(1,874)	(1,515)	(304)

Other income (expense):
Interest expense, net	(227)	(163)	(114)
Gains on sales of investments and businesses, net	—	15	106
Other	(24)	(18)	(7)

Total other income (expense)	(251)	(166)	(15)

Loss before income taxes	(2,125)	(1,681)	(319)
Income tax expense	56	86	47

Net loss	$(2,181)	$(1,767)	$(366)

Pro forma loss per common share (unaudited):

Basic			$(1.32)
Diluted			$(1.32)

Pro forma weighted average common shares outstanding (unaudited):

Basic			278
Diluted			278

See accompanying notes to combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Combined Balance Sheets

(In millions)

	December 31,
	2002	2003
ASSETS
Cash and cash equivalents	$44	$87
Accounts receivable, net (includes amounts due from Motorola of $89 in 2002 and $43 in 2003)	418	327
Inventories	804	693
Deferred income taxes	26	20
Other current assets	112	228
Assets held-for-sale	15	334

Total current assets	1,419	1,689

Property, plant and equipment, net	3,226	2,357
Investments	101	126
Other assets	379	277

Total assets	$5,125	$4,449

LIABILITIES AND BUSINESS EQUITY
Notes payable and current portion of long-term debt	$130	$27
Accounts payable (includes amounts due to Motorola of $1 in 2002 and $13 in 2003)	324	344
Accrued liabilities	513	368

Total current liabilities	967	739

Long-term debt	14	2
Deferred income taxes	6	48
Other liabilities	114	104
Business Equity
Owner’s net investment	4,060	3,422
Non-owner changes to equity	(36)	134

Total business equity	4,024	3,556

Total liabilities and business equity	$5,125	$4,449

See accompanying notes to combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Combined Statements of Business Equity

(In millions)

	Non-Owner Changes To Equity
	Owner’s Net Investment	Fair Value Adjustment To Available- For-Sale Securities	Foreign Currency Translation Adjustments	Comprehensive Earnings (Loss)
Balances at January 1, 2001	$7,091	$46	$(77)

Net loss	(2,181)	—	—	$(2,181)
Net transfers from Motorola	684	—	—	—
Net unrealized losses on securities (net of tax effect of $0)	—	(36)	—	(36)
Net foreign currency translation adjustments (net of tax effect of $0)	—	—	(72)	(72)

Balances at December 31, 2001	5,594	10	(149)	$(2,289)

Net loss	(1,767)	—	—	$(1,767)
Net transfers from Motorola	233	—	—	—
Net unrealized losses on securities (net of tax effect of $0)	—	(11)	—	(11)
Net foreign currency translation adjustments (net of tax effect of $0)	—	—	114	114

Balances at December 31, 2002	4,060	(1)	(35)	$(1,664)

Net loss	(366)	—	—	$(366)
Net transfers to Motorola	(272)	—	—	—
Net unrealized gains on securities (net of tax effect of $0)	—	1	—	1
Net foreign currency translation adjustments (net of tax effect of $0)	—	—	169	169

Balances at December 31, 2003	$3,422	$—	$134	$(196)

See accompanying notes to combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Combined Statements of Cash Flows

(In millions)

	Year Ended December 31,
	2001	2002	2003
Operating
Net loss	$(2,181)	$(1,767)	$(366)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	1,283	1,094	858
Charges for reorganization of businesses	762	1,226	61
Gain on sales of investments and businesses	—	(15)	(106)
Deferred income taxes	14	15	48
Investment impairments and other	(11)	21	(13)
Change in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	527	(93)	105
Inventories	295	(119)	114
Other current assets	56	(24)	(110)
Accounts payable and accrued liabilities	(877)	(355)	(138)
Other assets and liabilities	35	(19)	58

Net cash provided by (used for) operating activities	(97)	(36)	511

Investing
Acquisitions and investments, net	(47)	(15)	(33)
Proceeds from sale of investments and businesses	23	2	150
Capital expenditures	(613)	(220)	(310)
Proceeds from sale of property, plant and equipment and assets held for sale	—	45	96

Net cash used for investing activities	(637)	(188)	(97)

Financing
Repayment of short-term borrowings	(35)	(91)	(35)
Repayment of long-term debt	(47)	(52)	(87)
Net transfers from (to) Motorola	815	288	(251)

Net cash provided by (used for) financing activities	733	145	(373)

Effect of exchange rate changes on cash and cash equivalents	(1)	1	2

Net increase (decrease) in cash and cash equivalents	(2)	(78)	43
Cash and cash equivalents, beginning of year	124	122	44

Cash and cash equivalents, end of year	$122	$44	$87

Supplemental disclosures of non-cash investing activities:
Debt assumed in acquisition	$345	—	—

See accompanying notes to combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements

(Dollars in millions, except as noted)

(1) Background and Basis of Presentation

Background

Freescale Semiconductor, Inc. (“Freescale Semiconductor” or the “Company”) is a leading global semiconductor company focused on providing embedded processing and connectivity products to large high-growth markets. Freescale Semiconductor currently focuses on providing products to the automotive, networking and wireless communication industries.

Freescale Semiconductor is a wholly-owned subsidiary of Motorola, Inc. On October 6, 2003, Motorola announced its intention to separate its semiconductor businesses into a separate company. Motorola completed the contribution and transfer of its semiconductor businesses’ assets and liabilities to the Company in May 2004 (the “Contribution”). Motorola has advised the Company that it intends to distribute its remaining ownership interest in it to its common stockholders (the “Distribution”). Motorola expects the distribution to take the form of a spin-off by means of a special dividend to Motorola common stockholders of all of the Company’s common stock owned by Motorola. Motorola has advised the Company that it anticipates that the distribution will occur by the end of 2004. Completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable tax ruling from the Internal Revenue Service and/or a favorable opinion of Motorola’s tax advisor as to the tax-free nature of the distribution for U.S. federal income tax purposes. The distribution may not occur by the contemplated time or may not occur at all.

On December 3, 2003, the Company was incorporated in Delaware as a wholly-owned subsidiary of Motorola. On this date, 1,000 shares of the Company’s common stock, par value of $0.01 per share, were issued, authorized and outstanding.

Prior to the effective date of the Company’s initial public offering (the “IPO”), the Company will amend its certificate of incorporation to authorize shares of Class A and Class B common stock. After a conversion of existing common stock into Class B common stock, Motorola will hold approximately 278 million shares of Class B common stock. The ownership rights of Class A and Class B common stockholders are the same except that each share of Class B common stock has five votes while each share of Class A common stock has one vote for all matters to be voted on by stockholders. All Company share and per share data has been retroactively adjusted to reflect the recapitalization.

The Company expects to adopt a rights agreement prior to the completion of the IPO. The delivery of a share of the Company’s common stock in connection with the Company’s IPO will also constitute the delivery of a preferred stock purchase right associated with such share. These rights may have anti-takeover effects in that the existence of the rights may deter a potential acquiror from making a takeover proposal or a tender offer.

Basis of Presentation

The combined financial statements have been derived from the consolidated financial statements and accounting records of Motorola, principally representing the Semiconductor Products Segment, using the historical results of operations, and historical basis of assets and liabilities of the semiconductor businesses. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Company, Motorola’s net investment in the Company, including intercompany debt, is shown as Business equity in lieu of stockholders’ equity in the combined financial statements. Transactions between Freescale Semiconductor and other Motorola operations have been identified in the combined statements as transactions between related parties (See Note 3).

(2) Summary of Significant Accounting Policies

Principles of Combination: The combined financial statements include the assets and liabilities of the Company’s businesses not currently owned by the Company that will be transferred from Motorola. The Company’s investments in non-controlled entities in which it has the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. The Company’s investments in other entities are carried at their historical cost. All intercompany transactions and balances between and among the semiconductor businesses have been eliminated.

Cash and Cash Equivalents: Motorola primarily uses a worldwide centralized approach to cash management, in which cash accounts are principally swept on a daily basis, with the financing of its operations and all related activity between the Company and Motorola reflected as business equity transactions in Owner’s Net Investment in the Company’s combined balance sheets. The cash and cash equivalents reflected in the Company’s combined balance sheets represent cash held directly by the Company in certain foreign locations. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition: The Company recognizes revenue for product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable, and collection of the related receivable is probable which is generally at the time of shipment. Sales with destination point terms, which are primarily related to European customers where these terms are customary, are recognized upon delivery. Accruals are established, with the related reduction to revenue, for allowances for discounts and product returns based on actual historical exposure at the time the related revenues are recognized. Revenue for services is recognized ratably over the contract term or as services are being performed. Investment incentives related to government grants are recognized when a legal right to the grant exists and there is reasonable assurance that both the terms and conditions associated with the grant will be fulfilled and the grant proceeds will be received. Government grant revenues are recorded as a reduction of Selling, general and administrative in the Company’s combined statements of operations. Revenue related to licensing agreements is recognized over the licensing period or at the time the Company has fulfilled its obligations and the fee received is fixed and determinable. As a percentage of sales, revenue related to licensing agreements represented 3%, 4%, and 3% for the years ended December 31, 2001, 2002 and 2003, respectively.

Distributor Sales: Revenue from sales to distributors of the Company’s products is recognized when title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed and determinable, and collection of the related receivable is probable which is generally at the time of shipment. In response to competitive market conditions, the Company offers incentive programs common to the semiconductor industry. Accruals for the estimated distributor incentives are established at the time of the sale, along with a related reduction to revenue, based on the terms of the various incentive programs, historical experience with such programs, prevailing market conditions and current inventory levels. Distributor incentive accruals are monitored and adjustments, if any, are recognized based on actual experience under these incentive programs.

Inventories: Inventories are valued at the lower of average cost (which approximates computation on a first-in, first-out basis) or market (net realizable value or replacement cost).

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated amortization and depreciation. Depreciation is recorded using the declining-balance, or the straight-line methods, based on the estimated useful lives of the assets (buildings and building equipment, 5-40 years; machinery and equipment, 2-12 years), and commences once the assets are ready for their intended use.

Assets Held for Sale: When management determines that an asset is to be sold and that it is available for immediate sale subject only to terms that are usual and customary, the asset is no longer depreciated and reclassified to assets held for sale.

Intangible Assets: Goodwill represents the excess of the cost over the fair value of the assets of the acquired business. SFAS No. 142, “Goodwill and Other Intangible Assets” adopted January 1, 2002, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Goodwill related to acquisitions prior to July 1, 2001 continued to be amortized on a straight-line basis through December 31, 2001. Goodwill related to acquisitions subsequent to June 30, 2001 was not amortized. Intangible assets continued to be amortized on a straight-line basis over their respective estimated useful lives ranging from 3 to 10 years. The Company has no intangible assets with indefinite useful lives. No goodwill impairment charges were required at the date of adoption, January 1, 2002 or at October 1, 2002 or 2003, the date of the annual impairment review in accordance with FASB Statement No. 144, Accounting for Impairment of Disposal of Long-Lived Assets.

Impairment of Long-Lived Assets: Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flows analysis. Assets held for sale, if any, are reported at the lower of the carrying amount or fair value less cost to sell.

Investments: Investments include, principally, available-for-sale equity securities at fair value, and both cost and equity method investments. For the available-for-sale equity securities, any unrealized holding gains and losses, net of deferred taxes, are excluded from operating results and are recognized as a separate component of Business equity until realized. The fair values of the securities are determined based on prevailing market prices. The Company assesses declines in the value of individual investments to determine whether such decline is other than temporary and thus the investment is impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the investment.

Income Taxes: The Company’s income taxes as presented herein are calculated on a separate tax return basis, although the Company is included in the consolidated tax return of Motorola. Motorola manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that the Company would have followed or will follow as a stand-alone company. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. The Company’s financial

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term debt. The fair values of these financial instruments were not materially different from their carrying or contract values at December 31, 2002 and 2003.

Foreign Currency Translation: Many of the Company’s non-U.S. operations use the respective local currencies as the functional currency. Those non-U.S. operations which do not use the local currency as the functional currency use the U.S. dollar. The effects of translating the financial position and results of operations of local currency functional operations into U.S. dollars are included in a separate component of Business equity.

Foreign Currency Transactions: The effects of remeasuring the non-functional currency assets or liabilities into the functional currency as well as gains and losses on hedges of existing assets or liabilities are marked-to-market, and the result is included within Other income (expense) in the combined statements of operations. Gains and losses on financial instruments that hedge firm future commitments are deferred until such time as the underlying transactions are recognized or recorded immediately when the transaction is no longer expected to occur. Gains or losses on financial instruments that do not qualify as hedges are recognized immediately as income or expense.

Pro Forma Loss Per Share (Unaudited): Prior to the completion of the IPO, the Company anticipates that it will have approximately 278 million shares of common stock outstanding. The Company has presented pro forma basic and diluted loss per share amounts for the year ended December 31, 2003 as if the recapitalization described above had occurred on January 1, 2003. The Company calculated its pro forma loss per share in accordance with SFAS No. 128, “Earnings per Share.” Basic loss per share is computed based on the weighted-average number of common shares outstanding during the period. There is no difference between basic and diluted loss per share since there will be no outstanding options to purchase shares of Freescale Semiconductor common stock or other potentially dilutive securities outstanding prior to the IPO. In connection with the IPO, certain employees will be awarded initial stock option grants to purchase shares of Freescale Semiconductor or other equity-based awards.

Stock Compensation Costs: The Company accounts for employee options to purchase Motorola stock, restricted stock and for employee participation in the Motorola employee stock purchase plan under the intrinsic value method of expense recognition. Compensation cost, if any, is recorded based on the excess of the quoted market price at grant date over the amount an employee must pay to acquire the stock. At the date of the Distribution, unvested stock options outstanding under Motorola’s stock-based compensation plans that are held by the Company’s employees are currently expected to be converted to options to acquire Class A common stock of the Company. The Company has evaluated the pro forma effects of using the fair value-based method of accounting and as such, net loss, basic pro forma loss per common share and diluted pro forma loss per common share would have been as follows:

	Year Ended December 31,
	2001	2002	2003
Net loss:
Net loss, as reported	$(2,181)	$(1,767)	$(366)
Add: Stock-based employee compensation expense included in reported net loss	10	8	6
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards	(92)	(98)	(99)

Pro forma net loss	$(2,263)	$(1,857)	$(459)

Pro forma basic and diluted loss per common share (unaudited):
As reported			$(1.32)
Pro forma			$(1.65)

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The weighted-average fair value of options granted was $7.18, $5.04, and $3.21 for 2001, 2002 and 2003, respectively. The fair value of each option is estimated at the date of grant using a modified Black-Scholes option pricing model, with the following weighted-average assumptions for 2001, 2002 and 2003, respectively: dividend yields of 1.0%, 1.3% and 1.8%, respectively; expected volatility of 45.9%, 45.1% and 46.6%, respectively; risk-free interest rate of 4.5%, 3.8% and 2.6%, respectively; and expected lives of five years for each grant.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements: In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” Statement 150 requires that certain financial instruments with characteristics of both liabilities and equity be classified as a liability. In November 2003, the FASB deferred application of certain provisions of Statement 150 through FASB Staff Position (FSP) 150-3 which eliminates the disclosure requirements for certain mandatorily redeemable instruments and prohibits early adoption for instruments within the scope of the deferrals established by FSP 150-3. As a result of FSP 150-3, the Company does not expect the adoption of this statement will have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (FIN 46),” and in December 2003, issued a revision to FIN 46, referred to as “FIN 46R.” FIN 46R is an effort to expand upon and strengthen existing accounting guidance as to when a company should consolidate the financial results of another entity. Interpretation 46R requires “variable interest entities” as defined to be consolidated by a company if that company is subject to a majority of expected losses of the entity or is entitled to receive a majority of expected residual returns of the entity, or both. The company that is required to consolidate a variable interest entity is referred to as the entity’s primary beneficiary. The interpretation also requires certain disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation and disclosure requirements apply immediately to variable interest entities created after January 31, 2003. For all variable interest entities created prior to February 1, 2003, FIN 46R is effective for periods ending after March 15, 2004, except for entities that are considered Special Purpose Entities, to which the provisions apply as of December 31, 2003. The Company is not the primary beneficiary of any variable interest entities created after February 1, 2003, nor does the Company expect the final adoption of this statement to have a material impact on its financial position or results of operations.

(3) Relationship with Motorola

The Company designs, produces and sells semiconductors to other Motorola businesses, including the Personal Communications business, the Global Telecom Solutions business, the Commercial, Government and Industrial Solutions business, the Broadband Communications business and the Integrated Electronic Systems business. The Company’s net sales to these Motorola businesses included in Net sales in the Company’s combined statement of operations were $1.1 billion, $1.1 billion and $961 million for the years ended December 31, 2001, 2002 and 2003, respectively. Accounts receivable from sales to Motorola businesses were $89 million and $43 million as of December 31, 2002 and 2003, respectively, and are included in Accounts receivable in the Company’s combined balance sheets. Accounts payable due to Motorola businesses were $1 million and $13 million as of December 31, 2002 and 2003, respectively.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The combined statements of operations include expense allocations for certain corporate functions historically provided by Motorola, including:

General Corporate Expenses: Represents costs related to corporate functions such as accounting, treasury, tax, legal, executive oversight, human resources and other services. The allocation is based on a three-part formula comprised of the relative percentage of the Company’s net sales, payroll and net fixed assets/inventory to the respective total Motorola costs. These allocations are reflected in Selling, general and administrative in the Company’s combined statements of operations.

Basic Research: Represents costs of basic research conducted by Motorola Labs. The allocation is based on a three-part formula comprised of the relative percentage of the Company’s net sales, payroll and net fixed assets/inventory to the respective total Motorola costs. These amounts are reflected in Research and development in the Company’s combined statements of operations.

Employee Benefits and Incentives: Represents fringe benefit costs and other employee benefits and incentives. Fringe benefits include 401(k) match and profit sharing, U.S. pension plan, retiree healthcare and group healthcare costs, and are allocated to the Company on a headcount basis for 401(k) and group healthcare costs and on an eligible compensation or eligible service years basis for pension and retiree medical costs. Such amounts are reflected in the respective Cost of Sales, Selling, general and administrative and Research and development in the Company’s combined statements of operations. Other employee benefits and incentives include officers and supplemental pension, restricted stock compensation and incentive program costs. These costs are allocated on a specific employee identification basis with a proportional allocation of corporate employee related costs. These amounts are reflected in Selling, general and administrative in the Company’s combined statements of operations.

Interest Expense: Historically, Motorola has provided financing to the Company and incurred debt at Motorola. Although the incurred debt is not allocated to the Company, a portion of the interest expense has been allocated based on the relative historical percentage of the Company’s net assets, included in Motorola’s consolidated financial statements, excluding debt, to Motorola’s consolidated total net assets, excluding debt with such amounts reflected in Interest expense, net in the Company’s combined statements of operations.

The following table presents the expense allocations reflected in the Company’s combined financial statements:

	Year Ended December 31,
	2001	2002	2003
General corporate expenses	$117	$112	$134
Basic research	20	45	42
Employee benefits and incentives	206	192	228
Interest expense	240	163	109

	$583	$512	$513

The Company and Motorola considered these general corporate expenses, basic research and employee benefits and incentives allocations to be a reasonable reflection of the utilization of services provided. The Company’s interest expense as a stand-alone company may be higher or lower than the amounts reflected in the combined statements of operations.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Motorola primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Motorola reflected as equity transactions in Owner’s net investment in the Company’s combined balance sheets. Types of intercompany transactions between the Company and Motorola include (1) cash deposits from the Company’s businesses which are transferred to Motorola’s bank account on a regular basis, (2) cash borrowings from Motorola used to fund operations, capital expenditures, or acquisitions, (3) capital contributions for income taxes, and (4) allocations of corporate expenses identified above.

Under the terms of the master separation and distribution agreement with Motorola, the net amount due from the Company to Motorola at the completion of the IPO will remain classified as equity forming a part of the continuing equity of the Company. Subsequent to the completion of the IPO, amounts due from/to Motorola arising from transactions subsequent to that date will be recorded within due to/from Motorola, net as these amounts will be settled in cash.

In conjunction with the IPO and distribution, the Company has entered into a series of agreements, including a master separation and distribution agreement, a tax sharing agreement, employee matters agreement, transition services agreement, intellectual property license agreement, intellectual property assignment agreement, purchase and supply agreements and other related agreements which are intended to govern the ongoing relationship between the Company and Motorola. See Note 16 for further disclosure of these agreements.

(4) Other Financial Data

Statements of Operations Information

Selling, General and Administrative

Investment incentives of $97 million, $94 million and $48 million, for the years ended December 31, 2001, 2002, and 2003, respectively, have been included as a reduction of Selling, general and administrative expenses in the Company’s combined statements of operations. These incentives primarily relate to the development of our wafer fabrication facility in China. The Company recognizes revenue associated with these incentives when a legal right to the grant exists and there is reasonable assurance that both the terms and conditions associated with the grant will be fulfilled and the grant proceeds will be received.

Upon our June 2002 decision not to be the sole owner of the wafer fabrication facility in China, it was probable that the Company would be required to reimburse the Chinese government for both duty and VAT taxes subject to exemption, as well as the reinvestment tax credit received. Accordingly, the Company recognized a liability of $80 million in 2002 for potential reimbursement for these tax incentives.

Other Income (Expense)

The following table displays the amounts comprising Interest expense, net, and Other included in Other income (expense) in the Company’s combined statements of operations:

	Year Ended December 31,
	2001	2002	2003
Interest expense, net:
Interest expense	$(231)	$(167)	$(115)
Interest income	4	4	1

	$(227)	$(163)	$(114)

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

	Year Ended December 31,
	2001	2002	2003
Other:
Investment impairments	$(22)	$(23)	$(9)
Equity in income (losses) of non-consolidated investments	(2)	4	3
Foreign currency gains (losses)	—	1	(1)

	$(24)	$(18)	$(7)

Balance Sheet Information

Accounts Receivable

Accounts receivable, net, consist of the following:

	December 31,
	2002	2003
Accounts receivable	$333	$288
Due from Motorola	89	43

	422	331

Less allowance for doubtful accounts	(4)	(4)

	$418	$327

Inventories

Inventories consist of the following:

	December 31,
	2002	2003
Finished goods	$206	$198
Work-in-progress and production materials	598	495

	$804	$693

Property, Plant and Equipment

Property, plant and equipment, net, consists of the following:

	December 31,
	2002	2003
Land	$108	$88
Building	2,843	2,194
Machinery and equipment	7,621	6,801
Assets not yet placed in service	32	27

	10,604	9,110
Less accumulated depreciation	(7,378)	(6,753)

	$3,226	$2,357

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was $1.2 billion, $1.1 billion and $851 million, respectively.

Net gains from the disposal of assets of $1 million, $10 million and $12 million for the years 2001, 2002 and 2003, respectively, are included within Operating earnings (loss) in the combined statements of operations.

Assets Held for Sale

Assets held for sale were $15 million and $334 million at December 31, 2002 and 2003, respectively. The assets held for sale at December 31, 2003 include $260 million related to building, machinery and equipment of a wafer fabrication facility in China that was sold in January 2004. The remaining assets held for sale include various land, buildings, machinery and equipment. These assets were no longer required following the consolidation of manufacturing and administrative facilities and are marketed by independent brokers.

Investments

Investments consist of the following:

	December 31,
	2002	2003
Available-for-sale equity securities:
Cost basis	$19	$1
Gross unrealized gains	1	—
Gross unrealized losses	(2)	—

Fair value	18	1
Other securities, at cost	28	53
Equity method investments	55	72

	$101	$126

The Company recorded investment impairment charges of $22 million, $23 million and $9 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Gains on sales of investments and businesses consist of the following:

	Year Ended December 31,
	2001	2002	2003
Gains on sale of equity securities, net	$—	$1	$35
Gains on sale of business and equity method investments	—	14	71

	$—	$15	$106

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Other Assets

Other assets consist of the following:

	December 31,
	2002	2003
Goodwill	$220	$220
Intangible assets, net of accumulated amortization of $25 and $32	19	28
Long-term notes receivable	116	6
Other	24	23

	$379	$277

Long-term notes receivable are a result of divestiture activities, including sales of businesses and manufacturing facilities. The effective annual interest rates range between 12% to 15% and the notes mature by 2005. For the year ended December 31, 2002, the Company impaired a long-term note receivable with a face value of $91 million by $14 million, due to a reduction in the fair value of the note as evidenced by a subsequent round of financing by the debtor. This note was sold in December 2003, resulting in the recognition of a gain of $66 million. The adjusted fair value of the note was $32 million as of December 31, 2002.

Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,
	2002	2003
Taxes other than income taxes	$136	$109
Compensation	126	117
Exit cost and employee separation accruals	91	32
Deferred revenue	35	19
Other	125	91

	$513	$368

Business Equity Information

Comprehensive Earnings (Loss)

The net unrealized gains (losses) on securities included in Comprehensive Earnings (Loss) are comprised of the following:

	Year Ended December 31,
	2001	2002	2003
Gross unrealized gains (losses) on securities	$(36)	$(10)	$36
Less: realized gains (losses) on securities	—	1	35

Net unrealized gains (losses) on securities	$(36)	$(11)	$1

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

(5) Asset Impairment Charges

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company evaluates the recoverability of long-lived assets to be held and used by comparing the carrying value of the assets to the estimated future net undiscounted cash flows expected to be generated by the assets. An asset is considered impaired if the carrying value of the asset is greater than its estimated future net undiscounted cash flows.

The Company measures the impairment to be recognized from assets to be held and used as the amount by which the carrying value of the assets exceeds the fair value of the assets. The fair value of the assets is the quoted market price, if available, or the value of the assets calculated using valuation techniques that the Company believes are most appropriate under the circumstances, including discounted cash flow analysis. To compute the estimated expected future cash flows on a discounted and undiscounted basis, the Company groups assets at the lowest level for which there are identifiable cash flows. The Company bases its estimates of future cash flows on historical and current financial results and management’s best estimates of future operating trends. The cash flows are discounted using a rate determined by management to be commensurate with the risk inherent in the Company’s current business model or prevailing market rates of investment securities. Cash inflows and outflows are projected by the Company until the operations will cease or significant capital re-investment would be required to continue operations, whichever is shorter. In evaluating assets held for use for impairment, the Company also considers whether the events that triggered the impairment analysis give rise to a change in the estimated useful lives of the associated assets. Asset useful lives are adjusted when appropriate.

As a result of the downturn of the semiconductor market that began in late 2000, management has adjusted its strategy, making decisions regarding the sizing of the manufacturing facilities and assessing the impact of technological change. In this regard, in 2000, management began implementing a strategy aimed at achieving improvements in future profitability and cash flow performance by (1) improving manufacturing and operational efficiencies, (2) maximizing the return on research and development, and (3) reducing the Company’s historical ratio of capital expenditures to sales. Under this strategy, the Company is focusing its internal manufacturing capacity on leading-edge and specialty technologies, while replacing internal manufacturing capacity by outsourcing an increasing percentage of production to foundries and assembly and test providers. This asset-light strategy has required consolidation and exiting of certain manufacturing and technology operations. These reorganization activities resulted in the reduction of the Company’s total manufacturing facilities to 10 at December 31, 2003, as compared to 22 manufacturing facilities at January 1, 2001. Of the 10 manufacturing facilities at the end of 2003, eight were wafer fabrication facilities, as compared to 16 wafer fabrication facilities at January 1, 2001.

As a result, for the years ended December 31, 2001, 2002 and 2003 impairment charges of $443 million, $1.1 billion and $17 million, respectively, have been included in Reorganization of businesses in the Company’s combined statements of operations. The 2001 charges primarily related to the closure of the wafer fabrication facilities in Mesa, Arizona ($102 million), reduction of the assembly and test operations in Texas and Arizona ($91 million), closure of the wafer fabrication facility in Sendai, Japan ($108 million), closure of the assembly and test operations in both Hong Kong and Japan ($34 million and $20 million, respectively), and the decision to dispose of various equipment ($62 million). Due to continued deterioration of market conditions, additional impairment charges ($23 million) were also taken during 2001 for two facilities for which the Company had an ongoing program to sell.

The 2002 charges primarily related to consolidation of manufacturing capacity at the Chandler, Arizona wafer fabrication facilities ($493 million) and decision to sell the Tianjin, China and the Dunfermline, Scotland wafer fabrication facilities ($486 million and $143 million, respectively), resulting from the significant reduction

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

in the Company’s sales and implementation of the Company’s asset-light strategy. Due to further deterioration in the market for manufacturing facilities, additional charges ($25 million) were also recorded for the Mesa, Arizona and Austin, Texas sites that had been previously impaired and which the Company was trying to sell. The Company also recognized an impairment as a result of decisions to sell equipment considered excess as a result of continued decreases in sales ($34 million). During 2002, the Company reversed asset impairments ($36 million) previously recognized as result of the decision to retain test facilities in Arizona and Texas in response to a revised plan for these sites.

The 2003 charges primarily related to the closure of a portion of the Austin, Texas wafer fabrication facilities ($30 million) and the decision to sell manufacturing equipment ($18 million) as part of the Company’s reduction in manufacturing capacity under the asset-light strategy. The 2003 charges were offset by the reversal ($23 million) of previously established decommissioning costs which were no longer needed.

(6) Debt

Long-Term Debt

	December 31,
	2002	2003
1.81% Bank of Tokyo Mitsubishi notes due 2003	$5	$—
1.87% Norin-Chukin Bank notes due 2003	2	—
2.33% UFJ Bank notes due 2003	10	—
2.09% Mitsui Life Insurance notes due 2003	4	—
2.15% Sumitomo-Mitsui Bank notes due 2003	33	—
1.62% Nippon Life Insurance notes due 2003	1	—
2.43% Mizuho Corporate Bank notes due 2003	13	—
2.28% Asahi Bank notes due 2003	2	—
3.40% Development Bank of Japan notes due 2005	25	15

	95	15
Less: current maturities	81	13

Long-term debt	$14	$2

The 3.4% Development Bank of Japan notes due 2005 are secured by the underlying Tohoku land and building with a carrying value of $43 million at December 31, 2003.

Short-Term Debt

	December 31,
	2002	2003
.33% 77 Bank notes due 2003	$29	$—
.37% 77 Bank notes due 2004	—	3
.83% UFJ Bank notes due 2003	20	—
.83% UFJ Bank notes due 2004	—	5
.83% Mizuho Corporate Bank due 2004	—	6

	49	14
Add: current maturities of long-term debt	81	13

Notes payable and current portion of long-term debt	$130	$27

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Weighted Average Interest Rates on Short-Term Borrowings

	December 31,
	2002	2003
Notes payable	.53%	.74%

Aggregate requirements for long-term debt maturities during the next five years are as follows: 2004—$13 million;
2005—$2 million; and none thereafter.

(7) Risk Management

Derivative Financial Instruments

Foreign Currency Risk

As a multinational company, the Company’s transactions are denominated in a variety of currencies. The Company uses financial instruments to hedge, and therefore attempts to reduce its overall exposure to the effects of currency fluctuations on cash flows. Currently all hedge transactions are executed by Motorola and are anticipated to be subject to the transition services agreement between the Company and Motorola for a period of time following the IPO. The Company’s policy is not to speculate in financial instruments for profit on the exchange rate price fluctuation, trade in currencies for which there are no underlying exposures or enter into trades for any currency to intentionally increase the underlying exposure. Instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items, both at inception of the hedge and over the life of the hedge contract.

The Company’s strategy in foreign exchange exposure issues is to offset the gains or losses of the financial instruments against losses or gains on the underlying operational cash flows or investments based on the operating business units’ assessment of risk. Almost all of the Company’s non-functional currency receivables and payables, which are denominated in major currencies that can be traded on open markets, are hedged either through third-party arrangements or netted against other Motorola business exposures. The Company uses forward contracts and options to hedge these currency exposures. In addition, the Company hedges some firmly committed transactions and some forecasted transactions. The Company expects that it may hedge investments in foreign subsidiaries in the future. A portion of the Company’s exposure is from currencies that are not traded in liquid markets, such as those in Latin America, and these are addressed, to the extent reasonably possible, through managing net asset positions, product pricing, and component sourcing.

At December 31, 2002 and 2003, the Company had net outstanding foreign exchange contracts totaling $208 million and
$276 million, respectively. Management believes that these financial instruments should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities and transactions being hedged. The following table shows, in millions of U.S. dollars, the five largest net foreign exchange hedge positions as of December 31, 2002 and 2003.

	December 31,
Buy (Sell)	2002	2003
Japanese Yen	$23	$125
Taiwan Dollar	(81)	(83)
Hong Kong Dollar	1	(14)
Swedish Kroner	(7)	9
Canadian Dollar	(3)	8

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. However, it does not expect any counterparties, which presently have high credit ratings, to fail to meet their obligations.

Business Equity

At December 31, 2002 and 2003, the Company did not have any derivative instrument activity included in Non-owner changes to equity within Business equity in the Company’s combined balance sheets.

Fair Value Hedges

At December 31, 2002 and 2003, the Company did not have any fair value hedges.

Cash Flow Hedges

At December 31, 2002 and 2003, the Company did not have any cash flow hedges.

Net Investment in Foreign Operations Hedge

At December 31, 2002 and 2003, the Company did not have any hedges of foreign currency exposure of net investments in foreign operations. However, the Company expects that it may hedge investments in foreign subsidiaries in the future.

Investments Hedge

At December 31, 2002 and 2003, the Company did not have any derivatives to hedge the value of its equity investments in affiliated companies.

Fair Value of Financial Instruments

The Company’s financial instruments include cash equivalents, investments, accounts receivable, long-term notes receivables, accounts payable, accrued liabilities, long-term debt, foreign currency contracts and other financing commitments. The fair value of the Company’s financial instruments were not materially different from their carrying or contract values at December 31, 2002 and 2003.

(8) Income Taxes

Components of earnings (loss) before income taxes are as follows:

	Year Ended December 31,
	2001	2002	2003
United States	$(2,164)	$(908)	$(266)
Non-U.S.	39	(773)	(53)

	$(2,125)	$(1,681)	$(319)

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Components of income tax expense (benefit) are as follows:

	Year Ended December 31,
	2001	2002	2003
Current:
U.S.—federal	$—	$—	$—
U.S.—state	—	—	—
Non-U.S.	36	67	(2)

	36	67	(2)
Deferred	20	19	49

	$56	$86	$47

The Company’s operating results have been included in Motorola’s consolidated U.S. federal and state income tax returns, as well as in certain non-U.S. jurisdictions. The provision for income taxes in these combined financial statements has been determined on a separate return basis. The Company is required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment the utilization of all or a portion of those losses by Motorola under the separate return method. This assessment requires considerable judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors. As the Company has incurred cumulative losses in the United States and, to a lesser extent, certain non-U.S. jurisdictions, over a three year period commencing in 1998, the Company has not recognized tax benefits for these operating losses generated during the periods subsequent to 1998, as it is believed the Company is precluded from considering the impact of future forecasted taxable income pursuant to the provisions of SFAS No. 109 in assessing whether it is more likely than not that all or a portion of the deferred tax assets may be recoverable. To the extent that Motorola has utilized a portion of the Company’s operating losses in their consolidated returns, the Company has been reimbursed for the utilization of those losses. Such reimbursement is considered a capital contribution and is reflected as an increase to business equity in the accompanying combined financial statements.

No provision for federal and state income taxes has been recorded as the Company incurred losses for all periods presented. Differences between the income tax provision (benefit) computed at the U.S. federal statutory tax rate of 35% and the income tax provision are as follows:

	Year Ended December 31,
	2001	2002	2003
Income tax benefit at statutory rate	$(744)	$(589)	$(112)
Benefit on non-U.S. earnings	16	246	90
Non-deductible acquisition charges	11	—	—
Other	(89)	(29)	(58)
Changes in valuation allowances	333	511	(207)
Unbenefited loss carrybacks (carryforward)	529	(53)	334

	$56	$86	$47

Except for certain earnings that the Company intends to reinvest indefinitely, provisions have been made for the estimated U.S. federal income taxes applicable to undistributed earnings of non-U.S. subsidiaries. Undistributed earnings that the Company intends to reinvest indefinitely, and for which no U.S. federal income

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

taxes has been provided, aggregate $987 million, $1.0 billion and $963 million, at December 31, 2001, 2002, and 2003, respectively. The portion of earnings not reinvested indefinitely may be distributed substantially free of additional U.S. federal income taxes given the U.S. federal tax provisions accrued on undistributed earnings and the utilization of available foreign tax credits.

Significant components of deferred tax assets (liabilities) are as follows:

	December 31,
	2002	2003
Inventory	$126	$106
Employee benefits	32	25
Capitalized items	615	546
Depreciation	87	57
Business restructurings	23	5
Undistributed non-U.S. earnings	(21)	(85)
Other, net	183	136
Valuation allowance	(1,025)	(818)

Net deferred tax assets (liabilities)	$20	$(28)

Gross deferred tax assets were $1.2 billion and $894 million at December 31, 2002 and 2003, respectively. Gross deferred tax liabilities were $184 million and $104 million at December 31, 2002 and 2003, respectively. At December 31, 2002 and 2003, certain of the Company’s non-U.S. subsidiaries had deferred tax assets from tax loss carryforwards of $28 million and $76 million, respectively. There are also U.S. tax carryforwards in 2002 and 2003 related to separate entity net operating loss (NOL) carryforwards. Certain tax loss carry forwards do not expire while others expire in 2008. At December 31, 2002 and 2003, the Company has recorded valuation allowances of $1.0 billion and $818 million, respectively. The Company has recorded valuation allowances against its net deferred tax assets in the U.S. and valuation allowances against deferred tax assets of certain non-U.S. subsidiaries to reflect the deferred tax asset at the net amount that is more likely than not to be realized.

Information regarding net tax loss carryforwards has not been provided as the Company does not believe that such information is meaningful. As previously indicated, the amounts above have been reflected on the separate return basis of accounting. Pursuant to the terms of the proposed tax sharing agreement between the Company and Motorola, virtually all net operating losses generated by the Company and not utilized by Motorola historically will be retained by Motorola.

The Internal Revenue Service has examined and settled the federal income tax returns for Motorola through 1995 and the outcome of the settlement did not have a material adverse effect on the financial results of the Company. The IRS is currently performing the field level examination of the 1996 through 2000 tax returns. The IRS has proposed certain adjustments of the Company’s income and tax credits for the years 1996 through 2000 that would result in additional tax. Motorola disagrees with most of the proposed adjustments, and, if needed, will contest them at the Appeals level of the IRS. In the opinion of management, the final disposition of these matters, and proposed adjustments from other tax authorities, will not have a material adverse effect on the combined financial position, liquidity or results of operations of the Company.

Pursuant to the provisions of the tax sharing agreement as contemplated for periods prior to the IPO, Motorola assumed U.S. federal income tax liabilities and Motorola assumed state and non-U.S. income tax liabilities associated with returns that include only Motorola and its subsidiaries. The Company remains responsible for any U.S. federal, state and foreign income tax liabilities for returns filed that include only the Company and its subsidiaries.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

(9) Employee Benefit and Incentive Plans

Employees of the Company’s businesses participate in several Motorola employee benefit and incentive plans. These include (1) pension benefit plans, (2) postretirement healthcare benefit plans, (3) defined contribution plans, (4) incentive plans and (5) stock compensation plans.

The combined statements of operations include expense allocations for certain fringe benefit costs and other employee benefits and incentives historically provided by Motorola. Fringe benefits include U.S. pension plan, postretirement health care, 401(k) match and profit sharing and group health care costs, and are allocated to the Company on a headcount basis for 401(k) and group health care costs and on an eligible compensation or eligible service years basis for pension and postretirement health care costs. Such amounts are reflected in the respective Cost of sales, Selling, general and administrative, and Research and development in the Company’s combined statements of operations. Other employee benefits and incentives include officers and supplemental pension, restricted stock compensation and incentive program costs. These costs are allocated on a specific employee identification basis with a proportional allocation of corporate employee related costs. These amounts are reflected in Selling, general and administrative in the Company’s combined statements of operations. Total fringe benefit costs and other employee benefits and incentives, which includes group health care costs, allocated to the Company were $206 million, $192 million and $228 million for the years ended December 31, 2001, 2002, and 2003, respectively.

Pension Benefits

The Company’s employees from the date of the Contribution through the first day on which Motorola owns less than 80% of the total combined voting power of all classes of the Company’s capital stock entitled to vote (the “Separation Date”), which is anticipated to be the date of the Distribution, will be entitled to the continuation of benefits under the various Motorola retirement benefit plans, including (1) the noncontributory Regular Pension Plan, covering most U.S. employees who become eligible after one year of service, (2) the noncontributory supplemental Officers’ Plan, covering elected officers, (3) the noncontributory supplemental Motorola Supplemental Pension Plan, which provides supplemental benefits in excess of the limitations imposed by the Internal Revenue Code on the Regular Pension Plan, and (4) various non-U.S. retirement benefit plans.

At the Separation Date, the pension benefits for all active U.S. employees will be frozen. Obligations related to retired and other vested participants as of the Separation Date will remain the responsibility of Motorola. The Company does not intend to adopt a new U.S. pension plan. Currently, it is the Company’s intent that most non-U.S. retirement benefit plans will be frozen as of the Separation Date, with respect to the Company’s employees, with the obligation for retirees and vested participants remaining the responsibility of Motorola. At least until the Separation Date (or the contribution date for some plans in countries where the plans were frozen as of that date), the Company’s employees will remain participants in the respective Motorola non-U.S. pension and retirement plans.

Motorola manages its worldwide pension benefit plans on a consolidated basis and separate company information is not readily available. Therefore, the Company’s share of the Motorola plans’ assets and liabilities are not included in the Company’s combined balance sheet. The combined statements of operations includes an allocation of the costs of the employee benefit plans. These costs were allocated to the Company based on the proportionate share of eligible compensation of the participants.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Post-retirement Health Care Benefits

Certain retiree medical benefits are available to eligible U.S. employees meeting certain age and service requirements upon termination of employment through the Motorola Post-retirement Healthcare Plan. It is currently anticipated that the $214 million obligation relating to all eligible retired participants, active vested participants, and active participants who vest within the three year period following the date of separation related to the Company’s business, together with approximately $73 million in cash or other assets acceptable to Motorola and the Company as permitted by law without adverse tax consequences will be transferred to the Company at the Separation Date.

Motorola manages its postretirement health care benefit plan on a consolidated basis and separate company information is not readily available. Therefore, the Company’s share of the Motorola U.S. plans’ assets and liabilities are not included in the Company’s combined balance sheets. The combined statement of operation includes an allocation of the costs of the post-retirement health care plan. These costs were allocated to the Company based on headcount.

Defined Contribution Plans

Motorola and certain of its subsidiaries have profit-sharing and savings plans, principally contributory, in which all eligible employees participate. Motorola makes two types of contributions to these plans, matching contributions and profit-sharing contributions. Matching contributions are based upon the amount of the employees’ contributions and do not depend on the Motorola’s profits. Profit-sharing contributions are generally based upon pre-tax earnings, as defined, with an adjustment for the aggregate matching contribution. Effective in 2002, the Company decreased its matching contribution from 4.5% to 3% on the first 6% of employee contributions. The combined statements of operations include an allocation of the costs of the U.S. defined contribution plan. These costs were allocated to the Company on a headcount basis.

The Company intends to adopt a profit sharing plan covering substantially all eligible U.S. employees (the “Plan”). The Plan will provide for discretionary employer matching contributions and profit-sharing contributions. Matching contributions may be made in amounts up to a 100% match of each participant’s pre-tax contributions to the Plan not to exceed 5% of the participant’s eligible contribution. Profit sharing contributions may be made based on the Company’s profitability.

Incentive Plans

Motorola Incentive Plan: In 2002, the Performance Excellence Equals Rewards program and the Incentive Pay Plans were replaced by the Motorola Incentive Plan (MIP). MIP provides worldwide eligible employees with an annual payment, calculated as a percentage of an employee’s eligible earnings, in the year after the close of the current calendar year if specified business goals are met. All employees were eligible for the MIP. The combined statements of operations includes an allocation of the costs of the MIP with such amounts allocated to the Company on a specific identification basis.

Mid-Range Incentive Program: In 2003, the Long Range Incentive Program was replaced by the Mid-Range Incentive Plan (MRIP). MRIP rewards participating elected officers for Motorola’s achievement of outstanding mid-range performance, based on two performance objectives measured over two-year cycles. Prior to 2003, Motorola’s Long Range Incentive Program of 1994 rewarded participating elected officers for Motorola’s achievement of outstanding long range performance, based on four performance objectives measured over four-year cycles. The combined statements of operations includes an allocation of the costs of the respective Mid-Range and Long Range Incentive Program with such amounts allocated to the Company on a specific identification basis.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Although it is not anticipated that these specific incentive plans will continue following the date of the distribution, it is expected that similar incentive programs will be offered to the Company’s employees.

Stock Compensation Plans

Employee Stock Purchase Plan: Under the Motorola employee stock purchase plan, eligible participants have been allowed to purchase shares of Motorola’s common stock through payroll deductions of up to 10% of compensation on an after-tax basis. The price an employee pays per share is 85% of the lower of the fair market value of Motorola’s stock on the close of the first trading day or last trading day of the purchase period. The plan has two purchase periods, the first one from October 1 through March 31 and the second one from April 1 through September 30. For the years ended December 31, 2001, 2002 and 2003, the Company’s employees purchased 2.8 million shares, 3.3 million shares and 4.6 million shares, respectively, at prices ranging from $12.12 to $12.50, $8.65 to $12.07 and $7.02 to $7.10, respectively. The Company’s employees will continue to participate in the Motorola employee stock purchase plan through the Separation Date. It is anticipated that an employee stock purchase plan will be put in place by the Company following the Separation Date.

Stock Options: Under Motorola’s stock option plans, options to acquire shares of Motorola common stock have been made available for grant to certain Freescale employees and to existing option holders in connection with the merging of option plans following an acquisition. Each option granted has an exercise price of 100% of the market value of the common stock on the date of grant. The majority of the options have a contractual life of 10 years and vest and become exercisable at 25% increments over four years.

At the Separation Date, unvested awards outstanding under Motorola’s stock-based compensation plans that are held by the Company’s employees are currently expected to be converted to options to acquire Class A common stock of the Company. The stock options, as converted, will have the same vesting provisions, option periods and other terms and conditions as the Motorola options they replaced. The number of shares and exercise price of each stock option will be adjusted so that each Company option will have the same ratio of the exercise price per share to the market value per share, and the same aggregate difference between market value and exercise price as the Motorola stock options prior to the adjustments. No new measurement date will occur upon conversion of the unvested stock options.

The following table summarizes information regarding Motorola stock options held by the Company’s employees at December 31, 2001, 2002 and 2003 (in thousands, except exercise price):

	December 31,
	2001		2002		2003
	Shares subject to Options	Wtd. Avg. Exercise Price	Shares subject to Options	Wtd. Avg. Exercise Price	Shares subject to Options	Wtd. Avg. Exercise Price
Options outstanding	23,083	$27	40,068	$21	54,491	$17

Options exercisable	20,334	$28	23,233	$26	23,253	$26
Options unvested	2,749	$20	16,835	$13	31,238	$11

Restricted Stock and Restricted Stock Unit Grants: Restricted stock and restricted stock unit grants (restricted stock) consist of shares or the rights to shares of Motorola’s common stock which have been awarded to employees. The grants are restricted such that they are subject to substantial risk of forfeiture and to restrictions on their sale or other transfer by the employee. At the Separation Date, restrictions on the outstanding restricted stock and restricted stock unit awards will lapse on a pro-rata basis based on service performed during the restricted period. The balance of Motorola restricted stock and restricted stock unit awards will be forfeited.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Total Company employee restricted stock and restricted stock units issued and outstanding at December 31, 2002 and 2003 were 1.0 million and 1.0 million, respectively. At December 31, 2002 and 2003, the amount of related deferred compensation specifically related to the Company’s employees reflected in Owner’s Net Investment in the combined balance sheets was $12.9 million and $8.4 million, respectively. Net reductions to deferred compensation for the years ended December 31, 2002 and 2003 were $9.3 million and $3.8 million, respectively. Approximately 0.3 million, 0.2 million and 0.2 million shares of restricted stock and restricted stock units were granted to Company employees in 2001, 2002 and 2003, respectively. The amortization of deferred compensation for the years ended December 31, 2001, 2002, and 2003 was $10.4 million, $8.4 million and $5.9 million, respectively.

Stock-Based Compensation Plans: In connection with the IPO, certain of the Company’s employees will be awarded initial stock option grants to purchase shares of Class A common stock and restricted stock units.

(10) Goodwill and Other Intangible Assets

SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. Goodwill related to acquisitions prior to July 1, 2001 continued to be amortized through December 31, 2001. Goodwill related to acquisitions subsequent to June 30, 2001 was not amortized. Adjusting for the impact of the discontinuance of the amortization of goodwill, earnings (loss) would have been as follows:

	Year Ended December 31,
	2001	2002	2003
Net earnings (loss):
Reported	$(2,181)	$(1,767)	$(366)
Goodwill amortization	32	—	—

Adjusted	$(2,149)	$(1,767)	$(366)

Amortized intangible assets, excluding goodwill, were composed of the following:

	December 31, 2002		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Completed technology	$23	$14	$38	$17
Customer lists	11	6	12	8
Trade names	10	5	10	7

	$44	$25	$60	$32

Amortization expense on intangible assets was $11 million, $5 million and $7 million for the years ended December 31, 2001, 2002 and 2003, respectively. Amortization expense is estimated to be $10 million in 2004 and $7 million in 2005, $3 million in 2006, $3 million in 2007, $3 million in 2008 and $2 million thereafter, with no amortization expense expected thereafter.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The following table displays a roll-forward of the carrying amount of goodwill from January 1, 2003 to December 31, 2003, by business segment:

Segment	January 1, 2002	Acquired (Adjustments)	December 31, 2002	Acquired (Adjustments)	December 31, 2003
Transportation and Standard Products	$14	$—	$14	$—	$14
Networking and Computing Systems	182	—	182	—	182
Wireless and Mobile Solutions	2	—	2	—	2
Other	22	—	22	—	22

	$220	$—	$220	$—	$220

(11) Commitments and Contingencies

Leases

The Company owns most of its major facilities, but does lease certain office, factory and warehouse space, land, and information technology and other equipment under principally noncancelable operating leases. Rental expense, net of sublease income, for the years ended December 31, 2001, 2002 and 2003 was $97 million, $86 million and $67 million, respectively. At December 31, 2003, future minimum lease obligations, net of minimum sublease rentals for the next five years and beyond are as follows: 2004—$47 million; 2005—$39 million; 2006—$30 million; 2007—$25 million; 2008—$23 million; beyond 2008—$88 million.

Environmental

Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA, or Superfund), and equivalent state law, Motorola has been designated as a Potentially Responsible Party by the United States Environmental Protection Agency with respect to certain waste sites with which the Company’s operations may have had direct or indirect involvement. Such designations are made regardless of the extent of Motorola’s involvement. Pursuant to the master separation and distribution agreement, the Company has indemnified Motorola for these liabilities going forward. These claims are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and for future investigations or remedial actions. The remedial efforts include environmental cleanup costs and communication programs. In many cases, the dollar amounts of the claims have not been specified and have been asserted against a number of other entities for the same cost recovery or other relief as was asserted against the Company. The Company accrues costs associated with environmental matters when they become probable and reasonably estimable. Due to the uncertain nature, the actual costs that will be incurred will differ from the amounts accrued, perhaps significantly. Accruals at December 31, 2002 and 2003 were $59 million and $53 million, respectively, with related charges to operating earnings of $6 million, $2 million and $4 million for the years ended December 31, 2001, 2002 and 2003, respectively. These amounts represent only the Company’s estimated share of costs incurred in environmental cleanup sites without considering recovery of costs from any insurer, since in most cases Potentially Responsible Parties other than the Company may exist and be held responsible.

Other

The Company is a defendant in various lawsuits, including intellectual property suits, and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s combined financial position, liquidity or results of operations.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

In June 2002, the Company entered into an arrangement with two other entities to jointly develop 300 millimeter technology. Each party has committed to share in the research and development costs and capital expenditures required for this facility.

Product purchase commitments associated with our strategic manufacturing relationships are not disclosed since the amounts are based on 18-month rolling forecasts, which are adjusted monthly and are not based on fixed prices due to the volatile nature of the semiconductor industry, and are accordingly not accurately quantifiable at December 31, 2003.

The Company has multi-year commitments for certain software licenses requiring payments of $104 million, $60 million and $19 million in 2004, 2005 and 2006, respectively.

In the ordinary course of business, the Company regularly executes contracts that contain indemnifications as it is customary business practice for most business arrangements that are reduced to a contract to contain some level of indemnity between parties. Additionally, the Company executes other contracts considered outside the ordinary course of business which contain indemnifications. Examples of these types of agreements include business divestitures, business acquisitions, settlement agreements and third-party performance guarantees. In each of these circumstances, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party’s claims. Further, the Company’s obligations under these agreements may be limited in terms of duration, typically not in excess of 24 months, and/or amounts not in excess of the contract value, and in some instances, the Company may have recourse against third parties for certain payments made by the Company.

Historically, the Company has not made significant payments for indemnification provisions contained in these agreements. At December 31, 2003, there was one contract executed outside the ordinary course of business containing indemnification obligations with a maximum amount payable of $5 million under the terms of these indemnification provisions. At December 31, 2003, the Company had reserves of $5 million, recorded as liabilities in the Company’s combined balance sheet which have been provided to cover known estimated indemnification obligations. The Company believes that if it were to incur additional losses with respect to any unknown matters at December 31, 2003, such losses would not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(12) Information by Segment and Geographic Region

The Company’s reportable segments have been determined based on the nature of the products offered to customers and are comprised of the following:

The Transportation and Standard Products Group (TSPG) designs, produces and sells embedded processors, microcontrollers, analog, mixed signal and sensor products to customers in multiple markets. Its largest market is the automobile electronics market, which includes body, safety, engine management, entertainment and driver information systems components within automobiles.

The Networking and Computing System Group (NCSG) designs, produces and sells embedded processors to customers in the networking market, which includes wireline communications, network transmission and access, enterprise networking systems, wireless infrastructure and personal computing.

The Wireless and Mobile Solutions Group (WMSG) designs, produces and sells embedded processors to customers in the wireless systems solutions and broadband markets, including cellular, cordless and messaging components within wireless communication products and games, toys and entertainment products within customer electronics products.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Other includes Metrowerks, sales to other semiconductor companies, other miscellaneous businesses and any factories in production start-up. Other also includes any business reorganization charges and miscellaneous income or expense not identified to any of our business segments.

Segment net sales are determined based upon the respective products sold. Segment net sales related to licensing agreements are determined based upon a specifically identifiable basis for each segment.

Group operating earnings are computed using a mix of direct ownership of certain costs and allocations of centralized functions. The segments incur manufacturing costs based on production volumes. The Company allocates the underutilized costs of most manufacturing facilities based on an ownership model whereby each segment is responsible for a specific subset of the Company’s factories with the exception of one wafer fabrication facility which is shared across segments based on projected volume. Selling, General and Administrative expenses and Research and Development expenditures are charged to the segments based upon the specific activities being performed for each segment, where possible. Remaining costs are charged to segments on a specifically identifiable basis or other reasonable method of allocation. The Company considers these allocations to be a reasonable reflection of the utilization of costs incurred. The Company does not allocate specific assets to the operating segments other than inventory. There are no inter-segment revenue transactions and, therefore, net sales are only to external customers.

Domestic export sales to other Motorola businesses were $124 million, $172 million and $72 million for the years ended December 31, 2001, 2002 and 2003, respectively. Domestic export sales to external third parties were $168 million, $93 million and $107 million for the years ended December 31, 2001, 2002 and 2003, respectively.

For the years ended December 31, 2001, 2002 and 2003, no single customer or group under common control represented 10% or more of the Company’s combined net sales, other than sales to other Motorola businesses which were $1.1 billion, $1.1 billion and $961 million, respectively.

Segment Information

	Net Sales			Operating Earnings (Loss)
	Year Ended December 31,			Year Ended December 31,
	2001	2002	2003	2001	2002	2003
Transportation and Standard Products	$2,233	$2,311	$2,377	$(164)	$88	$162
Networking and Computing Systems	1,572	1,361	1,306	(267)	(19)	97
Wireless and Mobile Solutions	1,082	1,243	1,126	(575)	(424)	(432)
Other	210	86	55	(868)	(1,160)	(131)

Segment totals	$5,097	$5,001	$4,864	(1,874)	(1,515)	(304)

Total other income (expense)				(251)	(166)	(15)

Loss before income taxes				$(2,125)	$(1,681)	$(319)

Other operating earnings (loss) includes $841 million, $1.1 billion and $85 million of reorganization of businesses and asset impairment charges for the years ended December 31, 2001, 2002 and 2003.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Geographic Area Information

	Net Sales*			Assets		Property, Plant and Equipment
	December 31,			December 31,		December 31,
	2001	2002	2003	2002	2003	2002	2003
United States	$2,262	$2,070	$1,721	$2,513	$1,998	$1,800	$1,288
Hong Kong	378	437	566	213	193	32	29
Germany	521	540	631	112	97	21	22
United Kingdom	170	108	110	235	206	189	169
Malaysia	—	—	—	560	433	245	178
Japan	381	278	247	428	344	254	186
France	247	204	210	233	371	166	301
China	80	213	258	645	583	499	164
Other nations	1,058	1,151	1,121	186	224	20	20

	$5,097	$5,001	$4,864	$5,125	$4,449	$3,226	$2,357

*	As measured by the location of the revenue-producing operations.

(13) Reorganization of Businesses

Beginning in 2000 and through 2003, the Company announced a series of plans to reduce its workforce, discontinue product lines, exit businesses and consolidate manufacturing operations. The Company initiated these plans in an effort to reduce costs and simplify its product portfolio. The Company recorded provisions for employee separation costs and exit costs based on estimates prepared at the time the restructuring plans were approved by management. Exit costs primarily consist of facility closure costs. Employee separation costs consist primarily of severance. At each reporting date, the Company evaluates its accruals for exit costs and employee separation to ensure that the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. The Company reverses accruals to income when it is determined they are no longer required.

The plans are summarized into two categories: discontinuation of product lines and manufacturing and administrative consolidations.

The Company has further classified its restructuring activities into the following initiatives:

Discontinuation of product lines: included the usage and adjustments of previously accrued exit costs related to the wafer fabrication facilities in the U.S. and Europe.

U.S. manufacturing: included the closure of three wafer fabrication facilities, one assembly and test facility and the reduction in manufacturing personnel at our remaining U.S. factories.

Asia manufacturing: included the closure of one wafer fabrication facility and two assembly and test facilities.

Europe manufacturing: included the closure of one wafer fabrication facility along with the reduction in manufacturing personnel at our remaining European factories.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

General and administrative/Research and development: several initiatives were taken to reduce our general and administrative and research and development costs in line with our significantly declining sales. These actions included outsourcing of functions, reduction of management layers and the consolidation of design centers.

Year Ended December 31, 2001

The Company experienced a significant reduction in its sales in 2001 as part of the downturn of the semiconductor industry that began in the second half of 2000. In response to this decline the Company initiated a series of actions to consolidate facilities, dispose of excess equipment and reduce non-manufacturing headcount. In the third and fourth quarters of 2001, the Company approved a plan to close its wafer fabrication facilities in Mesa, Arizona, significantly reduce its assembly and test operations in Texas and Arizona, and dispose of excess equipment. Also in the fourth quarter of 2001, the Company approved a plan to close the wafer fabrication facility in Sendai, Japan along with assembly and test operations in Hong Kong and Japan. In addition, a number of actions were undertaken throughout the year to reduce general and administrative and research and development costs as a result of significantly declining sales.

For the year ended December 31, 2001, the Company recorded net charges of $841 million, of which $228 million was included in Cost of sales and $613 million was recorded under Reorganization of businesses in the Company’s combined statements of operations. The aggregate $841 million net charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Discontinuation of product lines	$—	$—	$23	$23
Manufacturing and administrative consolidations	12	386	420	818

	$12	$386	$443	$841

Discontinuation of Product Lines

During 2001, the Company incurred a net charge of $23 million for asset impairments relating to the discontinuation of wafer technologies.

Manufacturing and Administrative Consolidations

The Company’s action to consolidate manufacturing operations and streamline its global organization resulted in a net charge of $818 million in 2001. The charge consisted primarily of asset impairments, severance benefit costs, and equipment and other contract cancellation fees. Some of the cancellation obligations, which are included in exit costs, will extend over several years. The consolidation activities were focused primarily on portions of manufacturing operations in various locations, including Texas, Arizona, Hong Kong and Japan as well as the reduction of non-manufacturing headcount.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Reorganization of Businesses Accruals

The following table displays the roll-forward of the accruals established for exit costs from January 1, 2001 to December 31, 2001:

Exit Costs	Accruals at January 1, 2001	2001 Additional Charges	2001 Adjustments	2001 Amounts Used	Accruals at December 31, 2001
Discontinuation of product lines	$28	$—	$(1)	$(24)	$3
U.S. manufacturing	—	7	—	(6)	1
Asia manufacturing	—	5	—	—	5
General and administrative/Research and development	—	1	—	(1)	—

Total	$28	$13	$(1)	$(31)	$9

The 2001 amount used of $31 million reflects cash payments of $13 million and non-cash utilization of $18 million. The remaining accrual of $9 million is included in Accrued liabilities in the Company’s combined balance sheet. In 2002 and 2003, the Company utilized $3 million of accruals and reversed $6 million primarily due to the sale of a facility previously planned to be closed.

The following table displays the roll-forward of the accruals established for employee separation costs from January 1, 2001 to December 31, 2001:

Employee Separation Costs	Accruals at January 1, 2001	2001 Additional Charges		2001 Amounts Used	Accruals at December 31, 2001
		Cost of Sales	Reorg of Business
U.S. manufacturing	$4	$114	$—	$(46)	$72
Asia manufacturing	—	101	—	(28)	73
Europe manufacturing	—	13	—	(11)	2
General and administrative/Research and development	—	—	158	(51)	107

Total	$4	$228	$158	$(136)	$254

Related headcount	35	7,800	2,500	(4,335)	6,000

The 2001 additional charges of $386 million for employee separation costs represent the severance costs for approximately an additional 10,300 employees, of whom 7,800 were manufacturing employees and 2,500 were non-manufacturing employees. The accrual is for various levels of employees.

During 2001, $136 million of cash payments were made to 4,335 separated employees. The remaining accrual of $254 million is included in Accrued liabilities in the Company’s combined balance sheet.

At December 31, 2001, 6,000 employees remained to be separated from the Company of which 5,300 were separated in 2002 and 2003 and received severance payments of $208 million. The remaining 700 employees who were originally planned to be separated ultimately did not receive severance payments as they either voluntarily resigned from the Company or were redeployed due to circumstances not foreseen when the original plans were approved. The Company reversed $46 million of accrued severance costs in 2002 and 2003 related to these employees.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

Year Ended December 31, 2002

In 2002, the Company approved additional actions to further streamline manufacturing operations and further reduce non-manufacturing headcount. The Company approved a plan to close the facility in Scotland. The Company also reduced research and development headcount as a result of pooling resources in connection with the joint alliance with ST Microelectronics and Philips Electronics.

For the year ended December 31, 2002, the Company recorded net charges of $1.1 billion, of which $9 million of net reversals was included in Cost of sales and $1.2 billion of net charges were recorded under Reorganization of businesses in the Company’s combined statements of operations. The aggregate $1.1 billion net charge is comprised of the following:

	Exit Costs	Employee Separations	Asset Writedowns	Total
Manufacturing and administrative consolidations	$—	$2	$1,145	$1,147

The Company’s actions to consolidate manufacturing operations and streamline its global organization resulted in a charge of $1.1 billion in 2002. The charge consisted primarily of asset impairments for consolidation activities focused primarily in Arizona, China and Scotland in connection with the implementation of the Company’s asset-light strategy. The charge of $1.1 billion was net of reversals of asset impairment charges previously recognized of $36 million, following a revised plan for two facilities in Arizona and Texas where equipment was previously determined to be held for sale but, due to the revised plan, the assets will continue to be utilized to produce products, and the impairment charge was appropriately reversed.

Reorganization of Businesses Accruals

The following table displays the roll-forward of the accruals established for exit costs from January 1, 2002 to December 31, 2002:

Exit Costs	Accruals at January 1, 2002	2002 Amounts used	Accruals at December 31, 2002
Discontinuation of product lines	$3	$—	$3
U.S. manufacturing	1	(1)	—
Asia manufacturing	5	—	5

Total	$9	$(1)	$8

The 2002 amount used of $1 million reflects cash payments of $1 million. The remaining accrual of $8 million is included in Accrued liabilities in the Company’s combined balance sheet. In 2003 the Company utilized $2 million of the accrual and reversed $6 million primarily due to the sale of a facility previously planned to be closed.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The following table displays the roll-forward of the accruals established for employee separation costs from January 1, 2002 to December 31, 2002:

Employee Separation Costs	Accruals at January 1, 2002	2002 Additional Charges		2002 Adjustments		2002 Amounts Used	Accruals at December 31, 2002
		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
U.S. manufacturing	$72	$—	$—	$(11)	$—	$(44)	$17
Asia manufacturing	73	—	—	(14)	—	(29)	30
Europe manufacturing	2	12	—	(2)	—	—	12
General and administrative/ Research and development	107	—	23	—	(6)	(100)	24

Total	$254	$12	$23	$(27)	$(6)	$(173)	$83

Related headcount	6,000	450	350	(300)	(200)	(4,500)	1,800

At January 1, 2002, the Company had an accrual of $254 million for employee separation costs, representing the severance costs for approximately 6,000 employees, of whom 4,500 were manufacturing employees and 1,500 were non-manufacturing employees. The 2002 additional charges of $35 million represent the severance costs for approximately an additional 800 employees, of whom 450 were manufacturing employees and 350 were non-manufacturing employees. The 2002 adjustments of $33 million represent employee separation costs that were ultimately not paid for approximately 500 employees previously identified for separation who either voluntarily resigned from the Company or were redeployed due to circumstances not foreseen when the original plans were approved, of which approximately 300 were manufacturing employees and 200 were non-manufacturing employees.

During 2002, of the $173 million used, $166 million represents cash payments made to 4,500 separated employees and $7 million represents non-cash benefits. The remaining accrual of $83 million is included in Accrued liabilities in the Company’s combined balance sheets.

At December 31, 2002, 1,800 employees remained to be separated from the Company, of which 1,400 were separated in 2003 and received severance payments of $65 million. The remaining 400 employees who were originally planned to be separated ultimately did not receive severance payments as they either voluntarily resigned from the Company or were redeployed due to circumstances not foreseen when the original plans were approved. The Company reversed $19 million of accrued severance costs in 2003 related to these employees.

Year Ended December 31, 2003

In 2003, in response to continued operating losses, the Company took additional action to reduce both general and administrative and research and development headcount. Additional headcount reductions were approved for the remaining factories in the U.S., Europe and Asia, along with the outsourcing of certain information technology functions and the consolidation of design centers.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

For the year ended December 31, 2003, the Company recorded net charges of $85 million, of which $22 million were included in Cost of Sales and $63 million were recorded under Reorganization of businesses in the Company’s combined statements of operations. The aggregate $85 million net charge is comprised of the following:

	Exit Costs/ (Reversals)	Employee Separations	Asset Writedowns/ (Decommissioning reversals)	Total
Discontinuation of product lines	$(1)	$—	$(8)	$(9)
Manufacturing and administrative consolidations	(5)	74	25	94

	$(6)	$74	$17	$85

Discontinuation of Product Lines

For the year ended December 31, 2003, the Company reversed $8 million of reserves previously established primarily to cover facility decommissioning costs which are no longer needed, following the final closure and sale of those facilities.

Manufacturing and Administrative Consolidations

The Company’s actions to consolidate manufacturing operations and to implement strategic initiatives to streamline our global organization resulted in additional charges of $141 million for the year ended December 31, 2003. These charges consisted primarily of $93 million for company-wide employee separation costs and $48 million for the impairment of a facility in Texas and equipment classified as held-for-sale. These charges were offset by reversals of $47 million consisting of $19 million for previously expected employee separation accruals and $23 million for reserves previously established to cover decommissioning costs which are no longer needed due to the sale of a facility and lower actual decommissioning costs at closed sites as well as $5 million reversal of exit costs.

Reorganization of Businesses Accruals

The following table displays a roll-forward of the accruals established for exit costs from January 1, 2003 to December 31, 2003:

Exit Costs	Accruals at January 1, 2003	2003 Adjustments	2003 Amounts Used	Accruals at December 31, 2003
Discontinuation of product lines	$3	$(1)	$(2)	$—
Asia manufacturing	5	(5)	—	—

Total	$8	$(6)	$(2)	$—

In 2003, the Company used $2 million of exit cost accruals and reversed $6 million of accruals no longer required primarily due to the sale of a facility previously planned to be closed.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2003 to December 31, 2003:

	Accruals at January 1, 2003	2003 Additional Charges		2003 Adjustments		2003 Amounts Used	Accruals at December 31, 2003
Employee Separation Costs		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
U.S. manufacturing	$17	$21	$—	$(1)	$—	$(33)	$4
Asia manufacturing	30	3	—	(12)	—	(19)	2
Europe manufacturing	12	11	—	—	—	(19)	4
General and administrative/ Research and development	24	—	58	—	(6)	(54)	22

Total	$83	$35	$58	$(13)	$(6)	$(125)	$32

Related headcount	1,800	700	800	(300)	(100)	(2,700)	200

At January 1, 2003, the Company had an accrual of $83 million for employee separation costs, representing the severance costs for approximately 1,800 employees, of which 1,400 were manufacturing employees and 400 were non-manufacturing employees. The 2003 additional charges of $93 million represent the severance costs for approximately an additional 1,500 employees, of which 700 were manufacturing employees and 800 were non-manufacturing employees.

During the year ended December 31, 2003, approximately 2,700 employees were separated from the Company. The $125 million used in 2003 reflects cash payments to these separated employees. The remaining accrual of $32 million, which is included in Accrued liabilities in the combined balance sheet, is expected to be paid to approximately 200 separated employees throughout the first two quarters of 2004. The 2003 adjustments of $19 million represent employee separation costs for approximately 400 employees previously identified for separation who either voluntarily resigned from the Company and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved; approximately 300 were manufacturing employees and 100 were non-manufacturing employees.

(14) Acquisitions of Businesses

The Company accounts for acquisitions using purchase accounting with the results of operations for each acquiree included in the Company’s combined financial statements for the period subsequent to the date of acquisition. The pro forma effects of these acquisitions on the Company’s financial statements were not significant either individually or in the aggregate.

The allocation of value to in-process research and development was determined using expected future cash flows discounted at average risk adjusted rates reflecting both technological and market risk, as well as the time value of money. Historical pricing, margins and expense levels, where applicable, were used in the valuation of the in-process products. The in-process research and development acquired will have no alternative future uses if the products are not feasible. Charges associated with in-process research and development are included in Research and development in the Company’s combined statements of operations.

The developmental products for the companies acquired have varying degrees of timing, technology, costs-to-complete and market risks throughout final development. If the products fail to become viable, the Company will unlikely be able to realize any value from the sale of incomplete technology to another party or through internal re-use. The risks of market acceptance for the products under development and potential reductions in projected sales volumes and related profits in the event of delayed market availability for any of the products exist.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

The following is a summary of the significant acquisitions:

	Quarter Acquired	Consideration	Form of Consideration
2003 Acquisitions
Ultrawideband business	Q4	$14	Cash
		1	Forgiveness of notes payable
2001 Acquisitions
Tohoku Semiconductor Corporation	Q1	40	Cash
		345	Assumed Debt

The following table summarizes net tangible and intangible assets acquired and the consideration provided for all acquisitions:

	Year Ended December 31,
	2001	2003
Tangible net current liabilities	$(8)	$—
Tangible net long-term assets (liabilities)	393	(1)
Other intangibles	—	16

	$385	$15

Consideration:
Cash	$40	$14
Forgiveness of notes receivable	—	1
Assumed debt	345	—

	$385	$15

Tohoku Semiconductor Corporation

In the first quarter of 2001, the Company increased its investment in Tohoku from 50% to 100% for approximately $40 million in cash and the assumption of $345 million of debt. This acquisition did not result in the Company recording any goodwill or other intangibles.

Ultrawideband Business

In November 2003, the Wireless and Mobile Solutions Group acquired an ultrawideband business for approximately $14 million in cash and forgiveness of a $1 million note payable. In connection with this transaction, the Company acquired $1 million in fixed assets, $15 million in purchased technology, and $1 million in customer lists and recorded a liability of $2 million, which will not be recognized until the contingency associated with the $2 million of potential additional purchase considerations is resolved. Fixed assets consisted mainly of computer equipment that will be depreciated over 18 months on a straight-line basis. Purchased technology and customer lists will be amortized over their expected useful life of six and five years, respectively, on a straight-line basis.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

(15) Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the years ended December 31, 2001, 2002 and 2003:

	Balance at beginning of period	Additions	Deductions (1)	Balance at end of period
		Charged to costs & expenses
2001
Allowance for doubtful accounts	$13	$2	$(7)	$8
Product and service warranties	9	—	(2)	7

2002
Allowance for doubtful accounts	8	1	(5)	4
Product and service warranties	7	6	—	13

2003
Allowance for doubtful accounts	4	—	—	4
Product and service warranties	13	2	(7)	8

(1)	Accrual usage

(16) Subsequent Events

SMIC Transactions

On January 16, 2004, the Company completed the sale of a 200 millimeter wafer fabrication facility in Tianjin, China to Semiconductor Manufacturing International Corporation (SMIC). In conjunction with the asset sale, the Company entered into a five year cross-patent license agreement and transition services agreement. The Company transferred assets, entered into the cross-patent license agreement, paid $30 million in cash and received Series D convertible preference shares in SMIC and warrants valued at
$321 million, resulting in a net gain of $6 million.

On March 11, 2004, all of the Company’s Series D convertible preference shares were converted to 1.7 billion shares of common stock in connection with the initial public offering (IPO) of SMIC. In the IPO, the Company sold 297 million common shares of SMIC stock (17% of the Company’s holdings in SMIC) at the IPO price for net proceeds of $100 million, resulting in a gain of $41 million. The 1.4 billion remaining common shares of SMIC held by the Company are subject to restrictions on transfer that are released over an eighteen-month period ending in September 2005. The warrants expired unexercised at the date of the IPO. Under the terms and provisions of the agreements which identify the assets to be contributed and transferred by Motorola to the Company, the remaining investment in SMIC common shares ($390 million at April 3, 2004) will be retained by Motorola.

In 2002, as a result of the Company’s decision not to be the sole owner of a wafer fabrication facility in China, the Company recorded an $80 million provision associated with the potential obligation to reimburse the Chinese government for exemptions previously received. However, the acquirer of the wafer fabrication facility, SMIC, filed an application in January 2004 with the Chinese government to request that their exemption received from the Chinese government to exclude imported raw materials, construction material and production equipment, for VAT and duty, be expanded to include the Company’s obligations related to these exemptions. In February 2004, the Chinese government accepted this application and the Company’s liability to reimburse these

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

incentives was reduced by $51 million, of which $54 million has been recognized as a reduction of Selling, general and administrative and $3 million has been recognized in Income tax expense in the Company’s condensed combined statements of operations for the three months ended April 3, 2004.

Contribution of Net Assets to the Company

During May 2004, the Company completed the contribution from Motorola. The Company and Motorola entered into various agreements detailing the provisions of the contribution and the separation of the Company from Motorola, and related tax, purchase and supply, transition services, and employee matters. The agreements include the following, among others:

Master Separation and Distribution Agreement

The master separation and distribution agreement describes generally the assets that were contributed and transferred to the Company by Motorola and the liabilities assumed. The contributed assets generally include all of the assets of the semiconductor products sector of Motorola, as well as other specifically identified assets. The liabilities assumed generally include all debts, liabilities, commitments and obligations of any nature to the extent arising out of or relating to the semiconductor products sector of Motorola prior to, on or after the contribution date as well as certain other specifically identified liabilities. The Company has agreed to indemnify Motorola for substantially all past, present and future liabilities associated with the semiconductor business.

In accordance with the contribution agreements, certain assets included in the historical combined financial statements were not contributed and certain liabilities included in the historical combined financial statements were not assumed. The most significant of these excluded net assets were the investments in the stock of SMIC and Phenitec which approximated $464 million in the aggregate at April 3, 2004.

The master separation and distribution agreement also governs the rights and obligations of both Motorola and the Company regarding the Company’s anticipated initial public offering and the proposed distribution by Motorola to its common stockholders of the shares of the Company’s common stock held by Motorola.

Additionally, the master separation and distribution agreement contains covenants, which limit the Company’s ability to undertake certain actions without the prior consent of Motorola for as long as Motorola beneficially owns at least 50% of the total voting power of the outstanding capital stock of the Company.

Tax Sharing Agreement

In general, under the tax sharing agreement, for periods prior to the IPO, Motorola will assume U.S. federal income tax liabilities of the Motorola affiliated group, and Motorola will assume state and non-U.S. income tax liabilities associated with returns that include only Motorola and its subsidiaries. The Company will remain responsible for any U.S. federal, state and foreign income tax liabilities for returns filed that include only the Company and its subsidiaries.

The tax sharing agreement contains provisions regarding tax benefits. Under those provisions, in general, the Company is required to pay Motorola for any tax benefit that the Company would receive (based on certain assumptions) as a result of an adjustment to a tax for which Motorola is responsible under the tax sharing agreement or as a result of an adjustment to any of Motorola’s tax attributes. Motorola is required to pay the Company for any tax benefit that Motorola would receive (based on certain assumptions) as a result of an adjustment to a tax for which the Company is responsible under the tax sharing agreement or as a result of an

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Combined Financial Statements—(Continued)

(Dollars in millions, except as noted)

adjustment to any of the Company’s tax attributes. In either case, the company required to make a payment for such tax benefit may be required to do so prior to the time that, and regardless of whether, such tax benefit is actually realized in cash.

The provisions of the tax sharing agreement require the Company to indemnify Motorola against all tax-related liabilities incurred by Motorola relating to the contribution or the distribution to the extent caused by an acquisition of the Company’s assets or stock, or other actions by the Company. These liabilities include the substantial tax-related liability that would result if the contribution and the currently planned distribution of the common stock of the Company held by Motorola to the Motorola shareholders failed to qualify as a tax-free transaction. This indemnification does not have a specified term and the Company’s liability under this indemnification could be material in the event that the contribution and distribution failed to qualify as a tax-free transaction.

Purchase and Supply Agreement

The Company and Motorola have entered into a purchase and supply agreement, which governs transactions pursuant to which Motorola, on behalf of its cellular subscriber business, will purchase goods and services from the Company. Specifically, the purchase and supply agreement addresses:

•	Motorola’s purchase commitments covering substantially all of its cellular baseband semiconductor requirements (other than certain cellular baseband products the Company does not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006;

•	Motorola’s agreement to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from the Company in connection with their production of cellular handsets for Motorola; and

•	order, payment and other terms.

Transition Services Agreement

The transition services agreement governs the provision by Motorola to the Company of support services, on an interim and transitional basis, including accounting, tax, cash management, human resources, information technology, and other general and administrative functions. The parties anticipate such services will be provided for up to an eighteen month period beginning
April 4, 2004.

Employee Matters Agreement

The parties have entered into an employee matters agreement which allocates responsibility and liability for certain employee-related matters and provides that for a one-year period following the contribution, while they are employed by the Company, such employees’ terms and conditions of employment (other than U.S. pension and retiree medical) shall be at least substantially comparable in the aggregate to their terms and conditions of employment in effect immediately prior to the contribution date. This agreement details actions regarding employee benefit arrangements and employee stock and incentive compensation arrangements.

In accordance with the employee matters agreement, certain post-retirement healthcare benefit obligations approximating $214 million will be assumed by the Company. Additionally, approximately $73 million in cash or other assets acceptable to Motorola and the Company as permitted by law without adverse tax consequences, will be contributed to the Company by Motorola.

Freescale Semiconductor, Inc. and Subsidiaries

Condensed Consolidated and Combined Statements of Operations

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended		Six Months Ended
	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Net sales (includes sales to Motorola of $397 in 2003 and $578 in 2004)	$1,115	$1,461	$2,266	$2,857
Costs of sales	826	900	1,679	1,789

Gross margin	289	561	587	1,068

Selling, general and administrative	169	225	279	365
Research and development	259	242	519	492
Reorganization of businesses	(13)	(2)	35	(9)
Separation expenses	—	41	—	50

Operating earnings (loss)	(126)	55	(246)	170

Other income (expense):
Interest expense, net	(25)	—	(60)	(21)
Gains on sales of investments and businesses, net	—	—	—	41
Other	(1)	(1)	(6)	(4)

Total other income (expense)	(26)	(1)	(66)	16

Net earnings (loss) before income taxes	(152)	54	(312)	186
Income tax expense	22	11	46	37

Net earnings (loss)	$(174)	$43	$(358)	$149

Pro forma earnings per common share:
Basic		$0.15		$0.54
Diluted		$0.15		$0.54

Pro forma weighted average common shares outstanding:
Basic		278		278
Diluted		278		278

See accompanying notes to condensed consolidated and combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Condensed Consolidated and Combined Balance Sheets

(In millions)

	December 31, 2003	July 3, 2004
		(Unaudited)
ASSETS
Cash and cash equivalents	$87	$713
Accounts receivable, net (includes amounts due from Motorola of $43 in 2003 and $133 in 2004)	327	539
Inventories	693	679
Deferred income taxes	20	50
Other current assets	228	260
Assets held-for-sale	334	56

Total current assets	1,689	2,297

Property, plant and equipment, net	2,357	2,234
Investments	126	38
Other assets	277	260

Total assets	$4,449	$4,829

LIABILITIES AND BUSINESS/STOCKHOLDER’S EQUITY
Notes payable and current portion of long-term debt (includes amounts due to Motorola of $0 in 2003 and $428 in 2004)	$27	$438
Accounts payable (includes amounts due to Motorola of $13 in 2003 and $151 in 2004)	344	605
Accrued liabilities	368	327

Total current liabilities	739	1,370

Long-term debt	2	—
Deferred income taxes	48	30
Other liabilities	104	107

Business/Stockholder’s Equity
Class A common stock, $.01 par value; 1,500 shares authorized; no shares issued and outstanding	—	—
Class B common stock, $.01 par value; 1,000 shares authorized; 278 issued and outstanding in 2004	—	3
Additional paid-in capital	—	3,312
Retained earnings	—	11
Owner’s net investment	3,422	—
Non-owner changes to equity	134	(4)

Total business/stockholder’s equity	3,556	3,322

Total liabilities and business/stockholder’s equity	$4,449	$4,829

See accompanying notes to condensed consolidated and combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Condensed Consolidated and Combined Statement of Business Equity

(Unaudited)

(In millions)

	Owner’s Net Investment	Non-Owner Changes to Equity		Class B Common Stock	Additional Paid-in- capital	Retained Earnings	Comprehensive Earnings
		Fair Value Adjustment to Available-for- Sale Securities	Foreign Currency Translation Adjustments
Balances at January 1, 2004	$3,422	$—	$134	$—	$—	$—	$—

Net earnings	138	—	—	—	—	11	149
Net transfers to Motorola	(520)	—	—	—	—	—	—
Net unrealized gains on securities (net of tax effect of $0)	—	104	—	—	—	—	104
Net foreign currency translation adjustments (net of tax effect of $0)	—	—	12	—	—	—	12
Contribution	(3,040)	(104)	(150)	3	3,291	—	—
Capital contribution by Motorola	—	—	—	—	21	—	—

Balances at July 3, 2004	$—	$—	$(4)	$3	$3,312	$11	$265

See accompanying notes to condensed consolidated and combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Condensed Consolidated and Combined Statements of Cash Flows

(Unaudited)

(In millions)

	Six Months Ended
	June 28, 2003	July 3, 2004
Operating
Net earnings (loss)	$(358)	$149
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	451	377
Separation expenses paid by Motorola	—	21
Charges (reversals) for reorganization of businesses	35	(49)
Gains on sales of investments and businesses, net	—	(41)
Deferred income taxes	24	25
Investment impairments and other	(1)	(12)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	36	(216)
Inventories	(22)	15
Other current assets	(58)	(59)
Accounts payable and accrued liabilities	(47)	325
Other assets and liabilities	(4)	6

Net cash provided by operating activities	56	541

Investing
Acquisitions and investments, net	(5)	(41)
Proceeds from sale of investments and businesses	1	100
Capital expenditures	(155)	(230)
Proceeds from sale of property, plant and equipment and assets held for sale	31	21

Net cash used for investing activities	(128)	(150)

Financing
Borrowings from Motorola subsidiary	—	428
Repayment of short-term borrowings	—	(14)
Repayment of long-term debt	(8)	(7)
Net transfers from (to) Motorola	124	(170)

Net cash provided by financing activities	116	237

Effect of exchange rate changes on cash and cash equivalents	(9)	(2)

Net increase (decrease) in cash and cash equivalents	35	626
Cash and cash equivalents, beginning of period	44	87

Cash and cash equivalents, end of period	$79	$713

See accompanying notes to condensed consolidated and combined financial statements.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(Dollars in millions, except as noted)

(1) Basis of Presentation

On October 6, 2003, Motorola announced its intention to separate its semiconductor businesses into a separate company. Freescale Semiconductor, Inc. (“Freescale Semiconductor”) was incorporated in Delaware on December 3, 2003 as a wholly-owned subsidiary of Motorola. Motorola completed the contribution of substantially all of its semiconductor businesses’ assets and liabilities to the Company (the “Contribution”) in the second quarter of 2004. The initial public offering (“IPO”) of Company Class A common stock was completed on July 21, 2004. The Company is currently a majority owned subsidiary of Motorola with Motorola holding all of the Company’s Class B shares of common stock outstanding. We refer to the combined predecessor companies and businesses as the “Company”, “we”, “us” or “our” unless the context otherwise requires. Motorola has advised us that it intends to distribute its remaining ownership interest in us by means of a special dividend to its common stockholders (the “Distribution”) by the end of 2004.

The condensed combined financial statements include amounts prior to the Contribution that have been derived from the consolidated financial statements and accounting records of Motorola, principally representing the Semiconductor Products Segment, using the historical results of operations, and historical basis of assets and liabilities of the semiconductor businesses. Management believes the assumptions underlying the condensed combined financial statements are reasonable. However, the condensed combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented. Because a direct ownership relationship did not exist among all the various worldwide entities comprising the Company before the second quarter of 2004, Motorola’s net investment in the Company, including intercompany debt, is shown as Business equity in lieu of stockholders’ equity in the condensed combined financial statements prior to the Contribution. During the second quarter of 2004, the Company completed the Contribution from Motorola. As a result, the Company recognized the par value and additional paid-in-capital in connection with the issuance of Class B common stock exchanged for the net assets contributed at that time and the Company began accumulating retained earnings upon completion of the Contribution. Beginning in the second quarter of 2004, the Company’s consolidated financial statements include all majority owned subsidiaries and assets and liabilities of the Company. Investments in which the Company exercises significant influence, but which it does not control are accounted for under the equity method of accounting. Investments in which the Company does not exercise significant influence are recorded at cost. All material intercompany transactions between and among the Company and its subsidiaries have been eliminated.

The Company and Motorola have entered into various agreements detailing the provisions of the Contribution and the separation of the Company from Motorola, and related tax, purchase and supply, transition services and employee matters. See Note 11 for additional discussion. Transactions between Freescale Semiconductor and Motorola have been identified in the condensed financial statements as transactions between related parties.

The accompanying condensed consolidated and combined financial statements as of July 3, 2004 and for the six months ended June 28, 2003 and July 3, 2004 are unaudited, with the December 31, 2003 amounts included herein derived from the audited combined financial statements. In the opinion of management, these unaudited condensed consolidated and combined financial statements include all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows as of July 3, 2004 and for all periods presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

These condensed consolidated and combined financial statements should be read in conjunction with the combined financial statements and notes thereto as of December 31, 2003. The results of operations for the six months ended July 3, 2004 are not necessarily indicative of the operating results to be expected for the full year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Relationship with Motorola

The Company’s net sales to other Motorola businesses included in Net Sales in the Company’s condensed consolidated and combined statements of operations were $397 million and $578 million for the six months ended June 28, 2003 and July 3, 2004, respectively. Accounts receivable from sales to Motorola businesses were $43 million and $133 million as of December 31, 2003 and July 3, 2004, respectively. Accounts payable to Motorola were $13 million and $151 million as of December 31, 2003 and July 3, 2004, respectively. As of July 3, 2004, notes payable to a Motorola subsidiary were $428 million and bore interest at 1.6% annually. These notes were for working capital loans subsequent to the Contribution and asset purchases related to the Contribution. These notes were repaid in full following receipt of the IPO and debt offering proceeds as discussed in Note 12.

The condensed combined statements of operations prior to the second quarter of 2004 include expense allocations for certain corporate functions historically provided by Motorola, including general corporate expenses, basic research costs, employee benefits and incentives and interest expense. These allocations were made on a specifically identifiable basis or using relative percentages, as compared to Motorola’s other businesses, net sales, payroll, fixed assets, inventory, net assets excluding debt, headcount or other reasonable methods.

After the first quarter of 2004, the expense allocation for certain corporate services ceased, and the Company began purchasing such services from Motorola under the terms of the transition services agreement as further discussed in Note 11. Additionally, subsequent to the Contribution, Motorola has a continuing obligation to settle certain liabilities on behalf of the Company. These transactions are accounted for as capital contributions, as they are not required to be repaid by the Company. Motorola’s capital contribution for the period after the Contribution totaled $21 million for the period ended July 3, 2004 and was composed of $29 million of separation expenses offset by $8 million of retained assets. Under the terms of the transition services agreement, the Company also receives compensation for services provided to Motorola in certain locations. The Company charged Motorola $6 million during the second quarter of 2004 for these services. These amounts were reported as a reduction to the cost classification to which such expenses were recognized, primarily Selling, general and administrative.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

The following table presents the expense allocations reflected in the Company’s condensed combined statements of operations.

	Three Months Ended		Six Months Ended
	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
General corporate expenses	$32	$—	$67	$36
Basic research	11	—	21	10
Employee benefits and incentives	59	—	118	63
Interest expense	23	—	56	20
Amounts paid under the transition services agreement	—	93	—	93

	$125	$93	$262	$222

The Company and Motorola considered these general corporate expenses, basic research and employee benefits and incentives allocations to be a reasonable reflection of the utilization of services provided. The Company’s interest expense as a stand-alone company may be higher or lower than the amounts reflected in the condensed combined statements of operations. The Company currently expects that it will no longer be dependent on Motorola for most support services by or near the anticipated date of the Distribution.

In conjunction with the Contribution, the Company has entered into a series of agreements, including a master separation and distribution agreement, a tax sharing agreement, employee matters agreement, transition services agreement, intellectual property license agreement, intellectual property assignment agreement, purchase and supply agreements and other related agreements which are intended to govern the ongoing relationship between the two companies (as further discussed in Note 11).

Motorola primarily uses a worldwide centralized approach to cash management and the financing of its operations with all related activity between the Company and Motorola prior to the second quarter of 2004 reflected as equity transactions in Owner’s Net Investment in the Company’s condensed balance sheets. Types of intercompany transactions include (1) cash deposits from the semiconductor businesses which were transferred to Motorola’s bank account on a regular basis, (2) cash borrowings from Motorola used to fund operations, capital expenditures or acquisitions, (3) capital contributions for income taxes, and (4) allocations of corporate expenses identified above.

Certain retiree benefits are available to eligible United States employees meeting certain age and service requirements upon termination of employment through the Motorola Post-retirement healthcare Plan. At the date of the Distribution, the Company will assume responsibility for the retiree medical benefit obligation for all eligible retired participants, active vested participants and active participants who vest within the three year period following the Distribution. The estimated amount of the retiree medical benefit obligation to be assumed by the Company is $214 million, and Motorola will also transfer $73 million in cash of other assets acceptable to Motorola and the Company as permitted by law without adverse tax consequences

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

(3) Other Financial Data

Statements of Operations Information

Selling, General and Administrative

Investment incentives of $1 million and $1 million for the three months ended June 28, 2003 and July 3, 2004, respectively, and $46 million and $2 million for the six months ended June 28, 2003 and July 3, 2004, respectively, have been included as a reduction of Selling, general and administrative in the Company’s condensed combined statements of operations. The incentives in the first six months of 2003 were primarily related to the development of our wafer fabrication facility in China. The Company recognizes the benefit associated with these incentives when a legal right to the grant exists and there is reasonable assurance that both the terms and conditions associated with the grant will be fulfilled and the grant proceeds will be received.

In 2002, as a result of the Company’s decision not to be the sole owner of a wafer fabrication facility in China, the Company recorded an $80 million provision associated with the potential obligation to reimburse the Chinese government for tax exemptions previously received. However, the acquirer of the wafer fabrication facility, SMIC, filed an application in January 2004 with the Chinese government to request that their exemption received from the Chinese Government to exclude imported raw materials, construction material and production equipment, for VAT and duty, be expanded to include the Company’s obligations related to these exemptions. In February 2004, the Chinese government accepted this application, and the Company’s liability to reimburse these incentives was reduced by $51 million, of which $54 million has been recognized as a reduction of Selling, general and administrative and $3 million has been recognized as Income tax expense in the Company’s condensed consolidated and combined statements of operations for the six months ended July 3, 2004.

Other Income (Expense)

The following table displays the amounts comprising Interest expense, net, and Other included in Other income (expense) in the Company’s condensed combined statements of operations:

	Three Months Ended		Six Months Ended
	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Interest expense, net:
Interest expense	$(25)	$—	$(60)	$(22)
Interest income	—	—	—	1

	$(25)	$—	$(60)	$(21)

Other:
Investment impairments	$—	$—	$(5)	$(4)
Equity in income (losses) of non-consolidated investments	—	(1)	—	2
Net foreign currency losses	(1)	—	(1)	(2)

	$(1)	$(1)	$(6)	$(4)

Prior to the Contribution, Motorola allocated interest expense to the Company. Following the Contribution, the allocation of interest expense was discontinued as the Company would prospectively secure borrowings from sources, including a Motorola subsidiary through the IPO and concurrent debt offering, and would incur interest expense on such borrowings. Subsequent to July 3, 2004, the Company completed the sale of $1.25 billion of senior unsecured debt. (See Note 12).

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Pro Forma Earnings (Loss) Per Share

Prior to the completion of the IPO, the Company had approximately 278 million shares of common stock outstanding as a result of the Contribution. The Company has presented pro forma basic and diluted earnings per share amounts for the three and six months ended July 3, 2004 as if the Contribution had occurred on January 1, 2004. The Company calculated its pro forma earnings per share in accordance with SFAS No. 128, “Earnings per Share.” Basic and diluted earnings per share is computed based on the weighted-average number of common shares outstanding during the period. There is no difference between basic and diluted earnings per share since there were no outstanding options to purchase shares of Freescale Semiconductor common stock or other potentially dilutive securities outstanding prior to the IPO. In connection with the IPO, certain employees have been awarded initial stock option grants to purchase Class A common stock of the Company or other equity-based awards.

Balance Sheet Information

Accounts Receivable

Accounts Receivable, net, consist of the following:

	December 31, 2003	July 3, 2004
Accounts receivable	$288	$410
Due from Motorola	43	133

	331	543
Less allowance for doubtful accounts	(4)	(4)

	$327	$539

Inventories

Inventories consist of the following:

	December 31, 2003	July 3, 2004
Finished goods	$198	$193
Work-in-process and production materials	495	486

	$693	$679

Property, Plant, and Equipment

Property, Plant and Equipment, net, consist of the following:

	December 31, 2003	July 3, 2004
Land	$88	$83
Building	2,194	938
Machinery and equipment	6,801	1,309
Assets not yet placed in service	27	90

	9,110	2,420
Less accumulated depreciation	(6,753)	(186)

	$2,357	$2,234

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

In connection with the Contribution, the assets were recorded by the Company using Motorola’s historical cost basis in those assets. With regard to property, plant and equipment, this accounting results in the Company recognizing Motorola’s net book value of such assets as the Company’s initial book value. The calculation did not change the carrying value or depreciable lives of the assets and had no impact on depreciation expense.

Depreciation expense was $218 million and $185 million for the three months ended June 28, 2003 and July 3, 2004, respectively, and $447 million and $372 million, for the six months ended June 28, 2003 and July 3, 2004, respectively.

Assets Held for Sale

Assets held for sale were $334 million and $56 million at December 31, 2003 and July 3, 2004, respectively. The assets held for sale at December 31, 2003 include $260 million related to building, machinery and equipment of a wafer fabrication facility in Tianjin, China that was sold on January 16, 2004 to Semiconductor Manufacturing International Corporation (SMIC). In conjunction with the asset sale, the Company also entered into a cross-patent license agreement. Consideration received for the cross-patent license agreement will be amortized over the five year term of the agreement. The Company transferred assets, entered into a cross-patent license agreement, paid $30 million in cash and received Series D convertible preference shares in SMIC and warrants valued at $321 million, resulting in a net gain of $6 million. The SMIC common stock was not among the net assets contributed to the Company by Motorola. During the six months ended July 3, 2004 the Company also sold a facility in South Queensferry, Scotland, a building in Austin, Texas, a building and property in Mesa, Arizona, and excess manufacturing equipment, all of which, including the Tianjin, China facility, were classified as held for sale as of December 31, 2003. The total net gains from the disposal of assets including assets held for sale were $5 million and $1 million for the three months ended June 28, 2003 and July 3, 2004, respectively, and $13 million and $12 million for the six months ended June 28, 2003 and July 3, 2004, respectively. These net gains are included in Operating earnings in the accompanying statements of operations. At July 3, 2004, assets held for sale primarily consist of the Sendai, Japan facility, the West Creek, Virginia property, a facility in Austin, Texas, and other individually insignificant assets. The Sendai, Japan facility was sold subsequent to July 3, 2004 and is expected to result in a gain of $3 million.

Investments

Investments consist of the following:

	December 31, 2003	July 3, 2004
Available-for-sale equity securities:
Cost basis	$1	$1
Gross unrealized gains	1	—

Fair value	2	1
Other securities, at cost	52	25
Equity method investments	72	12

	$126	$38

The Company recorded investment impairment charges of $5 million and $4 million for the six months ended June 28, 2003 and July 3, 2004, respectively, and there were no such charges during the three months ended June 28, 2003 and July 3, 2004. These impairment charges represent other-than-temporary declines in the value of the Company’s investment portfolio and are included in the Other statement line of Other income (expense) in the Company’s condensed combined statements of operations.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Gains on sales of investments and businesses consist of the following:

	Three Months Ended		Six Months Ended
	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Gains on sales of investments and businesses	$—	$—	$—	$41

On March 11, 2004, all of the Company’s Series D convertible preference shares in SMIC were converted to 1.7 billion shares of common stock in connection with the initial public offering (IPO) of SMIC. The Company sold 297 million shares of SMIC common stock in the IPO for $100 million in net proceeds, resulting in a $41 million gain. The 1.4 billion remaining shares of SMIC common stock are subject to restrictions on transfer that are released over an eighteen-month period, ending in September 2005. Warrants held by the Company for SMIC stock expired unexercised at the date of the IPO. The Company’s investment in SMIC common stock was classified as available-for-sale as of April 3, 2004. The SMIC common stock and certain other investments, with carrying values of $464 million, historically part of the semiconductor operations, were not among the net assets contributed to the Company by Motorola.

Other Assets

Other assets consist of the following:

	December 31, 2003	July 3, 2004
Goodwill	$220	$221
Intangible assets, net of accumulated amortization of $32 and $2	28	23
Long-term notes receivable	6	—
Other	23	16

	$277	$260

Business Equity Information

Comprehensive Earnings (Loss)

The net unrealized gains (losses) on securities included in Comprehensive earnings (loss) are comprised of the following:

	Three Months Ended		Six Months Ended
	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Gross unrealized gains on securities	$16	$—	$15	$145
Less: Realized gains	—	—	—	41

Net unrealized gains on securities in Comprehensive earnings	$16	$—	$15	$104

Less: Impact of Contribution	—	—	—	104

Fair value adjustment to available-for-sale securities in equity	$16	$—	$15	$—

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

(4) Stock Compensation Costs

The Company accounts for employee options to purchase Motorola stock, restricted stock and for employee participation in the Motorola employee stock purchase plan under the intrinsic value method of expense recognition. Compensation cost, if any, is recorded based on the excess of the quoted market price at grant date over the amount an employee must pay to acquire the stock. All unvested Motorola stock options held by the Company’s employees on the date of Distribution are expected to be converted into stock options to purchase Class A common stock of the Company. The Company has evaluated the pro forma effects of using the fair-value-based method of accounting and as such, net earnings, basic pro forma earnings per common share and diluted earnings per common share would have been as follows:

	Three Months Ended		Six Months Ended
	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Net earnings (loss):
Net earnings (loss), as reported	$(174)	$43	$(358)	$149
Add: Stock-based employee compensation expense included in reported net earnings (loss)	2	1	3	3
Deduct: Stock-based employee compensation expense determined under fair-value-based method for all awards	(25)	(14)	(49)	(39)

Pro forma	$(197)	$30	$(404)	$113

Basic and diluted pro forma earnings per common share:
As reported		$0.15		$0.54
Pro forma		$0.11		$0.41

(5) Asset Impairment Charges

For the three months ended June 28, 2003, there were reversals of $12 million that were primarily related to the reversal of asset impairments previously established to cover assets held for sale which were placed back in service and exit cost reversals. For the three months ended July 3, 2004, there was a reversal of $1 million of reserves established in prior periods to cover decommissioning costs which are no longer needed due to lower actual decommissioning costs at closed sites than previously estimated.

For the six months ended June 28, 2003, net asset impairment charges were $33 million, and were primarily related to the impairment of specific facilities located in Arizona and Texas partially offset by the reversals of decommissioning costs which were no longer needed due to the sale of a facility, asset impairments previously established to cover assets held for sale which were placed back in service and exit costs. For the six months ended July 3, 2004, there was a reversal of $7 million of reserves established in prior periods to cover decommissioning costs which are no longer needed due to lower actual decommissioning costs at closed sites than previously estimated.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

(6) Goodwill and Other Intangible Assets

Amortized intangible assets, which are included in Other assets, were composed of the following:

	December 31, 2003		July 3, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets:
Completed technology	$38	$17	$19	$1
Customer lists technology	12	8	4	1
Trade names	10	7	2	—

	$60	$32	$25	$2

In connection with the Contribution, assets were recorded by the Company using Motorola’s historical cost basis in those assets. With regard to intangible assets, this accounting results in the Company recognizing Motorola’s net book value of such assets as the Company’s initial book value. The calculation did not change the carrying value or amortizable lives of the intangible assets and had no impact on amortization expense.

Amortization expense on intangible assets was $2 million and $2 million for the three months ended June 28, 2003 and July 3, 2004, respectively, and $4 million and $5 million for the six months ended June 28, 2003 and July 3, 2004, respectively. Amortization expense is estimated to be $10 million in 2004 and $7 million in 2005, $3 million in 2006, $3 million in 2007, $3 million in 2008 and $2 million expected thereafter.

The following table displays a roll-forward of the carrying amount of goodwill from January 1, 2004 to July 3, 2004, by business segment:

Segment	January 1, 2004	Acquired Adjustments	July 3, 2004
Transportation and Standard Products	$14	$—	$14
Networking and Computing Systems	182	—	182
Wireless and Mobile Solutions	2	—	2
Other	22	1	23

	$220	$1	$221

The change in goodwill during the six months ended July 3, 2004 resulted from changes in foreign currency exchange rates.

(7) Commitments and Contingencies

In the ordinary course of business, the Company regularly executes contracts that contain indemnifications as it is customary business practice for most business arrangements that are reduced to a contract to contain some level of indemnity between parties. Additionally, the Company executes other contracts considered outside the ordinary course of business which contain indemnifications. One such contract entered into by the Company in the second quarter 2004 is the Tax Sharing Agreement, as described in Note 11. Other examples of these types of agreements include business divestitures, business acquisitions, settlement agreements and third-party performance guarantees. In each of these circumstances, payment by the Company is conditioned on the other

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party’s claims. Further, the Company’s obligations under these agreements may be limited in terms of duration, typically not in excess of 24 months, and/or amounts not in excess of the contract value, and in some instances, the Company may have recourse against third parties for certain payments made by the Company.

Historically, the Company has not made significant payments for indemnification provisions contained in these agreements. At December 31, 2003 and July 3, 2004, the Company had reserves of $5 million and $4 million, respectively, recorded as liabilities in the Company’s condensed combined balance sheets which have been provided to cover known estimated indemnification obligations. The Company believes that if it were to incur additional losses with respect to any unknown matters at July 3, 2004, such losses would not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(8) Segment Information

Summarized below are the Company’s segment net sales and operating earnings (loss) for the three and six months ended June 28, 2003 and July 3, 2004:

	Three Months Ended		Six Months Ended
	June 28, 2003	July 3, 2004	June 28, 2003	July 3, 2004
Net Sales:
Transportation and Standard Products	$603	$646	$1,192	$1,284
Networking and Computing Systems	310	398	613	787
Wireless and Mobile Solutions	187	400	434	754
Other	15	17	27	32

Segment totals	$1,115	$1,461	$2,266	$2,857

Operating Earnings (Loss):
Transportation and Standard Products	$52	$60	$75	$101
Networking and Computing Systems	(4)	71	(21)	157
Wireless and Mobile Solutions	(153)	(43)	(292)	(115)
Other	(21)	(33)	(8)	27

Operating earnings (loss)	(126)	55	(246)	170
Total other income (expense)	(26)	(1)	(66)	16

Net earnings (loss) before income taxes	$(152)	$54	$(312)	$186

Other operating earnings (loss) includes $(9) million and $(2) million of reorganization of businesses charges (reversals) for the three months ended June 28, 2003 and July 3, 2004, respectively, and $38 million and $(10) million of reorganization of businesses charges (reversals) for the six months ended June 28, 2003 and July 3, 2004, respectively.

(9) Reorganization of Businesses

In an effort to reduce costs and simplify its product portfolio, the Company implemented a series of plans to reduce its workforce, discontinue product lines, exit businesses and consolidate manufacturing and administrative operations. Exit costs primarily consist of facility closure costs. Employee separation costs consist primarily of

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

ongoing termination benefits, principally severance payments. At each reporting date, the Company evaluates its accruals for exit costs and employee separation costs to ensure that the accruals are still appropriate. In certain circumstances, accruals are no longer required because of efficiencies in carrying out the plans or because employees previously identified for separation resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were initiated. The Company reverses accruals to income when it is determined they are no longer required.

Six months ended July 3, 2004

For the six months ended July 3, 2004, the Company recorded net reversals of $10 million, of which $1 million was included in Cost of sales and $9 million were recorded under Reorganization of businesses in the Company’s condensed combined statements of operations. The aggregate $10 million net reversal is comprised of the following:

	Exit Costs	Employee Separations (Reversals)	Asset Writedowns (Decommissioning reversals)	Total
Manufacturing and administrative consolidations	$—	$(3)	$(7)	$(10)

Manufacturing and Administrative Consolidations

There were no additional charges for the six months ended July 3, 2004. Accruals established prior to 2004 were reversed ($10 million) for reserves to cover decommissioning costs which are no longer needed due to the sale of the related facility and employee separation costs for approximately 60 employees previously identified for separation who resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved.

Reorganization of Businesses Accruals

No additional accruals were taken in the six months ended July 3, 2004.

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2004 to July 3, 2004:

Employee Separation Costs		2004 Additional Charges		2004 Adjustments
	Accruals at January 1, 2004	Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business	2004 Amounts Used	Accruals at July 3, 2004
U.S. manufacturing	$4	$—	$—	$—	$—	$(4)	$—
Asia manufacturing	2	—	—	—	—	(2)	—
Europe manufacturing	4	—	—	—	—	(4)	—
General and administrative/Research and development	22	—	—	—	(3)	(17)	2

Total	$32	$—	$—	$—	$(3)	$(27)	$2

Related headcount	200	—	—	—	(60)	(110)	30

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

At January 1, 2004, the Company had an accrual of $32 million for employee separation costs, representing the severance costs for approximately 200 employees of which 90 were manufacturing employees and 110 were non-manufacturing employees.

During the six months ended July 3, 2004, 110 employees were separated from the Company. The $27 million used in 2004 reflects cash payments to these separated employees. The 2004 adjustments of $3 million represent employee separation costs for 60 employees previously identified for separation who resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. The remaining accrual of $2 million, which is included in Accrued Liabilities in the Company’s condensed consolidated balance sheet, is expected to be paid to 30 separated employees throughout the remainder of 2004.

Six months ended June 28, 2003

For the six months ended June 28, 2003, the Company recorded net charges of $38 million, of which $3 million was included in Cost of sales and $35 million was recorded as Reorganization of businesses in the Company’s condensed combined statements of operations. The aggregate $38 million net charge is comprised of the following:

	Exit Costs (Reversals)	Employee Separations	Asset Writedowns	Total
Discontinuation of product lines	$(1)	$—	$—	$(1)
Manufacturing and administrative consolidations	(5)	11	33	39

	$(6)	$11	$33	$38

Discontinuation of Product Lines

The Company reversed $1 million of reserves previously established primarily to cover potential contract cancellation costs which were no longer needed.

Manufacturing and Administrative Consolidations

The Company’s actions to consolidate manufacturing operations and to implement strategic initiatives to streamline its global organization resulted in additional charges of $39 million for the six months ended June 28, 2003. These charges consisted of $29 million for company-wide employee separation costs and $48 million for the impairment of a facility in Texas and equipment classified as held-for-sale. These charges were offset by reversals of $38 million consisting of $18 million for previously expected employee separation accruals, $9 million for reserves previously established to cover decommissioning costs which were no longer needed due to the sale of a facility, $6 million for the reversal of asset impairments previously established to cover assets held-for-sale which were placed back in service as well as $5 million reversal of exit costs.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Reorganization of Businesses Accruals

The following table displays a roll-forward of the accruals established for exit costs from January 1, 2003 to June 28, 2003:

Exit Costs	Accruals at January 1, 2003	2003 Adjustments	2003 Amounts Used	Accruals at June 28, 2003
Discontinuation of product lines	$3	$(1)	$(2)	$—
Asia manufacturing	5	(5)	—	—

Total	$8	$(6)	$(2)	$—

The Company used $2 million of exit cost accruals and reversed $6 million of accruals no longer required primarily due to the retention of a facility previously planned to be closed.

The following table displays a roll-forward of the accruals established for employee separation costs from January 1, 2003 to June 28, 2003:

Employee Separation Costs	Acctuals at January 1, 2003	2003 Additional Charges		2003 Adjustments		2003 Amounts Used	Accruals at June 28, 2003
		Cost of Sales	Reorg of Business	Cost of Sales	Reorg of Business
U.S. manufacturing	$17	$17	$—	$(1)	$—	$(28)	$5
Asia manufacturing	30	—	—	(12)	—	(18)	—
Europe manufacturing	12	—	—	—	—	(10)	2
General and administrative/Research and development	24	—	12	—	(5)	(21)	10

Total	$83	$17	$12	$(13)	$(5)	$(77)	$17

Related headcount	1,800	400	200	(100)	(100)	(2,000)	200

At January 1, 2003, the Company had an accrual of $83 million for employee separation costs, representing the severance costs for approximately 1,800 employees of which 1,400 were manufacturing employees and 400 were non-manufacturing employees.

During the six months ended June 28, 2003, 2,000 employees were separated from the Company. The $77 million used in 2003 reflects cash payments to these separated employees. The 2003 adjustments of $18 million represent employee separation costs for 200 employees previously identified for separation who resigned from the Company unexpectedly and did not receive severance or were redeployed due to circumstances not foreseen when the original plans were approved. The remaining accrual of $17 million, which is included in accrued liabilities, was paid to 200 separated employees throughout the remainder of 2003.

(10) Risk Management

In connection with the Contribution, the Company initiated its own cash management process to provide financing for its operations, including (1) cash deposits, (2) cash disbursements, (3) intercompany borrowings, (4) and borrowings from Motorola and other third parties. The Company has implemented a foreign exchange management process to manage currency risks resulting from transactions in currencies other than the functional currency of its subsidiaries.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

As required by the separation agreement, the Company follows the risk management practices of Motorola and uses financial instruments to hedge, and therefore attempts to reduce its overall exposure to the effects of currency fluctuations on cash flows. The Company’s policy is not to speculate in financial instruments for profit on the exchange rate price fluctuation, trade in currencies for which there are no underlying exposures, or enter into trades for any currency to intentionally increase the underlying exposure. The Company intends to use hedge instruments that are effective at reducing the risk associated with the exposure being hedged and these instruments must be designated as a hedge at the inception of the contract. Accordingly, changes in market values of hedge instruments must be highly correlated with changes in market values of underlying hedged items both at inception of the hedge and over the life of the hedge contract.

The Company’s strategy in foreign exchange exposure issues is to offset the gains or losses of the financial instruments against losses or gains on the underlying operational cash flows or investments based on management’s assessment of risk. Almost all of the Company’s non-functional currency receivables and payables, which are denominated in major currencies that can be traded on open markets, are hedged. The Company uses forward contracts and options to hedge these currency exposures. In addition, the Company expects that it may hedge some firmly committed transactions, some forecasted transactions and investments in foreign subsidiaries in the future. A portion of the Company’s exposure is from currencies that are not traded in liquid markets, such as those in Latin America, and these are addressed, to the extent reasonably possible, through managing net asset positions, product pricing, and component sourcing.

At July 3, 2004, the Company had net outstanding foreign exchange contracts totaling $272 million. Management believes that these financial instruments should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities, and transactions being hedged. The following table shows, in millions of U.S. dollars, the most significant net foreign exchange hedge positions as of July 3, 2004:

Buy (Sell)	July 3, 2004
British Pound	$93
Japanese Yen	87
Malaysian Ringett	26

The Company is exposed to credit-related losses if counter parties to financial instruments fail to perform their obligations. However, it does not expect any counter parties to fail to meet their obligations.

(11) Contribution of Net Assets to the Company

During the second quarter of 2004, the Company completed the Contribution and recognized the par value and additional paid-in-capital for the issuance of approximately 278 million shares of Class B common stock exchanged for the net assets. The Company and Motorola entered into various agreements detailing the provisions of the Contribution and the separation of the Company from Motorola, and related tax, purchase and supply, transition services, and employee matters. The agreements include the following, among others:

Master Separation and Distribution Agreement

The master separation and distribution agreement describes generally the assets that were contributed to, and the liabilities assumed by, the Company from Motorola. The contributed assets generally include all of the assets of the semiconductor products sector of Motorola, as well as other specifically identified assets. The

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

liabilities assumed generally include all debts, liabilities, commitments and obligations of any nature to the extent arising out of or relating to the semiconductor products sector of Motorola prior to, on or after the contribution date as well as certain other specifically identified liabilities. The Company has agreed to indemnify Motorola for substantially all past, present and future liabilities associated with the semiconductor products sector.

In accordance with the contribution agreements, certain assets included in the historical combined financial statements were not contributed and certain liabilities included in the historical combined financial statements were not assumed. The most significant of the excluded net assets were the investments in the stock of SMIC and Phenitec which approximated $464 million in the aggregate at April 3, 2004.

The master separation and distribution agreement also governs the certain rights and obligations of both Motorola and the Company with respect to the Company’s IPO and the proposed Distribution.

Additionally, the master separation and distribution agreement contains covenants that limit the Company’s ability to undertake certain actions without the prior consent of Motorola for as long as Motorola beneficially owns at least 50% of the total voting power of the outstanding capital stock of the Company.

Tax Sharing Agreement

In general, under the tax sharing agreement, for periods prior to the IPO, Motorola assumed United States federal income tax liabilities of the Motorola affiliated group, and Motorola assumed state and non-U.S. income tax liabilities associated with returns that include only Motorola and its subsidiaries. After the IPO, the Company is responsible for any United States federal, state and foreign income tax liabilities for returns filed that include only the Company and its subsidiaries.

The tax sharing agreement contains provisions regarding tax benefits. Under those provisions, in general, the Company is required to pay Motorola for any tax benefit that the Company would receive (based on certain assumptions) as a result of an adjustment to a tax for which Motorola is responsible under the tax sharing agreement or as a result of an adjustment to any of Motorola’s tax attributes. Motorola is required to pay the Company for any tax benefit that Motorola would receive (based on certain assumptions) as a result of an adjustment to a tax for which the Company is responsible under the tax sharing agreement or as a result of an adjustment to any of the Company’s tax attributes. In either case, the company required to make a payment for such tax benefit may be required to do so prior to the time that, and regardless of whether, such tax benefit is actually realized in cash.

The provisions of the tax sharing agreement require the Company to indemnify Motorola against all tax-related liabilities incurred by Motorola relating to the Contribution or the Distribution to the extent caused by an acquisition of the Company’s assets or stock (other than pursuant to the Contribution), or other actions by the Company. These liabilities include the substantial tax-related liability (calculated without regard to any net operating loss or other tax attribute of Motorola) that would result if the Contribution or the currently planned Distribution of the common stock of the Company held by Motorola to the Motorola shareholders failed to qualify as a tax-free transaction. This indemnification does not have a specified term and the Company’s liability under this indemnification could be material in the event that the Contribution and Distribution failed to qualify as a tax-free transaction.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Purchase and Supply Agreement

The Company and Motorola have entered into a purchase and supply agreement which governs transactions pursuant to which Motorola, on behalf of its cellular subscriber business, will purchase goods and services from the Company through the end of 2006. Specifically, the purchase and supply agreement addresses:

•	Motorola’s purchase commitments covering substantially all of its cellular baseband semiconductor requirements (other than certain cellular baseband products the Company does not design) for cellular handsets designed by Motorola and manufactured by or for Motorola through 2006;

•	Motorola’s agreement to continue to encourage its original design manufacturers to purchase cellular baseband products and other semiconductors from the Company in connection with their production of cellular handsets for Motorola; and

•	order, payment and other terms.

Transition Services Agreement

The transition services agreement governs the provision by Motorola to the Company of certain support services, on an interim and transitional basis, including accounting, tax, cash management, human resources, information technology, and other general and administrative functions. The parties anticipate such services may be provided for an eighteen month period beginning April 4, 2004.

Employee Matters Agreement

The parties have entered into an employee matters agreement which allocates responsibility and liability for certain employee-related matters and provides that for a one-year period following the Contribution, while they are employed by the Company, such employees’ terms and conditions of employment (other than United States pension and retiree medical) shall be at least substantially comparable in the aggregate to their terms and conditions of employment in effect immediately prior to the Contribution date. This agreement details actions regarding employee benefit arrangements and employee stock and incentive compensation arrangements.

(12) Subsequent Events

Initial Public Offering

The Company’s registration statement on Form S-1 was declared effective on July 16, 2004 (File No. 333-111250) for the Company’s IPO. Pursuant to the registration statement, the Company offered and sold 121.6 million shares of its Class A common stock at a price of $13.00 per share, for net proceeds of $1.5 billion. On July 23, 2004, the underwriters exercised 8.4 million shares of their over-allotment which generated $105 million in net proceeds. The remaining portion of the over-allotment has lapsed. As a result, the Company has 130 million Class A and 270 million Class B shares of common stock outstanding. All of the Company’s Class B shares of common stock are held by Motorola.

Debt Issuance

On July 21, 2004 the Company issued $1.25 billion of senior unsecured debt securities. The debt securities consist of $400 million floating rate notes, linked to three month LIBOR interest rates due 2009, $350 million 6.875% notes due 2011 and $500 million 7.125% notes due 2014. The debt was issued in a private placement to qualifying qualified institutional investors and requires the Company to use its reasonable best efforts to effect an

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

exchange offer to exchange the notes for notes that are registered with the Securities Exchange Commission and that have substantially identical terms as the notes, except that they will generally be freely transferable. If the Company is not able to affect such an exchange, we will use our reasonable best efforts to file and have declared effective a shelf registration statement to permit resales of the notes. The notes have restrictive covenants that limit the Company’s ability to, among others, incur additional debt and issue preferred stock, pay dividends or distributions on, or redeem or repurchase, our capital stock, transfer or sell assets, and consolidate, merge or transfer all or substantially all of our assets. The debt will be guaranteed by any wholly-owned domestic subsidiaries that are not insignificant subsidiaries, as defined by the indenture. The Company does not currently have any significant wholly-owned subsidiaries and thus there currently are no guarantees. In connection with this debt issuance, the Company has also entered interest rate swap contracts with various counterparties as a hedge of the fair value of the fixed rate notes. Under the terms of the interest rate swap contracts the Company has converted the fixed interest rate debt to variable interest linked to six-month LIBOR interest rates.

Employee Stock Awards

In connection with the IPO, options to purchase approximately 12.3 million shares of the Company’s Class A common stock and approximately 6.2 million restricted Class A stock units were granted to employees. The restricted stock units vest ratably over a four-year period and are not entitled dividends or voting rights, if any, until they are vested. At the date of grant, the issuance of the restricted stock units was recorded as deferred compensation measured using the initial offering price of $13 per share. Compensation expense resulting from these restricted stock units will be recognized ratably over the vesting period.

Options granted in connection with the IPO have an exercise price equal to the initial offering price of the stock of $13 per share, vest ratably over a period of three years and expire if not exercised by the tenth anniversary of the grant date. Under the provisions of APB Opinion 25, there is no compensation expense resulting from these options as the exercise price was equivalent to the fair market value at the date of grant.

Distributions to Motorola

On July 21, 2004, the Company made a distribution to Motorola of $1,022 million and transferred an additional $428 million to Motorola to repay outstanding borrowings. On July 23, 2004, an additional distribution of $105 million was made to Motorola.

Freescale Semiconductor, Inc. and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements—(Continued)

(Unaudited)

(Dollars in millions, except as noted)

Effects of Subsequent Events

The following summarizes the effect of the IPO, debt issuance and distributions to Motorola on the Company’s financial position as if they had occurred on July 3, 2004:

	July 3, 2004 as Reported	Adjustments		July 3, 2004 Adjusted
	(Unaudited)	(Unaudited)		(Unaudited)
Cash and cash equivalents	$713	$1,275	A	$1,988
Other non current assets	260	32	B	292
All other assets	3,856			3,856

Total assets	$4,829			$6,136

				—
Motorola debt	428	(428)	C	—
Long-term debt	—	1,250	D	1,250
Other liabilities	1,079			1,079

Class A common stock	—	1	E	1
Additional paid-in capital	3,312	484	F	3,796
Other equity accounts	10			10

Total liabilities and equity	$4,829			$6,136

(A) To report the cash impact of subsequent events noted above:
IPO gross proceeds	$1,690
Estimated direct costs of the IPO	(78)
Debt issuance proceeds	1,250
Estimated direct costs of debt issuance	(32)
Repayment of Motorola debt	(428)
Distributions to Motorola	(1,127)

Net proceeds	$1,275

(B) Estimated direct costs of debt issuance
(C) Repayment of debt to Motorola subsidiary
(D) Debt issuance proceeds
(E) Par value of Class A common stock issued in IPO and underwriter’s over-allotment
(F) To report the additional paid-in capital impact of subsequent events noted above:
IPO gross proceeds	$1,689
Estimated direct costs of the IPO	(78)
Distributions to Motorola	(1,127)

Additional paid-in capital	$484

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Freescale

Semiconductor, Inc.

Floating Rate Senior Notes

due 2009

6.875% Senior Notes due 2011

7.125% Senior Notes due 2014

Offer to Exchange

Part II

Information Not Required In Prospectus

Item 20. Indemnification Of Directors And Officers.

Registrant’s Restated Certificate of Incorporation provides that Registrant shall indemnify each officer or director of Registrant to the fullest extent permitted by law, subject to the limitations set forth in Registrant’s Amended and Restated By-Laws. The By-Laws provide that Registrant shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person’s testator or intestate is or was a director or officer of Registrant or serves or served at the request of Registrant any other enterprise as a director or officer. Expenses incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by Registrant promptly upon receipt by it of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by Registrant. The rights of any person under the by-laws shall be enforceable against Registrant by such person who shall be presumed to have relied upon them in serving or continuing to serve as a director or officer as provided above.

Notwithstanding the foregoing, and except as otherwise provided by law, Registrant may not make any payment for indemnification pursuant to the by-laws to any person to the extent of the amount of such payment that would result in the imposition of an excise tax under Chapter 42 of the Internal Revenue Code of 1986, as amended.

Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such actions, suits or proceedings. The Delaware General Corporation Law also provides that Delaware corporations may purchase insurance on behalf of any director, officer, employee or agent.

Registrant may purchase and maintain insurance on behalf of any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any expenses incurred in any proceeding and any liabilities asserted by him or her by reason of such persons being or having been such a director, officer, employee or agent, whether or not Registrant would have the power to indemnify such person against such expenses and liabilities under the provisions of the Restated Certificate of Incorporation or otherwise. Registrant maintains such insurance on behalf of its directors and officers.

Registrant has entered into indemnification agreements with Registrant’s directors and executive officers. In each indemnification agreement, Registrant has agreed to indemnify the person named as indemnitee for expenses and losses, including reasonable attorneys’ fees, judgments, penalties, fines and amounts paid in settlement, actually and reasonably paid or incurred by that person in connection with certain civil or criminal actions or administrative proceedings because of that person’s role as a director or officer, to the fullest extent permitted under law. Registrant also has agreed to pay in advance expenses incurred by the indemnified person in connection with such proceedings. In the case of a proceeding by or in the right of the Registrant in which the indemnified person is found by a court to be liable to the Registrant, no indemnification will be made unless and only to the extent that the Delaware Court of Chancery or the court where the proceeding was brought determines that that person is fairly and reasonably entitled to indemnification despite the finding of liability. Each indemnified person is also entitled to indemnification for expenses actually or reasonably incurred in connection with appearing as a witness in a proceeding. The indemnification agreements contain detailed procedures for determination of entitlement to indemnification. Each indemnification agreement permits the indemnified person to bring a lawsuit to enforce his or her rights under the indemnification agreement and to recover the expenses of such a lawsuit. The indemnification agreements are governed by Delaware law. The indemnification agreements are in addition to, and are not intended to diminish any of the rights of indemnification under, Registrant’s Restated Certificate of Incorporation, Registrant’s Amended and Restated By-Laws, any agreement or otherwise.

Item 21. Exhibits And Financial Statement Schedules.

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit no.	Document description
1.1	Purchase Agreement dated July 16, 2004 by and among Freescale Semiconductor, Inc., Motorola, Inc. and Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the several purchasers.*

2.1	Form of Master Separation and Distribution Agreement.***

3.1	Freescale Semiconductor’s Amended and Restated Certificate of Incorporation.**

3.2	Freescale Semiconductor’s Amended and Restated Bylaws.**

4.1	Indenture dated as of July 21, 2004 by and between Freescale Semiconductor, Inc. and Deutsche Bank Trust Company Americas, as Trustee.*

4.2	First Supplemental Indenture dated as of July 21, 2004 by and between Freescale Semiconductor, Inc. and Deutsche Bank Trust Company Americas, as Trustee.*

4.3	Second Supplemental Indenture dated as of July 21, 2004 by and between Freescale Semiconductor, Inc. and Deutsche Bank Trust Company Americas, as Trustee.*

4.4	Third Supplemental Indenture dated as of July 21, 2004 by and between Freescale Semiconductor, Inc. and Deutsche Bank Trust Company Americas, as Trustee.*

4.5	Exchange and Registration Rights Agreement dated July 21, 2004 by and among Freescale Semiconductor, Inc. and Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the several purchasers.*

5.1	Opinion of Wachtell, Lipton, Rosen & Katz.

10.1	Change in Control Severance Plan.***

10.2	2004 Omnibus Incentive Plan.***

10.3	Special Incentive Plan.***

10.4	2004 Employee Stock Purchase Plan.***

10.5	Amended and Restated Retention Agreement, dated March 29, 2004, between Motorola and Christopher P. Belden.***

10.6	Employment Letter Agreement between Motorola and Dr. Claudine Simson.***

10.7	Employment Letter Agreement between Motorola and Carleton Pearl.***

10.8	Form of Supplemental Retirement Plan Tax Gross-Up Letter Agreement.***

10.9	Form of Registration Rights Agreement.***

10.10	Form of Tax Sharing Agreement.***

10.11	Form of Employee Matters Agreement (as amended and restated).***

10.12	Form of Intellectual Property Assignment Agreement.***

10.13	Form of Intellectual Property License Agreement.***

Exhibit no.	Document description
10.14	Form of Transition Services Agreement.***

10.15	Form of Purchase and Supply Agreement.***

10.16	Employment Agreement between Freescale Semiconductor and Michel Mayer.***

10.17	Contract of Employment between Freescale Semiconductor and UK Limited and Michel Mayer.***

10.18	Form of Amendment No. 1 to Tax Sharing Agreement.***

12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.****

21.1	Subsidiaries of Freescale Semiconductor.***

23.1	Consent of KPMG LLP.

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).

24.1	Power of Attorney.****

25.1	Form T-1 Statement of Eligibility of Deutsche Bank Trust Company Americas to act as trustee under the Indenture.****

99.1	Letter of Transmittal.****

99.2	Notice of Guaranteed Delivery.****

99.3	Letter to brokers, dealers, commercial banks, issuer companies and other nominees.****

99.4	Letter from brokers, dealers, commercial banks, issuer companies and other nominees to their clients.****

99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.****

*	Incorporated by reference to the Freescale Semiconductor Current Report on Form 8-K, dated July 28, 2004.
**	Incorporated by reference to Freescale Semiconductor’s Registration Statement on Form 8-A, filed July 9, 2004.
***	Incorporated by reference to Freescale Semiconductor’s Registration Statement on Form S-1, filed on December 17, 2003, as amended.
****	Previously filed.

Item 22. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(e) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Freescale Semiconductor, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 9, 2004.

FREESCALE SEMICONDUCTOR, INC.

By:	/s/ MICHEL MAYER
Michel Mayer Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* H. Raymond Bingham	Director	September 9, 2004

* David W. Devonshire	Director	September 9, 2004

* Stephen P. Kaufman	Director	September 9, 2004

* Kevin Kennedy	Director	September 9, 2004

* Leif G. Soderberg	Director	September 9, 2004

* B. Kenneth West	Director	September 9, 2004

/S/ MICHEL MAYER Michel Mayer	Chairman and Chief Executive Officer	September 9, 2004

* Scott A. Anderson	President	September 9, 2004

/S/ ALAN CAMPBELL Alan Campbell	Principal Financial Officer and Principal Accounting Officer	September 9, 2004

*By:	/S/ ALAN CAMPBELL
Alan Campbell (Attorney-in-fact)

September 9, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Purchase Agreement dated July 16, 2004 by and among Freescale Semiconductor, Inc., Motorola, Inc. and Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the several purchasers.*

2.1	Form of Master Separation and Distribution Agreement.***

3.1	Freescale Semiconductor’s Amended and Restated Certificate of Incorporation.**

3.2	Freescale Semiconductor’s Amended and Restated Bylaws.**

4.1	Indenture dated as of July 21, 2004 by and between Freescale Semiconductor, Inc. and Deutsche Bank Trust Company Americas, as Trustee.*

4.2	First Supplemental Indenture dated as of July 21, 2004 by and between Freescale Semiconductor, Inc. and Deutsche Bank Trust Company Americas, as Trustee.*

4.3	Second Supplemental Indenture dated as of July 21, 2004 by and between Freescale Semiconductor, Inc. and Deutsche Bank Trust Company Americas, as Trustee.*

4.4	Third Supplemental Indenture dated as of July 21, 2004 by and between Freescale Semiconductor, Inc. and Deutsche Bank Trust Company Americas, as Trustee.*

4.5	Exchange and Registration Rights Agreement dated July 21, 2004 by and among Freescale Semiconductor, Inc. and Goldman, Sachs & Co., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the several purchasers.*

5.1	Opinion of Wachtell, Lipton, Rosen & Katz.

10.1	Change in Control Severance Plan.***

10.2	2004 Omnibus Incentive Plan.***

10.3	Special Incentive Plan.***

10.4	2004 Employee Stock Purchase Plan.***

10.5	Amended and Restated Retention Agreement, dated March 29, 2004, between Motorola and Christopher P. Belden.***

10.6	Employment Letter Agreement between Motorola and Dr. Claudine Simson.***

10.7	Employment Letter Agreement between Motorola and Carleton Pearl.***

10.8	Form of Supplemental Retirement Plan Tax Gross-Up Letter Agreement.***

10.9	Form of Registration Rights Agreement.***

10.10	Form of Tax Sharing Agreement.***

10.11	Form of Employee Matters Agreement (as amended and restated).***

10.12	Form of Intellectual Property Assignment Agreement.***

10.13	Form of Intellectual Property License Agreement.***

10.14	Form of Transition Services Agreement.***

10.15	Form of Purchase and Supply Agreement.***

10.16	Employment Agreement between Freescale Semiconductor and Michel Mayer.***

Exhibit Number	Exhibit Title
10.17	Contract of Employment between Freescale Semiconductor and UK Limited and Michel Mayer.***

10.18	Form of Amendment No. 1 to Tax Sharing Agreement.***

12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.****

21.1	Subsidiaries of Freescale Semiconductor.*

23.1	Consent of KPMG LLP.

23.2	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1).

24.1	Power of Attorney.****

25.1	Form T-1 Statement of Eligibility of Deutsche Bank Trust Company Americas to act as trustee under the Indenture.****

99.1	Letter of Transmittal.****

99.2	Notice of Guaranteed Delivery.****

99.3	Letter to brokers, dealers, commercial banks, issuer companies and other nominees.****

99.4	Letter from brokers, dealers, commercial banks, issuer companies and other nominees to their clients.****

99.5	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.****

*	Incorporated by reference to the Freescale Semiconductor Current Report on Form 8-K, dated July 28, 2004.
**	Incorporated by reference to Freescale Semiconductor’s Registration Statement on Form 8-A, filed July 9, 2004.
***	Incorporated by reference to Freescale Semiconductor’s Registration Statement on Form S-1, filed on December 17, 2003, as amended.
****	Previously filed.